Filed Pursuant to Rule 424(b)(4)

Registration No. 333-207888

PROSPECTUS April 6, 2017

12,400,000 Shares Elevate Common Stock

Elevate Credit, Inc. is offering 12,400,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. The initial public offering price of our common stock is $6.50 per share. / Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ELVT.” / We are an “emerging growth company” under the federal securities laws and are therefore subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk factors” beginning on page 19. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Per Share Total Public offering price $6.5000 $80,600,000 Underwriting discounts and commissions(1) $0.4225 $ 5,205,200(2) Proceeds, before expenses, to us $6.0775 $75,394,800 (1) See “Underwriting” beginning on page 202 for additional information regarding underwriting compensation. (2) Entities affiliated with Technology Crossover Ventures have agreed to purchase 80,000 shares of our common stock in this offering at the initial public offering price. The underwriters will receive no underwriting discounts or commissions on such shares. We have granted the underwriters the right to purchase up to an additional 1,860,000 shares of common stock. The underwriters expect to deliver the shares of common stock to purchasers on April 11, 2017. UBS Investment Bank Credit Suisse Jefferies Stifel William Blair

Elevate

100%

revenue compound annual growth rate 1 billion $4 in loan originations 2

1.6 million

customers served 2

170 million

non-prime consumers in the US and UK market combined 3

1 For the period from 2013 ($72M) through 2016 ($580M).

2 Originations and customers from 2002 through December 2016, attributable to the combined current and predecessor direct and branded products.

3 Based on US population with a TransRisk Score of less than 700, Americans over 18 treated as “unscorable” by traditional credit scoring models and the UK population comprising the “non-standard” credit market.

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Good Today, Better Tomorrow

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of its delivery. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including May 1, 2017 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

CERTAIN CONVENTIONS GOVERNING INFORMATION IN THIS PROSPECTUS

Presentation of information related to periods before the Spin-Off

We were incorporated in Delaware in January 2014. Prior to May 1, 2014, we operated as a separately identifiable line of business of Think Finance, Inc., or “TFI,” our predecessor company. On May 1, 2014, TFI contributed the assets and liabilities associated with its direct lending and branded products business to us, and distributed its interest in our company to its stockholders. We refer to this as the “Spin-Off.” Unless expressly indicated or the context requires otherwise, the terms “Elevate,” “Company,” “we,” “us” and “our” in this prospectus refer to Elevate Credit, Inc. and, where appropriate, our wholly owned subsidiaries, as well as the direct lending and branded product business of TFI for periods prior to the Spin-Off. Financial and operational information for periods before the Spin-Off refer solely to the direct lending and branded product business of TFI. For further information regarding the Spin-Off, see “Business—Our History.”

Presentation of information related to our products

Our products are Rise and Elastic in the US and Sunny in the UK. Rise is an installment loan product that operates under individual state laws and may have significantly different rates, terms and conditions in each of the states in which Rise is offered. In Texas and Ohio, we do not make Rise loans directly, but rather act as a Credit Services Organization (which is also known as a Credit Access Business in Texas), or, collectively, “CSO,” and the loans are originated by an unaffiliated third party. Texas and Ohio are currently the only states in which Rise is offered pursuant to a CSO program. Our other US product, Elastic, is an open-end line of credit that is originated by a third-party lender under a contractual relationship whereby we provide marketing and technology services to support the lender’s origination of Elastic lines of credit. Unless expressly indicated or the context requires otherwise, and to simplify the disclosures contained herein, “Elevate’s products,” “our products,” “Elevate’s customers,” and “our customers,” as well as these products being “offered” by us and similar or related phrases, refer to these three products and their customers irrespective of whether Elevate directly originates the credit to the customer or whether such credit is originated by a third party.

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Prospectus summary

This summary overview of the key aspects of the offering identifies those aspects of the offering that are the most significant. This summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk factors,” “Forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. See “Certain conventions governing information in this prospectus” for detailed information on how we discuss our business.

OUR COMPANY

We provide online credit solutions to consumers in the United States, or the “US,” and the United Kingdom, or the “UK,” who are not well-served by traditional bank products and who are looking for better options than payday loans, title loans, pawn and storefront installment loans. Non-prime consumers—approximately 170 million people in the US and UK, typically defined as those with credit scores of less than 700—now represent a larger market than prime consumers but are difficult to underwrite and serve with traditional approaches. We’re succeeding at it—and doing it responsibly—with best-in-class advanced technology and proprietary risk analytics honed by serving more than 1.6 million customers with $4.0 billion in credit. Our current online credit products, Rise, Elastic and Sunny, reflect our mission to provide customers with access to competitively priced credit and services while helping them build a brighter financial future with credit building and financial wellness features. We call this mission “Good Today, Better Tomorrow.”

We have experienced rapid growth and improving operating margins since launching our current generation of products in 2013. As of December 31, 2016, Rise, Elastic and Sunny, together, have provided approximately $2.5 billion in credit to approximately 785,000 customers and generated strong revenue growth. Our revenues for the year ended December 31, 2016 grew 34% to $580.4 million from $434.0 million for the year ended December 31, 2015. Our operating income for the years ended December 31, 2016 and 2015 was $47.8 million and $9.0 million, respectively. Our net losses for the years ended December 31, 2016 and 2015 were $22.4 million and $19.9 million, respectively. We have committed diversified funding sources to support our growth. Rise, Elastic and Sunny are funded by five different sources through four lending facilities (of which one source and one facility related to our Rise CSO relationships in Texas and Ohio are expected to be replaced before the end of the second quarter of 2017). See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources.”

Along with increased revenue growth and improving operating margins, we have also reduced the effective APR of our products for our customers. For the year ended December 31, 2016 our effective APR was 146%, a drop of approximately 42% compared to the year ended December 31, 2013 when the effective APR was 251%. We estimate that our products have saved our customers more than $1 billion since 2013 over what they would have paid for payday loans. This estimate, which has not been independently confirmed, is based on our internal comparison of revenues from our combined loan portfolio and the same portfolio with an APR of 400%, which is the approximate average APR for a payday loan according to the Consumer Financial Protection Bureau, or the “CFPB.” As of December 31, 2016, approximately two-thirds of Rise customers in good standing had received a rate reduction, and thousands of Rise customers have received or are eligible for credit from us at near-prime interest rates of 36% based on their on-time repayment history. Furthermore, with help from our reporting their successful payment history to a major credit bureau, tens of thousands of our customers have seen their credit scores improve appreciably, according to data from that credit bureau. We believe that these rate reductions and other benefits help differentiate our products in the market and reflect improvements in our underwriting and the maturing of our loan portfolios. Moreover, we believe doing business this way is the right thing to do.

Our products in the US and the UK are:

Product type	Installment	Line of credit	Installment
Geographies served(1)	US - 15 states	US - 40 states	UK
Loan size	$500 to $7,000(5)	$500 to $3,500	£100 to £2,500
Loan term(2)	4-26 months	Up to 10 months	6-14 months
Pricing(3)	36% to 299%(6) annualized. Rates drop by 50% after 24 months of payments, and to 36% after 36 months of payments	Initially $5 per $100 borrowed plus up to 5.0% of outstanding principal per billing period	10.5% to 24% monthly
Other fees	None	None	None
Effective APR of combined loan portfolio(1)(4)	156%	91%	230%

(1)	As of and for the year ended December 31, 2016. Includes loans originated through Credit Services Organization, or “CSO,” programs.
(2)	Elastic term is based on minimum principal payments of 10% of last draw amount per month.
(3)	In Texas and Ohio, Rise charges a CSO fee instead of interest. See “Management’s discussion and analysis of financial condition and results of operations—Key Financial and Operating Metrics—Revenue growth—Revenues.” Rise interest rates may differ significantly by state. See “Regulatory Environment—APR by geography” for a breakdown of the APR for each of our products. Rise interest rates of 36% are available to qualified customers based on on-time repayment history.
(4)	Elastic is a fee-based product. The number shown is based on a calculation of an effective APR.
(5)	Maximum loan size of $7,000 available in Georgia.
(6)	As of March 31, 2017. Some legacy customers will have rates as high as 365%, the previous maximum rate.

We differentiate ourselves in the following ways:

➢	Online and mobile products that are “Good Today, Better Tomorrow.” Our products are “Good Today” because they help solve our customers’ immediate financial needs with competitively priced credit and a simple online application process that provides credit decisions in seconds and funds as soon as the next business day (in the US) or in minutes (in the UK). We are committed to transparent pricing with no prepayment penalties or punitive fees as well as amortizing loan balances and flexible repayment schedules that let customers design the loan repayment terms that they can afford. Our five-day risk-free guarantee provides confidence to customers that if they can find a better financial solution within that time they simply repay the principal with no other fees. In addition, our products are “Better Tomorrow” because they reward successful payment history with rates on subsequent loans (installment loan products) that can decrease over time and can help customers improve their long-term financial well-being with features like credit bureau reporting, free credit monitoring (for US customers), and online financial literacy videos and tools.

➢

Industry-leading technology and proprietary risk analytics optimized for the non-prime credit market.     We have made substantial investments in our IQ and DORA technology and analytics platforms to support rapid scaling and innovation, robust regulatory compliance, and ongoing improvements in underwriting. Our proven IQ technology platform provides for nimble testing and optimization of our user interface and underwriting strategies, highly automated loan originations, cost-effective servicing, and robust compliance oversight. Our DORA risk analytics infrastructure utilizes a massive (greater than 40 terabyte) Hadoop database composed of more than ten thousand potential data variables related to each of the 1.6 million customers we have served and the over 5 million applications that we have processed. Our team of over 35 data scientists uses DORA to build and test scores and strategies across the entire underwriting process, including segmented credit scores, fraud scores, affordability scores and former customer scores. We use a variety of analytical techniques, from traditional multivariate regression to machine learning and artificial intelligence, to continue to enhance our underwriting accuracy while complying with applicable US and UK lending laws and regulations. As a result of our proprietary technology and risk analytics, approximately 95% of loan applications are automatically decisioned in seconds with no manual review required.

➢	Integrated multi-channel marketing strategy. We use an integrated multi-channel marketing strategy to directly reach potential customers. Our marketing strategy includes coordinated direct mail programs, TV campaigns, search engine marketing and digital campaigns, as well as strategic partnerships. We believe our direct-to-consumer approach allows us to focus on higher quality, lower cost customer acquisitions while maximizing reach and enhancing awareness of our products as trusted brands. We have maintained steady customer acquisition costs over the past three years within the range of $230 to $300. Approximately 88% of our customers during 2016 were sourced from direct marketing channels. We continue to invest in new marketing channels, including social media, which we believe will provide us with further competitive advantages and support our ongoing growth. We expect to continue to expand growth in each of our channels based on improved customer targeting analytics and increasingly sophisticated response models that allow us to expand our marketing reach while maintaining target customer acquisition costs or “CAC.”

Our seasoned management team has, on average, more than 15 years of online technology and financial services experience and has worked together for an average of over seven years in the non-prime consumer credit industry. Our management team has overseen the origination of $4.0 billion in credit to more than 1.6 million consumers for the combined current and predecessor direct lending and branded products business that was contributed to Elevate in the Spin-Off. In addition, our management team achieved stable credit performance for our predecessor products through the last decade’s financial crisis, maintaining total principal losses as a percentage of loan originations of between 17% and 20% each year from 2006 through 2011. See “Business—Advanced Analytics and Risk Management—History of stable credit quality through the economic downturn.”

INDUSTRY OVERVIEW

Non-prime consumers represent the largest segment of the credit market.    Today, 170 million people in the US and UK have low credit scores or no credit score at all and therefore would struggle to obtain traditional bank credit. This includes more than half of the adult US population, who often face increased financial pressures due to macro-economic changes over the past few decades and tightened credit markets. We refer to this growing segment of consumers as the “New Middle Class” and we believe they represent a massive and underserved market—a larger population than the market for prime credit. Our typical customer is middle-income and has a mainstream demographic profile, in line with the average of the populations of the US and UK, respectively, in terms of income, educational background and rate of homeownership.

The New Middle Class has an unmet need for credit.    Due to wage stagnation over the past several decades and the continued impact of the last decade’s financial crisis, the New Middle Class is characterized by a lack of savings and significant income volatility. As a result, our customer base often must rely on credit to fund unexpected expenses, like car and home repairs or medical emergencies.

Non-prime credit can be less vulnerable to recessionary factors.    Based on our own experiences during the last decade’s financial crisis, we believe that patterns of credit charge-offs for non-prime consumers can be acyclical or counter-cyclical when compared to prime consumers in credit downturns. In a recession, banks and traditional prime credit providers often experience increases in credit charge-off rates and tighten standards which reduces access to traditional credit and pushes certain consumers out of the market for bank credit. Conversely, with advanced underwriting, lenders serving non-prime consumers are able to maintain comparatively flat charge off rates in part because of these new customers who are unable to avail themselves of the traditional credit market. See “Business—Advanced Analytics and Risk Management—History of stable credit quality through the economic downturn.”

Non-prime consumers have different needs for credit.    Non-prime consumers generally have unique and immediate credit needs, which differ greatly from the typical prime consumer. Where prime consumers consider price most in selecting their credit products, we believe that non-prime consumers will often consider a variety of features, including the simplicity of the application process, speed of decisioning and funding, how they will be treated if they cannot pay their loan back on time, and flexible repayment terms.

Banks do not adequately serve the New Middle Class.    Following the last decade’s financial crisis, most banks tightened their underwriting standards and increased their minimum FICO score requirements for borrowers, leaving non-prime borrowers with severely reduced access to traditional credit. Despite the improving economy, banks continue to underserve the New Middle Class. We estimate that revolving credit available to non-prime US borrowers was reduced by approximately $142 billion from 2008 to 2016. This reduction has had a profound impact on non-prime consumers in the US and UK who typically have little to no savings. Often, the only credit-like product offered by banks that is available to non-prime borrowers is overdraft protection, which can have an extremely high effective APR of over 3,500% depending upon the amount of the overdraft transaction and the length of time to bring the account positive, according to the FDIC.

Legacy non-prime lenders are not innovative.    As a result of limited access to credit products offered by banks, the New Middle Class has historically had to rely on a variety of legacy non-prime lenders, such as storefront installment lenders, payday lenders, title lenders, pawn and rent-to-own providers that typically do not offer customers the convenience of online and mobile access. While legacy non-prime credit products may fulfill a borrower’s immediate funding needs, many of these products have significant drawbacks for consumers, including a potential “cycle of debt,” higher interest rates, punitive fees and aggressive collection tactics. Additionally, legacy non-prime lenders do not typically report to major credit bureaus, so non-prime consumers often remain in a “cycle of non-prime” and rarely improve their financial options.

Fintech startups have largely ignored the non-prime credit market.    Despite the growing and unmet need for non-prime credit, few innovative solutions tailored for non-prime consumers have come to market and achieved any meaningful scale. Where new online marketplace lenders and small business lenders have emerged to serve prime consumers, we believe that non-prime consumers still have relatively few responsible online credit options. We believe this is because underwriting non-prime consumers presents significantly greater analytical challenges than underwriting prime consumers. Unlike prime consumers, the credit profiles of non-prime consumers vary greatly and may contain significant derogatory information, yet non-prime consumers expect instant decisions with a minimum of paperwork and inconvenience. While new data and techniques can assist in improving underwriting capabilities, we believe lenders still require deep insight and extensive experience to successfully serve non-prime consumers while maintaining target loss rates. Additionally, we believe the compliance and other systems necessary to serve non-prime consumers in a manner consistent with regulatory requirements can be a barrier to entry. Having originated $4.0 billion in credit to more than 1.6 million customers, we believe we have a significant lead over new entrants.

Consumers are embracing the internet for their personal finances.    Consumers are increasingly turning to online and mobile solutions to fulfill their personal finance needs. We believe this growth is an indication of borrower preferences for online and mobile financial products that are more convenient and easier to access than products provided by legacy brick-and-mortar lenders.

OUR SOLUTIONS

Our innovative online credit solutions provide immediate relief to customers today and can help them build a brighter financial future. We call this mission “Good Today, Better Tomorrow” and it drives our product design.

We provide more convenient, competitively priced financial solutions to our customers, who are not well-served by either banks or legacy non-prime lenders, by using our advanced technology platform and proprietary risk analytics. We also offer a number of financial wellness and consumer-friendly features that we believe are unmatched in the non-prime lending market.

We have made substantial investments in our IQ and DORA technology and analytics platforms to support rapid scaling and innovation, robust regulatory compliance, and ongoing improvements in underwriting. We have also established a research organization focused on non-prime consumers called the “Center for the New Middle Class” to raise the awareness of their unique needs and to guide our product development. As a result, we believe we are leading a new breed of more responsible online credit providers for the New Middle Class.

Our products provide the following key benefits:

➢	Competitive pricing with no hidden or punitive fees. Our US products offer rates that we believe are typically more than 50% lower than many generally available alternatives from legacy non-prime lenders. We estimate that our products have saved our customers more than $1 billion since 2013 over what they would have paid for payday loans. Our products offer rates on subsequent loans (installment loan products) that can decrease over time based on successful loan payment history. For instance, as of December 31, 2016, approximately two-thirds of Rise customers in good standing had received a rate reduction, typically after a refinance or on a subsequent loan. In addition, in order to help our customers facing financial hardships, we have eliminated “punitive” fees, including returned payment fees and late charges, among others.

➢	Access and convenience. We provide convenient, easy-to-use products via online and mobile platforms. Consumers are able to apply using a mobile-optimized online application, which takes only minutes to complete from a mobile or desktop device. Credit determinations are made in seconds and approximately 95% of loan applications are fully automated with no manual review required. Funds are typically available next-day in the US and within minutes in the UK.

➢	Flexible payment terms and responsible lending features. Our customers can select a payment schedule that fits their needs, with no prepayment penalties. We do not offer any “single-payment” or “balloon payment” credit products that can lead to a cycle of debt and are criticized by many consumer groups as well as the CFPB. To ensure that consumers fully understand the product and their alternatives, we provide extensive “Know Before You Borrow” disclosures as well as an industry-leading five-day “Risk-Free Guarantee” during which customers can rescind their loan at no cost. Consistent with our goal of being sensitive to the unique needs of non-prime consumers, we also offer flexible solutions to help customers facing issues impacting their ability to make scheduled payments. Our solutions include notifications before payment processing, extended due dates, grace periods, payment plans and settlement offers.

➢	Financial wellness features. Our products include credit building and financial wellness programs, such as credit reporting, free credit monitoring (in the US) and online financial literacy videos and tools. Our goal is to help our customers improve their financial options and behaviors at no additional charge. We are very proud of the fact that, with help from our reporting their successful payment history to a major credit bureau, tens of thousands of our customers have seen an appreciable increase in their credit scores.

OUR COMPETITIVE ADVANTAGES

Using our IQ technology platform and DORA risk analytics infrastructure, we are able to offer our customers innovative credit solutions that place us as a leader among a new breed of more responsible, online non-prime lenders. We believe the following are our key competitive advantages:

➢	Differentiated online and mobile products for non-prime consumers. Our product development is driven by a deep commitment to solving customers’ immediate financial need for credit and helping them improve their long-term financial future. We call this mission “Good Today, Better Tomorrow.” Our products are “good today” due to their convenience, cost, transparency and flexibility. However, we go even further in creating credit products that can help enable customers to have a “better tomorrow.” Based on successful payment history, rates on subsequent loans (installment loan products) can decrease over time, and we provide a path to prime credit for struggling consumers by reporting to credit bureaus, providing free credit monitoring (for US products), and offering online financial literacy videos and tools to help build better financial management skills.

➢	Industry-leading DORA risk analytics infrastructure and underwriting scores. Traditional approaches for underwriting credit such as FICO scores are not adequate for non-prime consumers who may have significant derogatory credit history or no credit history at all. Because continued leadership in non-prime underwriting is essential to drive growth, support continued rate reductions to customers, and manage losses, we built our DORA risk analytics infrastructure to support the development and enhancement of our underwriting scores and strategies. The DORA risk analytics infrastructure utilizes a massive (greater than 40 terabyte) Hadoop database composed of more than ten thousand potential data variables related to each of the 1.6 million customers we have served and the over 5 million applications that we have processed. Our team of over 35 data scientists uses DORA to build and test scores and strategies across the entire underwriting process, including segmented credit scores, fraud scores, affordability scores and former customer scores. They use a variety of analytical techniques from traditional multivariate regression to machine learning and artificial intelligence to continue to enhance our underwriting accuracy while complying with applicable US and UK lending laws and regulations. See “Business—Advanced Analytics and Risk Management—Segmentation strategies across the entire underwriting process.” Across the portfolio of products we currently offer, we have maintained stable credit quality as evidenced by charge-off rates that are generally between 25% and 30% of the original principal loan balances. While we experience month-to-month variability in our loan losses for any variety of reasons, including due to seasonality, on an annual basis, our annual principal charge-off rates have remained consistent since the launch of our current generation of products in 2013. See “Management’s discussion and analysis of financial condition and results of operations—Key Financial and Operating Metrics—Credit quality.”

➢

Innovative and flexible IQ technology platform.    Investment in our flexible and scalable IQ technology platform has enabled us to rapidly grow and innovate new products—notably supporting the launch of our current generation of products in 2013. Our IQ technology platform provides for nimble testing and optimization of our user interface and underwriting strategies, highly automated loan originations, cost-effective servicing and robust compliance oversight. In addition, our platform is adaptable to allow us to enhance current products or launch future online products to meet evolving consumer preferences and respond to a dynamic regulatory environment. Further, our open architecture allows us to easily integrate with best-in-class third party providers, including strategic partners, data sources and outsourced vendors.

➢	Integrated multi-channel marketing approach. We use an integrated multi-channel marketing strategy to reach potential customers, which includes coordinated direct mail programs, TV campaigns, search engine marketing and digital campaigns, and strategic partnerships. We have created unique capabilities to effectively identify and attract qualified customers, which supports our long-term growth objectives at target customer acquisition costs. We have maintained steady customer acquisition costs over the past three years within the range of $230 to $300. Approximately 88% of our customers for the year ended December 31, 2016 were sourced from direct marketing channels. We believe this approach allows us to focus on higher quality, lower cost customer acquisition while maximizing reach and enhancing awareness of our products as trusted brands. We continue to invest in new marketing channels, including social media, which we believe will provide us with further competitive advantages and support our ongoing growth.

➢	Seasoned management team with strong industry track record. We have a seasoned team of senior executives with an average of more than 15 years of experience in online technology and financial services, led by Ken Rees, a financial services industry veteran with more than 20 years of experience, who is regarded as one of the leading advocates of responsible credit in the non-prime lending space. The team oversaw the origination of $4.0 billion in credit to more than 1.6 million consumers for the combined current and predecessor products that were contributed to Elevate in the Spin-Off. Additionally, the team has a proven track record of managing defaults through the last decade’s financial crisis. From 2006 to 2011, the principal charge-offs of Elevate’s legacy and predecessor credit products remained comparatively flat compared to credit card charge-off rates, which nearly tripled during the same period. Elevate was certified as a “Great Place To Work” in 2016 and named as one of the country’s “Best Medium Workplaces” and most recently as one of the “Best Workplaces in Texas” by consulting firm Great Place to Work and Fortune. We believe this reflects our commitment to build a strong and lasting company and corporate culture.

OUR GROWTH STRATEGY

To achieve our goal of being the preeminent online lender to the New Middle Class, we intend to execute the following strategies:

➢	Continue to grow our current products into dominant brands. Our current generation of products, Rise, Elastic and Sunny, were launched in 2013. Given strong consumer demand and organic growth potential, we believe that significant opportunities exist to expand these three products within their current markets via existing marketing channels. As non-prime consumers become increasingly familiar and comfortable with online and mobile financial services, we also plan to capture the new business generated as they migrate away from less convenient legacy brick-and-mortar lenders.

➢	Widen the credit spectrum of borrowers served. We continue to evaluate new product and market opportunities that fit into our overall strategic objective of delivering next-generation online and mobile credit products that span the non-prime credit spectrum. For example, we are evaluating products with lower rates that would be more focused on the needs of near-prime consumers. In addition, we are continually focused on improving our analytics to effectively underwrite and serve consumers within those segments of the non-prime credit spectrum that we do not currently reach.

➢

Pursue additional strategic partnerships.    Our progressive non-prime credit solutions have attracted top-tier affiliate partners as a way to serve customers they have acquired. We intend to continue growing our existing affiliate partnerships and will evaluate opportunities to enter into new partnerships with affiliates and retailers and potentially enable non-prime customers to purchase their goods and services on credit. We expect these partnerships to provide us with access to a broad range of potential new customers, with low customer acquisition costs. In addition, we will pursue further strategic partnerships with banks.

➢	Expand our relationship with existing customers. Customer acquisition costs represent one of the most significant expenses for online lenders. We will seek to expand our strong relationships with existing customers by providing qualified customers with new loans on improved terms or offering other products and services. We believe we can better serve our customers with improved products and services while, at the same time, achieving better operating leverage.

➢	Enter new markets. We will explore pursuing strategic opportunities to expand into additional international and domestic markets. However, we plan to take a disciplined approach to international expansion, utilizing customized products and in-market expertise. As reflected in our approach to entering the UK market, we believe that local teams with products developed for each unique local market will ultimately be the most successful. We currently do not expect to undertake any international expansion in the near term.

RISKS AFFECTING US

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk factors.” These risks include, but are not limited to, the following:

➢	We have a limited operating history in an evolving industry, which makes it difficult to accurately assess our future growth prospects.

➢	Our historical information does not necessarily represent the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

➢	Our recent growth rate may not be indicative of our ability to continue to grow, if at all, in the future.

➢	We have a history of losses and may not achieve consistent profitability in the future.

➢	The consumer lending industry continues to be subjected to new laws and regulations in many jurisdictions that could restrict the consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

➢	Regulators and payment processors are scrutinizing certain online lenders’ access to the Automated Clearing House system to disburse and collect loan proceeds and repayments, and any interruption or limitation on our ability to access this critical system would materially adversely affect our business.

➢	If the information provided by customers or other third parties to us is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and any inability to effectively identify, manage, monitor and mitigate fraud risk on a large scale could cause us to incur substantial losses, and our operating results, brand and reputation could be harmed.

➢	Because of the non-prime nature of our customers, we have historically experienced a high rate of net charge-offs as a percentage of revenues, and our ability to price appropriately in response to this and other factors is essential. We rely on our proprietary credit and fraud scoring models in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

➢	We currently depend on debt financing to finance most of the loans we originate. Our business could be adversely affected by a lack of sufficient debt financing at acceptable prices or disruptions in the credit markets, which could reduce our access to credit.

➢	Risks related to our association with Think Finance, Inc., or “TFI.”

➢	Other risks related to litigation, compliance, regulation and this offering.

CORPORATE INFORMATION

We were incorporated in Delaware in January 2014. Prior to May 1, 2014, we operated as a separate identifiable line of business of TFI. On May 1, 2014, we were spun off from TFI.

Our principal executive offices are located at 4150 International Plaza, Suite 300, Fort Worth, Texas 76109, and our telephone number is (817) 928-1500. Our website is www.elevate.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Elevate, Elastic, Rise, Sunny and other trademarks or service marks of Elevate appearing in this prospectus are the property of Elevate. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks and service marks used in this prospectus.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and are therefore subject to reduced public company reporting requirements. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

The offering

Common stock offered by us	12,400,000 shares
Common stock to be outstanding after this offering	39,499,745 shares

Option to purchase additional shares to be offered by us	1,860,000 shares

Use of proceeds	We will use approximately $14.9 million of the net proceeds to repay a portion of the outstanding amount under our convertible term notes, approximately $53.0 million of the net proceeds to repay a portion of the outstanding amount under our financing agreement and the remainder, if any, for general corporate purposes, including to fund a portion of the loans made to our customers. See “Use of proceeds.”

Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, director nominees, officers, employees and other individuals associated with us and members of their families. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1 million of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors, director nominees or executive officers shall be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described herein. See “Underwriting—Directed Share Program.”

Exchange listing	Our common stock has been approved for listing on the New York Stock Exchange, or “NYSE,” under the symbol “ELVT.”

The number of shares of our common stock to be outstanding after this offering is based on 27,099,745 shares of our common and convertible preferred stock outstanding as of December 31, 2016, as adjusted for the 2.5-for-1 forward stock split, which will occur in connection with the completion of this offering, and excludes 6,995,472 shares of common stock reserved and common stock available for issuance under our 2016 Omnibus Incentive Plan, or “2016 Plan,” and our 2014 Equity Incentive Plan, or “2014 Plan,” which comprises:

➢	3,501,415 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2016, with a weighted average exercise price of $4.19 per share and per share exercise prices ranging from $2.12 to $8.32;

➢	425,262 shares of common stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2016, with a weighted average grant date fair value of $8.12 per share; and

➢	3,068,795 shares of common stock issuable upon the exercise of options available for grant.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

➢	the conversion of all outstanding shares of our convertible preferred stock on a one-to-one basis without additional consideration into an aggregate of 5,639,410 shares of common stock immediately prior to the 2.5-for-1 forward stock split of our common stock and immediately prior to the completion of this offering;

➢	a 2.5-for-1 forward stock split of our common stock to be effected immediately prior to the completion of this offering;

➢	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

➢	no exercise of the outstanding options and no vesting of the restricted stock units described above;

➢	no exercise of the underwriters’ option to purchase additional shares; and

➢	no conversion of the convertible term notes into shares of our common stock.

Summary historical and pro forma financial data

The following tables summarize our consolidated financial data. You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s discussion and analysis of financial condition and results of operations” contained elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2016 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary consolidated financial and other data in this section are not intended to replace the financial statements from which they are derived and are qualified in their entirety by the financial statements and related notes included in this prospectus.

	For the years ended December 31,
Consolidated statements of operations data (dollars in thousands, except share and per share amounts)	2016	2015
Revenues	$580,441	$434,006
Cost of sales:
Provision for loan losses	317,821	232,650
Direct marketing costs	65,190	61,032
Other cost of sales	17,433	15,197

Total cost of sales	400,444	308,879

Gross profit	179,997	125,127

Operating expenses:
Compensation and benefits	65,657	60,568
Professional services	30,659	25,134
Selling and marketing	9,684	7,567
Occupancy and equipment	11,475	9,690
Depreciation and amortization	10,906	8,898
Other	3,812	4,303

Total operating expenses	132,193	116,160

Operating income	47,804	8,967

Other income (expense):
Net interest expense	(64,277)	(36,674)
Foreign currency transaction loss	(8,809)	(2,385)
Non-operating income (expense)	(43)	5,523

Total other expense	(73,129)	(33,536)

Loss before taxes	(25,325)	(24,569)
Income tax benefit	(2,952)	(4,658)

Net loss	$(22,373)	$(19,911)

Basic and diluted net loss per share	$(4.34)	$(3.97)
Pro forma net loss per share of common stock—basic and diluted(1)	$(0.83)	$(0.75)
As adjusted(2)	$(0.57)
Basic and diluted weighted average shares outstanding	5,157,705	5,010,339
Weighted average shares used in computing pro forma net loss per share:
Basic and diluted(1)	26,992,788	26,624,373
Basic and diluted, as adjusted(2)	39,392,788

(1)	Pro forma basic and diluted net income (loss) per share of common stock have been calculated assuming (i) the conversion of all outstanding shares of convertible preferred stock at December 31, 2016 and 2015 into an aggregate of 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of common stock as of the beginning of the applicable period or at the time of issuance, if later and (ii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion.
(2)	Pro forma net income (loss) per share of common stock, as adjusted, gives effect to (i) the sale by us of 12,400,000 shares of our common stock in this offering; (ii) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of our common stock; (iii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion and (iv) the use of proceeds from this offering to repay a portion of the amounts outstanding under the Victory Park Capital credit facility, or the “VPC Facility,” and the convertible term notes as described in “Use of proceeds,” as if the offering and those transactions had occurred on December 31, 2016. The number of shares is computed based on an initial public offering price of $6.50 per share.

	As of and for the years ended December 31,
Other financial and operational data (dollars in thousands, except as noted)	2016	2015
Adjusted EBITDA(1)	$60,417	$18,712
Free cash flow(2)	$19,246	$(30,931)
Number of new customer loans	277,601	238,238
Number of loans outstanding	289,193	222,723
Customer acquisition costs	$235	$256

Net charge-offs(3)	$299,700	$214,795
Additional provision for loan losses(3)	18,121	17,855

Provision for loan losses	$317,821	$232,650

Past due combined loans receivable – principal as a percentage of combined loans receivable – principal(4)	14%	12%
Net charge-offs as a percentage of revenues	52%	49%
Total provision for loan losses as a percentage of revenues	55%	54%
Combined loan loss reserve(5)	$82,376	$65,784
Combined loan loss reserve as a percentage of combined loans	16%	17%
Effective APR of combined loan portfolio	146%	173%
Ending combined loans receivable – principal(4)	$481,210	$356,069

(1)	Adjusted EBITDA is not a financial measure prepared in accordance with generally accepted accounting principles in the United States, or “GAAP.” Adjusted EBITDA represents our net income (loss), adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV Facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; stock-based compensation; adjustments to contingent consideration payable related to companies previously acquired prior to the Spin-Off; and income taxes. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.
(2)	Free cash flow is not a financial measure prepared in accordance with GAAP. Free cash flow represents our net cash from operating activities adjusted for the net charge-offs—combined principal loans and capital expenditures incurred during the period. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and a reconciliation of free cash flow to net cash provided by operating activities.
(3)	Net charge-offs and additional provision for loan losses are not a financial measure prepared in accordance with GAAP. Net charge-offs include the amount of principal and accrued interest on loans that are more than 60 days past due, or sooner if we receive notice that the loan will not be collected, such as a bankruptcy notice or identified fraud, offset by any recoveries. Additional provision for loan losses is the amount of provision for loan losses needed for a particular period to adjust the combined loan loss reserve to the appropriate level in accordance with our underlying loan loss reserve methodology. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation to provision for loan losses, the most directly comparable financial measure calculated in accordance with GAAP.
(4)	Combined loans receivable is defined as loans owned by the Company plus loans originated and owned by third-party lenders pursuant to our CSO programs. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loans receivable to loans receivable, net, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	Combined loan loss reserve is defined as the loan loss reserve for loans owned by the Company plus the loan loss reserve for loans originated and owned by third-party lenders and guaranteed by the Company. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loan loss reserve to loan loss reserve, the most directly comparable financial measure calculated in accordance with GAAP.

	As of December 31, 2016
Selected consolidated balance sheet data (dollars in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Cash and cash equivalents	$53,574	$68,574	$69,935
Loans receivable, net of allowance for loan losses of $77,451	392,663	392,663	392,663
Total assets	570,181	585,181	586,542
Total liabilities	556,614	571,614	503,614
Total convertible preferred stock	6	—	—
Total stockholders’ equity	$13,567	$13,567	$82,928

(1)	The pro forma column reflects (i) the conversion of all outstanding shares of convertible preferred stock at December 31, 2016 into 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of common stock immediately prior to the closing of this offering, (ii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion and (iii) the convertible term notes being fully drawn at the time of this offering. The outstanding shares of our preferred stock were originally distributed to stockholders of TFI in connection with the Spin-Off. Each share of preferred stock will convert into one share of common stock without the payment of additional consideration. The conversion of the convertible preferred stock reduces total convertible preferred stock by $6 thousand while increasing common stock by the same amount.
(2)	The pro forma as adjusted column reflects (i) the pro forma adjustments described in footnote (1) above, (ii) the sale by us of 12,400,000 shares of common stock in this offering at an initial public offering price of $6.50 per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us and (iii) the use of proceeds from this offering to repay a portion of the amounts outstanding under our VPC Facility and the convertible term notes, as described in “Use of proceeds.”

Letter from Ken Rees, CEO of Elevate

When we began our IPO process over a year ago, we told you we would grow revenue and profits throughout 2016, while continuing to provide the most responsible credit products in our space. In fact, we improved the company in almost every way.

In 2016, we grew revenue by 34%, loans outstanding by 30%, and operating income by more than 400% over the prior year. While we have not yet reached profitability, our principal charge-off rates have remained stable while our customer acquisition costs have continued to come down. Just as important, we ramped up our commitment to serve our customers and help them improve their financial wellness. We have lowered our average customer effective APRs over 40% since 2013 and we estimate that our customers have now saved more than $1 billion since 2013 over what they would have paid for payday loans. Furthermore, tens of thousands of our customers have appreciably improved their credit ratings with help from our reporting their successful payment history to a major credit bureau.

How did Elevate thrive while so many other online and marketplace lenders struggled for funding, growth and profitability? We believe it is because of our steady focus on serving the vast and underserved segment of approximately 170 million non-prime consumers in the US and UK who are seeking better financial options. We call them the “New Middle Class.” Our customer is typically deeply frustrated with traditional banks, which have ignored their need for access to credit, fair pricing, and a path to lower rates and better credit. Even though non-prime consumers now outnumber prime consumers in the US, most fintech investments and innovation have largely focused on providing credit to prime consumers who are already swimming in it.

The New Middle Class deserves better and shouldn’t be ignored. We believe we can help them—and do it responsibly—while building a strong, successful company.

Our customers include people like Sandy in Southwest Ohio. Sandy works in a pharmacy and her husband recently retired from the local police department after 20 years of service. They watched their budget, but bills from unexpected expenses had accumulated and they had gone years without credit. As Sandy says: “When you do that, no one will lend you any money. And [Elevate] lent me money.” Furthermore, with cars that were 11 and 20 years old, they also needed credit to purchase a car. Because Elevate reported their successful payment history to a major credit bureau, they saw their credit score increase over time. That improved credit score helped give them access to better financing options. “We … checked our credit … because we knew we needed a car. We walked in [to the dealer], and [because we could qualify for a loan] we walked out with a car, which would have never happened three years ago.”

With limited savings and significant income volatility, the New Middle Class needs access to convenient, responsible credit today. Yet the real-world products that are available to them, such as payday loans, title loans, pawn, and storefront installment loans have significant drawbacks, often trapping them in a cycle of debt and preventing them from improving their financial wellness over time. We set out to give them new and better options, and we are doing just that.

Our mission remains as vital as it was when we started the company. Our commitment has not wavered and we continue to invest in industry-leading data and analytics and focus on delivering a “prime” experience to non-prime consumers. And with a target market of 170 million underserved people in the US and UK, we’re just getting started.

Letter from Ken Rees, CEO of Elevate

Our core beliefs have not changed, either, and they continue to drive our business:

We believe the highest cost credit is no credit at all.    We can’t ignore the real-world challenges and needs facing the New Middle Class. If a person can’t get to work because they can’t get credit to repair their car, they can face severe financial consequences. Our goal is to responsibly serve as many non-prime consumers as possible while maintaining sustainable margins and without compromising our commitment to lowering rates for our customers.

We believe non-prime credit needs to be priced to risk.    Serving non-prime customers means accepting a higher likelihood of default. However, instituting overly restrictive credit criteria or adding punitive fees and aggressive collections practices that create even more hardships for consumers is not the answer. At Elevate, we are committed to simple and transparent pricing. This means that our customers won’t face hidden or punitive fees but as a result of their risk, most of the credit we offer will be priced above rates generally available to prime consumers. Our goal is to balance the need to provide access to responsible credit with the need for sustainable profits.

We believe that further improvements in technology, analytics and scale should benefit our customers.    We are continually investing in advanced analytics that allow us to improve our underwriting capabilities. In addition, because we are a 100% online and mobile business, as we continue to grow we expect to generate economies of scale. We are committed to using these improvements to benefit our borrowers in the form of lower rates. In fact, we have already lowered the average effective APR to our customers by approximately 40% since 2013. As a result, we do not expect operating margins to grow above 20% over the long term. This is part of our commitment as a responsible lender, but also an important discipline that supports long-term growth and competitive differentiation.

We believe in “Good Today, Better Tomorrow.”    The New Middle Class deserves responsible online and mobile credit products that meet their needs today and also provide them with a path to improve their financial future. Our products are competitively priced and convenient, have flexible payment options, and don’t have hidden or punitive fees. In addition, they have rates that can go down over time, are reported to credit bureaus, offer free credit score monitoring (in the US) and provide financial wellness tools–all to help our customers build their brighter tomorrow. We believe this approach is the right thing to do and will result in a more successful long-term relationship with our customers.

We believe the need for more responsible non-prime credit is here to stay.    Ongoing changes in the regulatory environment will not eliminate the need for non-prime credit, but rather will evolve the way it is provided. We support the CFPB’s proposed new regulations for non-prime credit and other efforts by the CFPB and many consumer groups to eliminate harmful practices and stop bad actors. With or without those regulations, we are committed to responsible lending practices - even when not required by law. We have also established a research organization called the “Center for the New Middle Class” to raise the awareness of our customers’ unique needs and to guide our product development. Innovation is in our DNA, and we believe that nimble, technology-enabled lenders like Elevate will be able to adapt, thrive and continue to grow in a dynamic regulatory environment and serve our customers’ expanding expectations for credit.

Delivering on these core beliefs is powered by our people and a corporate culture driven by Elevate’s four company values: Think Big, Raise the Bar, Win Together, and Do the Right Thing. These are not just words on paper, they inspire us to innovate, adapt and always focus on improving the financial options available to the New Middle Class. The passion that our employees have for our customers is one of the reasons we were certified as a “Great Place to Work” in 2016.

Letter from Ken Rees, CEO of Elevate

Thank you for reading this letter. We are a different kind of company with a unique mission. We have consistently gone our own way and resisted trends and hype - we believe that’s one of our biggest strengths. I hope you share our excitement about the incredible opportunity we have to provide the next generation of responsible, online non-prime credit solutions and build a successful, lasting company.

Ken Rees Chief Executive Officer

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face, but include the most significant factors currently known by us that make the offering speculative or risky. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have a limited operating history in an evolving industry, which makes it difficult to accurately assess our future growth prospects.

We were incorporated as a wholly owned subsidiary of Think Finance, Inc., or “TFI,” our predecessor company, in January 2014 and became a stand-alone company in May 2014 following the Spin-Off and, as such, have a three year history as a stand-alone company. Although our management team has many years of experience in the non-prime lending industry, we operate in an evolving industry that may not develop as expected. Assessing the future prospects of our business is challenging in light of both known and unknown risks and difficulties we may encounter. Growth prospects in non-prime lending can be affected by a wide variety of factors including:

➢	Competition from other online and traditional lenders;

➢	Regulatory limitations that impact the non-prime lending products we can offer and the markets we can serve;

➢	An evolving regulatory landscape;

➢	Access to important marketing channels such as:

¡	Direct mail;

¡	TV and mass media;

¡	Search engine marketing; and

¡	Strategic partnerships with affiliates;

➢	Changes in consumer behavior;

➢	Access to adequate financing;

➢	Increasingly sophisticated fraudulent borrowing and online theft;

➢	Challenges with new products and new markets;

➢	Dependence on our proprietary technology infrastructure and security systems;

➢	Dependence on our personnel and certain third parties with whom we do business;

➢	Risk to our business if our systems are hacked or otherwise compromised;

➢	Evolving industry standards;

Risk factors

➢	Recruiting and retention of qualified personnel necessary to operate our business; and

➢	Fluctuations in the credit markets and demand for credit.

We may not be able to successfully address these factors, which could negatively impact our growth, harm our business and cause our operating results to be worse than expected.

Our historical information does not necessarily represent the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

We have a limited operating history as a stand-alone company. See “—We have a limited operating history in an evolving industry, which makes it difficult to accurately assess our future growth prospects” above. As a result of the Spin-Off, TFI contributed the assets and liabilities associated with its direct lending and branded products business to us. The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented. This is primarily because:

➢	our historical financial information reflects allocations for services historically provided to us by TFI, which allocations may not reflect the costs we will incur for similar services in the future as a stand-alone company; and

➢	our historical financial information does not reflect reduced economies of scale, including changes in the cost structure, personnel needs, financing and operations of our business.

Following this offering, we also will be responsible for the additional costs associated with being a public company, including costs related to corporate governance and having listed and registered securities. Therefore, our historical financial information may not be indicative of our future performance as a stand-alone public company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Summary historical and pro forma financial data,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

Our recent growth rate may not be indicative of our ability to continue to grow, if at all, in the future.

Our revenues grew to $580.4 million in the year ended December 31, 2016 from $434.0 million in the year ended December 31, 2015. It is possible that, in the future, even if our revenues continue to increase, our rate of revenue growth could decline, either because of external factors affecting the growth of our business or because we are not able to scale effectively as we grow. If we cannot manage our growth effectively, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We have a history of losses and may not achieve consistent profitability in the future.

We incurred net losses of $22.4 million and $19.9 million in the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, we had an accumulated deficit of $76.4 million. We will need to generate and sustain increased revenues in future periods in order to remain profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.

As we grow, we expect to continue to expend substantial financial and other resources on:

➢	personnel, including significant increases to the total compensation we pay our employees as we grow our employee headcount;

Risk factors

➢	marketing, including expenses relating to increased direct marketing efforts;

➢	product development, including the continued development of our proprietary scoring methodology;

➢	diversification of our funding sources;

➢	office space, as we increase the space we need for our growing employee base; and

➢	general administration, including legal, accounting and other compliance expenses related to being a public company.

These expenditures are expected to increase and may adversely affect our ability to achieve and sustain profitability as we grow. In addition, we record our provision for loan losses as an expense to account for the possibility that some loans may not be repaid in full. We expect the aggregate amount of loan loss provision to grow as we increase the number and total amount of loans we make to new customers.

Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our higher operating expenses. We may incur losses in the future for a number of reasons, including the other risks described in this prospectus, unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

The consumer lending industry continues to be subjected to new laws and regulations in many jurisdictions that could restrict the consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

Both state and federal governments in the US and regulatory bodies in the UK may seek to impose new laws, regulatory restrictions or licensing requirements that affect the products or services we offer, the terms on which we may offer them, and the disclosure, compliance and reporting obligations we must fulfill in connection with our lending business. They may also interpret or enforce existing requirements in new ways that could restrict our ability to continue our current methods of operation or to expand operations, impose significant additional compliance costs and may have a negative effect on our business, prospects, results of operations, financial condition or cash flows. In some cases these measures could even directly prohibit some or all of our current business activities in certain jurisdictions, or render them unprofitable or impractical to continue.

In recent years, consumer loans, and in particular the category commonly referred to as “payday loans,” have come under increased regulatory scrutiny that has resulted in increasingly restrictive regulations and legislation that makes offering consumer loans in certain states in the US or the UK less profitable or unattractive. If the CFPB issues final rules targeting payday and other small dollar consumer credit and installment lending in the US, it may significantly impact our US consumer lending business. See “—The CFPB has proposed new rules affecting the consumer lending industry, and these or subsequent new rules and regulations, if they are finalized, may impact our US consumer lending business.”

We also expect that further new laws and regulations will be promulgated in the UK that could impact our business operations. See “—The UK has imposed, and continues to impose, increased regulation of the high-cost short-term credit industry with the stated expectation that some firms will exit the market” below for additional information.

In order to serve our non-prime customers profitably we need to sufficiently price the risk of the transaction into the annual percentage rate, or “APR,” of our loans. If individual states or the US federal

Risk factors

government or regulators in the UK impose rate caps lower than those at which we can operate our current business profitably or otherwise impose stricter limits on non-prime lending, we would need to exit such states or dramatically reduce our rate of growth by limiting our products to customers with higher creditworthiness.

Furthermore, legislative or regulatory actions may be influenced by negative perceptions of us and our industry, even if such negative perceptions are inaccurate, attributable to conduct by third parties not affiliated with us (such as other industry members) or attributable to matters not specific to our industry.

Any of these or other legislative or regulatory actions that affect our consumer loan business at the national, state, international and local level could, if enacted or interpreted differently, have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows and prohibit or directly or indirectly impair our ability to continue current operations.

Regulators and payment processors are scrutinizing certain online lenders’ access to the Automated Clearing House system to disburse and collect loan proceeds and repayments, and any interruption or limitation on our ability to access this critical system would materially adversely affect our business.

When making loans in the US, we typically use the Automated Clearing House, or “ACH,” system to deposit loan proceeds into our customers’ bank accounts. This includes loans that we originate as well as Elastic loans (originated by Republic Bank & Trust Company, or “Republic Bank”) and Rise loans made through the credit services organization, or “CSO,” programs. These products also depend on the ACH system to collect amounts due by withdrawing funds from customers’ bank accounts when the customer has provided authorization to do so. ACH transactions are processed by banks, and if these banks cease to provide ACH processing services or are not allowed to do so, we would have to materially alter, or possibly discontinue, some or all of our business if alternative ACH processors or other payment mechanisms are not available.

It has been reported that actions, referred to as Operation Choke Point, by the US Department of Justice, or the “Justice Department,” the Federal Deposit Insurance Corporation, or the “FDIC,” and certain state regulators appear to be intended to discourage banks and ACH payment processors from providing access to the ACH system for certain lenders that they believe are operating illegally, cutting off their access to the ACH system to either debit or credit customer accounts (or both).

This heightened regulatory scrutiny by the Justice Department, the FDIC and other regulators has caused some banks and ACH payment processors to cease doing business with consumer lenders who are operating legally, without regard to whether those lenders are complying with applicable laws, simply to avoid the risk of heightened scrutiny or even litigation. These actions have reduced the number of banks and payment processors who provide ACH payment processing services and could conceivably make it increasingly difficult to find banking partners and payment processors in the future and/or lead to significantly increased costs for these services. If we are unable to maintain access to needed services on favorable terms, we would have to materially alter, or possibly discontinue, some or all of our business if alternative processors are not available.

If we lost access to the ACH system because our payment processor was unable or unwilling to access the ACH system on our behalf we would experience a significant reduction in customer loan payments. Although we would notify consumers that they would need to make their loan payments via physical check, debit card or other method of payment, a large number of customers would likely go into default because they are expecting automated payment processing. Similarly, if regulatory changes limited our

Risk factors

access to the ACH system or reduced the number of times ACH transactions could be re-presented, we would experience higher losses.

If the information provided by customers or other third parties to us is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and any inability to effectively identify, manage, monitor and mitigate fraud risk on a large scale could cause us to incur substantial losses, and our operating results, brand and reputation could be harmed.

For the loans we originate through Rise and Sunny, our growth is largely predicated on effective loan underwriting resulting in acceptable customer profitability. This is equally important for the Rise loans in Texas and Ohio and the Elastic lines of credit originated by unaffiliated third parties. See “Management’s discussion and analysis of financial condition and results of operations—Components of Our Results of Operations—Revenues.” Lending decisions by such originating lenders are made using our proprietary credit and fraud scoring models, which we license to them. Lending decisions are based partly on information provided by loan applicants and partly on information provided by consumer reporting agencies, such as TransUnion, Experian or Equifax and other third-party data providers. Data provided by third-party sources is a significant component of the decision methodology, and this data may contain inaccuracies. To the extent that applicants provide inaccurate or unverifiable information, or data from third-party providers is inaccurate, the credit score delivered by our proprietary scoring methodology may not accurately reflect the associated risk. Additionally, a credit score assigned to a borrower may not reflect that borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify the information obtained from the borrower’s credit report. Additionally, there is a risk that, following the date of the credit report that we obtain and review, a borrower may have:

➢	become past due in the payment of an outstanding obligation;

➢	defaulted on a pre-existing debt obligation;

➢	taken on additional debt; or

➢	sustained other adverse financial events.

Our resources, technologies and fraud prevention tools, which are used to originate loans or lines of credit, as applicable, under Rise, Sunny and Elastic, may be insufficient to accurately detect and prevent fraud. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

In addition, our proprietary credit and fraud scoring models use identity and fraud checks analyzing data provided by external databases to authenticate each customer’s identity. The level of our fraud charge-offs and results of operations could be materially adversely affected if fraudulent activity were to significantly increase. Online lenders are particularly subject to fraud because of the lack of face-to-face interactions and document review. If applicants assume false identities to defraud the Company or consumers simply have no intent to repay the money they have borrowed the related portfolio of loans will exhibit higher loan losses. We have in the past and may in the future incur substantial losses and our business operations could be disrupted if we or the originating lenders are unable to effectively identify, manage, monitor and mitigate fraud risk using our proprietary credit and fraud scoring models.

Since fraud is often perpetrated by increasingly sophisticated individuals and “rings” of criminals, it is important for us to continue to update and improve the fraud detection and prevention capabilities of our proprietary credit and fraud scoring models. If these efforts are unsuccessful, then credit quality and

Risk factors

customer profitability will erode. If credit and/or fraud losses increased significantly due to inadequacies in underwriting or new fraud trends, new customer originations may need to be reduced until credit and fraud losses returned to target levels, and business could contract.

It may be difficult or impossible to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud. Loan losses are currently the largest cost as a percentage of revenues across each of Rise, Sunny and Elastic. If credit or fraud losses were to rise, this would significantly reduce our profitability. High profile fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us, and the originating lenders, to take steps to reduce fraud risk, which could increase our costs.

Any of the above risks could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Because of the non-prime nature of our customers, we have historically experienced a high rate of net charge-offs as a percentage of revenues, and our ability to price appropriately in response to this and other factors is essential. We rely on our proprietary credit and fraud scoring models in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

Our net charge-offs as a percentage of revenues for the years ended December 31, 2016 and 2015 were 52% and 49%, respectively. Because of the non-prime nature of our customers, it is essential that our products are appropriately priced, taking this and all other relevant factors into account. In making a decision whether to extend credit to prospective customers, and the terms on which we or the originating lenders are willing to provide credit, including the price, we and the originating lenders rely heavily on our proprietary credit and fraud scoring models, which comprise an empirically derived suite of statistical models built using third-party data, data from customers and our credit experience gained through monitoring the performance of customers over time. Our proprietary credit and fraud scoring models are based on previous historical experience. Typically, however, our models will become less effective over time and need to be rebuilt regularly to perform optimally. This is particularly true in the context of our preapproved direct mail campaigns. If we are unable to rebuild our proprietary credit and fraud scoring models, or if they do not perform up to target standards the products will experience increasing defaults or higher customer acquisition costs.

If our proprietary credit and fraud scoring models fail to adequately predict the creditworthiness of customers, or if they fail to assess prospective customers’ financial ability to repay their loans, or any or all of the other components of the credit decision process described herein fails, higher than forecasted losses may result. Furthermore, if we are unable to access the third-party data used in our proprietary credit and fraud scoring models, or access to such data is limited, the ability to accurately evaluate potential customers using our proprietary credit and fraud scoring models will be compromised. As a result, we may be unable to effectively predict probable credit losses inherent in the resulting loan portfolio, and we, and the originating lender, may consequently experience higher defaults or customer acquisition costs, which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Additionally, if we make errors in the development and validation of any of the models or tools used to underwrite loans, such loans may result in higher delinquencies and losses. Moreover, if future performance of customer loans differs from past experience, which experience has informed the development of our proprietary credit and fraud scoring models, delinquency rates and losses could increase.

Risk factors

If our proprietary credit and fraud scoring models were unable to effectively price credit to the risk of the customer, lower margins would result. Either our losses would be higher than anticipated due to “underpricing” products or customers may refuse to accept the loan if products are perceived as “overpriced.” Additionally, an inability to effectively forecast loss rates could also inhibit our ability to borrow from our debt facilities, which could further hinder our growth and have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We currently depend on debt financing to finance most of the loans we originate. Our business could be adversely affected by a lack of sufficient debt financing at acceptable prices or disruptions in the credit markets, which could reduce our access to credit.

We primarily rely on debt financing to support the growth of our originated portfolios, Rise and Sunny. However, we cannot guarantee that financing will continue to be available beyond the current maturity date of our debt facilities, on reasonable terms or at all. Presently our debt financing for Rise and Sunny comes from a single source, Victory Park Management, LLC, or “VPC,” an affiliate of Victory Park Capital. If VPC became unwilling or unable to provide debt financing to us at prices acceptable to us we would need to secure additional debt financing or reduce loan originations significantly. As the volume of loans that we make to customers increases, we may require the expansion of our borrowing capacity on our existing debt facilities or the addition of new sources of capital. For example, on December 16, 2015, we and VPC entered into an amendment to our debt facility to increase the maximum loan to value ratio for purposes of certain covenants and calculating the borrowing base for the December 31, 2015 testing date due to an increased volume of loans. The availability of these financing sources depends on many factors, some of which are outside of our control.

We may also experience the occurrence of events of default or breaches of financial or performance covenants under our debt agreements, which are currently secured by all our assets. Any such occurrence or breach could result in the reduction or termination of our access to institutional funding or increase our cost of funding. Certain of these covenants are tied to our customer default rates, which may be significantly affected by factors, such as economic downturns or general economic conditions beyond our control and beyond the control of individual customers. In particular, loss rates on customer loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the US dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. Increases in the cost of capital would reduce our net profit margins.

Similarly, the loan portfolio for Elastic, which is originated by a third-party lender, gets funding as a result of the purchase of a participation interest in the loans it originates from Elastic SPV, Ltd., or “Elastic SPV,” a Cayman Islands entity that purchases such participations. Elastic SPV has a loan facility with VPC for its funding, for which we provide credit support, and we have entered into a credit default protection agreement with Elastic SPV that provides protection for loan losses. A voluntary or involuntary halt to this program would result in the originating lender halting further loan originations until a new financing partner could be identified.

In the event of a sudden or unexpected shortage of funds in the banking system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If our cost of borrowing goes up, our net interest expense could increase, and if we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail our origination of loans or recommend that the originating lenders curtail their origination of credit, all of which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

The interest rates we charge to our customers and pay to our lenders could each be affected by a variety of factors, including access to capital based on our business performance and the volume of loans we make to our customers. These interest rates may also be affected by a change over time in the mix of the types of products we sell to our customers and a shift among our channels of customer acquisition. Our VPC funding facilities are variable rate in nature and tied to the 3-month LIBOR rate. Thus, any increase in the 3-month LIBOR rate will result in an increase in our net interest expense. Interest rate changes may also adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment, and the fiscal and monetary policies of the federal government and its agencies. Regulatory or legislative changes may reduce our ability to charge our current rates in all states and products. Also, competitive threats may cause us to reduce our rates. This would reduce profit margins unless there was a commensurate reduction in losses. Any material reduction in our interest rate spread could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows. In the event that the spread between the rate at which we lend to our customers and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

In the future, we may seek to access the debt capital markets to obtain capital to finance growth. However, our future access to the debt capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets could also cause banks and other credit providers to restrict availability of new credit. Due to the negative bias toward our industry, commercial banks and other lenders have restricted access to available credit to participants in our industry, and we may have more limited access to commercial bank lending than other businesses. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Any decrease in our access to preapproved marketing lists from credit bureaus or other developments impacting our use of direct mail marketing could adversely affect our ability to grow our business.

We market Rise and Sunny and provide marketing services to the originating lender in connection with Elastic. Direct mailings of preapproved loan offers to potential loan customers comprise one of the most important marketing channels for both the loans we originate, as well as those originated by third-party lenders. We estimate that approximately 58% and 100% of new Rise and Elastic loan customers, respectively, in the year ended December 31, 2016 obtained loans as a result of receiving such preapproved loan offers. Our marketing techniques identify candidates for preapproved loan mailings in part through the use of preapproved marketing lists purchased from credit bureaus. If access to such preapproved marketing lists were lost or limited due to regulatory changes prohibiting credit bureaus from sharing such information or for other reasons, our growth could be significantly adversely affected.

Risk factors

If the cost of obtaining such lists increases significantly, it could substantially increase customer acquisition costs and decrease profitability.

Similarly, federal or state regulators or legislators could limit access to these preapproved marketing lists with the same effect.

In addition, preapproved direct mailings may become a less effective marketing tool due to over-penetration of direct mailing lists. Any of these developments could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We rely in part on relationships with marketing affiliates to originate our loans. These relationships are generally non-exclusive and subject to termination, and the growth of our customer base could be adversely affected if any of our marketing affiliate relationships are terminated or the number of referrals we receive from marketing affiliates is reduced.

We rely on strategic marketing affiliate relationships with certain companies for referrals of some of the customers to whom we issue loans, and our growth depends in part on the growth of these referrals. In 2016, loans issued to Rise customers referred to us by our strategic partners constituted 16% of total Rise loan originations. Additionally, in 2016, loans issued to Sunny customers through strategic partners constituted 19% of total Sunny loan originations. Many of our marketing affiliate relationships do not contain exclusivity provisions that would prevent such marketing affiliates from providing customer referrals to competing companies. In addition, the agreements governing these partnerships, generally, contain termination provisions, including provisions that in certain circumstances would allow our partners to terminate if convenient, that, if exercised, would terminate our relationship with these partners. These agreements also contain no requirement that a marketing affiliate refer us any minimum number of customers. There can be no assurance that these marketing affiliates will not terminate our relationship with them or continue referring business to us in the future, and a termination of any of these relationships or reduction in customer referrals to us could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our success and future growth depend significantly on our successful marketing efforts, and if such efforts are not successful, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to marketing efforts, including for the Elastic product, particularly as we continue to grow, introduce new loan products and expand into new states. Our ability to attract qualified borrowers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include social media and the press, online affiliations, search engine optimization, search engine marketing, offline partnerships, preapproved direct mailings and television advertising. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers. If we are unable to recover our marketing costs through increases in website traffic and in the number of loans made by visitors to product websites, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

We are dependent on third parties to support several key aspects of our business, and the failure of such parties to continue to provide services to us in the current manner and at the current rates would adversely affect our revenues and results of operations.

The Elastic line of credit product, which is originated by a third-party lender and contributed approximately 18% of our revenues for the year ended December 31, 2016, and the portions of the Rise installment loan product that we offer through CSO programs, which contributed approximately 13% of our revenues for the year ended December 31, 2016, depend in part on the willingness and ability of unaffiliated third-party lenders to make loans to customers. Additionally, as described above, our business, including our Elastic loans and Rise loans made through the CSO programs, depends on the ACH system, and ACH transactions are processed by third-party banks. See “—Regulators and payment processors are scrutinizing certain online lenders’ access to the Automated Clearing House system to disburse and collect loan proceeds and repayments, and any interruption or limitation on our ability to access this critical system would materially adversely affect our business.” We also utilize many other third parties to provide services to facilitate lending, loan underwriting, payment processing, customer service, collections and recoveries, as well as to support and maintain certain of our communication systems and information systems.

The loss of the relationship with any of these third-party lenders and service providers, and an inability to replace them or the failure of any of these third parties to provide its products or services, to maintain its quality and consistency or to have the ability to provide its products and services, could disrupt our operations, cause us to terminate product offerings, result in lost customers and substantially decrease the revenues and earnings of our business. Our revenues and earnings could also be adversely affected if any of those third-party providers make material changes to the products or services that we rely on or increase the price of their products or services.

Elevate uses third parties for the majority of its collections and recovery activities. If those parties were unable or unwilling to provide those services for Elevate products we would experience higher defaults until those functions could be outsourced to an alternative service provider or until we could bring those functions in-house and adequately staff and train internally.

Any of these events could result in a loss of revenues and could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

The profitability of the line of credit product, Elastic, could be adversely affected by policy or pricing decisions made by the originating lender.

We do not originate and do not ultimately control the pricing or functionality of Elastic, the line of credit product. Instead, Republic Bank, which originates the loans, has licensed our technology and underwriting services and makes all key decisions regarding Elastic marketing, underwriting, product features and pricing. We generate revenues from the Elastic product through marketing and technology licensing fees paid by Republic Bank, and through a credit default protection agreement we entered into with Elastic SPV, which purchases participations in Elastic loans from Republic Bank. If Republic Bank changes its pricing, underwriting or marketing of Elastic in a way that decreases revenues or increases losses, then the profitability of each loan could be reduced. Although this would not reduce the revenues that we receive for marketing and technology licensing services, it would reduce the revenues that we receive from our credit default protection agreement with Elastic SPV.

Any of the above changes could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

Our ability to continue to provide Elastic would be adversely affected by a degradation in our relationship with Republic Bank.

The structure of the Elastic product exposes us to risks associated with being reliant on Republic Bank as the originating lender. If our relationship with Republic Bank were to degrade, or if Republic Bank were to terminate the various agreements associated with the Elastic product, we may not be able to find another suitable originating lender and new arrangements, if any, may result in significantly increased costs to us. Because line of credit products are relatively more difficult to establish under state law, any inability to find another originating lender would adversely affect our ability to continue to provide Elastic, which in turn could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Decreased demand for non-prime loans as a result of increased savings or income could result in a loss of revenues or decline in profitability if we are unable to successfully adapt to such changes.

The demand for non-prime loan products in the markets we serve could decline due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing or alternative products or changes in customers’ financial conditions, particularly increases in income or savings. For instance, an increase in state or federal minimum wage requirements could decrease demand for non-prime loans. Additionally, a change in focus from borrowing to saving (such as has happened in some countries) would reduce demand. Should we fail to adapt to a significant change in our customers’ demand for, or access to, our products, our revenues could decrease significantly. Even if we make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. Such decreased demand could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

A decline in economic conditions could result in decreased demand for our loans or cause our customers’ default rates to increase, harming our operating results.

Uncertainty and negative trends in general economic conditions in the US and abroad, including significant tightening of credit markets and a general decline in the value of real property, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may impact our consolidated results of operations or financial condition or affect our borrowers’ willingness or capacity to make payments on their loans. These factors include: unemployment levels, housing markets, rising living expenses, energy costs and interest rates, as well as major medical expenses, divorce or death that affect our borrowers. If we experience an economic downturn or if the US economy is unable to sustain its recovery from the most recent financial crisis, or if we become affected by other events beyond our control, we may experience a significant reduction in revenues, earnings and cash flows, difficulties accessing capital and a deterioration in the value of our investments.

Credit quality is driven by the ability and willingness of customers to make their loan payments. If customers face rising unemployment or reduced wages, defaults may increase. Similarly, if customers experience rising living expenses (for instance due to rising gas, energy, or food costs) they may be unable to make loan payments. An economic slowdown could also result in a decreased number of loans being made to customers due to higher unemployment or an increase in loan defaults in our loan products. The underwriting standards used for our products may need to be tightened in response to such conditions, which could reduce loan balances, and collecting defaulted loans could become more difficult, which could lead to an increase in loan losses. If a customer defaults on a loan, the loan enters a collections

Risk factors

process where, including as a result of contractual agreements with the originating lenders, our systems and collections teams initiate contact with the customer for payments owed. If a loan is subsequently charged off, the loan is generally sold to a third party collection agency and the resulting proceeds from such sales comprise only a small fraction of the remaining amount payable on the loan.

There can be no assurance that economic conditions will remain favorable for our business or that demand for loans or default rates by customers will remain at current levels. Reduced demand for loans would negatively impact our growth and revenues, while increased default rates by customers may inhibit our access to capital, hinder the growth of the loan portfolio attributable to our products and negatively impact our profitability. Either such result could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We are operating in a highly competitive environment and face increasing competition from a variety of traditional and new lending institutions, including other online lending companies. This competition could adversely affect our business, prospects, results of operations, financial condition or cash flows.

We have many competitors. Our principal competitors are consumer loan companies, CSOs, online lenders, credit card companies, consumer finance companies, pawnshops and other financial institutions that offer similar financial services. Other financial institutions or other businesses that do not now offer products or services directed toward our traditional customer base could begin doing so. Significant increases in the number and size of competitors for our business could result in a decrease in the number of loans that we fund, resulting in lower levels of revenues and earnings in these categories. Many of these competitors are larger than us, have significantly more resources and greater brand recognition than we do, and may be able to attract customers more effectively than we do.

Competitors of our business may operate, or begin to operate, under business models less focused on legal and regulatory compliance, which could put us at a competitive disadvantage. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which we operate. To the extent that these models gain acceptance among consumers, small businesses and investors or face less onerous regulatory restrictions than we do, we may be unable to replicate their business practices or otherwise compete with them effectively, which could cause demand for the products we currently offer to decline substantially.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Elevate products compete at least partly based on rate comparison with other credit products used by non-prime consumers. However, non-prime consumers by definition have a higher propensity for default and as a result need to be charged higher rates of interest to generate adequate profit margins. If existing competitors significantly reduced their rates or lower priced competitors enter the market and offer credit to customers at a lower rates, the pricing and credit terms we or the originating lenders offer could deteriorate if we or the originating lenders act to meet these competitive challenges. Any such action may result in lower customer acquisition volumes and higher costs per new customer.

We may be unable to compete successfully against any or all of our current or future competitors. As a result, our products could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations. Any such changes in our competition could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

Customer complaints or negative public perception of our business could result in a decline in our customer growth and our business could suffer.

Our reputation is very important to attracting new customers to our platform as well as securing repeat lending to existing customers. While we believe that we have a good reputation and that we provide customers with a superior experience, there can be no assurance that we will continue to maintain a good relationship with customers or avoid negative publicity.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on non-bank consumer loans. Such consumer advocacy groups and media reports generally focus on the annual percentage rate for this type of consumer loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The finance charges assessed by us, the originating lenders and others in the industry can attract media publicity about the industry and be perceived as controversial. If the negative characterization of the types of loans we offer, including those originated through third-party lenders, becomes increasingly accepted by consumers, demand for any or all of our consumer loan products could significantly decrease, which could materially affect our business, prospects, results of operations, financial condition or cash flows. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations applicable to consumer loan products that could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

In addition, our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents, or even if related to practices not specific to short-term loans, such as debt collection—could erode trust and confidence and damage our reputation among existing and potential customers, which would make it difficult to attract new customers and retain existing customers, significantly decrease the demand for our products, result in increased regulatory scrutiny, and have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our business depends on the uninterrupted operation of our systems and business functions, including our information technology and other business systems, as well as the ability of such systems to support compliance with applicable legal and regulatory requirements.

Our business is highly dependent upon customers’ ability to access our website and the ability of our employees and those of the originating lenders, as well as third party service providers, to perform, in an efficient and uninterrupted fashion, necessary business functions, such as internet support, call center activities and processing and servicing of loans. Problems with the IQ technology platform running our systems, or a shut-down of or inability to access the facilities in which our internet operations and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, cyber-attacks on, or sustained or repeated disruptions of, such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to underwrite, approve and process loans (or support such functions with regard to Elastic lines of credit), provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could reduce new customer acquisition and negatively impact growth, which would have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

In addition, our systems and those of third parties on whom we rely must consistently be capable of compliance with applicable legal and regulatory requirements and timely modification to comply with new or amended requirements. Any systems problems going forward could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We are subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents, and we may experience harm to our reputation and liability exposure from security breaches.

Our business involves the storage and transmission of consumers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation and potential liability. We are entirely dependent on the secure operation of our websites and systems as well as the operation of the internet generally. While we have incurred no material cyber-attacks or security breaches to date, a number of other companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks. Attacks may be targeted at us, our customers, or both. Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to us and our customers, our security measures may not provide absolute security. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including third parties outside the Company such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as we continue to increase our mobile and other internet-based product offerings and expand our internal usage of web-based products and applications or expand into new countries. If an actual or perceived breach of security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and could result in the loss of customers, suppliers or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants.

A successful penetration or circumvention of the security of our systems could cause serious negative consequences, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or systems or those of our customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure, and harm to our reputation, all of which could have a material adverse effect on us. In addition, our applicants provide personal information, including bank account information when applying for loans. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer bank account and other personal information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including “denial-of-service” type attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach of our systems or by persons with whom we have commercial relationships that result in the

Risk factors

unauthorized release of consumers’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. In addition, many of the third parties who provide products, services or support to us could also experience any of the above cyber risks or security breaches, which could impact our customers and our business and could result in a loss of customers, suppliers or revenues.

In addition, federal and some state regulators are considering promulgating rules and standards to address cybersecurity risks and many US states and the UK have already enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and may lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures.

Any of these events could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.

The automated nature of our platform may make it an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our platform, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan made involves our proprietary credit and fraud scoring models, and over 95% of loan applications are fully automated with no manual review required, any failure of our computer systems involving our proprietary credit and fraud scoring models and any technical or other errors contained in the software pertaining to our proprietary credit and fraud scoring models could compromise the ability to accurately evaluate potential customers, which would negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we made to customers. If any of these risks were to materialize, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers, loss of revenues or liability for damages, any of which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Risk factors

To date, we have derived our revenues from a limited number of products and markets. Our efforts to expand our market reach and product portfolio may not succeed or may put pressure on our margins.

In the future, we may elect to pursue new products, channels, or markets. However, there is always risk that these new products, channels, or markets will be unprofitable, will increase costs, decrease company margins, or take longer to generate target margins than anticipated. Additional costs could include those related to the need to hire more staff, invest in technology or other costs which would increase operating expenses. In particular, growth may require additional technology staff, analysts in risk management, compliance personnel and customer support and collections staff. Although the Company outsources most of its customer support and collections staff, additional volumes would lead to increased costs in these areas.

When new customers are acquired, from an accounting point of view, we must recognize marketing costs and loan origination and data costs, and we incur a provision for loan losses, including with regard to Elastic loan participations that are purchased from the originating lender by a third party, which we protect from loan losses pursuant to a credit default protection arrangement. Because of this, new customer acquisition does not typically yield positive margins for at least six months. As a result, rapid growth tends to compress margins in the near-term until growth rates slow down.

Rise, a state-licensed product, offers different rates and terms based on state law. In states with lower maximum rates, we have more stringent credit criteria and generally lower initial customer profitability due to higher customer acquisition costs and higher losses as a percentage of revenues. While these states can have significant growth potential, they typically deliver lower profit margins.

We may elect to pursue aggressive growth over margin expansion in order to increase market share and long-term revenue opportunities.

There also can be no guarantee that we will be successful with respect to any new product initiatives or any further expansion beyond the US and the UK, if we decide to attempt such expansion, which may inhibit the growth of our business and have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses. If we experience rising credit or fraud losses, our results of operations would be adversely affected.

We face the risk that customers will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established a methodology designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. As a result, there can be no assurance that our allowance for loan losses will be sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations. Losses are the largest cost as a percentage of revenues across all of our products. Fraud and customers not being able to repay their loans are both significant drivers of loss rates. If we experienced rising credit or fraud losses this would significantly reduce our earnings and profit margins and could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

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Increased customer acquisition costs and/or data costs would reduce our margins.

Although losses are our largest cost, if customer acquisition costs or other servicing costs increased this would reduce our profit margins. Marketing costs would be negatively affected by increased competition or stricter credit standards that would reduce customer fund rates. We could also experience increased marketing costs due to higher fees from credit bureaus for preapproved direct mail lists, search engines for search engine marketing, or fees for affiliates, and these increased costs would reduce our profit margins.

We purchase significant amounts of data to facilitate our proprietary credit and fraud scoring models. If there was an increase in the cost of data or if the Company elected to purchase from new data providers there would be a reduction in our profit margins.

Any such reduction in our profit margins could result in a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our success is dependent, in part, upon our officers and key employees, and if we are not able to attract and retain qualified officers and key employees, or if one of our officers or key employees is temporarily unable to fully contribute to our operations, our business could be materially adversely affected.

Our success depends, in part, on our officers, which comprise a relatively small group of individuals. Many members of the senior management team have significant industry experience, and we believe that our senior management would be difficult to replace, if necessary. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. In addition, increasing regulations on, and negative publicity about, the consumer financial services industry could affect our ability to attract and retain qualified officers. Kenneth E. Rees, our Chief Executive Officer, is a competitive cyclist. Although we maintain key-man life insurance, such insurance may not be sufficient to compensate us for losses if Mr. Rees were injured in a cycling accident, or otherwise, and unable to be fully active in the business while recuperating, and, additionally, in the event we lose Mr. Rees’ services, we could face an event of default under the VPC Facility, any of which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We cannot ensure that we will be able retain the services of any members of our senior management or other key employees. Our officers and key employees may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. While all key employees have signed non-disclosure, non-solicitation and non-compete agreements, they may still elect to leave the Company or even retire any time. Loss of key employees could result in delays to critical initiatives and the loss of certain capabilities and poorly documented intellectual property.

If we do not succeed in attracting and retaining our officers and key employees, our business could be materially and adversely affected.

Risk factors

Our US loan business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our US loan business is affected by fluctuating demand for the products and services we offer and fluctuating collection rates throughout the year. Demand for our consumer loan products in the US has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. This results in significant increases and decreases in portfolio sizes and profit margins from quarter to quarter. In particular, we typically experience a reduction in our credit portfolios and an increase in profit margins in the first quarter of the year. When we experience higher growth in the second quarter through fourth quarters, portfolio balances tend to grow and profit margins are compressed. Our cost of sales for the non-prime loan products we offer in the US, which represents our provision for loan losses, is lowest as a percentage of revenues in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenues for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues or collections were to fall substantially below what we would normally expect during certain periods, our ability to service debt and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

If internet search engine providers change their methodologies for organic rankings or paid search results, or our organic rankings or paid search results decline for other reasons, our new customer growth or volume from returning customers could decline.

Our new customer acquisition marketing and our returning customer relationship management is partly dependent on search engines such as Google, Bing and Yahoo! to direct a significant amount of traffic to our desktop and mobile websites via organic ranking and paid search advertising. We bid on certain keywords from search engines as well as use their algorithms to place our listings ahead of other lenders.

Our paid search activities may not produce (and in the past have not always produced) the desired results. Internet search engines often revise their methodologies. The volume of customers we receive through organic ranking and paid search could be adversely affected by any such changes in methodologies or policies by search engine providers, by:

➢	decreasing our organic rankings or paid search results;

➢	creating difficulty for our customers in using our web and mobile sites;

➢	producing more successful organic rankings, paid search results or tactical execution efforts for our competitors than for us; and

➢	resulting in higher costs for acquiring new or returning customers.

In addition, search engines could implement policies that restrict the ability of companies such as us to advertise their services and products, which could prevent us from appearing in a favorable location or any location in the organic rankings or paid search results when certain search terms are used by the consumer. Our online marketing efforts are also susceptible to actions by third parties that negatively impact our search results such as spam link attacks, which are often referred to as “black hat” tactics. Our sites have experienced meaningful fluctuations in organic rankings and paid search results in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers directed to our web and mobile sites could harm our business and operating results.

Finally, our competitors’ paid search, pay per click or search engine marketing activities may result in their sites receiving higher paid search results than ours and significantly increasing the cost of such

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advertising for us. We have little to no control over these potential changes in policy and methodologies relating to search engine results, and any of the changes described above could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Failure to keep up with the rapid technological changes in financial services and e-commerce, or changes in the uses and regulation of the internet could harm our business.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete with our competitors.

Additionally, the business of providing products and services such as ours over the internet is dynamic and relatively new. We must keep pace with rapid technological change, consumer use habits, internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and/or other problems may discourage additional consumers from adopting or continuing to use the internet as a medium of commerce. Also, to expand our customer base, we may elect to appeal to and acquire consumers who prove to be less profitable than our previous customers, and as a result we may be unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, and our business could be adversely impacted.

Any such failure to adapt to changes could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our ability to conduct our business and demand for our loans could be disrupted by natural or man-made catastrophes.

Catastrophes, such as fires, hurricanes and tornadoes, floods, earthquakes, or other natural disasters, terrorist attacks, computer viruses and telecommunications failures, could adversely affect our ability to market or service loans. Natural disasters and acts of terrorism, war, civil unrest, violence or human error could also cause disruptions to our business or the economy as a whole, which could negatively affect customers’ demand for our loans. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster that affects our offices or one of the data center facilities we lease. As we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high-quality customer service, such disruptions could harm our ability to market our products, accept and underwrite applications, provide customer service and undertake collections activities and cause lengthy delays which could harm our business, results of operations and financial condition. We have implemented a disaster recovery program that allows us to move production to a backup data center in the event of a catastrophe. Although this program is functional, we do not currently serve network traffic equally from each backup data center, and are not able to switch instantly to our backup center in the event of failure of the main server site. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of such loan products or services, will remain inaccessible to our users or our users may experience severe issues

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accessing such loan products and services. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

Any of these events could also cause consumer confidence to decrease in one or more of the markets we serve, which could result in a decreased number of loans being made to customers. As a result of these issues, any of these occurrences could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We may be unable to protect our proprietary technology and analytics or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our proprietary technology, including our proprietary credit and fraud scoring models, which we use for pricing loans. We seek to protect our intellectual property with non-disclosure agreements and through standard measures to protect trade secrets. However, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. If competitors learn our trade secrets (especially with regard to marketing and risk management capabilities) it could be difficult to successfully prosecute to recover damages. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors’ could put us at a disadvantage relative to our competitors. Any such failures could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We are subject to intellectual property disputes from time to time, and such disputes may be costly to defend and could harm our business and operating results.

We have faced and may continue to face allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain products or product features, acquire licenses, which may not be available at a commercially reasonable price or at all, or modify such products, product features, processes or websites while we develop non-infringing substitutes.

In addition, we use open source software in our technology platform and plan to use open source software in the future. From time to time, we may face claims from parties claiming ownership of, or demanding release of, the source code, potentially including our valuable proprietary code, or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform, any of which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Current and future litigation or regulatory proceedings could cause management distraction, harm our reputation and have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We, our officers and certain of our subsidiaries have been and may become subject to lawsuits that could cause us to incur substantial expenditures, generate adverse publicity and could significantly impair our

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business, force us to cease doing business in one or more jurisdictions or cause us to cease offering or alter one or more products. Additionally, our Chief Executive Officer is party to civil suits in Pennsylvania and Vermont alleging violations of several statutes, including the Consumer Financial Protection Act of 2010, Federal Trade Commission Act, Electronic Funds Transfer Act, Racketeer Influenced and Corrupt Organizations Act and others.

We may also be subject to litigation in the future and an adverse ruling in or a settlement of any such future litigation against us, our executive officers or another lender, or against our Chief Executive Officer in connection with either current litigation, could harm our reputation, cause us to have to refund fees and/or interest collected, forego collection of the principal amount of loans, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular jurisdictions.

Defense of any lawsuit, even if successful, could require substantial time and attention of our management and could require the expenditure of significant amounts for legal fees and other related costs. We and others are also subject to regulatory proceedings, and we could suffer losses as a result of interpretations of applicable laws, rules and regulations in those regulatory proceedings, even if we are not a party to those proceedings. Any of these events could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We may be unable to use some or all of our net operating loss carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

At December 31, 2016, we had US and UK net operating loss carryforwards, or “NOLs,” of $28.6 million and $31.5 million, respectively, available to offset future taxable income, due to prior period losses. If not utilized, the US NOLs will begin to expire in 2034. The UK NOLs can be carried forward indefinitely. Realization of these NOLs depends on future income, and there is a risk that our existing US NOLs could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the “Code,” our ability to utilize NOLs or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of our stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not completed a Section 382 analysis through December 31, 2016. If we have previously had, or have in the future, one or more Section 382 “ownership changes,” including in connection with this offering, or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our results of operations.

RISKS RELATED TO OUR ASSOCIATION WITH TFI

Third parties may seek to hold us responsible for liabilities of TFI that we did not assume in our agreements.

In connection with our separation from TFI, TFI has generally agreed to retain all liabilities that did not historically arise from our business. Third parties may seek to hold us responsible for TFI’s retained

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liabilities, including third-party claims arising from TFI’s business and retained assets. For instance, the Pennsylvania civil suit described in “Business—Legal Proceedings” originally included Elevate as a named party, even though the purported claim is based on TFI’s retained business. Under the separation and distribution agreement, we are responsible for the debts, liabilities and other obligations related to the business or businesses that we own and operate. See “Certain relationships and related party transactions—Spin-Off Agreements with TFI—Separation and distribution agreement.” Under our agreements with TFI, TFI has agreed to indemnify us for claims and losses relating to its retained liabilities. However, if any of those liabilities are significant and we are ultimately held liable for such liabilities, we cannot assure you that we will be able to recover the full amount of our losses from TFI.

Although we do not anticipate liability for any obligations not expressly assumed by us pursuant to the separation and distribution agreement, it is possible that we could be required to assume responsibility for certain obligations retained by TFI should TFI fail to pay or perform its retained obligations. For instance, the Spin-Off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the distribution left TFI insolvent or with unreasonably small capital or that TFI intended or believed it would incur debts beyond its ability to pay such debts as they mature and that TFI did not receive fair consideration or reasonably equivalent value in the Spin-Off. The measure of insolvency for purposes of such fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. We do not know what standard a court would apply to determine insolvency; however, if a court were to conclude that the Spin-Off constituted a fraudulent conveyance, then such court could void the distribution as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to TFI, voiding our liens and claims (if any) against TFI, or providing TFI with a claim for money damages against us in an amount equal to the difference between the consideration received by TFI and the fair market value of our company at the time of the distribution.

Certain members of management, directors and stockholders may face actual or potential conflicts of interest as a result of owning shares of, or having positions as directors of TFI.

Some of our officers and directors own both TFI common stock and our common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our officers and directors face decisions that could have different implications for us and TFI. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and TFI regarding the terms of the agreements governing the Spin-Off and our relationship with TFI thereafter or in the strategy for defending or resolving any litigation in which both TFI and Elevate are involved. Existing and past agreements between TFI and Elevate include, but are not limited to, the separation and distribution agreement, amended and restated intellectual property assignment agreement, data sharing and support agreement, tax sharing agreement and sublease agreements. Potential conflicts of interest may also arise because one of our directors, Stephen J. Shaper, is currently a member of the board of directors of TFI. See “Certain relationships and related party transactions.”

The CFPB has authority to investigate and issue Civil Investigative Demands to consumer lending businesses, and may issue fines or corrective orders.

The Consumer Financial Protection Bureau, or “CFPB,” has authority to investigate and issue Civil Investigative Demands, or “CIDs,” to consumer lending businesses, including us. In June 2012, prior to

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the Spin-Off, and in February 2016, after the Spin-Off, TFI received CIDs from the CFPB. The purpose of the CIDs was to determine whether TFI engaged in unlawful acts or practices relating to the advertising, marketing, provision, or collection of small-dollar loan products, in violation of parts of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” the Truth in Lending Act, the Electronic Funds Transfer Act, the Gramm-Leach-Bliley Act, or any other federal consumer financial law and to determine whether CFPB action to obtain legal or equitable relief would be in the public interest. While TFI’s business is distinct from our business, we cannot predict the final outcome of these CIDs or to what extent any obligations arising out of such final outcome will be applicable to our company, business or officers, if at all.

OTHER RISKS RELATED TO COMPLIANCE AND REGULATION

We, our marketing affiliates, our third-party service providers and Republic Bank, which originates Elastic, the line of credit product, are subject to complex federal, state and local lending and consumer protection laws, and if we fail to comply with applicable laws, regulations, rules and guidance, our business could be adversely affected.

We, our marketing affiliates, our third-party service providers and Republic Bank, which originates Elastic, the line of credit product, must comply with US federal, state and local regulatory regimes, including those applicable to consumer credit transactions. Certain US federal and state laws generally regulate interest rates and other charges and require certain disclosures. In particular, we may be subject to laws such as:

➢	local regulations and ordinances that impose requirements or restrictions related to certain loan product offerings and collection practices;

➢	state laws and regulations that impose requirements related to loan or credit service disclosures and terms, credit discrimination, credit reporting, debt servicing and collection;

➢	the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

➢	Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and similar state laws that prohibit unfair and deceptive acts or practices;

➢	the Equal Credit Opportunity Act and Regulation B promulgated thereunder and state non-discrimination laws, which generally prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

➢	the Fair Credit Reporting Act, or the “FCRA,” as amended by the Fair and Accurate Credit Transactions Act, and similar state laws, which promote the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

➢	the Fair Debt Collection Practices Act, or the “FDCPA,” and similar state and local debt collection laws, which provide guidelines and limitations on the conduct of third-party debt collectors and creditors in connection with the collection of consumer debts;

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➢	the Gramm-Leach-Bliley Act and Regulation P promulgated thereunder and similar state privacy laws, which include limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances require financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

➢	the Bankruptcy Code and similar state insolvency laws, which limit the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

➢	the Servicemembers Civil Relief Act and similar state laws, which allow military members and certain dependents to suspend or postpone certain civil obligations, as well as limit applicable rates, so that the military member can devote his or her full attention to military duties;

➢	the Military Lending Act, which limits the interest rate and fees that may be charged to military members and their dependents, requires certain disclosures and prohibits certain mandatory clauses among other restrictions;

➢	the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ asset accounts;

➢	the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and, with consumer consent, permits required disclosures to be provided electronically;

➢	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures; and

➢	the Telephone Consumer Protection Act, or the “TCPA,” and the regulations of the Federal Communications Commission, or the “FCC,” which regulations include limitations on telemarketing calls, auto-dialed calls, prerecorded calls, text messages and unsolicited faxes.

While it is our intention to always be in compliance with these laws, it is possible that we may currently be, or at some time have been, inadvertently out of compliance with some or any such laws. Further, all applicable laws are subject to evolving regulatory and judicial interpretations, which further complicate real-time compliance. Lastly, compliance with these laws is costly, time-consuming and limits our operational flexibility.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, limit our or a collection agency’s ability to collect all or part of the principal of or interest on loans. As a result, we may not be able to collect on unpaid principal or interest. In addition, non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which may harm our business and may result in borrowers rescinding their loans.

Where applicable, we seek to comply with state installment, CSO, servicing and similar statutes. In all US jurisdictions with licensing or other requirements that we believe may be applicable to us, we comply with the relevant requirements by acquiring the necessary licenses or authorization and submitting appropriate registrations in connection therewith. Nevertheless, if we are found to not have complied with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions

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or penalties or be required to obtain other licenses or authorizations in such jurisdiction, which may have an adverse effect on our ability to perform our servicing obligations or make products or services available to borrowers in particular states, which may harm our business.

Our products currently have usage caps and limitations on lending based on internally developed “responsible lending guidelines.” If those policies become more restrictive due to legislative or regulatory changes at either the local, state, US federal, or UK regulatory level these products would experience declining revenues per customer.

The CFPB may have examination authority over our US consumer lending business that could have a significant impact on our US business.

In July 2010, the US Congress passed the Dodd-Frank Act. Title X of the Dodd-Frank Act created the CFPB, which regulates US consumer financial products and services, and gave it regulatory, supervisory and enforcement powers over certain providers of consumer financial products and services, including authority to examine such providers.

The CFPB has begun exercising supervisory review over and examining certain non-bank providers of consumer financial products and services, including providers of consumer loans similar to us. The CFPB has not examined our lending products, or our services and practices. The CFPB’s examination authority permits CFPB examiners to inspect the books and records of providers, and ask questions about their business practices. The examination procedures include specific modules for examining marketing activities, loan application and origination activities, payment processing activities and sustained use by consumers, collections, accounts in default, consumer reporting activities and third-party relationships. As a result of these examinations, we could be required to change our products, our services or our practices, whether as a result of another party being examined or as a result of an examination of us, or we could be subject to monetary penalties, which could materially adversely affect us.

Furthermore, because the CFPB is a relatively new entity, its practices and procedures regarding civil investigations, examination, enforcement and other matters relevant to us and other CFPB-regulated entities are subject to further development and change. Where the CFPB holds powers previously assigned to other regulators or may interpret laws previously interpreted by other regulators, the CFPB may not continue to apply such powers or interpret relevant concepts consistent with previous regulators’ practice. This may adversely affect our ability to anticipate the CFPB’s expectations or interpretations in our interaction with the CFPB.

The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices and to investigate and penalize financial institutions that violate this prohibition. In addition to having the authority to obtain monetary penalties for violations of applicable federal consumer financial laws (including the CFPB’s own rules), the CFPB can require remediation of practices, pursue administrative proceedings or litigation and obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief). Also, where a company is believed to have violated Title X of the Dodd-Frank Act or CFPB regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy such violations after consulting with the CFPB. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Regulators in the US have imposed large fines on both large and small financial services companies including well-established global financial institutions. Although we have had numerous state

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examinations, we have not been examined by the CFPB. An examination could result in fines or changes to business practices that would reduce profit margins for the Company.

The CFPB has proposed new rules affecting the consumer lending industry, and these or subsequent new rules and regulations, if they are finalized, may impact our US consumer lending business.

On January 20, 2017, President Donald Trump issued a memorandum to the heads of the executive departments and agencies instructing them to (i) send no new regulation to the Federal Register until a presidentially appointed or presidentially designated agency head has had an opportunity to review the regulation; (ii) immediately withdraw any regulation already sent to the Federal Register but not yet published; and (iii) postpone for 60 days any regulations that have been published in the Federal Register but have not yet taken effect.

On January 30, 2017, President Trump issued Executive Order 13771 (Reducing Regulation and Controlling Regulatory Costs), regarding offsetting the number and cost of new regulations by eliminating the number and cost of existing regulations, and on February 24, 2017, President Trump issued an Executive Order directing each agency to designate a Regulatory Reform Officer to implement the regulatory reform agenda previously set forth requiring certain agencies to create a Regulatory Reform Task Force to evaluate existing regulations and make recommendations to repeal, replace or modify existing regulations that eliminate or inhibit job creation, that are outdated, unnecessary or ineffective, that have costs that outweigh the benefits, that are inconsistent with the Trump Administration’s regulatory agenda, that rely on non-public information or that derive from or implement rescinded or substantially modified Executive Orders of other Presidents.

This memorandum and the aforementioned Executive Orders may not apply to the CFPB as an independent agency, but it is unclear what impact the Trump Administration will have on the CFPB proposed rules. Furthermore, it is possible that the Trump Administration will issue other Executive Orders that may impact financial services oversight and regulation. Additionally, if new rules are promulgated and finalized by the CFPB, it is possible that Congress will overturn them under Congressional Review Act powers.

The CFPB proposed a “small dollar rule” on June 2, 2016 that addresses practices of certain providers of payday loans, vehicle title loans and certain installment lenders. The comment period closed on October 7, 2016 with a reported 1.6 million comments being issued about the rule. If the rules were adopted as proposed, we could be required to modify the manner in which we make a reasonable determination of a customer’s ability to repay and provide customers notice at least three days before a payment withdrawal attempt, as well as obtain a new ACH authorization from a customer following two failed ACH attempts and report certain information regarding covered loans, among other requirements.

On May 5, 2016, the CFPB released a proposed rule to prohibit certain providers of consumer financial products and services from including clauses in new arbitration agreements that bar a consumer from filing or participating in a class action with respect to the covered consumer financial product or service, and that would require such providers to include specific disclosure to that effect in any covered pre-dispute arbitration agreement. The proposal also requires a covered provider that uses pre-dispute arbitration agreements to submit certain arbitral records to the CFPB. The CFPB’s proposed rule to prohibit pre-dispute arbitration clauses, if finalized, is likely to increase class action exposure and litigation.

On July 28, 2016, the CFPB issued its outline of proposals under consideration for the regulation of debt collection by third-party debt collectors. If a final rule is promulgated, Elevate intends to take the

Risk factors

necessary steps to ensure that its management and oversight of third-party debt collectors is consistent with the rule to the extent that third-party debt collectors are used. The CFPB has indicated that it will issue a debt collection proposal in the future for other parties engaged in debt collection but not covered by the July 28th proposal, including creditors.

Lastly, a recent ruling by the US Court of Appeals for the DC circuit has held that the single-director structure of the CFPB is not constitutional. The CFPB has been granted an en banc hearing on this case. It is not clear what impact this case will have on the power and structure of the CFPB and the oversight of Elevate’s business.

The FDIC has issued examination guidance affecting banks, such as Republic Bank, which originates the Elastic product, and these or subsequent new rules and regulations could have a significant impact on the Elastic product.

The Elastic line of credit product is offered by Republic Bank using technology, underwriting and marketing services provided by Elevate. Republic Bank is supervised and examined by the FDIC. If the FDIC considers any aspect of the Elastic product to be inconsistent with its guidance, Republic Bank may be required to alter the product.

On July 29, 2016, the board of directors of the FDIC released examination guidance relating to third-party lending as part of a package of materials designed to “improve the transparency and clarity of the FDIC’s supervisory policies and practices” and consumer compliance measures that FDIC-supervised institutions should follow when lending through a business relationship with a third party. The proposed guidance, if finalized, would apply to all FDIC-supervised institutions that engage in third-party lending programs, such as Elastic.

The proposed guidance elaborates on previously issued agency guidance on managing third-party risks and specifically addresses third-party lending arrangements where an FDIC-supervised institution relies on a third party to perform a significant aspect of the lending process. The types of relationships that would be covered by the guidance include (but are not limited to) relationships for originating loans on behalf of, through or jointly with third parties, or using platforms developed by third parties. If adopted as proposed, the guidance would result in increased supervisory attention of institutions that engage in significant lending activities through third parties, including at least one examination every 12 months, as well as supervisory expectations for a third-party lending risk management program and third-party lending policies that contain certain minimum requirements, such as self-imposed limits as a percentage of total capital for each third-party lending relationship and for the overall loan program, relative to origination volumes, credit exposures (including pipeline risk), growth, loan types, and acceptable credit quality. Comments on the guidance were due October 27, 2016.

At this time, it is unclear what impact the Trump Administration will have on the policies of the FDIC and the FDIC’s ability to issue rules applicable to Elastic.

The UK has imposed, and continues to impose, increased regulation of the high-cost short-term credit industry with the stated expectation that some firms will exit the market.

In the UK, we are subject to regulation by the Financial Conduct Authority, or the “FCA,” pursuant to the Financial Services and Markets Act 2000, or the “FSMA,” the Consumer Credit Act 1974, as amended, or the “CCA,” and secondary legislation passed under such statutes, among other rules and regulations including the FCA Handbook, which collectively serve to transpose the obligations under the European Consumer Credit Directive into UK law.

Risk factors

The FSMA gives the FCA the power to authorize, supervise, examine, bring enforcement actions and impose fines and disciplinary sanctions against providers of consumer credit, as well as to make rules for the regulation of consumer credit. The Consumer Credit Sourcebook, or the “CONC,” incorporates prescriptive regulations for consumer loans such as those that we offer, including mandatory affordability checks on borrowers, limiting the number of refinances, or “rollovers,” to two, restricting how lenders can advertise, banning advertisements that the FCA deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority, or “CPA” (which provides a creditor the ability to directly debit a customer’s account for payment using their bank card details when authorized by the customer to do so) to pay off a loan. The UK also has strict regulations regarding advertising (including websites) and the presentation, form and content of loan agreements, including statutory warnings, the layout of prescribed financial information, as well as in relation to defaulted loans and collections activities.

In the period since the FCA acquired responsibility for the regulation of consumer credit in the UK in place of the Office of Fair Trading, or the “OFT,” in April 2014, there have been a large number of new regulations affecting our UK product offerings. These include the introduction of a rate cap, a prohibition on certain types of line of credit products, the establishment of a price comparison website, and restrictions on payment processing activities, among other changes. The rate cap imposes a maximum interest rate of 0.8% per day and maximum late payment fee of £15; the total amount charged for the loan, including all default charges, must not exceed 100% of the capital sum originally borrowed. This rule translates to a maximum rate of £24 for every £100 borrowed for a 30 day period, or 0.8% per day. The maximum fees that can be earned on the loan (through interest, default fees, and late interest) ensure that a consumer cannot pay back more than twice the amount of principal borrowed. The FCA has further indicated that it intends to review the price cap on high-cost short-term credit in the first part of 2017. In the meantime, the FCA is monitoring whether there are any unintended consequences of the price cap emerging for firms or consumers, including the impact on people no longer able to access high-cost short-term credit.

During the years ended December 31, 2016 and 2015, our UK operations represented 17% and 19%, respectively, of our consolidated total revenues. The results for the year ended December 31, 2016 do not include the full impact of the regulatory changes described above. The results for each of these periods are not indicative of our future results of operations and cash flows from our operations in the UK.

The changes that we have implemented or any changes we may be required to implement in the future as a result of such legislative and regulatory activities could have a material adverse effect on our UK business.

Additionally, in June 2013, the OFT referred the payday lending industry in the UK to the Competition Commission, which is now the Competition & Markets Authority, or the “CMA,” for a market investigation. The CMA gathered data from industry participants, including us, in connection with its review of the UK payday lending industry to determine whether certain features of the payday lending industry prevent, restrict or distort competition (which is also referred to as having an adverse effect on competition) and, if so, what remedial action should be taken. The CMA published its final report in February 2015; its recommendations were implemented under the Payday Lending Market Investigation Order 2015, under which:

➢	online lenders must provide details of their products on at least one FCA authorized price comparison website, or “PCW,” and include a hyperlink from their website to the relevant PCW; and

➢	payday lenders must provide existing customers with a summary of their cost of borrowing.

Risk factors

These changes, which are reflected in FCA rules, came into effect on December 1, 2016.

If the FCA adopts rules that significantly restrict the conduct of our business, any such rules could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows or could make the continuance of all or part of our UK business impractical or unprofitable. Any new rules adopted by the FCA could also result in significant compliance costs.

In February 2016, the FCA issued full authorization to Elevate for our UK business. Similar to US federal and state regulatory regimes, the FCA has the power to revoke, suspend or impose conditions upon our authorization to conduct a consumer credit business if it determines we are out of compliance with applicable UK laws, high-cost short-term rules or other legal requirements ensuring fair treatment of consumers.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny, particularly in the UK.

In the jurisdictions where we operate, our advertising and marketing activities and disclosures are subject to regulation under various industry standards, consumer protection laws, and other applicable laws and regulations. Consistent with the consumer lending industry as a whole (see “—The consumer lending industry continues to be subjected to new laws and regulations in many jurisdictions that could restrict the consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations” above), our advertising and marketing materials have come under increased scrutiny. In the UK, for example, consumer credit firms are subject to the financial promotions regime set out in the FSMA (Financial Promotions) Order 2005 and specific rules in the CONC, part 3, such as the inclusion of a risk warning on all advertising materials. The FCA has also decided to adopt certain elements of industry codes as FCA rules on a case by case basis. Our advertising and marketing materials in the UK are subject to review and regulation both by the FCA and the Advertising Standards Authority. We have in some cases been required to withdraw, amend or add disclosures to such materials, or have done so voluntarily in response to inquiries or complaints. Going forward, there can be no guarantee that we will be able to advertise and market our business in the UK or elsewhere in a manner we consider effective. Any inability to do so could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

The regulatory landscape in which we operate is continually changing due to new CFPB rules, regulations and interpretations, as well as various legal actions that have been brought against others in marketplace lending, including several lawsuits that have sought to re-characterize certain loans made by federally insured banks as loans made by third parties. If litigation on similar theories were brought against us when we work with a federally insured bank that makes loans, rather than making loans ourselves and were such an action to be successful, we could be subject to state usury limits and/or state licensing requirements, in addition to the state consumer protection laws to which we are already subject, in a greater number of states, loans in such states could be deemed void and unenforceable, and we could be subject to substantial penalties in connection with such loans.

The case law involving whether an originating lender, on the one hand, or third parties on the other hand, are the “true lenders” of a loan is still developing and courts have come to different conclusions and applied different analyses. The determination of whether a third-party service provider is the “true lender” is significant because third parties risk having the loans they service becoming subject to a

Risk factors

consumer’s state usury limits. A number of federal courts that have opined on the “true lender” issue have looked to who is the lender identified on the borrower’s loan documents. A number of state courts and at least one federal district court have considered a number of other factors when analyzing whether the originating lender or a third party is the “true lender,” including looking at the economics of the transaction to determine, among other things, who has the predominant economic interest in the loan being made. If we were re-characterized as a “true lender” with respect to Elastic, or Rise in Ohio or Texas, loans could be deemed to be void and unenforceable in some states, the right to collect finance charges could be affected, and we could be subject to fines and penalties from state and federal regulatory agencies as well as claims by borrowers, including class actions by private plaintiffs. Even if we were not required to change our business practices to comply with applicable state laws and regulations or cease doing business in some states, we could be required to register or obtain lending licenses or other regulatory approvals that could impose a substantial cost on us. If Republic Bank or the CSO lenders in Ohio or Texas were subject to such a lawsuit, they may elect to terminate their relationship with us voluntarily or at the direction of their regulators, and if they lost the lawsuit, they could be forced to modify or terminate the programs.

On August 31, 2016, the United States District Court for the Central District of California ruled in CFPB v. CashCall, Inc. et. al that CashCall was the “true lender” and consequently was engaged in deceptive practices by servicing and collecting on payday loans in certain states where the interest rate on the loans exceeded the state usury limit and/or where CashCall was not a licensed lender. The CashCall case is related to a tribally related lending program. In reaching its decision, the court adopted a “totality of the circumstances” test to determine which party to the transaction had the “predominant economic interest” in the transaction. Given the fact-intensive nature of a “totality of the circumstances” assessment, the particular and varied details of marketplace lending and other bank partner programs may lead to different outcomes to those reached in CashCall, even in those jurisdictions where courts adopt the “totality of the circumstances” approach. Notably, CashCall did not address the federal preemption of state law under the National Bank Act or any other federal statute. CashCall is appealing the decision in the Ninth Circuit.

On September 20, 2016, in Beechum v. Navient Solutions, Inc., the United States District Court for the Central District of California dismissed a class action suit alleging usurious interest rates on private student loans in violation of California law. In doing so, the court rejected the plaintiff’s arguments that the defendants were the de facto “true lenders” of loans made by a national bank under a bank partnership arrangement with a non-bank partner. Consistent with the controlling judicial authority for challenges to the applicability of statutory or constitutional exemptions to California’s usury prohibition, the court determined that “it must look solely to the face of the transaction” in determining whether an exemption applies and did not apply the “totality of the circumstances” test.

In addition to true lender challenges, a question regarding the applicability of state usury rates may arise when a loan is sold from a bank to a non-bank entity. In Madden v. Midland Funding, LLC, the Court of Appeals for the Second Circuit held that the federal preemption of state usury laws did not extend to the purchaser of a loan issued by a national bank. In its brief urging the US Supreme Court to deny certiorari, the US Solicitor General, joined by the OCC, noted that the Second Circuit (Connecticut, New York and Vermont) analysis was incorrect. On remand, the United States District Court for the Southern District of New York concluded on February 27, 2017 that New York’s state usury law, not Delaware’s state usury law, was applicable and that the plaintiff’s claims under the FDCPA and state unfair and deceptive acts and practices could proceed. To that end, the court granted Madden’s motion for class certification. At this time, it is unknown whether Madden will be applied outside of the defaulted debt context in which it arose.

Risk factors

The facts in CashCall, Navient and Madden are not directly applicable to Elevate’s business, as Elevate does not engage in practices similar to those at issue in CashCall, Navient or Madden, and Elevate does not purchase whole loans or engage in business in states within the Second Circuit. However, to the extent that either the holdings in CashCall or Madden were broadened to cover circumstances applicable to Elevate’s business, or if other litigation on related theories were brought against us and were successful, or we were otherwise found to be the “true lender,” we could become subject to state usury limits and state licensing laws, in addition to the state consumer protection laws to which we are already subject, in a greater number of states, loans in such states could be deemed void and unenforceable, and we could be subject to substantial penalties in connection with such loans.

We use third-party collection agencies to assist us with debt collection. Their failure to comply with debt collection regulations could subject us to fines and other liabilities, which could harm our reputation and business.

The FDCPA regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Many states impose additional requirements on debt collection communications, and some of those requirements may be more stringent than the federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that differ from jurisdiction to jurisdiction. We use third-party collections agencies to collect on debts incurred by consumers of our credit products. Regulatory changes could make it more difficult for collections agencies to effectively collect on the loans we originate.

Non-US jurisdictions also regulate debt collection. For example, in the UK, due to new rules under the CONC we have made adjustments to some of our business practices, including our collections processes, which could possibly result in lower collections on loans made by us and has resulted in a decrease in the number of new customers that we are able to approve. In addition, the concerns expressed to us by the OFT and the FCA relate in part to debt collection. We could be subject to fines, written orders or other penalties if we, or parties working on our behalf, are determined to have violated the FDCPA, the CONC or analogous state or international laws, which could have a material adverse effect on our reputation, business, prospects, results of operations, financial condition or cash flows.

Our business is subject to complex and evolving US and international laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from customers and potential customers. Our business is subject to a variety of laws and regulations in the US and the UK that involve user privacy issues, data protection, advertising, marketing, disclosures, distribution, electronic contracts and other communications, consumer protection and online payment services. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, international data protection, privacy, and other laws and regulations can be more restrictive than those in the US. US federal and state and international laws and regulations, which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change.

A number of proposals are pending before federal, state, and international legislative and regulatory bodies that could impose new obligations in areas such as privacy. For example the European Union’s new General Data Protection Regulation, or “GDPR,” will replace the existing Data Protection Directive

Risk factors

(95/46/EC) and will be implemented in the UK in June 2018. The GDPR is more prescriptive than the existing regime and includes new obligations on businesses, including the requirement to appoint a data protection officer, self-report breaches, obtain express consent to data processing and provide more rights to individuals whose data they process, including the “right to be forgotten,” by having their records erased. Penalties for non-compliance are also significantly higher than the current maximum fine of £500,000. Under the GDPR, the maximum fine will be the higher of €20 million or 4% of global turnover for the preceding year.

In addition, the 4th European Union’s anti-money laundering directive (2015/849/EC) will come into effect in June 2018 and require changes to customer due diligence assessments and greater focus on a risk based approach.

Some countries are also considering or have enacted legislation requiring local storage and processing of data that, if applicable to the markets in which we operate, would increase the cost and complexity of delivering our services. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, the expansion into new markets, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other liabilities, including demands that we modify or cease existing business practices or pay fines, penalties or other damages.

It is difficult to assess the likelihood of the enactment of any future legislation or the impact that such rules and regulations could have on our business. We are operating on the basis, confirmed by the UK government and the FCA, that the decision of the UK to leave the European Union will not affect the implementation of the new European Union directives on data protection and anti-money laundering as outlined above.

The use of personal data in credit underwriting is highly regulated.

In the US the FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. Compliance with the FCRA and related laws and regulations concerning consumer reports has recently been under regulatory scrutiny. The FCRA requires us to provide a Notice of Adverse Action to a loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and the specific reasons for the denial of credit. The FCRA also requires us to promptly update any credit information reported to a consumer reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB has primary supervisory, regulatory and enforcement authority of FCRA issues. Although the FTC also retains its enforcement role regarding the FCRA, it shares that role in many respects with the CFPB. The CFPB has taken a more active approach than the FTC, including with respect to regulation, enforcement and supervision of the FCRA. Changes in the regulation, enforcement or supervision of the FCRA may materially affect our business if new regulations or interpretations by the CFPB or the FTC require us to materially alter the manner in which we use personal data in our credit underwriting.

In the UK, we are subject to the requirements of the Data Protection Act 1998, or the “DPA,” and are required to be fully registered as a data-controller under the DPA and comply with industry guidance published by the regulator, the Information Commissioner. There are also strict rules on the use of credit reference data under the CCA regulations and the CONC. We are also subject to laws limiting the transfer of personal data from the European Economic Area to non-European Economic Area countries or territories. There are also strict rules on the instigation of electronic communications such as email,

Risk factors

text message and telephone calls under the Privacy and Electronic Communications (EC Directive) Regulations 2003, which prohibit unsolicited direct marketing by electronic means without express consent, as well as the monitoring of devices.

The oversight of the FCRA by both the CFPB and the FTC and any related investigation or enforcement activities or our failure to comply with the DPA may have a material adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

Judicial decisions, CFPB rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our consumer loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings. We take the position that the arbitration provisions in our consumer loan agreements, including class action waivers, are valid and enforceable; however, the enforceability of arbitration provisions is often challenged in court. If those challenges are successful, our arbitration and class action waiver provisions could be unenforceable, which could subject us to additional litigation, including additional class action litigation.

In addition, the US Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has enacted legislation with such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the CFPB’s proposed rule to prohibit pre-dispute arbitration clauses, if finalized, is likely to increase class action exposure and litigation expense. See “—The CFPB has proposed new rules affecting the consumer lending industry, and these or subsequent new rules and regulations, if they are finalized, may impact our US consumer lending business.”

Any judicial decisions, legislation or other rules or regulations that impair our or Republic Bank’s ability to enter into and enforce consumer arbitration agreements and class action waivers could significantly increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions, which would be costly and could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We use marketing affiliates to assist us and the originating lender in obtaining new customers, and if such marketing affiliates do not comply with an increasing number of applicable laws and regulations, or if our ability to use such marketing affiliates is otherwise impaired, it could adversely affect our business.

We depend in part on marketing affiliates as a source of new customers for us and, with respect to the Elastic product, for the originating lender. Our marketing affiliates place our advertisements on their websites that direct potential customers to our websites. As a result, the success of our business depends in part on the willingness and ability of marketing affiliates to provide us customer referrals at acceptable prices.

If regulatory oversight of marketing affiliates relationships is increased, through the implementation of new laws or regulations or the interpretation of existing laws or regulations, our ability to use marketing affiliates could be restricted or eliminated.

Risk factors

Marketing affiliates’ failure to comply with applicable laws or regulations, or any changes in laws or regulations applicable to marketing affiliates relationships or changes in the interpretation or implementation of such laws or regulations, could have an adverse effect on our business and could increase negative perceptions of our business and industry. Additionally, the use of marketing affiliates could subject us to additional regulatory cost and expense. If our ability to use marketing affiliates were to be impaired, our business, prospects, results of operations, financial condition or cash flows could be materially adversely affected.

RISKS RELATED TO THIS OFFERING, THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

➢	announcements of new products, services or technologies, relationships with strategic partners, acquisitions or of the termination of, or material changes to, material agreements or of other events by us or our competitors;

➢	changes in economic conditions;

➢	changes in prevailing interest rates;

➢	price and volume fluctuations in the overall stock market from time to time;

➢	significant volatility in the market price and trading volume of technology companies in general and of companies in the financial services industry;

➢	fluctuations in the trading volume of our shares or the size of our public float;

➢	actual or anticipated changes in our operating results or fluctuations in our operating results;

➢	quarterly fluctuations in demand for our loans;

➢	whether our operating results meet the expectations of securities analysts or investors;

➢	actual or anticipated changes in the expectations of investors or securities analysts;

➢	regulatory developments in the US, foreign countries or both and our ability to comply with applicable regulations;

➢	material litigation, including class action law suits;

➢	major catastrophic events;

➢	sales of large blocks of our stock;

➢	entry into, modification of or termination of a material agreement; or

➢	departures of key personnel or directors.

Risk factors

In addition, if the market for technology and financial services stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of December 31, 2016, upon completion of this offering, we will have 39,499,745 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options, no vesting of outstanding restricted stock units, and no conversion of the convertible term notes into shares of our common stock. See “Description of capital stock—Convertible Term Notes.” All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, or the “Securities Act,” except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under “Underwriting,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares eligible for future sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Upon completion of this offering, the holders of an aggregate of 14,098,525 shares of our common stock associated with the conversion of preferred shares, or their permitted transferees, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders assuming no conversion of the convertible term notes. See “Description of capital stock—Convertible Term Notes.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Risk factors

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Although our common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock was determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We will use approximately $14.9 million of the net proceeds to repay a portion of the outstanding amount under our convertible term notes, approximately $53.0 million of the net proceeds to pay down or pay off the ELCS Sub-debt Term Note, the 4th Tranche Term Note and the UK Term Note outstanding under the VPC Facility and the remainder, if any, for general corporate purposes, including to fund a portion of the loans made to our customers. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering that we do not use to repay indebtedness and might not be able to obtain a significant return, if any, on investment of such net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, then our business, operating results and financial condition could be harmed.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” the listing standards of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act.” Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with

Risk factors

evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenues-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

However, for so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, and (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors and board committees and qualified executive officers.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. In addition, pursuant to our financing agreement, we are prohibited from paying cash dividends without the prior consent of VPC. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $4.86 per share, or $4.66 per share if the underwriters exercise their option to

Risk factors

purchase additional shares in full, based on the initial public offering price of $6.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation and amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. The provisions, among other things:

➢	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

➢	permit only our Board of Directors to establish the number of directors and fill vacancies on the Board;

➢	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

➢	require two-thirds approval to amend some provisions in our restated certificate of incorporation and restated bylaws;

➢	authorize the issuance of “blank check” preferred stock that our Board of Directors could use to implement a stockholder rights plan, or a “poison pill;”

➢	eliminate the ability of our stockholders to call special meetings of stockholders;

➢	prohibit stockholder action by written consent, which will require that all stockholder actions must be taken at a stockholder meeting;

➢	do not provide for cumulative voting; and

➢	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the “DGCL,” which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us in certain circumstances.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Risk factors

Our amended and restated certificate of incorporation that will be in effect upon the completion of the IPO designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation, as we expect it will be in effect upon the completion of this offering provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of becoming a public company and being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. Our management may conclude that our internal controls over financial reporting are not effective if we fail to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. In the future, our independent registered public accounting firm may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission, or the “SEC,” for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject us to adverse regulatory consequences. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards may be modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, and may suffer adverse regulatory consequences or violations of listing standards. Any of the above could also result in a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

Forward-looking statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Forward-looking statements include information concerning our strategy, future operations, future financial position, future revenues, projected expenses, margins, prospects and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

➢	our future financial performance, including our expectations regarding our revenue, cost of revenue, growth rate of revenue, cost of borrowing, credit losses, marketing costs, net charge-offs, gross profit or gross margin, operating expenses, operating margins, ability to generate cash flow and ability to achieve and maintain future profitability;

➢	our use of the proceeds of this offering;

➢	the availability of debt financing, funding sources and disruptions in credit markets;

➢	our ability to meet anticipated cash operating expenses and capital expenditure requirements;

➢	anticipated trends, growth rates, seasonal fluctuations and challenges in our business and in the markets in which we operate;

➢	our ability to anticipate market needs and develop new and enhanced or differentiated products, services and mobile apps to meet those needs, and our ability to successfully monetize them;

➢	our expectations with respect to trends in our average portfolio effective APR;

➢	our anticipated growth and growth strategies and our ability to effectively manage that growth;

➢	our anticipated expansion of relationships with strategic partners; customer demand for our product and our ability to rapidly scale our business in response to fluctuations in demand;

➢	our ability to attract potential customers and retain existing customers and our cost of customer acquisition;

➢	the ability of customers to repay loans;

➢	interest rates and origination fees on loans;

➢	the impact of competition in our industry and innovation by our competitors;

➢	our ability to attract and retain necessary qualified directors, officers and employees to expand our operations;

➢	our reliance on third-party service providers;

➢	our access to the automated clearinghouse system;

➢	the efficacy of our marketing efforts and relationships with marketing affiliates;

➢	our anticipated direct marketing costs and spending;

➢	the evolution of technology affecting our products, services and markets;

➢	continued innovation of our analytics platform;

Forward-looking statements

➢	our ability to prevent security breaches, disruption in service and comparable events that could compromise the personal and confidential information held in our data systems, reduce the attractiveness of the platform or adversely impact our ability to service loans;

➢	our ability to detect and filter fraudulent or incorrect information provided to us by our customers or by third parties;

➢	our ability to adequately protect our intellectual property;

➢	our compliance with applicable local, state, federal and foreign laws;

➢	our compliance with current or future applicable regulatory developments and regulations, including developments or changes from the CFPB;

➢	regulatory developments or scrutiny by agencies regulating our business or the businesses of our third-party partners;

➢	public perception of our business and industry;

➢	the anticipated effect on our business of litigation or regulatory proceedings to which we or our officers are a party;

➢	the anticipated effect on our business of natural or man-made catastrophes;

➢	the increased expenses and administrative workload associated with being a public company;

➢	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

➢	our liquidity and working capital requirements;

➢	the estimates and estimate methodologies used in preparing our consolidated financial statements;

➢	the utility of non-GAAP financial measures;

➢	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices;

➢	our anticipated development and release of certain products and applications and changes to certain products;

➢	our anticipated investing activity;

➢	our assumptions with respect to our convertible term notes, including with respect to draw downs and conversions; and

➢	trends anticipated to continue as our portfolio of loans matures.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We believe that these statements constitute “forward-looking statements” within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Exchange Act of 1934, as amended. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the

Forward-looking statements

date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Industry and market data

This prospectus contains estimates, statistical data, and other information concerning our industry, including market size and growth rates, that are based on industry publications, surveys and forecasts, including those by the CFPB, Friends Provident Foundation, CFI Group and other publicly available sources. The industry and market information included in this prospectus involves a number of assumptions and limitations.

The sources of industry and market data contained in this prospectus are listed below:

➢	Board of Governors of the Federal Reserve System, Report on the Economic Well-Being of U.S. Households in 2015, May 2016.

➢	CFPB, Payday Loans and Deposit Advance Products: A White Paper of Initial Findings, April 2013.

➢	CFPB, Arbitration Study, Report to Congress, Pursuant to Dodd-Frank Wall Street Reform and Consumer Protection Act §1028(a), March 2015.

➢	Centre for Economics and Business Research, Future Trends in UK Banking, February 2015.

➢	CFI Group, Bank Satisfaction Barometer 2015, October 2015.

➢	Competition & Markets Authority, Market Investigation into Payday Lending, Notice of Possible Remedies Under Rule 11 of the CMA Rules of Procedure, June 11, 2014.

➢	Competition & Markets Authority, Payday Lending Investigation, Summary of Provisional Findings Report, June 11, 2014.

➢	Competition & Markets Authority, Payday Lending Market Investigation Final Report, February 24, 2015.

➢	Corporation for Enterprise Development, Excluded from the Financial Mainstream: How the Economic Recovering is bypassing Millions of Americans. Findings from 2015 Assets & Opportunity Scorecard, January 2015.

➢	FDIC, Study of Bank Overdraft Programs, November 2008.

➢	FICO, Expanding Credit Opportunities, July 2015.

➢	Financial Inclusion Commission, Improving the Financial Health of the Nation, March 2015.

➢	Friends Provident Foundation, Credit and Low-Income Consumers, November 2011.

➢	House of Commons Welsh Affairs Committee, The Impact of Changes Benefit in Wales, October 2013.

➢	J.P. Morgan Chase & Co., Weathering Volatility: Big Data on the Financial Ups and Downs of U.S. Individuals, May 2015.

➢	U.S. Census Bureau, Income and Poverty in the United States: 2015, September 2016.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and elsewhere in this prospectus. These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of proceeds

We estimate that the net proceeds from our sale of 12,400,000 shares of common stock in this offering at an initial public offering price of $6.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $69 million, or $81 million if the underwriters’ option to purchase additional shares is exercised in full.

We will use approximately $14.9 million of the net proceeds to repay a portion of the outstanding amount under our convertible term notes, approximately $53.0 million of the net proceeds to pay down or pay off the ELCS Sub-debt Term Note, the 4th Tranche Term Note and the UK Term Note outstanding under the VPC Facility and the remainder, if any, for general corporate purposes, including to fund a portion of the loans made to our customers. VPC has agreed to purchase 2.3 million shares in the offering at the initial public offering price, and we intend to use the proceeds from that purchase, approximately $14.9 million, to reduce an equivalent amount of indebtedness under the convertible term notes. Pursuant to our financing agreement, the outstanding borrowings under the notes under the VPC Facility were used to finance customer loan growth for our Rise and Sunny products and for working capital. The convertible term notes will mature on January 30, 2018 and generally bear interest at the greater of 10% or a base rate (defined as the 3-month LIBOR rate, with a 1% floor) plus 9%. We were required to draw-down the maximum borrowing amount of $25 million prior to January 5, 2017, and we made an initial draw in October 2016 of $10 million and a subsequent draw in January 2017 of $15 million, bringing the total amount drawn-down on the convertible term notes to $25 million. The ELCS Sub-debt Term Note will mature on January 30, 2018, and the $45 million outstanding under the ELCS Sub-debt Term Note as of December 31, 2016 generally bears interest at the 3-month LIBOR rate plus 18%. The 4th Tranche Term Note will mature on January 30, 2018, and the $25 million outstanding on the 4th Tranche Term Note as of December 31, 2016 generally bears interest at the 3-month LIBOR plus 17%. The UK Term Note will mature on January 30, 2018, and the $47.8 million outstanding under the UK Term Note as of December 31, 2016 generally bears interest at the 3-month LIBOR rate plus 16%. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Debt facilities—VPC Facility.”

We will have broad discretion over the uses of the net proceeds in this offering that we do not use to repay indebtedness. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the US government.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, pursuant to our financing agreement, we are prohibited from paying cash dividends without the prior consent of VPC. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2016 on:

➢	an actual basis;

➢	a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 5,639,410 shares of our common stock immediately prior to the 2.5-for-1 forward stock split of our common stock and immediately prior to the completion of this offering, (ii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion, (iii) the convertible term notes being fully drawn at the time of this offering and (iv) the filing of our amended and restated certificate of incorporation; and

➢	a pro forma as adjusted basis to reflect: (i) the pro forma adjustments set forth above, (ii) our receipt of the net proceeds from our sale of 12,400,000 shares of common stock in this offering at an initial public offering price of $6.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds from this offering to repay a portion of the amounts outstanding under our VPC Facility and the convertible term notes as described in “Use of proceeds.”

(dollars in thousands)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$53,574	$68,574	$69,935

Financing agreement (excluding convertible term notes)	$485,300	$485,300	432,250
Convertible term notes	10,000	25,000	10,050
Convertible preferred stock:
Series A preferred stock, $0.0001 par value, 2,957,059 shares authorized, issued and outstanding, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	3	—	—
Series B preferred stock, $0.0001 par value, 2,682,351 shares authorized, issued and outstanding, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	3	—	—

Total convertible preferred stock	6	—	—
Stockholders’ equity:
Preferred stock, $0.0004 par value, no shares authorized, issued and outstanding, actual; 24,500,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock; $0.0004 par value; 41,676,750 shares authorized; 13,001,220 shares issued and outstanding, actual; 300,000,000 shares authorized and 27,099,745 shares issued and outstanding, pro forma; and 300,000,000 shares authorized and 39,499,745 shares issued and outstanding, pro forma as adjusted	5	11	16
Additional paid-in capital	88,854	88,854	158,210
Accumulated other comprehensive income, net of taxes	1,087	1,087	1,087
Accumulated deficit	(76,385)	(76,385)	(76,385)

Total stockholders’ equity	13,567	13,567	82,928

Total capitalization	$508,867	$523,867	$525,228

Capitalization

The number of shares of our common stock set forth in the table above excludes 6,995,472 shares of common stock reserved and common stock available for issuance under our 2016 Plan and our 2014 Plan, which comprises:

➢	3,501,415 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2016, with a weighted average exercise price of $4.19 per share and per share exercise prices ranging from $2.12 to $8.32;

➢	425,262 shares of common stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2016, with a weighted average grant date fair value of $8.12 per share;

➢	3,068,795 shares of common stock issuable upon the exercise of options available for grant.

You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of December 31, 2016, our pro forma net tangible book value was approximately $(4.8) million, or $(0.17) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding at December 31, 2016 assuming the conversion of all outstanding shares of our convertible preferred stock into common stock and the application of the 2.5-for-1 forward stock split to all common stock after such conversion.

After giving effect to (i) our sale of 12,400,000 shares of common stock in this offering at an initial public offering price of $6.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the use of proceeds from this offering to repay a portion of the amounts outstanding under our VPC Facility as described in “Use of proceeds,” our pro forma as adjusted net tangible book value at December 31, 2016 would have been approximately $64.6 million, or $1.64 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.81 per share to existing stockholders and an immediate dilution of $4.86 per share to new investors purchasing shares in this offering.

The following table illustrates this dilution at December 31, 2016:

Initial public offering price per share	$6.50
Pro forma net tangible book value per share		$(0.17)
Increase per share attributable to this offering		1.81

Pro forma as adjusted net tangible book value per share after this offering	1.64

Net tangible book value dilution per share to new investors in this offering	$4.86

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

➢	the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $1.84 per share;

➢	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 60% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering;

➢	the pro forma as adjusted number of shares of our common stock held by investors participating in this offering will increase to 14,260,000, or approximately 31% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering; and

➢	the dilution in net tangible book value per share to new investors in this offering would be $4.66 per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2016, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock and the application of the 2.5-for-1 forward stock split to all common stock after such conversion, the total

Dilution

number of shares of common stock purchased from us, the total consideration paid to us, and the weighted average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $6.50 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders(1)	27,099,745	62.4%	$89,518,732	48.4%	$3.30
Exercised options(2)	3,501,415	8.1	14,670,929	8.0	4.19
Restricted stock units(3)	425,262	1.0	—	0.0	—
New investors(4)	12,400,000	28.5	80,600,000	43.6	6.50

Total	43,426,422	100.0%	$184,789,661	100.0%

(1)	Number includes (i) 25,706,357 shares contributed by TFI in connection with the Spin-Off pursuant to the separation and distribution agreement and (ii) 1,393,388 shares issued upon the exercise of stock options.
(2)	Shares of common stock issuable upon the exercise of options outstanding.
(3)	Shares of common stock issuable upon the vesting of restricted stock units.
(4)	May include purchases, if any, of the shares in this offering by the existing stockholders through a directed share program, as described in this prospectus, or otherwise, at the initial public offering price.

The foregoing discussion and tables exclude:

➢	3,068,795 shares of common stock reserved for issuance pursuant to the exercise of options available for grant under our 2016 Plan and our 2014 Plan as of December 31, 2016.

The foregoing discussion and table assume the following:

➢	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 5,639,410 shares of common stock immediately prior to the 2.5-for-1 forward stock split of our common stock and immediately prior to the completion of this offering;

➢	a 2.5-for-1 forward stock split of our common stock to be effected immediately prior to the completion of this offering;

➢	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

➢	an IPO price per share in excess of our highest option exercise prices;

➢	the issuance of 3,501,415 shares of common stock upon the exercise of options outstanding as of December 31, 2016, with a weighted average exercise price of $4.19 per share and per share exercise prices ranging from $2.12 to $8.32;

➢	the issuance of 425,262 shares of common stock upon the vesting of restricted stock units outstanding as of December 31, 2016 with a weighted average grant date fair value of $8.12;

➢	no exercise of the underwriters’ option to purchase additional shares; and

➢	no conversion of the convertible term notes into shares of our common stock.

Dilution

To the extent that additional options become exercisable and are exercised or restricted stock units vest, or if new options, restricted stock units or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected historical consolidated financial data

You should read the following selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

Selected historical consolidated financial data

Consolidated statements of operations data (dollars in thousands, except share and per share amounts)	For the years ended December 31,
	2016	2015
Revenues	$580,441	$434,006
Cost of sales:
Provision for loan losses	317,821	232,650
Direct marketing costs	65,190	61,032
Other cost of sales	17,433	15,197

Total cost of sales	400,444	308,879

Gross profit	179,997	125,127

Operating expenses:
Compensation and benefits	65,657	60,568
Professional services	30,659	25,134
Selling and marketing	9,684	7,567
Occupancy and equipment	11,475	9,690
Depreciation and amortization	10,906	8,898
Other	3,812	4,303

Total operating expenses	132,193	116,160

Operating income	47,804	8,967

Other income (expense):
Net interest expense	(64,277)	(36,674)
Foreign currency transaction loss	(8,809)	(2,385)
Non-operating income (expense)	(43)	5,523

Total other expense	(73,129)	(33,536)

Loss before taxes	(25,325)	(24,569)
Income tax benefit	(2,952)	(4,658)

Net loss	$(22,373)	$(19,911)

Basic and diluted loss per share	$(4.34)	$(3.97)
Pro forma net loss per share of common stock — basic and diluted(1)	$(0.83)	$(0.75)
As adjusted(2)	$(0.57)
Basic and diluted weighted average shares outstanding	5,157,705	5,010,339
Weighted average shares used in computing pro forma net loss per share:
Basic and diluted(1)	26,992,788	26,624,373
Basic and diluted, as adjusted(2)	39,392,788

(1)	Pro forma basic and diluted net income (loss) per share of common stock have been calculated assuming (i) the conversion of all outstanding shares of convertible preferred stock at December 31, 2016 and 2015 into an aggregate of 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of common stock as of the beginning of the applicable period or at the time of issuance, if later and (ii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion.
(2)	Pro forma net income (loss) per share of common stock, as adjusted, gives effect to (i) the sale by us of 12,400,000 shares of our common stock in this offering; (ii) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of our common stock; (iii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion and (iv) the use of proceeds from this offering to repay a portion of the amounts outstanding under the Victory Park Capital credit facility, or the “VPC Facility,” and the convertible term notes as described in “Use of proceeds,” as if the offering and those transactions had occurred on December 31, 2016. The number of shares is computed based on an initial public offering price of $6.50 per share.

Selected historical consolidated financial data

	As of and for the years ended December 31,
Other financial and operational data (dollars in thousands, except as noted)	2016	2015
Adjusted EBITDA(1)	$60,417	$18,712
Free cash flow(2)	$19,246	$(30,931)
Number of new customer loans	277,601	238,238
Number of loans outstanding	289,193	222,723
Customer acquisition costs	$235	$256

Net charge-offs(3)	$299,700	$214,795
Additional provision for loan losses(3)	18,121	17,855

Provision for loan losses	$317,821	$232,650

Past due combined loans receivable – principal as a percentage of combined loans receivable – principal(4)	14%	12%
Net charge-offs as a percentage of revenues	52%	49%
Total provision for loan losses as a percentage of revenues	55%	54%
Combined loan loss reserve(5)	$82,376	$65,784
Combined loan loss reserve as a percentage of combined loans receivable(5)	16%	17%
Effective APR of combined loan portfolio	146%	173%
Ending combined loans receivable – principal(4)	$481,210	$356,069

(1)	Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net income (loss), adjusted to exclude: net interest expense primarily associated with notes payable under the VPC Facility and ESPV Facility used to fund or purchase loans; foreign currency gains and losses associated with our UK operations; depreciation and amortization expense on fixed assets and intangible assets; stock-based compensation; adjustments to contingent consideration payable related to companies previously acquired prior to the Spin-Off; and income taxes. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.
(2)	Free cash flow is not a financial measure prepared in accordance with GAAP. Free cash flow represents our net cash from operating activities adjusted for the net charge-offs—combined principal loans and capital expenditures incurred during the period. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and a reconciliation of free cash flow to net cash provided by operating activities.
(3)	Net charge-offs and additional provision for loan losses are not a financial measure prepared in accordance with GAAP. Net charge-offs include the amount of principal and accrued interest on loans that are more than 60 days past due, or sooner if we receive notice that the loan will not be collected, such as a bankruptcy notice or identified fraud, offset by any recoveries. Additional provision for loan losses is the amount of provision for loan losses needed for a particular period to adjust the combined loan loss reserve to the appropriate level in accordance with our underlying loan loss reserve methodology. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation to provision for loan losses, the most directly comparable financial measure calculated in accordance with GAAP.
(4)	Combined loans receivable is defined as loans owned by the Company plus loans originated and owned by third-party lenders pursuant to our CSO programs. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loans receivable to loans receivable, net, the most directly comparable financial measure calculated in accordance with GAAP.
(5)	Combined loan loss reserve is defined as the loan loss reserve for loans owned by the Company plus the loan loss reserve for loans originated and owned by third-party lenders and guaranteed by the Company. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loan loss reserve to loan loss reserve, the most directly comparable financial measure calculated in accordance with GAAP.

Selected historical consolidated financial data

	As of December 31, 2016
Selected consolidated balance sheet data (dollars in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Cash and cash equivalents	$53,574	$68,574	$69,935
Loans receivable, net of allowance for loan losses of $77,451	392,663	392,663	392,663
Total assets	570,181	585,181	586,542
Total liabilities	556,614	571,614	503,614
Total convertible preferred stock	6	—	—
Total stockholders’ equity	$13,567	$13,567	$82,928

(1)	The pro forma column reflects (i) the conversion of all outstanding shares of convertible preferred stock at December 31, 2016 into 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of common stock immediately prior to the closing of this offering, (ii) the application of the 2.5-for-1 forward stock split to all common stock after such conversion and (iii) the convertible term notes being fully drawn at the time of this offering. The outstanding shares of our preferred stock were originally distributed to stockholders of TFI in connection with the Spin-Off. Each share of preferred stock will convert into one share of common stock without the payment of additional consideration. The conversion of the convertible preferred stock reduces total convertible preferred stock by $6 thousand while increasing common stock by the same amount.
(2)	The pro forma as adjusted column reflects (i) the pro forma adjustments described in footnote (1) above, (ii) the sale by us of 12,400,000 shares of common stock in this offering at an initial public offering price of $6.50 per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us and (iii) the use of proceeds from this offering to repay a portion of the amounts outstanding under our VPC Facility and the convertible term notes as described in “Use of proceeds.”

Quarterly Results of Operations

The following tables show our unaudited consolidated quarterly statement of operations data, as well as the percentage of revenue for each line item shown, for each of the eight quarters preceding and including the period ended December 31, 2016. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management have been prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. The information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

Selected historical consolidated financial data

	Three months ended
(dollars in thousands, except as noted)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Revenues	$89,506	$91,368	$119,432	$133,700	$130,722	$126,780	$153,920	$169,019
Cost of sales:
Provision for loan losses	39,284	50,210	71,519	71,637	59,089	67,134	91,282	100,316
Direct marketing costs	9,866	17,151	20,790	13,225	9,606	17,683	22,912	14,989
Other cost of sales	2,606	3,791	4,297	4,503	3,583	4,323	4,958	4,569

Total cost of sales	51,756	71,152	96,606	89,365	72,278	89,140	119,152	119,874

Gross profit	37,750	20,216	22,826	44,335	58,444	37,640	34,768	49,145

Operating expenses
Compensation and benefits	13,921	15,014	15,594	16,039	16,100	16,584	17,496	15,477
Professional services	4,747	6,107	7,145	7,135	7,249	7,415	8,434	7,561
Selling and marketing	2,490	1,890	1,498	1,689	2,505	2,887	2,418	1,874
Occupancy and equipment	2,333	2,265	2,490	2,602	2,735	2,818	2,928	2,994
Depreciation and amortization	2,068	2,142	2,266	2,422	2,633	2,873	2,777	2,623
Other	569	1,030	1,043	1,661	706	844	916	1,346

Total operating expenses	26,128	28,448	30,036	31,548	31,928	33,421	34,969	31,875

Operating income (loss)	11,622	(8,232)	(7,210)	12,787	26,516	4,219	(201)	17,270

Net interest expense	(6,755)	(7,172)	(10,278)	(12,469)	(13,500)	(14,208)	(17,090)	(19,479)
Foreign currency transaction gain (loss)	(1,459)	1,950	(1,731)	(1,145)	(1,358)	(3,373)	(1,543)	(2,535)
Non-operating income (expense)	—	5,529	2	(8)	—	—	—	(43)

Total other income (expense)	(8,214)	307	(12,007)	(13,622)	(14,858)	(17,581)	(18,633)	(22,057)

Income (loss) before taxes	3,408	(7,925)	(19,217)	(835)	11,658	(13,362)	(18,834)	(4,787)
Income tax provision (benefit)	2,509	(1,932)	(4,156)	(1,079)	5,866	(5,866)	(2,587)	(365)

Net income (loss)	$899	$(5,993)	$(15,061)	$244	$5,792	$(7,496)	$(16,247)	$(4,422)

Adjustments to arrive at Adjusted EBITDA:
Net income (loss)	$899	$(5,993)	$(15,061)	$244	$5,792	$(7,496)	$(16,247)	$(4,422)
Net interest expense	6,755	7,172	10,278	12,469	13,500	14,208	17,090	19,479
Foreign currency loss (gain)	1,459	(1,950)	1,731	1,145	1,358	3,373	1,543	2,535
Depreciation and amortization expense	2,068	2,142	2,266	2,422	2,633	2,873	2,777	2,623
Stock-based compensation	260	134	250	203	166	247	616	678
Non-operating expense (income)	—	(5,529)	(2)	8	—	—	—	43
Income tax provision (benefit)	2,509	(1,932)	(4,156)	(1,079)	5,866	(5,866)	(2,587)	(365)

Adjusted EBITDA	$13,950	$(5,956)	$(4,694)	$15,412	$29,315	$7,339	$3,192	$20,571

Selected historical consolidated financial data

	Three months ended
(dollars in thousands, except as noted)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Number of new customer loans	29,944	62,548	84,333	61,413	40,717	68,494	98,070	70,320
Number of loans outstanding	131,577	163,736	206,934	222,723	201,076	231,120	289,193	289,193
Customer acquisition costs	$329	$274	$247	$215	$236	$258	$234	$213

Net charge-offs	$45,694	$38,180	$59,287	$71,634	$69,010	$60,153	$74,125	$96,412
Additional provision for loan losses	(6,410)	12,030	12,232	3	(9,921)	6,981	17,157	3,904

Provision for loan losses	$39,284	$50,210	$71,519	$71,637	$59,089	$67,134	$91,282	$100,316

Past due combined loans receivable – principal as a percentage of combined loans receivable – principal	14%	12%	14%	12%	12%	12%	14%	14%
Net charge-offs as a percentage of revenue	51%	42%	50%	54%	53%	47%	48%	57%
Effective APR of combined loan portfolio	189%	189%	169%	158%	153%	148%	146%	141%

Selected historical consolidated financial data

	Three months ended
(as a percentage of revenues)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales:
Provision for loan losses	43.9	55.0	59.9	53.6	45.2	53.0	59.3	59.4
Direct marketing costs	11.0	18.8	17.4	9.9	7.3	13.9	14.9	8.9
Other cost of sales	2.9	4.1	3.6	3.4	2.7	3.4	3.2	2.7

Total cost of sales	57.8	77.9	80.9	66.8	55.3	70.3	77.4	70.9

Gross profit	42.2	22.1	19.1	33.2	44.7	29.7	22.6	29.1

Operating expenses
Compensation and benefits	15.6	16.4	13.1	12.0	12.3	13.1	11.4	9.2
Professional services	5.3	6.7	6.0	5.3	5.5	5.8	5.5	4.5
Selling and marketing	2.8	2.1	1.3	1.3	1.9	2.3	1.6	1.1
Occupancy and equipment	2.6	2.5	2.1	1.9	2.1	2.2	1.9	1.8
Depreciation and amortization	2.3	2.3	1.9	1.8	2.0	2.3	1.8	1.6
Other	0.6	1.1	0.9	1.2	0.5	0.7	0.6	0.8

Total operating expenses	29.2	31.1	25.1	23.6	24.4	26.4	22.7	18.9

Operating income (loss)	13.0	(9.0)	(6.0)	9.6	20.3	3.3	(0.1)	10.2

Net interest expense	(7.5)	(7.8)	(8.6)	(9.3)	(10.3)	(11.2)	(11.1)	(11.5)
Foreign currency transaction gain (loss)	(1.6)	2.1	(1.4)	(0.9)	(1.0)	(2.7)	(1.0)	(1.5)
Non-operating income	0.0	6.1	0.0	0.0	0.0	0.0	0.0	0.0

Total other income (expense)	(9.2)	0.3	(10.1)	(10.2)	(11.4)	(13.9)	(12.1)	(13.0)

Income (loss) before taxes	3.8	(8.7)	(16.1)	(0.6)	8.9	(10.5)	(12.2)	(2.8)
Income tax provision (benefit)	2.8	(2.1)	(3.5)	(0.8)	4.5	(4.6)	(1.7)	(0.2)

Net income (loss)	1.0%	(6.6)%	(12.6)%	0.2%	4.4%	(5.9)%	(10.6)%	(2.6)%

Selected historical consolidated financial data

Quarterly Trends

Our gross revenue has generally increased over the eight quarters ended December 31, 2016. This growth has been primarily attributable to an increase in the finance charges, driven by increases in combined loans receivable – principal balances during the respective quarters. As expected, total cost of sales has generally increased quarter-to-quarter in absolute dollars as our loan originations and combined loans receivable – principal balances have increased. The decrease in revenue and total cost of sales from December 31, 2015 to June 30, 2016 was due to the seasonality of our business as both originations and combined loans receivable – principal balances typically decrease during the first quarter of the next year.

Generally, our total operating expenses have increased quarter-to-quarter over the eight quarters ended December 31, 2016, primarily due to increased personnel-related costs reflecting the increase in our headcount to support our growth. Despite the increases in absolute dollar amounts, total operating expenses as a percentage of revenue has generally decreased over the eight quarters ended December 31, 2016 as we have achieved greater economies of scale.

Lastly, we believe it is important to note that the average effective APR of our combined loan portfolio has decreased from 158% for the three months ended December 31, 2015 to 141% for the three months ended December 31, 2016. This reflects the improvements made in underwriting, the impact of the lower priced Elastic product as well as the maturing of the combined loan portfolio.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk factors” and “Forward-looking statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. We generally refer to loans, customers and other information and data associated with each of Rise, Elastic and Sunny as Elevate’s loans, customers, information and data, irrespective of whether Elevate directly originates the credit to the customer or whether such credit is originated by a third party. See “Certain Conventions Governing Information in this Prospectus—Presentation of information related to our products” for detailed information.

OVERVIEW

We provide online credit solutions to consumers in the US and the UK who are not well-served by traditional bank products and who are looking for better options than payday loans, title loans, pawn and storefront installment loans. Non-prime consumers now represent a larger market than prime consumers but are difficult to underwrite and serve with traditional approaches. We’re succeeding at it—and doing it responsibly—with best-in-class advanced technology and proprietary risk analytics honed by serving more than 1.6 million customers with $4.0 billion in credit. Our current online credit products, Rise, Elastic and Sunny, reflect our mission to provide customers with access to competitively priced credit and services while helping them build a brighter financial future with credit building and financial wellness features. We call this mission “Good Today, Better Tomorrow.”

We earn revenues on the Rise and Sunny installment loans and on the Elastic lines of credit. For all three products, our revenues, which primarily consist of finance charges, are driven by our average loan balances outstanding and by the average annual percentage rate, or “APR,” associated with those outstanding loan balances. We calculate our average loan balances by taking a simple daily average of the ending loan balances outstanding for each period. We present certain key metrics and other information on a “combined” basis to reflect information related to loans originated by us and loans originated by Republic Bank, as well as loans originated by third-party lenders pursuant to CSO programs, which loans originated through CSO programs are not recorded on our balance sheet in accordance with GAAP. See “—Key Financial and Operating Metrics” and “—Non-GAAP Financial Measures.”

We have experienced rapid growth and improving operating margins since launching our current generation of product offerings in 2013. Since their introduction through December 31, 2016, Rise, Elastic and Sunny, together, have provided approximately $2.5 billion in credit to approximately 785,000 customers and generated strong growth in revenues and loans outstanding. Our revenues for the year ended December 31, 2016 grew 34% compared to revenues for 2015. Our net losses for the years ended December 31, 2016 and 2015 were $22.4 million and $19.9 million, respectively. Our combined loan principal balances grew 35% in 2016, from $356.1 million as of December 31, 2015 to $481.2 million as of December 31, 2016. For additional information about our combined loan balances please see “—Non-GAAP Financial Measures—Combined loan information.”

Management’s discussion and analysis of financial condition and results of operations

We use our working capital, funds provided by third-party lenders pursuant to CSO programs and our credit facilities with Victory Park Management, LLC, or “VPC,” to fund the loans we make to our customers. Prior to January 2014, we funded all of our loans to customers out of our existing cash flows. On January 30, 2014, we entered into an agreement with VPC to provide a credit facility, or the “VPC Facility,” in order to fund our Rise and Sunny products and provide working capital. Since originally entering into the VPC Facility, it has been amended several times to increase the maximum total borrowing amount available. On August 15, 2014, the original amount of $250 million for the VPC Facility was amended, providing a credit facility with a maximum total borrowing amount of $315 million and further amended on May 20, 2015 to $335 million, on February 11, 2016 to $345 million, on June 30, 2016 to $395 million and on February 1, 2017 to $495 million. See “—Liquidity and Capital Resources—Debt facilities.”

The Elastic line of credit product is originated by a third-party lender, Republic Bank, which initially provides all of the funding for that product. Republic Bank retains 10% of the balances of all loans originated and sells a 90% loan participation in the Elastic lines of credit. We purchased these loan participations ourselves through June 30, 2015 and thus earned 90% of the revenues and incurred 90% of the losses associated with the Elastic product through that date. Due to the significant growth in Elastic, commencing July 1, 2015, a new structure was implemented such that the loan participations are sold by Republic Bank to Elastic SPV, Ltd., or “Elastic SPV.” Elastic SPV receives its funding from VPC in a separate $50 million financing facility, the “ESPV Facility,” which was finalized on July 13, 2015.

This facility was further increased to $100 million on October 21, 2015 and to $150 million on July 14, 2016. We do not own Elastic SPV but, effective July 1, 2015, we entered into a credit default protection agreement with Elastic SPV whereby we agreed to provide credit protection to the investors in Elastic SPV against Elastic loan losses in return for a credit premium. Per the terms of this agreement, under GAAP, the Company is the primary beneficiary of Elastic SPV and is required to consolidate the financial results of Elastic SPV as a variable interest entity in its consolidated financial results beginning July 1, 2015. The consolidation of Elastic SPV did not change the presentation of the Company’s consolidated financial statements, as the Company’s consolidated financial statements continued to present revenue and losses on 90% of the Elastic lines of credit originated by Republic Bank and sold to Elastic SPV.

Our management assesses our financial performance and future strategic goals through key metrics based primarily on the following three themes:

➢	Revenue growth. For the year ended December 31, 2016, our total revenues were $580.4 million, which represented a 34% increase over the prior year total revenues of $434.0 million. Key metrics related to revenue growth that we monitor by product include the ending and average combined loan balances outstanding, the effective APR of our product loan portfolios, the total dollar value of loans originated, the number of new customer loans made, the ending number of customer loans outstanding and the related customer acquisition costs, or “CAC,” associated with each new customer loan made. We include CAC as a key metric when analyzing revenue growth (rather than as a key metric within margin expansion) as we do not intend to lower our CAC over future periods. Instead, as we improve customer acquisition efficiency, we intend to increase spending on direct marketing to acquire a broader customer base to drive further revenue growth.

➢

Stable credit quality.    Since the time they were managing our legacy US products, our management team has maintained stable credit quality across the loan portfolio they were managing, including during the recent financial crisis. See “Business—Advanced Analytics and Risk Management—History of stable credit quality through the economic downturn.” Additionally, in the periods covered in this MD&A, we have continued to maintain stable credit quality. The credit quality metrics we monitor

Management’s discussion and analysis of financial condition and results of operations include net charge-offs as a percentage of revenues, the combined loan loss reserve as a percentage of outstanding combined loans, total provision for loan losses as a percentage of revenues and the percentage of past due combined loans receivable – principal.

➢	Margin expansion. We expect that our operating margins will continue to expand over the near term as we lower our direct marketing costs and operating expense as a percentage of revenues while continuing to maintain our stable credit quality levels. Over the next several years, as we continue to scale our loan portfolio, we anticipate that our direct marketing costs primarily associated with new customer acquisitions will decline to approximately 10% of revenues and our operating expenses will decline to approximately 20% of revenues. We aim to manage our business to achieve a long-term operating margin of 20%, and do not expect our operating margin to increase beyond that level, as we intend to pass on any improvements over our targeted margins to our customers in the form of lower APRs. We believe this is a critical component of our responsible lending platform and over time will also help us continue to attract new customers and retain existing customers.

KEY FINANCIAL AND OPERATING METRICS

As discussed above, we regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and in making strategic decisions.

Certain of our metrics are non-GAAP financial measures. We believe that such metrics are useful in period-to-period comparisons of our core business. However, non-GAAP financial measures are not an alternative to any measure of financial performance calculated and presented in accordance with GAAP. See “—Non-GAAP Financial Measures” for a reconciliation of our non-GAAP metrics to GAAP.

Revenue growth

	As of and for the years ended December 31,
Revenue growth metrics (dollars in thousands, except as noted)	2016	2015
Revenues	$580,441	$434,006
Period-over-period revenue growth	34%	59%
Ending combined loans receivable – principal(1)	481,210	356,069
Average combined loans receivable – principal(1)(2)	395,216	250,058
Total combined loans originated – principal	1,078,180	783,627
Average customer loan balance (in dollars)(3)	1,664	1,598
Number of new customer loans	277,601	238,238
Number of loans outstanding	289,193	222,723
Customer acquisition costs (in dollars)	235	256
Effective APR of combined loan portfolio	146%	173%

(1)	Combined loans receivable is defined as loans owned by the Company plus loans originated and owned by third-party lenders pursuant to our CSO programs. See “—Non-GAAP financial measures” for more information and for a reconciliation of Combined loans receivable to loans receivable, net, the most directly comparable financial measure calculated in accordance with GAAP.
(2)	Average combined loans receivable – principal is calculated using an average of daily principal balances.
(3)	Average customer loan balance is a weighted average of all three products and is calculated for each product by dividing the ending combined loans receivable – principal by the number of loans outstanding at period end.

Revenues.    Our revenues are composed of finance charges, CSO acquisition fees (which are fees we receive from customers who obtain a loan through the CSO program for the credit services, including the

Management’s discussion and analysis of financial condition and results of operations loan guaranty, we provide) and non-sufficient funds fees (which were discontinued at the beginning of the fourth quarter of 2015) on Rise installment loans, finance charges on Sunny installment loans and revenues earned on the Elastic lines of credit. See “—Components of our Results of Operations—Revenues.”

Ending and average combined loans receivable – principal.    We calculate the average combined loans receivable – principal by taking a simple daily average of the ending combined loans receivable – principal for each period. Key metrics that drive the ending and average combined loans receivable – principal include the amount of loans originated in a period and the average customer loan balance. All loan balance metrics include only the 90% participation in the related Elastic line of credit advances (we exclude the 10% held by Republic Bank), but include the full loan balances on CSO loans, which are not presented on our balance sheet.

Total combined loans originated – principal.    The amount of loans originated in a period is driven primarily by loans to new customers as well as new loans to prior customers, including refinancings of existing loans to customers in good standing.

Average customer loan balance and effective APR of combined loan portfolio.    The average loan amount and its related APR are based on the product and the underlying credit quality of the customer. Generally, better credit quality customers are offered higher loan amounts at lower APRs. Additionally, new customers have more potential risk of loss than prior or existing customers due to lack of payment history and the potential for fraud. As a result, newer customers typically will have lower loan amounts and higher APRs to compensate for that additional risk of loss. The effective APR is calculated based on the actual amount of finance charges generated from a customer loan divided by the average outstanding balance for the loan, and can be lower than the stated APR on the loan due to waived finance charges and other reasons. For example, a Rise customer may receive a $2,000 installment loan with a term of 24 months and a stated rate of 180%. In this example, the customer’s monthly installment loan payment would be $310.86. As the customer can prepay the loan balance at any time with no additional fees or early payment penalty, the customer pays the loan in full in month eight. The customer’s loan earns interest of $2,337.81 over the eight month period and has an average outstanding balance of $1,948.17. The effective APR for this loan is 180% over the eight month period calculated as follows:

($2,337.81 interest earned / $1,948.17 average balance outstanding) x 12 months per year = 180%
8 months

In addition, as an example for Elastic, if a customer makes a $2,500 draw on the customer’s line of credit and this draw required bi-weekly minimum payments of 5% (equivalent to 20 bi-weekly payments), and if all minimum payments are made, the draw would earn finance charges of $1,148. The effective APR for the line of credit in this example is 109% over the payment period and is calculated as follows:

($1,148.00 fees earned / $1,369.05 average balance outstanding) x 26 bi-weekly periods per year = 109%
20 payments

The actual amount of revenue we realize on a loan portfolio is also impacted by the amount of prepayments and charged-off customer loans in the portfolio. For a single loan, on average, we typically expect to realize approximately 60% of the revenues that we would otherwise realize if the loan were to fully amortize at the stated APR. From the Rise example above, if we waived $400 of interest for this customer, the effective APR for this loan would decrease to 149%.

Number of new customer loans.    We define a new customer loan as the first loan made to a customer for each of our products (so a customer receiving a Rise installment loan and then at a later date taking

Management’s discussion and analysis of financial condition and results of operations their first cash advance on an Elastic line of credit would be counted twice). The number of new customer loans is subject to seasonal fluctuations. New customer acquisition is typically slowest during the first six months of each calendar year, primarily in the first quarter, compared to the latter half of the year, as our existing and prospective US customers usually receive tax refunds during this period and, thus, have less of a need for loans from us. Further, many US customers will use their tax refunds to prepay all or a portion of their loan balance during this period, so our overall loan portfolio typically decreases during the first quarter of the calendar year. Overall loan portfolio growth and the number of new customer loans tends to accelerate during the summer months (typically June and July), at the beginning of the school year (typically late August to early September) and during the winter holidays (typically late November to early December).

Customer acquisition costs.    A key expense metric we monitor related to loan growth is our CAC. This metric is the amount of direct marketing costs incurred during a period divided by the number of new customer loans originated during that same period. New loans to former customers are not included in our calculation of CAC (except to the extent they receive a loan through a different product) as we believe we incur no material direct marketing costs to make additional loans to a prior customer through the same product.

Recent trends.    Our revenues for the year ended December 31, 2016 totaled $580.4 million, up 34% from the year ended December 31, 2015. The growth in revenues during 2016 as compared with the growth experienced in 2015 was driven by a 58% increase in our average combined loan balance as we continued to expand our customer base. The number of customer loans outstanding at December 31, 2016 increased 30% over the prior year amount. We were able to continue to grow our customer base while maintaining a CAC that was at the low end of our historical range of $230 to $300. Additionally, the average customer loan balance increased 4% from the prior period, totaling approximately $1,664. We expect this trend in average customer loan balance to continue as our loan portfolio continues to grow and mature with more existing and repeat customers. The growth in loan balances drove the increase in revenues for the year ended December 31, 2016, offset in part by a decrease in the average APR on the loan portfolio, which declined to 146% during the year ended December 31, 2016 from 173% during the year ended December 31, 2015. This decrease in the average APR resulted primarily from a shift in the mix of our loan portfolio. Elastic, which has grown significantly in volume and as a proportion of our portfolio since 2015, has an average effective APR of approximately 91% during the year ended December 31, 2016 compared to Rise, which has an average APR of approximately 156% during the same period, contributing to the overall reduction in the consolidated APR. Additionally, as the loan portfolios for Rise and Sunny installment loans continue to mature, their respective average APR will also continue to drop. See “Risk factors—Risks Related to Our Business and Industry—Our recent growth rate may not be indicative of our ability to continue to grow, if at all, in the future.”

Management’s discussion and analysis of financial condition and results of operations

Credit quality

	As of and for the years ended December 31,
Credit quality metrics (dollars in thousands)	2016	2015
Net charge-offs(1)	$299,700	$214,795
Additional provision for loan losses(1)	18,121	17,855

Provision for loan losses	$317,821	$232,650

Past due combined loans receivable – principal as a percentage of combined loans receivable – principal(2)	14%	12%
Net charge-offs as a percentage of revenues(1)	52%	49%
Total provision for loan losses as a percentage of revenues	55%	54%
Combined loan loss reserve(3)	$82,376	$65,784
Combined loan loss reserve as a percentage of combined loans receivable(3)	16%	17%

(1)	Net charge-offs and additional provision for loan losses are not financial measures prepared in accordance with GAAP. Net charge-offs include the amount of principal and accrued interest on loans that are more than 60 days past due, or sooner if we receive notice that the loan will not be collected, such as a bankruptcy notice or identified fraud, offset by any recoveries. Additional provision for loan losses is the amount of provision for loan losses needed for a particular period to adjust the combined loan loss reserve to the appropriate level in accordance with our underlying loan loss reserve methodology. See “—Non-GAAP Financial Measures” for more information and for a reconciliation to provision for loan losses, the most directly comparable financial measure calculated in accordance with GAAP.
(2)	Combined loans receivable is defined as loans owned by the Company plus loans originated and owned by third-party lenders. See “—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loans receivable to loans receivable, net, the most directly comparable financial measure calculated in accordance with GAAP.
(3)	Combined loan loss reserve is defined as the loan loss reserve for loans originated and owned by the Company plus the loan loss reserve for loans owned by third-party lenders and guaranteed by the Company. See “—Non-GAAP Financial Measures” for more information and for a reconciliation of Combined loan loss reserve to allowance for loan losses, the most directly comparable financial measure calculated in accordance with GAAP.

In reviewing the credit quality of our loan portfolio, we break out our total provision for loan losses that is presented on our income statement under GAAP into two separate items—net charge-offs and additional provision for loan losses. Net charge-offs are indicative of the credit quality of our underlying portfolio, while additional provision for loan losses is subject to more fluctuation based on loan portfolio growth and the effect of normal seasonality on our business. The additional provision for loan losses is the amount needed to adjust the combined loan loss reserve to the appropriate amount at the end of each month based on our loan loss reserve methodology.

Net charge-offs.    Net charge-offs comprise gross charge-offs offset by recoveries on prior charge-offs. Gross charge-offs include the amount of principal and accrued interest on loans that are more than 60 days past due, or sooner if we receive notice that the loan will not be collected, such as a bankruptcy notice or identified fraud. Any payments received on loans that have been charged off are recorded as recoveries and reduce the amount of gross charge-offs. Recoveries are typically less than 10% of the amount charged off, and thus, we do not view recoveries as a key credit quality metric. Historically, we have generally incurred net charge-offs as a percentage of revenues of between 42% and 52% over the past four years.

Net charge-offs as a percentage of revenues can vary based on several factors, such as whether or not we experience significant growth or lower the APR of our products. Additionally, although a more seasoned portfolio will typically result in lower net charge-offs as a percentage of revenues, we do not intend to drive down this ratio significantly below our historical ratios and would instead seek to offer our existing products to a broader new customer base to drive additional revenues.

Management’s discussion and analysis of financial condition and results of operations

Additional provision for loan losses.    Additional provision for loan losses is the amount of provision for loan losses needed for a particular period to adjust the combined loan loss reserve to the appropriate level in accordance with our underlying loan loss reserve methodology.

Additional provision for loan losses relates to an increase in future inherent losses in the loan portfolio as determined by our loan loss reserve methodology. This increase could be due to a combination of factors such as an increase in the size of the loan portfolio or a worsening of credit quality or increase in past due loans. It is also possible for the additional provision for loan losses for a period to be a negative amount, which would reduce the amount of the combined loan loss reserve needed (due to a decrease in the loan portfolio or improvement in credit quality). The amount of additional provision for loan losses is seasonal in nature, mirroring the seasonality of our new customer acquisition and overall loan portfolio growth, as discussed above. The combined loan loss reserve typically decreases during the first quarter or first half of the calendar year due to a decrease in the loan portfolio from year end. Then, as the rate of growth for the loan portfolio starts to increase during the second half of the year, additional provision for loan losses is typically needed to increase the reserve for future losses associated with the loan growth. Because of this, our provision for loan losses can vary significantly throughout the year without a significant change in the credit quality of our portfolio.

The following provides an example of the application of our loan loss reserve methodology and the break out of the provision for loan losses between the portion associated with replenishing the reserve due to net charge-offs and the amount related to the additional provision for loan losses. If the beginning combined loan loss reserve were $25 million, and we incurred $10 million of net charge-offs during the period and the ending combined loan loss reserve needed to be $30 million according to our loan loss reserve methodology, our total provision for loan losses would be $15 million, comprising $10 million in net charge-offs (provision needed to replenish the combined loan loss reserve) plus $5 million of additional provision related to an increase in future inherent losses in the loan portfolio identified by our loan loss reserve methodology.

Example (dollars in thousands)
Beginning combined loan loss reserve		$25,000
Less: Net charge-offs		(10,000)
Provision for loan losses:
Provision for net charge-offs	$10,000
Additional provision for loan losses	5,000

Total provision for loan losses		15,000

Ending combined loan loss reserve balance		$30,000

Loan loss reserve methodology.    Our loan loss reserve methodology is calculated separately for each product and, in the case of Rise (for non-CSO and CSO program loans), is calculated separately based on the state in which each customer resides to account for varying state license requirements that affect the amount of the loan offered, repayment terms and other factors. For each product, loss factors are calculated based on the delinquency status of customer loan balances: current, 1 to 30 days past due or 31 to 60 days past due. These loss factors for loans in each delinquency status are based on average historical loss rates by product (or state) associated with each of these three delinquency categories. Hence, another key credit quality metric we monitor is the percentage of past due combined loans receivable – principal, as an increase in past due loans will cause an increase in our combined loan loss reserve and related additional provision for loan losses to increase the reserve. For customers that are not past due, we further stratify these loans into loss rates by payment number, as a new customer that is about to make a first loan payment has a significantly higher risk of loss than a customer who has

Management’s discussion and analysis of financial condition and results of operations successfully made ten payments on an existing loan with us. Based on this methodology, we have historically seen our combined loan loss reserve as a percentage of combined loans receivable fluctuate between approximately 16% and 24% depending on the overall mix of new, former and past due customer loans.

Recent trends.    For the year ended December 31, 2016, net charge-offs as a percentage of revenues was 52%. In balancing the growth, mix and credit quality of our loan portfolio, we aim to manage this ratio between 45% and 55% on an annual basis. Our historical annual range of net charge-offs as a percentage of revenues is from 42% to 52% over the past four years. Additional provision for loan losses for the year ended December 31, 2016 totaled $18.1 million, remaining relatively flat compared to $17.9 million during the year ended December 31, 2015.

The combined loan loss reserve as a percentage of combined loans receivable totaled 16% as of December 31, 2016. The loan loss reserve as a percentage of combined loans receivable was down from 17% for the year ended December 31, 2015 due to continued growth in the balance of Elastic lines of credit receivable during 2016, which has a lower loan loss reserve percentage compared to our other two products as well as improvements in credit quality and the maturation of our loan portfolio.

Management’s discussion and analysis of financial condition and results of operations

Additionally, we also look at principal loan charge-offs (including both credit and fraud losses) by vintage as a percentage of combined principal-originated. As the below table shows, our cumulative principal loan charge-offs for each annual vintage since the 2013 vintage are generally under 30% and continue to generally trend within our 25% to 30% targeted range.

*	The 2016 vintage is not yet fully mature from a loss perspective — we expect cumulative losses to perform in the historical 25-30% range.

Management’s discussion and analysis of financial condition and results of operations

Margins

	For the years ended December 31,
Margin metrics (dollars in thousands)	2016	2015
Revenues	$580,441	$434,006
Net charge-offs(1)	(299,700)	(214,795)
Additional provision for loan losses(1)	(18,121)	(17,855)
Direct marketing costs	(65,190)	(61,032)
Other cost of sales	(17,433)	(15,197)

Gross profit	179,997	125,127
Operating expenses	(132,193)	(116,160)

Operating income (loss)	$47,804	$8,967

As a percentage of revenues:
Net charge-offs	52%	49%
Additional provision for loan losses	3	4
Direct marketing costs	11	14
Other cost of sales	3	4

Gross margin	31	29
Operating expenses	23	27

Operating margin	8%	2%

(1)	Non-GAAP measure. See “—Non-GAAP Financial Measures—Net charge-offs and additional provision for loan losses.”

Gross margin is calculated as revenues minus cost of sales, or gross profit, expressed as a percentage of revenues, and operating margin is calculated as operating income (loss) expressed as a percentage of revenues. We expect our margins to increase as we continue to scale our business, with direct marketing costs and operating expenses decreasing to approximately 10% and 20% of revenues, respectively.

Recent operating margin trends.    For the year ended December 31, 2016 our operating margin was 8%, which was higher than the 2% for the full year 2015. This improvement was due to a decline in both direct marketing costs and operating expenses as a percentage of revenues. Direct marketing costs declined to 11% of revenues for the year ended December 31, 2016 compared to 14% of revenues for the year ended December 31, 2015 due to continued scaling of the business. Direct marketing expense increased slightly year-over-year as the number of new customer loans was up 17% for 2016 compared to 2015, partially offset by the CAC decreasing from $256 to $235 for the year ended December 31, 2016. Additionally, although operating expenses were up $16.0 million for 2016 as compared to the prior year, operating expenses as a percentage of revenue declined to 23%, down from 27%. As we continue to further scale our business, we believe our direct marketing costs as a percentage of revenues will continue to decrease to approximately 10% of revenues and operating expenses as a percentage of revenues should continue to decline to approximately 20% of revenues.

NON-GAAP FINANCIAL MEASURES

We believe that the inclusion of the following non-GAAP financial measures in this prospectus can provide a useful measure for period-to-period comparisons of our core business and useful information

Management’s discussion and analysis of financial condition and results of operations to investors and others in understanding and evaluating our operating results. However, non-GAAP financial measures are not a measure calculated in accordance with United States generally accepted accounting principles, or GAAP, and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently than we do.

Adjusted EBITDA

Adjusted EBITDA represents our net income (loss), adjusted to exclude:

➢	Net interest expense, primarily associated with notes payable under the VPC Facility and ESPV Facility used to fund our loans;

➢	Foreign currency gains and losses associated with our UK operations;

➢	Depreciation and amortization expense on fixed assets and intangible assets;

➢	Stock-based compensation;

➢	Adjustments to contingent considerations payable related to companies previously acquired prior to the Spin-Off; and

➢	Income taxes.

Management believes that Adjusted EBITDA is a useful supplemental measure in analyzing the operating performance of the business and provides greater transparency into the results of operations of our core business.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

➢	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect expected cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

➢	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

➢	Adjusted EBITDA does not reflect interest associated with notes payable used for funding our customer loans, for other corporate purposes or tax payments that may represent a reduction in cash available to us.

Management’s discussion and analysis of financial condition and results of operations

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	For the years ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(22,373)	$(19,911)
Adjustments:
Net interest expense	64,277	36,674
Foreign currency transaction losses	8,809	2,385
Depreciation and amortization	10,906	8,898
Stock-based compensation	1,707	847
Non-operating expense (income)	43	(5,523)
Income tax benefit	(2,952)	(4,658)

Adjusted EBITDA	$60,417	$18,712

Free cash flow

Free cash flow, or “FCF,” represents our net cash from operating activities, adjusted to include:

➢	Net charge-offs – combined principal loans; and

➢	Capital expenditures.

The following table presents a reconciliation of net cash provided by operating activities to FCF for each of the periods indicated:

	For the years ended December 31,
(dollars in thousands)	2016	2015
Net cash provided by operating activities(1)	$247,949	$128,432
Adjustments:
Net charge-offs – combined principal loans	(220,390)	(150,091)
Capital expenditures	(8,313)	(9,272)

FCF	$19,246	$(30,931)

(1)	Net cash provided by operating activities includes net charge-offs – combined finance charges.

Net charge-offs and additional provision for loan losses

We break out our total provision for loan losses into two separate items—first, the amount related to net charge-offs, and second, the additional provision for loan losses needed to adjust the combined loan loss reserve to the appropriate amount at the end of each month based on our loan loss provision methodology. We believe this presentation provides more detail related to the components of our total provision for loan losses when analyzing the gross margin of our business.

Net charge-offs.    Net charge-offs comprise gross charge-offs offset by recoveries on prior charge-offs. Gross charge-offs include the amount of principal and accrued interest on loans that are more than 60 days past due, or sooner if we receive notice that the loan will not be collected, such as a bankruptcy notice or identified fraud. Any payments received on loans that have been charged off are recorded as recoveries and reduce the amount of gross charge-offs.

Management’s discussion and analysis of financial condition and results of operations

Additional provision for loan losses.    Additional provision for loan losses is the amount of provision for loan losses needed for a particular period to adjust the combined loan loss reserve to the appropriate level in accordance with our underlying loan loss reserve methodology.

	For the years ended December 31,
(dollars in thousands)	2016	2015
Net charge-offs	$299,700	$214,795
Additional provision for loan losses	18,121	17,855

Provision for loan losses	$317,821	$232,650

Combined loan information

The information presented in the tables below on a combined basis are non-GAAP measures based on a combined portfolio of loans, which includes the total amount of outstanding loans receivable that we own and that are on our balance sheet plus outstanding loans receivable originated and owned by third parties that we guarantee pursuant to CSO programs in which we participate. See “—Basis of Presentation and Critical Accounting Policies—Allowance and liability for estimated losses on consumer loans” and “—Basis of Presentation and Critical Accounting Policies—Liability for estimated losses on credit service organization loans.”

We believe these non-GAAP measures provide investors with important information needed to evaluate the magnitude of potential loan losses and the opportunity for revenue performance of the combined loan portfolio on an aggregate basis. We also believe that the comparison of the combined amounts from period to period is more meaningful than comparing only the amounts reflected on our balance sheet since both revenues and cost of sales as reflected in our financial statements are impacted by the aggregate amount of loans we own and those CSO loans we guarantee.

Our use of total combined loans and fees receivable has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

➢	Rise CSO loans are originated and owned by a third party lender; and

➢	Rise CSO loans are funded by a third party lender and are not part of the VPC Facility.

As of each of the period ends indicated, the following table presents a reconciliation of:

➢	Loans receivable, net, Company owned (which reconciles to our consolidated balance sheets included elsewhere in this prospectus);

➢	Loans receivable, net, guaranteed by the Company (as disclosed in Note 1 of our consolidated financial statements included elsewhere in this prospectus);

➢	Combined loans receivable (which we use as a non-GAAP measure); and

➢	Combined loan loss reserve (which we use as a non-GAAP measure).

Management’s discussion and analysis of financial condition and results of operations

	2015				2016
(dollars in thousands)	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Company Owned Loans:

Loans receivable – principal, current, company owned	$131,238	$182,007	$232,445	$271,415	$254,607	$293,375	$349,989	$381,120
Loans receivable – principal, past due, company owned	23,285	26,250	39,317	40,695	35,407	42,659	60,417	63,364

Loans receivable – principal, total, company owned	154,523	208,257	271,762	312,110	290,014	336,034	410,406	444,484
Loans receivable – finance charges, company owned	11,925	13,830	18,932	21,869	19,045	20,093	22,745	25,629

Loans receivable – company owned	166,448	222,087	290,694	333,979	309,059	356,127	433,151	470,114
Allowance for loan losses on loans receivable, company owned	(38,747)	(49,307)	(60,409)	(59,771)	(51,296)	(54,873)	(73,019)	(77,451)

Loans receivable, net, company owned	$127,701	$172,780	$230,285	$274,208	$257,763	$301,254	$360,132	$392,663

Third Party Loans Guaranteed by the Company:
Loans receivable – principal, current, guaranteed by company	$20,555	$23,769	$29,193	$40,696	$28,556	$34,748	$35,173	$33,637
Loans receivable – principal, past due, guaranteed by company	1,580	2,230	3,131	3,263	2,112	2,911	2,680	3,089

Loans receivable – principal, total, guaranteed by company(1)	22,135	25,999	32,324	43,959	30,668	37,659	37,853	36,726
Loans receivable – finance charges, guaranteed by company(2)	30	110	147	128	1,541	1,626	3,129	3,772

Loans receivable – guaranteed by company	22,165	26,109	32,471	44,087	32,209	39,285	40,982	40,498
Liability for losses on loans receivable, guaranteed by company	(2,971)	(4,783)	(5,602)	(6,013)	(4,296)	(7,124)	(5,866)	(4,925)

Loans receivable, net, guaranteed by company(3)	$19,194	$21,326	$26,869	$38,074	$27,913	$32,161	$35,116	$35,573

Combined Loans Receivable(3):
Combined loans receivable – principal, current	$151,793	$205,776	$261,638	$312,111	$283,163	$328,123	$385,162	$414,757
Combined loans receivable – principal, past due	24,865	28,480	42,448	43,958	37,519	45,570	63,097	66,453

Combined loans receivable – principal	176,658	234,256	304,086	356,069	320,682	373,693	448,259	481,210
Combined loans receivable – finance charges	11,955	13,940	19,079	21,997	20,586	21,719	25,874	29,401

Combined loans receivable	$188,613	$248,196	$323,165	$378,066	$341,268	$395,412	$474,133	$510,611

Combined Loan Loss Reserve(3):
Allowance for loan losses on loans receivable, company owned	$(38,747)	$(49,307)	$(60,409)	$(59,771)	$(51,296)	$(54,873)	$(73,019)	$(77,451)
Liability for losses on loans receivable, guaranteed by company	(2,971)	(4,783)	(5,602)	(6,013)	(4,296)	(7,124)	(5,866)	(4,925)

Combined loan loss reserve	$(41,718)	$(54,090)	$(66,011)	$(65,784)	$(55,592)	$(61,997)	$(78,885)	$(82,376)

Combined loans receivable – principal, past due(3)	$24,865	$28,480	$42,448	$43,958	$37,519	$44,736	$61,451	$63,893
Combined loans receivable – principal(3)	176,658	234,256	304,086	356,069	320,682	373,693	448,259	481,210
Percentage past due	14%	12%	14%	12%	12%	12%	14%	14%

Combined loan loss reserve(3)	$(41,718)	$(54,090)	$(66,011)	$(65,784)	$(55,592)	$(61,997)	$(78,885)	$(82,376)
Combined loans receivable(3)	188,613	248,196	323,165	378,066	341,268	395,412	474,133	510,611
Combined loan loss reserve as a percentage of combined loans receivable(3)(4)	22%	22%	20%	17%	16%	16%	17%	16%
Allowance for loan losses as a percentage of loans receivable – company owned	23%	22%	21%	18%	17%	15%	17%	16%

Management’s discussion and analysis of financial condition and results of operations

(1)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(2)	Represents finance charges earned by third-party lenders through the CSO programs, which are not included in our financial statements.
(3)	Non-GAAP measure.
(4)	Combined loan loss reserve as a percentage of combined loans receivable is determined using period-end balances.

COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues are composed of finance charges, CSO acquisition fees and non-sufficient funds fees on Rise installment loans (which were discontinued in the fourth quarter of 2015), finance charges on Sunny installment loans, cash advance fees attributable to the participation in Elastic lines of credit that we consolidate and marketing and licensing fees received from the originating lender related to the Elastic product. See “—Overview” above for further information on the structure of Elastic.

Cost of sales

Provision for loan losses.    Provision for loan losses consists of amounts charged against income during the period related to net charge-offs and the additional provision for loan losses needed to adjust the loan loss reserve to the appropriate amount at the end of each month based on our loan loss methodology.

Direct marketing costs.    Direct marketing costs consist of online marketing costs such as sponsored search and advertising on social networking sites, and other marketing costs such as purchased television and radio air time and direct mail print advertising. In addition, direct marketing cost includes affiliate costs paid to marketers in exchange for referrals of potential customers. All direct marketing costs are expensed as incurred.

Other cost of sales.    Other cost of sales includes data verification costs associated with the underwriting of potential customers and automated clearinghouse, or “ACH,” transaction costs associated with customer loan funding and payments.

Operating expenses

Operating expenses consist of compensation and benefits, professional services, selling and marketing, occupancy and equipment, depreciation and amortization as well as other miscellaneous expenses. For 2015 and 2016, all operating expenses are based on actual operating expenses incurred by us.

Compensation and benefits.    Salaries and personnel-related costs, including benefits, bonuses and stock-based compensation expense, comprise a majority of our operating expenses and these costs are driven by our number of employees.

Professional services.    These operating expenses include costs associated with legal, accounting and auditing, recruiting and outsourced customer support and collections.

Selling and marketing.    Selling and marketing costs include costs associated with the use of agencies that perform creative services and monitor and measure the performance of the various marketing channels. Selling and marketing costs also include the production costs associated with media advertisements that are expensed as incurred over the licensing or production period. These expenses do not include direct marketing costs incurred to acquire customers, which comprises CAC.

Management’s discussion and analysis of financial condition and results of operations

Occupancy and equipment.    Occupancy and equipment includes rent expense on our leased facilities, as well as telephony and web hosting expenses.

Depreciation and amortization.    We capitalize all acquisitions of property and equipment of $500 or greater as well as certain software development costs. Costs incurred in the preliminary stages of software development are expensed. Costs incurred thereafter, including external direct costs of materials and services as well as payroll and payroll-related costs, are capitalized. Post-development costs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Other income (expense)

Net interest expense.    Net interest expense primarily includes the interest expense associated with the VPC Facility that funds the Rise and Sunny installment loans, and after July 1, 2015, the interest expense associated with the ESPV Facility related to the Elastic lines of credit and related Elastic SPV entity.

Foreign currency transaction gain (loss).    We incur foreign currency transaction gains and losses related to activities associated with our UK entity, Elevate Credit International, Ltd., primarily with regard to the VPC Facility used to fund Sunny installment loans.

Non-operating income.    Non-operating income primarily includes gains and losses on adjustments to contingent consideration liabilities related to acquisitions associated with the Elastic product.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth our consolidated statements of operations data for each of the periods indicated.

	For the years ended December 31,
Consolidated statements of operations data (dollars in thousands)	2016	2015
Revenues	$580,441	$434,006
Cost of sales:
Provision for loan losses	317,821	232,650
Direct marketing costs	65,190	61,032
Other cost of sales	17,433	15,197

Total cost of sales	400,444	308,879

Gross profit	179,997	125,127

Operating expenses:
Compensation and benefits	65,657	60,568
Professional services	30,659	25,134
Selling and marketing	9,684	7,567
Occupancy and equipment	11,475	9,690
Depreciation and amortization	10,906	8,898
Other	3,812	4,303

Total operating expenses	132,193	116,160

Operating income	47,804	8,967

Other income (expense):
Net interest expense	(64,277)	(36,674)
Foreign currency transaction loss	(8,809)	(2,385)
Non-operating income (expense)	(43)	5,523

Total other expense	(73,129)	(33,536)

Loss before taxes	(25,325)	(24,569)
Income tax benefit	(2,952)	(4,658)

Net loss	$(22,373)	$(19,911)

Management’s discussion and analysis of financial condition and results of operations

	For the years ended December 31,
As a percentage of revenues	2016	2015
Cost of sales:
Provision for loan losses	55%	54%
Direct marketing costs	11	14
Other cost of sales	3	4

Total cost of sales	69	71

Gross profit	31	29

Operating expenses:
Compensation and benefits	11	14
Professional services	5	6
Selling and marketing	2	2
Occupancy and equipment	2	2
Depreciation and amortization	2	2
Other	1	1

Total operating expenses	23	27

Operating income	8	2

Other income (expense):
Net interest expense	(11)	(8)
Foreign currency transaction loss	(2)	(1)
Non-operating income (expense)	—	1

Total other expense	(13)	(8)

Loss before taxes	(4)	(6)
Income tax benefit	(1)	(1)

Net loss	(4)%	(5)%

Comparison of years ended December 31, 2016 and 2015

Revenues

	Years ended December 31,				Period-to-period change
	2016		2015
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Finance charges	$578,417	100%	$432,385	100%	$146,032	34%
Other	2,024	—%	1,621	—%	403	25%

Revenues	$580,441	100%	$434,006	100%	$146,435	34%

Revenues increased by $146.4 million, or 34%, from $434.0 million for the year ended December 31, 2015 to $580.4 million for the year ended December 31, 2016. This growth in revenues was primarily attributable to increased finance charges driven by growth in our average loan balances, partially offset by a decrease in our overall APR, as illustrated in the tables below. Over time, we expect our average customer loan balance to continue to increase and the related overall effective APR of our loan portfolio to decrease as our loan portfolio continues to grow and mature with more existing and repeat customers who pay lower interest rates over time.

Management’s discussion and analysis of financial condition and results of operations

The below tables break out this change in finance charges (including CSO acquisition fees and cash advance fees) by product:

	Year ended December 31, 2016
(dollars in thousands)	US Installment (1)	US Line of Credit	Total Domestic	UK	Total
Average combined loans receivable – principal(2)	$244,201	$109,892	$354,093	$41,711	$395,804
Effective APR	156%	91%	136%	230%	146%
Finance charges	$382,163	$100,276	$482,439	$95,978	$578,417
Other	572	1,451	2,023	1	2,024

Total revenue	$382,735	$101,727	$484,462	$95,979	$580,441

	Year ended December 31, 2015
(dollars in thousands)	US Installment (1)	US Line of Credit	Total Domestic	UK	Total
Average combined loans receivable – principal(2)	$190,950	$27,158	$218,108	$31,950	$250,058
Effective APR	172%	87%	161%	252%	173%
Finance charges	$328,213	$23,681	$351,894	$80,491	$432,385
Other	929	688	1,617	4	1,621

Total revenue	$329,142	$24,369	$353,511	$80,495	$434,006

(1)	Includes loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(2)	Average combined loans receivable – principal is calculated using daily principal balances.

During the year ended December 31, 2016, our average combined loans receivable – principal increased $145.7 million as we continued to market our Rise, Elastic and Sunny products in the US and UK. As a result of the increased average combined loans receivable – principal, finance charges increased $146.0 million during the year ended December 31, 2016 compared to a year earlier. This increase was partially offset by a decrease in our average APR, in particular for Rise. The overall annual APR of Rise dropped to 156% for the year ended December 31, 2016 compared to 172% for the year ended December 31, 2015 primarily due to our existing Rise customers continuing to receive lower rates. The APR of Sunny may also decrease over time as the portfolio matures and more existing customers receive lower rates on their loans.

Cost of sales

	Years ended December 31,				Period-to-period change
	2016		2015
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Cost of sales:
Provision for loan losses	$317,821	55%	$232,650	54%	$85,171	37%
Direct marketing costs	65,190	11	61,032	14	4,158	7
Other cost of sales	17,433	3	15,197	4	2,236	15

Total cost of sales	$400,444	69%	$308,879	71%	$91,565	30%

Provision for loan losses.    Provision for loan losses increased by $85.2 million, or 37%, from $232.7 million for the year ended December 31, 2015 to $317.8 million for the year ended December 31, 2016 due to an increase in the overall loan portfolio. The provision for loan losses increase reflected an $84.9 million increase in net charge-offs combined with a $0.3 million increase in additional loss provisions.

Management’s discussion and analysis of financial condition and results of operations

The tables below break out these changes by loan product:

(dollars in thousands)	Year ended December 31, 2016
	US Installment(1)	US Line of credit(2)	Total domestic	UK(3)	Total
Combined loan loss reserve(4):
Beginning balance	$46,635	$10,016	$56,651	$9,133	$65,784
Net charge-offs	(214,328)	(49,089)	(263,417)	(36,283)	(299,700)
Provision for loan losses	221,029	58,462	279,491	38,330	317,821
Effect of foreign currency	—	—	—	(1,529)	(1,529)

Ending balance	$53,336	$19,389	$72,725	$9,651	$82,376

Total combined loans receivable(4)(5)	$289,347	$174,574	$463,921	$46,690	$510,611

Combined loan loss reserve as a percentage of ending combined loans receivable	18%	11%	16%	21%	16%
Net charge-offs as a percentage of revenues	56%	48%	54%	38%	52%
Provision for loan losses as a percentage of revenues	58%	58%	58%	40%	55%

(dollars in thousands)	Year ended December 31, 2015
	US Installment(1)	US Line of credit(2)	Total domestic	UK(3)	Total
Combined loan loss reserve(4):
Beginning balance	$39,311	$38	$39,349	$9,142	$48,491
Net charge-offs	(179,527)	(9,844)	(189,371)	(25,424)	(214,795)
Provision for loan losses	186,851	19,822	206,673	25,977	232,650
Effect of foreign currency	—	—	—	(562)	(562)

Ending balance	$46,635	$10,016	$56,651	$9,133	$65,784

Total combined loans receivable(4)(5)	$259,825	$76,031	$335,856	$42,210	$378,066

Combined loan loss reserve as a percentage of ending combined loans receivable	18%	13%	17%	22%	17%
Net charge-offs as a percentage of revenues	55%	40%	54%	32%	49%
Provision for loan losses as a percentage of revenues	57%	81%	58%	32%	54%

(1)	Represents loan loss reserve attributable to Rise for the years ended December 31, 2016 and 2015.
(2)	Represents loan loss reserve attributable to Elastic for the years ended December 31, 2016 and 2015.
(3)	Represents loan loss reserve attributable to Sunny for the years ended December 31, 2016 and 2015.
(4)	Not a financial measure prepared in accordance with GAAP. See “—Non-GAAP Financial Measures” for more information and for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.
(5)	Includes loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.

Net charge-offs increased $84.9 million for the year ended December 31, 2016 versus the year ended December 31, 2015, primarily due to increases in all three products associated with growth in the respective loan portfolio during the year. Despite the large increase in absolute dollar amounts, overall

Management’s discussion and analysis of financial condition and results of operations net charge-offs as a percentage of revenues for the year ended December 31, 2016 was 52%, a slight increase from 49% for the comparable period in 2015 and within our managed range of 45% to 55% as discussed in “—Key Financial and Operating Metrics—Credit quality” above.

The combined loan loss reserve increased $16.6 million for the year ended December 31, 2016, as compared to a $17.3 million increase for the year ended December 31, 2015. This relatively smaller increase in the loan loss reserve was due to both more of the growth in the loan portfolio being driven by the Elastic line of credit product, which has a lower loan loss reserve requirement, and continued improvement in credit quality as the portfolio continues to mature. The combined loan loss reserve as a percentage of total combined loans receivable was 16% as of December 31, 2016, a slight decrease compared to 17% as of December 31, 2015.

Direct marketing costs.    Direct marketing costs increased by $4.2 million, or 7%, from $61.0 million for the year ended December 31, 2015 to $65.2 million for the year ended December 31, 2016 driven by an increase in the number of new customers acquired. For the year ended December 31, 2016, the number of new customers acquired increased to 277,601 compared to 238,238 during the year ended December 31, 2015. Despite the increase in direct marketing costs, CAC decreased $21, dropping to $235 from $256 a year earlier. Our targeted CAC is between $250 and $300 per customer on a consolidated basis.

Other cost of sales.    Other cost of sales increased by $2.2 million, or 15%, from $15.2 million for the year ended December 31, 2015 to $17.4 million for the year ended December 31, 2016 due to increased data verification, ACH transactions and other costs associated with growth in our loan portfolio.

Operating expenses

	Years ended December 31,				Period-to-period change
	2016		2015
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Operating expenses:
Compensation and benefits	$65,657	11%	$60,568	14%	$5,089	8%
Professional services	30,659	5	25,134	6	5,525	22
Selling and marketing	9,684	2	7,567	2	2,117	28
Occupancy and equipment	11,475	2	9,690	2	1,785	18
Depreciation and amortization	10,906	2	8,898	2	2,008	23
Other	3,812	1	4,303	—	(491)	(11)

Total operating expenses	$132,193	23%	$116,160	27%	$16,033	14%

Compensation and benefits.    Compensation and benefits increased by $5.1 million, or 8%, from $60.6 million for the year ended December 31, 2015 to $65.7 million for the year ended December 31, 2016 primarily due to an increase in the number of employees as we continue to scale our business.

Professional services.    Professional services increased by $5.5 million, or 22%, from $25.1 million for the year ended December 31, 2015 to $30.7 million for the year ended December 31, 2016 due to increased costs from customer service support costs due to the growth in the overall loan portfolio and an increase in contractor expense to accelerate key development projects.

Management’s discussion and analysis of financial condition and results of operations

Selling and marketing.    Selling and marketing increased by $2.1 million, or 28%, from $7.6 million for the year ended December 31, 2015 to $9.7 million for the year ended December 31, 2016 primarily due to increased creative agency costs associated with new TV commercials for advertising our Rise and Sunny installment loans.

Occupancy and equipment.     Occupancy and equipment increased by $1.8 million, or 18%, from $9.7 million for the year ended December 31, 2015 to $11.5 million for the year ended December 31, 2016 primarily due to increased licenses and rent expense needed to support an increased number of employees as we continue to scale our business.

Depreciation and amortization.    Depreciation and amortization increased by $2.0 million, or 23%, from $8.9 million for the year ended December 31, 2015 to $10.9 million for the year ended December 31, 2016 due primarily to increases in equipment and internally-developed software projects placed into service during 2015 and 2016.

Other expenses.    Other expenses decreased by $0.5 million, or 11%, from $4.3 million for the year ended December 31, 2015 to $3.8 million for the year ended December 31, 2016 due to decreased travel related expenses and other taxes.

Net interest expense

	Years ended December 31,				Period-to-period change
	2016		2015
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Net interest expense	$64,277	11%	$36,674	8%	$27,603	75%

Net interest expense increased $27.6 million, or 75%, during the year ended December 31, 2016 versus the year ended December 31, 2015 as we expanded the debt facility with our third party lender, VPC, increasing the maximum total borrowing amount under the VPC Facility in February 2016 to $345 million from $335 million and then increasing it again in June 2016 to $395 million. In addition, the total borrowing amount under the ESPV Facility was amended in July 2016, increasing the maximum borrowing amount to $150 million from $100 million. At December 31, 2015, we had $339.8 million in notes payable outstanding under these debt facilities, which increased to $495.3 million at December 31, 2016. The interest rates on these notes vary from 10% to 18%. As discussed in the “Use of proceeds” section, substantially all of the net proceeds from this offering will be used to repay a portion of the outstanding amount of debt under the VPC Facility, thus reducing future net interest expense.

Foreign currency transaction gain (loss)

During the year ended December 31, 2016, we incurred $8.8 million in foreign currency remeasurement losses, primarily related to the debt facility our UK entity, Elevate Credit International, Ltd., has with a third party lender, VPC, which is denominated in US dollars. The remeasurement loss for the year ended December 31, 2015 was $2.4 million. Additionally, we expect that upon completion of our initial public offering as contemplated by this prospectus, we will use a portion of the proceeds to pay down the $47.8 million outstanding as of December 31, 2016 on the UK term note under the VPC Facility.

Non-operating Income

For the year ended December 31, 2016, we incurred a non-operating loss of $43.0 thousand related to the derivative embedded in the Convertible Term Notes. For the year ended December 31, 2015, we

Management’s discussion and analysis of financial condition and results of operations realized non-operating income of $5.5 million. This income was realized in June 2015, when we entered into a consulting agreement with a related party whereby the related party agreed to release our $5.5 million contingent consideration payable to them, and, in exchange, we agreed to pay the related party a $300 thousand annual fee for the next five years for consulting services. See “Certain relationships and related party transactions—Transactions with RLJ Financial LLC.”

Income tax provision (benefit)

	Years ended December 31,				Period-to-period change
	2016		2015
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Income tax provision (benefit)	$(2,952)	(1)%	$(4,658)	(1)%	$1,706	37%

Our income tax benefit decreased $1.7 million, or 37%, from $4.7 million for the year ended December 31, 2015 to $3.0 million for the year ended December 31, 2016. Our US effective tax rates for the years ended December 31, 2016 and 2015 were 28% and 32%, respectively. Our US effective tax rates are different from the standard corporate federal income tax rate of 35% primarily due to our corporate state tax obligations in the states where we have lending activities and our permanent non-deductible items. Our UK operations have generated net operating losses which have a full valuation allowance provided due to the lack of sufficient objective evidence regarding the realizability of this asset. Therefore, no UK tax benefit has been recognized in the financial statements for the years ended December 31, 2016 and 2015.

Net loss

	Years ended December 31,				Period-to-period change
	2015		2014
(dollars in thousands)	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage
Net loss	$22,373	4%	$19,911	5%	$2,462	12%

Our net loss increased $2.5 million, or 12%, from $19.9 million for the year ended December 31, 2015 to $22.4 million for the year ended December 31, 2016. This increase was primarily due to an increase in net interest expense, as discussed above, in addition to increased operating expenses. These increases were partially offset by increased gross profit that resulted from our growing loan portfolio.

LIQUIDITY AND CAPITAL RESOURCES

We principally rely on our working capital, funds from third party lenders under the CSO programs and our credit facility with VPC to fund the loans we make to our customers.

Debt facilities

VPC Facility

On January 30, 2014, we entered into the VPC Facility in order to fund our Rise and Sunny products and provide working capital. Since originally entering into the VPC Facility, it has been amended several

Management’s discussion and analysis of financial condition and results of operations times to increase the maximum total borrowing amount available. On August 15, 2014, the original amount of $250 million was increased to $315 million, on May 20, 2015, to $335 million, on February 11, 2016, to $345 million, on June 30, 2016, to $395 million and on February 1, 2017 to $495 million.

The VPC Facility provided the following term notes as of December 31, 2016:

➢	US Term Note with a maximum borrowing amount of $250 million at a base rate (defined as the 3-month LIBOR rate) plus 15% for the outstanding balance up to $75 million, 14% for the outstanding balance greater than $75 million and up to $150 million, and 13% for the outstanding balance greater than $150 million used to fund the Rise loan portfolio.

As of February 1, 2017, the VPC Facility was amended to provide for the following:

•	A $100 million increase in the maximum borrowing on the US Term Note, from $250 million to $350 million.

•	Increased diversification within this portion of the facility—VPC committed to $40 million of the $100 million increase and two new lenders subsequently committed to $20 million apiece. In the event that an expected additional new lender does not commit to the remaining $20 million, VPC will increase its commitment by a corresponding amount.

•	The interest rate on the entire $350 million on the US Term Note, including existing amounts outstanding, was reduced to a base rate (defined as the greater of the 3-month LIBOR rate, or 1%) plus 11%. This reduction is expected to decrease interest expense on existing borrowings under the VPC Facility by approximately $6.4 million in 2017.

•	The maturity date for the US Term Note has been extended to February 1, 2021, excluding $75 million currently outstanding under the note which is subject to an August 13, 2018 maturity date. Based on conversations with our lender, we expect this amount will not be repaid but will instead be extended to a February 1, 2021 maturity date as well.

➢	UK Term Note with a maximum borrowing amount of $50 million at a base rate (defined as the 3-month LIBOR rate) plus 16% used to fund the Sunny loan portfolio.

➢	ELCS Sub-debt Term Note with a maximum borrowing amount of $45 million at a base rate (defined as the 3-month LIBOR rate) plus 18% used to fund working capital.

➢	4th Tranche Term Note with a maximum borrowing amount of $25 million bearing interest at the greater of 18% or a base rate (defined as the 3-month LIBOR rate, with a 1% floor) plus 17% used to fund working capital.

➢	Convertible Term Notes with a maximum borrowing amount of $25 million bearing interest at the greater of 10% or a base rate (defined as the 3-month LIBOR rate, with a 1% floor) plus 9%. The convertible term notes have a maximum borrowing amount of $25 million. The Company was required to draw-down the maximum borrowing amount of $25 million prior to January 5, 2017. The Company made an initial draw in October 2016 of $10 million and a subsequent draw in January 2017 of $15 million, bringing the total amount drawn-down on the convertible term notes to $25 million.

There are no principal payments due or scheduled under the VPC Facility until the maturity date of January 30, 2018 for the UK Term Note, ELCS Sub-debt Term Note and 4th Tranche Term Note. The convertible term notes are due and payable on January 30, 2018 to the extent that VPC has not previously converted such outstanding balance into shares of our common stock. See “Description of

Management’s discussion and analysis of financial condition and results of operations capital stock—Convertible Term Notes.” On January 30, 2018, if any outstanding amount under the convertible term notes is repaid in cash, we will be required to pay a premium to VPC, up to $5 million, based on the aggregate amount of the convertible term notes that is repaid in cash in relation to the amount of debt outstanding under the convertible term notes on January 30, 2018.

All of our assets are pledged as collateral to secure the VPC Facility. The agreement contains customary financial covenants, including a maximum loan to value ratio of between 0.75 and 0.85 (which was temporarily amended to be 0.90 for the December 31, 2015 testing date only), depending on the actual charge-off rate as of the relevant measurement date, a maximum principal charge-off rate of not greater than 20%, determined by the product of the ratio of principal balances charged-off or past due to principal balances due for the current, 1-30 and 31-60 delinquency status periods determined as of the month of charge-off and the preceding two month period, and a maximum first payment default rate of not greater than 20% for any month and not greater than 17.5% for any two months during any three month period. Additionally, our corporate cash balance must exceed $5 million at all times, and the book value of the equity must exceed $10 million as of the last day of any calendar month. The book value of equity covenant was temporarily amended to be $5 million for the December 31, 2016 date and was permanently lowered to $5 million effective February 1, 2017. We were in compliance with all covenants as of December 31, 2016.

ESPV Facility

Elastic funding

The Elastic line of credit product is originated by a third-party lender, Republic Bank, which initially provides all of the funding for that product. Republic Bank retains 10% of the balances of all loans originated and sells a 90% loan participation in the Elastic lines of credit. We purchased such loan participations ourselves through June 30, 2015. As detailed below, beginning July 1, 2015, such participations are being sold to Elastic SPV.

Elastic SPV structure

As of July 1, 2015, loan participations are sold by Republic Bank to Elastic SPV. We do not own Elastic SPV, but effective July 1, 2015 we entered into a credit default protection agreement with Elastic SPV whereby we agreed to provide credit protection to the investors in Elastic SPV against Elastic loan losses in return for a credit premium. Per the terms of the agreement, under GAAP, the Company qualifies as the primary beneficiary of Elastic SPV, and we are required to consolidate the financial results of Elastic SPV as a variable interest entity in our consolidated financial results. Accordingly, the presentation of this structure will not differ from the presentation of the previous structure reflected in our financial statements, as we continue to earn revenues and incur losses on 90% of the Elastic lines of credit originated by Republic Bank that are sold to Elastic SPV.

Elastic SPV receives its funding from VPC in a separate financing facility, the “ESPV Facility,” which was finalized on July 13, 2015. The ESPV Facility provides for a maximum borrowing amount of $50 million at a base rate (defined as the greater of the 3-month LIBOR rate or 1% per annum) plus 13% for the outstanding balance up to $50 million. To continue to fund Elastic growth, as of October 21, 2015, the maximum borrowing amount was expanded to $100 million at a base rate plus 12% for any outstanding balance greater than $50 million. On July 14, 2016, the ESPV Facility was further amended, providing a credit facility with a maximum borrowing amount of $150 million. Interest is charged at a base rate (defined as the greater of the 3-month LIBOR rate or 1% per annum) plus 13% for the outstanding balance up to $50 million, 12% for the outstanding balance greater than $50 million, and 13.5% for the

Management’s discussion and analysis of financial condition and results of operations outstanding balance greater than $100 million. As of December 31, 2016, the base rate of the ESPV Facility was 1% per annum for the outstanding balance up to $150 million. There are no principal payments due or scheduled until the credit facility maturity date of July 1, 2019. All of our assets are pledged as collateral to secure the ESPV Facility. The agreement contains customary financial covenants, including a maximum loan to value ratio of between 0.75 and 0.85, depending on the actual charge off rate as of the relevant measurement date, a maximum principal charge-off rate of not greater than 20%, determined by the product of the ratio of principal balances charged-off or past due to principal balances due for the current, 1-30 and 31-60 delinquency status periods determined as of the month of charge-off and the preceding two month period, and a maximum first payment default rate of not greater than 15% for any one calendar month and for two months during any three month period. We were in compliance with all covenants as of December 31, 2016. In 2017, we intend to pursue with Republic Bank the creation of an additional SPV as another funding source for our Elastic line of credit. Our expectation is that this additional SPV for Elastic would provide additional funding, diversified funding sources and lower the cost of funds.

Outstanding Notes Payable

The outstanding balance of notes payable as of December 31, 2016 is as follows:

(dollars in thousands)	December 31, 2016
US Term Note bearing interest at 3-month LIBOR + 13-15%	$222,000
UK Term Note bearing interest at 3-month LIBOR + 16%	47,800
ELCS Sub-debt Term Note bearing interest at 3-month LIBOR + 18%	45,000
4th Tranche Term Note bearing interest at 3-month LIBOR + 17%	25,000
Convertible Term Note bearing interest at 3-month LIBOR + 9%	10,000
ESPV Term Note bearing interest at 1% per annum + 12-13.5%	145,500

Total	$495,300

With the expected proceeds raised in this offering, we will pay down or pay off the ELCS Sub-debt Term Note, the 4th Tranche Term Note and the UK Term Note. VPC has agreed to purchase 2.3 million shares in the offering at the initial public offering price, and we intend to use the proceeds from that purchase, approximately $14.9 million, to reduce an equivalent amount of indebtedness under the Convertible Term Notes. See “Use of proceeds.”

Cash and cash equivalents, loans (net of allowance for loan losses), and cash flows

The following table summarizes our cash and cash equivalents, loans receivable, net and cash flows for the periods indicated:

	As of and for the years ended December 31,
(dollars in thousands)	2016	2015
Cash and cash equivalents	$53,574	$29,050
Loans receivable, net	392,663	274,208
Cash provided by (used in):
Operating activities	247,949	128,432
Investing activities	(375,910)	(290,323)
Financing activities	153,006	161,856

Our cash and cash equivalents at December 31, 2016 were held primarily for working capital purposes. We may, from time to time, use excess cash and cash equivalents to fund our lending activities. We do

Management’s discussion and analysis of financial condition and results of operations not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate working capital requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our excess cash is invested primarily in demand deposit accounts that are currently providing only a minimal return.

Net cash provided by operating activities

We generated $247.9 million and $128.4 million in cash from our operating activities for the years ended December 31, 2016 and 2015, respectively, which increased due to continued growth in revenues resulting from a corresponding increase in our loan portfolio.

Net cash used in investing activities

During the years ended December 31, 2016 and 2015, cash used in investing activities was $375.9 million and $290.3 million respectively. The following table summarizes cash provided by (used in) investing activities for the periods indicated:

	Years ended December 31,
(dollars in thousands)	2016	2015
Cash used in investing activities
Net loans issued to consumers, less repayments	$(364,263)	$(286,389)
Participation premium paid	(3,539)	(1,019)
Purchases of fixed assets	(8,313)	(9,272)
Change in restricted cash	205	6,357
Other activities	—	—

	$(375,910)	$(290,323)

For the year ended December 31, 2016, cash used in investing activities was $85.6 million higher than for the year ended December 31, 2015, primarily due to an increase in net loans issued to consumers.

Net cash provided by financing activities

Cash flows from financing activities primarily include cash received from issuing notes payable and related repayments of those notes payable. During the years ended December 31, 2016 and 2015, cash provided by financing activities was $153.0 million and $161.9 million, respectively. The following table summarizes cash provided by (used in) financing activities for the periods indicated:

	Years ended December 31,
(dollars in thousands)	2016	2015
Cash provided by financing activities
Proceeds less repayment of notes payable	$155,500	$165,000
Other activities	(2,494)	(3,144)

	$153,006	$161,856

The decrease in cash provided by financing activities for the year ended December 31, 2016 versus the year ended December 31, 2015 was due, in part, to decreased borrowings in 2016.

Management’s discussion and analysis of financial condition and results of operations

Free Cash Flow

In addition to the above, we also review FCF when analyzing our cash flows from operations. We calculate free cash flow as cash flows from operating activities, adjusted for the principal loan net charge-offs and capital expenditures incurred during the period. While this is a non-GAAP measure, we believe it provides a useful presentation of cash flows derived from our core operating activities.

	Years ended December 31,
(dollars in thousands)	2016	2015
Net cash provided by operating activities	$247,949	$128,432
Adjustments:
Net charge-offs – combined principal loans	(220,390)	(150,091)
Capital expenditures	(8,313)	(9,272)

FCF	$19,246	$(30,931)

Our FCF was $19.2 million for the year ended December 31, 2016 compared to a negative $30.9 million for the year ended December 31, 2015. The change in our FCF was the result of the continued scaling of our business.

Operating and capital expenditure requirements

We believe that our existing cash balances, together with the available borrowing capacity under our VPC Facility and ESPV Facility, will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. We intend to further diversify our funding sources. If our loan growth exceeds our expectations, our available cash balances and net proceeds from this offering may be insufficient to satisfy our liquidity requirements, and we may seek additional equity or debt financing. This additional capital may not be available on reasonable terms, or at all.

CONTRACTUAL OBLIGATIONS

Our principal commitments consist of obligations under our debt facilities and operating lease obligations. The following table summarizes these contractual obligations as of December 31, 2016. Subsequent to December 31, 2016, the US Term Note, which had a $222.0 million outstanding balance and was due in 2018 under the VPC Facility, was amended and the maturity date for the US Term Note was changed to February 1, 2021, excluding $75 million currently outstanding under the US Term Note which is subject to an August 13, 2018 maturity date. See “—Liquidity and Capital Resources—Debt facilities—VPC Facility” for further information. Future events could cause actual payments to differ from these estimates.

	Payment due by period
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Long-term debt obligations	$495,300	$—	$349,800	$145,500	$—
Capital lease obligations	21	21	—	—	—
Operating lease obligations	10,603	2,801	2,479	2,004	3,319

Total contractual obligations	$505,924	$2,822	$352,279	$147,504	$3,319

Management’s discussion and analysis of financial condition and results of operations

OFF-BALANCE SHEET ARRANGEMENTS

We provide services in connection with installment loans originated by independent third-party lenders, or “CSO lenders,” whereby we act as a credit service organization/credit access business on behalf of consumers in accordance with applicable state laws through our “CSO program.” The CSO program includes arranging loans with CSO lenders, assisting in the loan application, documentation and servicing processes. Under the CSO program, we guarantee the repayment of a customer’s loan to the CSO lenders as part of the credit services we provide to the customer. A customer who obtains a loan through the CSO program pays us a fee for the credit services, including the guaranty, and enters into a contract with the CSO lenders governing the credit services arrangement. We estimate a liability for losses associated with the guaranty provided to the CSO lenders using assumptions and methodologies similar to the allowance for loan losses, which we recognize for our consumer loans. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Interest rate sensitivity

Our cash and cash equivalents as of December 31, 2016 consisted of demand deposit accounts. Our primary exposure to market risk for our cash and cash equivalents is interest income sensitivity, which is affected by changes in the general level of US interest rates. Given the currently low US interest rates, we generate only a de minimis amount of interest income from these deposits.

All of our customer loan portfolios are fixed APR loans and not variable in nature. Additionally given the high APR’s associated with these loans, we do not believe there is any interest rate sensitivity associated with our customer loan portfolio.

Our VPC Facility and ESPV Facility are variable rate in nature and tied to the 3-month LIBOR rate. Thus, any increase in the 3-month LIBOR rate will result in an increase in our net interest expense. We intend to mitigate this risk by using all or a portion of the proceeds raised in this offering to pay down our VPC Facility. The outstanding balance of our VPC Facility at December 31, 2016 was $349.8 million. The outstanding balance of our ESPV Facility was $145.5 million at December 31, 2016. Based on the average outstanding indebtedness through the year ended December 31, 2016, a 1% (100 basis points) increase in interest rates would have increased our interest expense by approximately $3.8 million for the period.

Foreign currency exchange risk

We provide installment loans to customers in the UK. Interest income from our Sunny UK installment loans is earned in British pounds, or “GBP.” Fluctuations in exchange rate of the US dollar, or “USD,” against the GBP and cash held in such foreign currency can result, and have resulted, in fluctuations in our operating income and foreign currency transaction gains and losses. As the USD has strengthened compared to most

Management’s discussion and analysis of financial condition and results of operations foreign currencies, including the GBP, during 2016, our financial position and results of operations have been adversely affected. We had foreign currency transaction losses of approximately $8.8 million during the year ended December 31, 2016. We currently do not engage in any foreign exchange hedging activity but may do so in the future.

At December 31, 2016, our net GBP-denominated assets were approximately $51.2 million (which excludes the $47.8 million drawn under the USD-denominated UK term note under the VPC Facility). A hypothetical 10% strengthening or weakening in the value of the USD compared to the GBP at this date would have resulted in a decrease/increase in net assets of approximately $5.1 million. During the year ended December 31, 2016, the GBP-denominated pre-tax loss was approximately $14.9 million. A hypothetical 10% strengthening or weakening in the value of the USD compared to the GBP during this period would have resulted in a decrease/increase in the pre-tax loss of approximately $1.5 million.

BASIS OF PRESENTATION AND CRITICAL ACCOUNTING POLICIES

Revenue recognition

We realize revenues in connection with the consumer loans we offer for each of our products, including finance charges, line of credit fees and fees for services provided through CSO programs. We have also historically realized a small amount of non-sufficient fund fees, or “NSF fees,” on Rise installment loans and may recognize other fees or charges as permitted by applicable laws and pursuant to the agreement with the borrower. We discontinued Rise NSF fees in the fourth quarter of 2015 and now generally all of our revenues consist of finance charges on Rise and Sunny installment loans, cash advance fees associated with the Elastic line of credit product, and fees for services provided through CSO programs associated with Rise installment loans in Texas and Ohio. The Company also recorded revenues related to the sale of customer applications to unrelated third parties. These applications are sold with the customer’s consent in the event that the Company or its CSO lenders are unable to offer the customer a loan. Revenue is recognized at the time of the sale. Other revenues also include marketing and licensing fees received from the originating lender related to the Elastic product and from CSO acquisition fees related to the Rise product. Revenue related to these fees is recognized when service is performed.

We recognize finance charges on installment loans on a constant yield basis over their terms. We realize fees such as CSO acquisition fees and cash advance fees as they are earned over the term of the loan. We do not recognize finance charges or other fees on installment loans or lines of credit more than 60 days past due based on management’s historical experience that such past due loans and lines of credit are unlikely to be repaid and thus the loans are charged off. Installment loans and lines of credit are considered past due for accounting purposes if a scheduled payment is not paid on its due date. Payments received on past due loans are applied against the loan and accrued interest balance to bring the loan current. When payments are received, they are first applied to accrued charges and fees, then interest, and then to the loan balance.

Allowance and liability for estimated losses on consumer loans

Credit losses are an inherent part of outstanding loans receivable. We maintain an allowance for loan losses for loans and interest receivable at a level estimated to be adequate to absorb such losses based primarily on our analysis of historical loss rates by product, stratified by delinquency ranges. We also consider recent collection and delinquency trends, as well as macro-economic conditions that we believe may affect portfolio losses. Additionally, due to the uncertainty of economic conditions and cash flow resources of our customers, we adjust our estimates as needed, with the result that the allowance for loan

Management’s discussion and analysis of financial condition and results of operations losses is subject to change in the near-term, which could significantly impact our consolidated financial statements. If a loan is deemed to be uncollectible before it is fully reserved based on information we become aware of (e.g., receipt of customer bankruptcy notice), we charge off such loan at that time. As noted above, we believe that loans and lines of credit more than 60 days past due have a low probability of being repaid. We charge off such overdue loans and reduce the allowance accordingly. Any recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Liability for estimated losses on credit service organization loans

Under the CSO program, we guarantee the repayment of a customer’s loan to the CSO lenders as part of the credit services we provide to the customer. A customer who obtains a loan through the CSO program pays us a fee for the credit services, including the guaranty, and enters into a contract with the CSO lenders governing the credit services arrangement. We estimate a liability for losses associated with the guaranty provided to the CSO lenders using assumptions and methodologies similar to the allowance for loan losses, which we recognize for our consumer loans.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. We perform an impairment review of goodwill and intangible assets with an indefinite life annually at October 31 and between annual tests if we determine that an event has occurred or circumstances changed in a way that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such a determination may be based on our consideration of macro-economic and other factors and trends, such as current and projected financial performance, interest rates and access to capital.

Our impairment evaluation of goodwill is based on comparing the fair value of the respective reporting unit to its carrying value. The fair value of the reporting unit is determined based on a weighted average of the income and market approaches. The income approach establishes fair value based on estimated future cash flows of the reporting unit, discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk of the reporting unit. The income approach uses our projections of financial performance for a six- to nine-year period and includes assumptions about future revenue growth rates, operating margins and terminal values. The market approach establishes fair value by applying cash flow multiples to the respective reporting unit’s operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

We completed our annual test and determined that there was no evidence of impairment of goodwill for the two reporting units that have goodwill. Although no goodwill impairment was noted, there can be no assurances that future goodwill impairments will not occur.

Internal-use software development costs

We capitalize certain costs related to software developed for internal-use, primarily associated with the ongoing development and enhancement of our technology platform. Costs incurred in the preliminary development and post-development stages are expensed. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally three years.

Income taxes

Our income tax expense and deferred income tax balances in the consolidated financial statements have been calculated on a separate tax return basis. As part of the process of preparing our consolidated

Management’s discussion and analysis of financial condition and results of operations financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense based on various factors and assumptions, together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in net deferred tax assets and are included within the Consolidated Balance Sheets. We then must assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. An expense or benefit is included within the tax provision in the Consolidated Statement of Operations for any increase or decrease in the valuation allowance for a given period.

We perform an evaluation of the recoverability of our deferred tax assets on a quarterly basis. We establish a valuation allowance if it is more likely than not (greater than 50 percent) that all or some portion of the deferred tax asset will not be realized. We analyze several factors, including the nature and frequency of operating losses, our carryforward period for any losses, the reversal of future taxable temporary differences, the expected occurrence of future income or loss and the feasibility of available tax planning strategies to protect against the loss of deferred tax assets. We have established a full valuation allowance for our UK deferred tax assets due to the lack of sufficient objective evidence supporting the realization of these assets in the foreseeable future.

We account for uncertainty in income taxes in accordance with applicable guidance, which requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. We must evaluate tax positions taken on our tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit.

Our judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Our judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition.

Stock-Based Compensation

In accordance with applicable accounting standards, all stock-based compensation made to employees is measured based on the grant-date fair value of the awards and recognized as compensation expense on a straight-line basis over the period during which the recipient is required to perform services in exchange for the award (the requisite service period). The determination of fair value of share-based payment awards on the date of grant using option-pricing models is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise activity, risk-free interest rate, expected dividends and expected term. The Company uses the Black-Scholes-Merton Option Pricing Model to estimate the grant-date fair value of stock options. The Company uses an equity valuation model to estimate the grant-date fair value of restricted stock units. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of awards that will ultimately vest and the number of awards that will ultimately be forfeited.

Derivative Financial Instruments

All derivatives are recorded as assets or liabilities at fair value, and the changes in fair value are immediately included in earnings. The Company’s derivative financial instruments include bifurcated embedded derivatives that were identified within the Convertible Term Notes.

Management’s discussion and analysis of financial condition and results of operations

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND JOBS ACT ELECTION

Under the Jumpstart Our Business Startups Act, or “JOBS Act,” we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently Adopted Accounting Standards

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. Topic 815, Derivatives and Hedging, requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met. One of those criteria is that the economic characteristics and risks of the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contract (the “clearly and closely related” criterion). U.S. GAAP provides specific guidance for assessing whether call (put) options that can accelerate the repayment of principal on a debt instrument meet the clearly and closely related criterion. The guidance states that for contingent call (put) options to be considered clearly and closely related, they can be indexed only to interest rates or credit risk. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Public business entities must apply the new requirements for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. All other entities must apply the new requirements for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 amends Subtopic 835-30 to include that the Securities and Exchange Commission would not object to the deferral and presentation of debt issuance costs as an asset and subsequent amortization of debt issuance costs over the term of the line-of-credit arrangement, whether or not there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-15 is effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 are intended to simplify the presentation of debt issuance costs. These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The Company adopted this guidance in the period ended March 31, 2016, and all prior period financial information presented has been adjusted to reflect the retrospective application of this guidance resulting in a reduction to Other assets and to Notes payable, net of $0.6 million and $0.7 million, respectively, as of December 31, 2016 and 2015.

Management’s discussion and analysis of financial condition and results of operations

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 provide guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard, and it did not have a material impact on the Company’s consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from GAAP the concept of extraordinary items. If an event or transaction meets the criteria for extraordinary classification, it is segregated from the results of ordinary operations and is shown as a separate item in the income statement, net of tax. ASU 2015-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in ASU 2014-15 require management to evaluate, in connection with financial statement preparation for each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued, and to provide related disclosures. ASU 2014-15 applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company has adopted this standard and it is not expected to have a material impact on the Company’s consolidated financial statements and notes thereto.

Accounting Standards to be Adopted in Future Periods

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The purpose of ASU 2017-04 is to simplify the subsequent measurement of goodwill. The amendments modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. This guidance is effective for public companies for goodwill impairment tests in fiscal years beginning after December 15, 2019. For all other entities, this guidance is effective for goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact of ASU 2017-04 on the Company’s consolidated financial statements.

In December 2016, the FASB issued ASU No. 2016-19, Technical Corrections and Improvements (“ASU 2016-19”). This update includes changes to clarify, correct errors or make minor improvements to the Accounting Standards Codification, and to make it easier to understand and to apply by eliminating inconsistencies and providing clarifications. Most of the amendments in ASU 2016-19 do not require

Management’s discussion and analysis of financial condition and results of operations transition guidance and are effective upon issuance of the update. For those amendments potentially resulting in changes in current practice because of either misapplication or misunderstanding of current guidance, early adoption is permitted for the amendments that require transition guidance. The Company is still assessing the potential impact of ASU 2016-19 on the Company’s consolidated financial statements. The Company does not currently expect that the adoption of ASU 2016-19 will have a material effect on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash a Consensus of the FASB Emerging Issues Task Force (“ASU 2016-18”). The purpose of ASU 2016-18 is to reduce diversity in practice related to the classification and presentation of changes in restricted cash on the statement of cash flows. Under this new guidance, the statement of cash flows during the reporting period must explain the change in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for public entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. For all other entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still assessing the potential impact of ASU 2016-18 on the Company’s consolidated financial statements; however, the Company’s preliminary assessment of the impact of the adoption of ASU 2016-18 is that, upon adoption, the Company will include any restricted cash balances as part of cash and cash equivalents in its statements of cash flows and not present the change in restricted cash balances as a separate line item under investing activities as it currently presented.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to reduce diversity in practice for certain cash receipts and cash payments that are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. For all other entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company is still assessing the potential impact of ASU 2016-15 on the Company’s consolidated financial statements. The Company does not currently expect that the adoption of ASU 2016-15 will have a material effect on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates to improve the quality of information available to financial statement users about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. For public entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact of ASU 2016-13 on the Company’s consolidated financial statements. We expect to complete our analysis of the impact in 2017.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 is intended to simplify the accounting for share-based payment transactions, including the income tax

Management’s discussion and analysis of financial condition and results of operations consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is still assessing the impact of the adoption of ASU 2016-09 on the Company’s consolidated financial statements; however, the Company’s preliminary estimate of the impact of the adoption of ASU 2016-09 is that it will record an adjustment to retained earnings of approximately $3.4 million (based on its US stock option deduction carryforward of approximately $8.9 million at December 31, 2016) to recognize net operating loss carryforwards attributable to excess tax benefits on stock compensation that had not been previously recognized to additional paid-in capital.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 is intended to improve the reporting of leasing transactions to provide users of financial statements with more decision-useful information. ASU 2016-02 will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is still assessing the potential impact of ASU 2016-02 on the Company’s consolidated financial statements. We expect to complete our analysis of the impact in 2017.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of this guidance by one year, to the annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. A reporting entity may choose to early adopt the guidance as of the original effective date. In April 2016, the FASB issued ASU 2016-09, Revenues from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the guidance related to identifying performance obligations and licensing implementation. The Company is still assessing the potential impact of ASU 2014-09 on the Company’s consolidated financial statements. We expect to complete our analysis of the impact in 2017.

Business

Unless expressly indicated or the context requires otherwise, the terms “Elevate,” “company,” “we,” “us” and “our” used below refer to Elevate Credit, Inc. and, where appropriate, our wholly owned subsidiaries, as well as the direct lending and branded product business of our predecessor, TFI, for periods prior to the Spin-Off. We generally refer to loans, customers and other information and data associated with each of Rise, Elastic and Sunny as Elevate’s loans, customers, information and data, irrespective of whether Elevate originates the credit to the customer or whether such credit is originated by a third party. See “Certain Conventions Governing Information in this Prospectus” for detailed information. The customer testimonials included herein are provided from actual Elevate customers who agreed to the use of their testimonials and likeness for marketing, advertising and other purposes. The Rise and Elastic customer testimonials included in this prospectus are from customers who were invited to participate in focus groups (and paid a nominal fee as reimbursement for their time). The Sunny testimonials were submitted by customers through Trustpilot, an online review community in the UK. Experiences of these customers may not be indicative of those of other customers.

OUR COMPANY

We provide online credit solutions to consumers in the US and the UK who are not well-served by traditional bank products and who are looking for better options than payday loans, title loans, pawn and storefront installment loans. Non-prime consumers—approximately 170 million people in the US and UK, typically defined as those with credit scores of less than 700—now represent a larger market than prime consumers but are difficult to underwrite and serve with traditional approaches. We’re succeeding at it—and doing it responsibly—with best-in-class advanced technology and proprietary risk analytics honed by serving more than 1.6 million customers with $4.0 billion in credit. Our current online credit products, Rise, Elastic and Sunny, reflect our mission to provide customers with access to competitively priced credit and services while helping them build a brighter financial future with credit building and financial wellness features. We call this mission “Good Today, Better Tomorrow.”

We have experienced rapid growth and improving operating margins since launching our current generation of products in 2013. As of December 31, 2016, Rise, Elastic and Sunny, together, have provided approximately $2.5 billion in credit to approximately 785,000 customers and generated strong revenue growth. Our revenues for the year ended December 31, 2016 grew 34% to $580.4 million from $434.0 million for the year ended December 31, 2015. Our operating income for the years ended December 31, 2016 and 2015 was $47.8 million and $9.0 million, respectively. Our net losses for the years ended December 31, 2016 and 2015 were $22.4 million and $19.9 million, respectively. We have committed, diversified funding sources to support our growth. Rise, Elastic and Sunny are funded by five different sources through four lending facilities (of which one source and one facility related to our Rise CSO relationships in Texas and Ohio are expected to be replaced before the end of the second quarter of 2017). See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources.

Along with increased revenue growth and improving operating margins, we have also reduced the effective APR of our products for our customers. For the year ended December 31, 2016, our effective APR was 146%, a drop of approximately 42% compared to the year ended December 31, 2013 when the effective APR was 251%. We estimate that our products have saved our customers more than $1 billion since 2013 over what they would have paid for payday loans. This estimate, which has not been independently confirmed, is based on our internal comparison of revenues from our combined loan portfolio and the same portfolio with an APR of 400%, which is the approximate average APR for a payday loan according to the CFPB. As of December 31, 2016, approximately two-thirds of Rise customers in good standing had received a rate reduction, and thousands of Rise customers have received or are eligible for credit from us at

Business

near-prime interest rates of 36% based on their on-time repayment history. Furthermore, with help from our reporting their successful payment history to a major credit bureau, tens of thousands of our customers have seen their credit scores improve appreciably, according to data from that credit bureau. We believe that these rate reductions and other benefits help differentiate our products in the market and reflect improvements in our underwriting and the maturing of our loan portfolios. Moreover, we believe doing business this way is the right thing to do.

(1)	Represents effective APR for calendar year 2013.
(2)	Our business is subject to seasonality, which is particularly evident in the first quarter of every year. See “Management’s discussion and analysis of financial condition and results of operations-Key Financial and Operating Metrics-Revenue growth.”

We believe our growth demonstrates our ability to rapidly scale our business by utilizing our advanced technology platform, proprietary risk analytics and sophisticated multi-channel marketing capabilities. The chart above details our total combined loans receivable and revenues and effective APR of the customer loan portfolio by quarter since the third quarter of 2013.

Our products in the US and the UK are:

➢	Rise. An installment loan product available in 15 states in the US;

➢	Elastic. A line of credit product originated by a third-party bank and offered in 40 states in the US; and

➢	Sunny. An installment loan product available in the UK.

We differentiate ourselves in the following ways:

➢

Online and mobile products that are “Good Today, Better Tomorrow.” Our products are “Good Today” because they help solve our customers’ immediate financial needs with competitively priced credit and a simple online application process that provides credit decisions in seconds and funds as

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soon as the next business day (in the US) or in minutes (in the UK). We are committed to transparent pricing with no prepayment penalties or punitive fees as well as amortizing loan balances and flexible repayment schedules that let customers design the loan repayment terms that they can afford. Our five-day risk-free guarantee provides confidence to customers that if they can find a better financial solution within that time they simply repay the principal with no other fees. In addition, our products are “Better Tomorrow” because they reward successful payment history with rates on subsequent loans (installment loan products) that can decrease over time and can help customers improve their long-term financial well-being with features like credit bureau reporting, free credit monitoring (for US customers), and online financial literacy videos and tools.

➢	Industry-leading technology and proprietary risk analytics optimized for the non-prime credit market. We have made substantial investments in our IQ and DORA technology and analytics platforms to support rapid scaling and innovation, robust regulatory compliance, and ongoing improvements in underwriting. Our proven IQ technology platform provides for nimble testing and optimization of our user interface and underwriting strategies, highly automated loan originations, cost-effective servicing, and robust compliance oversight. Our DORA risk analytics infrastructure utilizes a massive (greater than 40 terabyte) Hadoop database composed of more than ten thousand potential data variables related to each of the 1.6 million customers we have served and the over 5 million applications that we have processed. Our team of over 35 data scientists uses DORA to build and test scores and strategies across the entire underwriting process, including segmented credit scores, fraud scores, affordability scores and former customer scores. We use a variety of analytical techniques from traditional multivariate regression to machine learning and artificial intelligence to continue to enhance our underwriting accuracy while complying with applicable US and UK lending laws and regulations. As a result of our proprietary technology and risk analytics, approximately 95% of loan applications are automatically decisioned in seconds with no manual review required.

➢	Integrated multi-channel marketing strategy. We use an integrated multi-channel marketing strategy to directly reach potential customers. Our marketing strategy includes coordinated direct mail programs, TV campaigns, search engine marketing and digital campaigns as well as strategic partnerships. We believe our direct-to-consumer approach allows us to focus on higher quality, lower cost customer acquisitions while maximizing reach and enhancing awareness of our products as trusted brands. We have maintained steady customer acquisition costs over the past three years within the range of $230 to $300. Approximately 88% of our customers during 2016 were sourced from direct marketing channels. We continue to invest in new marketing channels, including social media, which we believe will provide us with further competitive advantages and support our ongoing growth. We expect to continue to expand growth in each of our channels based on improved customer targeting analytics and increasingly sophisticated response models that allow us to expand our marketing reach while maintaining target customer acquisition costs, or “CAC.”

Our seasoned management team has, on average, more than 15 years of online technology and financial services experience and has worked together for an average of over seven years in the non-prime consumer credit industry. Our management team has overseen the origination of $4.0 billion in credit to more than 1.6 million consumers for the combined current and predecessor direct lending and branded products business that was contributed to Elevate in the Spin-Off. In addition, our management team achieved stable credit performance for our predecessor products through the last decade’s financial crisis, maintaining total principal losses as a percentage of loan originations of between 17% and 20% each year from 2006 through 2011. See “—Advanced Analytics and Risk Management—History of stable credit quality through the economic downturn.”

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INDUSTRY OVERVIEW

Non-prime consumers represent the largest segment of the credit market

We provide credit to non-prime consumers, many of whom face reduced credit options and increased financial pressure due to macro-economic changes over the past few decades. We believe that this segment of the population represents a massive and underserved market of approximately 170 million consumers in the US and UK—a larger population than the market for prime credit and over half the US adult population:

➢	According to an analysis of TransUnion data through the third quarter of 2014 by the Corporation for Enterprise Development, approximately 56% of the adult US population with a TransRisk Score (TransUnion’s credit score) had a non-prime credit score of less than 700, representing approximately 109 million Americans adults.

➢	Approximately 22% of Americans over the age of 18, or approximately 53 million Americans, do not have a credit score at all or had credit records that were treated as “unscorable” by traditional credit scoring models used by nationwide credit reporting agencies, according to a 2015 report by Fair Isaac Corporation.

➢	According to a House of Commons report covering the years 2013 and 2014, it is estimated that the UK “non-standard” credit market consisted of approximately ten million people.

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Our typical customers in both the US and UK are middle-income and have a mainstream demographic profile as illustrated below, according to a 2016 Elevate analysis of income and homeownership of customers, including self-reported customer information. This is in line with the average of the populations of the US and UK, respectively, in terms of income, educational background and rate of homeownership. We refer to them as the “New Middle Class:”

	Rise and Elastic Customer Profile	Sunny Customer Profile
Average income	$48,000	£20,000
% Attended college	79%	58%
% Own their homes	39%	12%
Typical range of FICO scores(1)	560-600	N/A

(1)	Range of middle quintile of Elevate US customers—2016 Elevate data.

Our customers have varying credit profiles, and are more likely to be turned down for credit by many traditional bank lenders. They are risky and can be difficult to underwrite—often due to factors outside of their control. To provide insight into the different types of credit histories and financial needs facing our non-prime customers and the challenges of serving them, the following categories are illustrative:

➢	“Prime-ish.” Consumers with significant credit history and access to traditional credit sources who are now looking for non-bank credit. They may be over-extended on their existing credit sources and their creditworthiness may be eroding.

➢	“Challenged.” Consumers who have had traditional credit in the past but experienced defaults or had a history of late payments and as a result may now use alternative non-prime products such as payday, pawn and title loans.

➢	“Invisibles.” Consumers with no credit history or such minimal credit experience that they cannot be sufficiently scored by traditional means and as a result are often kept outside the traditional credit markets. These consumers are often young or new to the country and may have a high chance of potential fraud.

These categories do not correspond to specific credit score bands or precise scores or definitions for the customers included in such categories. We continue to identify additional customer categories and evolve our customer category definitions over time.

The New Middle Class has an unmet need for credit

Due to wage stagnation over the past several decades and the continued impact of the last decade’s financial crisis, the New Middle Class is characterized by a lack of savings and significant income

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volatility. According to a Federal Reserve survey in 2015, 46% of American adults said they could not cover an emergency expense of $400, or would cover it by selling an asset or borrowing money. In the UK, according to a report by Friends Provident Foundation surveying over 1,500 adult consumers in the lowest 50% of household incomes in the UK in 2010, 68% of low-income households had no savings and seven in ten low-income households would find it difficult or impossible to raise from £200 to £300 in an emergency. Further, the JPMorgan Chase Institute reported in a 2015 study of 100,000 US customers that 41% saw their incomes vary by more than 30% from month-to-month, and noted that the bottom 80% of households by income lacked sufficient savings to cover the volatility observed in income and spending. Compounding these financial realities is the fact that average household income has remained flat for over a decade. In fact, according to US Census Bureau, real median US household income has dropped 2.4% between 1999 and 2015. As a result, our customer base often must rely on credit to fund unexpected expenses, like car and home repairs or medical emergencies.

Non-prime credit can be less vulnerable to recessionary factors

Based on our own experiences during the last decade’s financial crisis, we believe that patterns of credit charge-offs for non-prime consumers can be acyclical or counter-cyclical when compared to prime consumers in credit downturns. In a recession, banks and traditional prime credit providers often experience increases in credit charge-off rates and tighten standards which reduces access to traditional credit and pushes certain consumers out of the market for bank credit. Conversely, with advanced underwriting, lenders serving non-prime consumers are able to maintain comparatively flat charge-off rates in part because of these new customers who are unable to avail themselves of the traditional credit market. See “—Advanced Analytics and Risk Management—History of stable credit quality through the economic downturn.”

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Non-prime consumers have different needs for credit

Non-prime consumers generally have unique and immediate credit needs, which differ greatly from the typical prime consumer. Where prime consumers consider price most in selecting their credit products, we believe that non-prime consumers will often consider a variety of features, including the simplicity of the application process, speed of decisioning and funding, how they will be treated if they cannot pay their loan back on time, and flexible repayment terms. The following chart shows the most important factors considered by consumers in selecting a non-prime provider and comparisons with factors important to prime consumers, according to an analysis by Elevate.

Banks do not adequately serve the New Middle Class

Following the last decade’s financial crisis, most banks tightened their underwriting standards and increased their minimum FICO score requirements for borrowers, leaving non-prime borrowers with severely reduced access to traditional credit. Despite the improving economy, banks continue to underserve the New Middle Class. According to our analysis of master pool trust data of securitizations for the five major credit card issuers, we estimate that from 2008 to 2016 revolving credit available to US borrowers with a FICO score of less than a 660 was reduced by approximately $142 billion. This reduction has had a profound impact on non-prime consumers in the US and UK who typically have little to no savings. Often, the only credit-like product offered by banks that is available to non-prime borrowers is overdraft protection, which in essence provides credit at extremely high rates. According to a 2008 study by the FDIC, bank overdraft fees can have an effective APR of greater than 3,500%, depending upon the amount of the overdraft transaction and the length of time to bring the account positive.

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Legacy non-prime lenders are not innovative

As a result of limited access to credit products offered by banks, the New Middle Class has historically had to rely on a variety of legacy non-prime lenders, such as storefront installment lenders, payday lenders, title lenders, pawn and rent-to-own providers that typically do not offer customers the convenience of online and mobile access. While legacy non-prime credit products may fulfill a borrower’s immediate funding needs, many of these products have significant drawbacks for consumers, including a potential cycle of debt, higher interest rates, punitive fees and aggressive collection tactics. Additionally, legacy non-prime lenders do not typically report to major credit bureaus, so non-prime consumers often remain in a cycle of non-prime and rarely improve their financial options.

Fintech startups have largely ignored the non-prime credit market

Despite the growing and unmet need for non-prime credit, few innovative solutions tailored for non-prime consumers have come to market and achieved any meaningful scale. Where new online marketplace lenders and small business lenders have emerged to serve prime consumers, we believe that non-prime consumers still have relatively few responsible online credit options. We believe this is because underwriting non-prime consumers presents significantly greater analytical challenges than underwriting prime consumers. Unlike prime consumers, the credit profiles of non-prime consumers vary greatly and may contain significant derogatory information, yet non-prime consumers expect instant decisions with a minimum of paperwork and inconvenience. While new data and techniques can assist in improving underwriting capabilities, we believe lenders still require deep insight and extensive experience to successfully serve non-prime consumers while maintaining target loss rates. Additionally, we believe the

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compliance and other systems necessary to serve non-prime consumers in a manner consistent with regulatory requirements can be a barrier to entry. Having originated $4.0 billion in credit to more than 1.6 million customers, we believe we have a significant lead over new entrants.

Consumers are embracing the internet for their personal finances

Consumers are increasingly turning to online and mobile solutions to fulfill their personal finance needs. A 2015 study published by the CFI Group found that 88% of bank customers surveyed in the US conduct about half to all of their banking online. In the UK, 61% of people choose to do their banking or pay their bills online, according to a 2015 report by the Financial Inclusion Commission. Additionally, according to a 2015 report by the Center for Economics and Business Research, 53% of UK adults used the internet for their banking needs and this proportion is projected to grow to 66% of UK adults by 2020. We believe this growth is an indication of borrower preferences for online and mobile financial products that are more convenient and easier to access than products provided by legacy brick-and-mortar lenders.

OUR SOLUTIONS

Our innovative online credit solutions provide immediate relief to customers today and can help them build a brighter financial future. We call this mission “Good Today, Better Tomorrow” and it drives our product design. Elevate’s current generation of credit products includes Rise, Elastic and Sunny. See “—Our Products.”

We provide more convenient, competitively priced financial solutions to our customers, who are not well-served by either banks or legacy non-prime lenders, by using our advanced technology platform and proprietary risk analytics. We also offer a number of financial wellness and consumer-friendly features such as rates that can go down over time, no punitive fees, a five-day risk-free guarantee, free online financial literacy videos and tools, credit bureau reporting and free credit monitoring (in the US) that we believe are unmatched in the non-prime lending market.

We have made substantial investments in our IQ and DORA technology and analytics platforms to support rapid scaling and innovation, robust regulatory compliance, and ongoing improvements in underwriting. We have also established a research organization focused on non-prime consumers called the “Center for the New Middle Class” to raise the awareness of their unique needs and to guide our product development. As a result, we believe we are leading a new breed of more responsible online credit providers for the New Middle Class.

Our products provide the following key benefits:

➢	Competitive pricing with no hidden or punitive fees. Our US products offer rates that we believe are typically more than 50% lower than many generally available alternatives from legacy non-prime lenders. We estimate that our products have saved our customers more than $1 billion since 2013 over what they would have paid for payday loans. Our products offer rates on subsequent loans (installment loan products) that can decrease over time based on successful loan payment history. For instance, as of December 31, 2016, approximately two-thirds of Rise customers in good standing had received a rate reduction, typically after a refinance or on a subsequent loan. In addition, in order to help our customers facing financial hardships, we have eliminated punitive fees, including returned payment fees and late charges, among others.

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➢	Access and convenience. We provide convenient, easy-to-use products via online and mobile platforms. Consumers are able to apply using a mobile-optimized online application, which takes only minutes to complete from a mobile or desktop device. Credit determinations are made in seconds and approximately 95% of loan applications are fully automated with no manual review required. Funds are typically available next-day in the US and within minutes in the UK. Consumers can elect to make payments via preapproved automated clearinghouse, or “ACH,” authorization or other methods such as check or debit card transfer.

➢	Flexible payment terms and responsible lending features. Our customers can select a payment schedule that fits their needs with no prepayment penalties. We do not offer any “single-payment” or “balloon-payment” credit products that can lead to a cycle of debt and are criticized by many consumer groups as well as the CFPB. To ensure that consumers fully understand the product and their alternatives, we provide extensive “Know Before You Borrow” disclosures as well as an industry-leading five-day “Risk-Free Guarantee” during which customers can rescind their loan at no cost. Consistent with our goal of being sensitive to the unique needs of non-prime consumers, we also offer flexible solutions to help customers facing issues impacting their ability to make scheduled payments. Our solutions include notifications before payment processing, extended due dates, grace periods, payment plans and settlement offers.

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➢	Financial wellness features. Our products include credit building and financial wellness programs, such as credit reporting, free credit monitoring (in the US) and online financial literacy videos and tools. Our goal is to help our customers improve their financial options and behaviors at no additional charge. We are very proud of the fact that, with help from our reporting their successful payment history to a major credit bureau, tens of thousands of our customers have seen an appreciable increase in their credit scores, according to data from that credit bureau.

This combination of features has resulted in extremely high customer satisfaction for our products. Internal customer satisfaction ratings are generally over 85% for all of our products.

OUR COMPETITIVE ADVANTAGES

Using our IQ technology platform and DORA risk analytics infrastructure, we are able to offer our customers innovative credit solutions that place us as a leader among a new breed of more responsible, online non-prime lenders. We believe the following are our key competitive advantages:

➢

Differentiated online and mobile products for non-prime consumers.     Our product development is driven by a deep commitment to solving customers’ immediate financial need for credit and helping them improve their long-term financial future. We call this mission “Good Today, Better Tomorrow.” Our products are “good today” due to their convenience, cost, transparency and flexibility. Our average customer receives an interest rate that we believe is more than 50% less than that offered by many legacy non-prime lenders. In fact, we estimate that since 2013 our customers have saved more than $1 billion over what they would have paid for payday loans. This estimate, which has not been independently confirmed, is based on our internal comparison of revenues from our combined loan

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portfolio and the same portfolio with an APR of 400%, which is the approximate average APR for a payday loan according to the CFPB. Furthermore, the convenience of online and mobile access and flexible repayment options distinguish our products from many legacy non-prime credit options. However, we go even further in creating credit products that can help enable customers to have a “better tomorrow.” Based on successful payment history, rates on subsequent loans (installment loan products) can decrease over time, and we provide a path to prime credit for struggling consumers by reporting to credit bureaus, providing free credit monitoring (for US products), and offering online financial literacy videos and tools to help build better financial management skills. With help from our reporting their successful payment history to a major credit bureau, tens of thousands of our customers have seen their credit scores improve appreciably, according to data from that credit bureau.

➢	Industry-leading DORA risk analytics infrastructure and underwriting scores. Traditional approaches for underwriting credit such as FICO scores are not adequate for non-prime consumers who may have significant derogatory credit history or no credit history at all. Because continued leadership in non-prime underwriting is essential to drive growth, support continued rate reductions to customers, and manage losses, we built our DORA risk analytics infrastructure to support the development and enhancement of our underwriting scores and strategies. The DORA risk analytics infrastructure utilizes a massive (greater than 40 terabyte) Hadoop database composed of more than ten thousand potential data variables related to each of the 1.6 million customers we have served and the over 5 million applications that we have processed. This data is composed of variables from consumer applications and website behavior, credit bureaus, numerous other alternative third party data providers as well as performance history for funded customers. Our team of over 35 data scientists uses DORA to build and test scores and strategies across the entire underwriting process including segmented credit scores, fraud scores, affordability scores and former customer scores. They use a variety of analytical techniques from traditional multivariate regression to machine learning and artificial intelligence to continue to enhance our underwriting accuracy while complying with applicable US and UK lending laws and regulations. See “Business—Advanced Analytics and Risk Management-Segmentation strategies across the entire underwriting process.” Across the portfolio of products we currently offer, we have maintained stable credit quality as evidenced by charge-off rates that are generally between 25% and 30% of the original principal loan balances. While we experience month-to-month variability in our loan losses for any variety of reasons, including due to seasonality, on an annual basis, our annual principal charge-off rates have remained consistent since the launch of our current generation of products in 2013. See “Management’s discussion and analysis of financial condition and results of operations—Key Financial and Operating Metrics-Credit quality.” Furthermore, our proprietary credit and fraud scoring models allow not only for the scoring of a broad range of non-prime consumers, but also across a variety of products, channels, geographies and regulatory requirements.

➢	Innovative and flexible IQ technology platform. Investment in our flexible and scalable IQ technology platform has enabled us to rapidly grow and innovate new products - notably supporting the launch of our current generation of products in 2013. Our IQ technology platform provides for nimble testing and optimization of our user interface and underwriting strategies, highly automated loan originations, cost-effective servicing, and robust compliance oversight. In addition, our platform is adaptable to allow us to enhance current products or launch future online products to meet evolving consumer preferences and respond to a dynamic regulatory environment. Further, our open architecture allows us to easily integrate with best-in-class third-party providers, including strategic partners, data sources and outsourced vendors.

➢

Integrated multi-channel marketing approach.    Unlike other online non-prime lenders, who typically rely on lead generators to identify potential customers, we use an integrated multi-channel marketing strategy to market directly to potential customers, which includes coordinated direct mail programs,

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TV campaigns, search engine marketing and digital campaigns, and strategic partnerships. We have created unique capabilities to effectively identify and attract qualified customers, which supports our long-term growth objectives at target customer acquisition costs. We have maintained steady customer acquisition costs over the past three years within the range of $230 to $300. Approximately 88% of our customers for the year ended December 31, 2016 were sourced from direct marketing channels. We believe this approach allows us to focus on higher quality, lower cost customer acquisition while maximizing reach and enhancing awareness of our products as trusted brands. We continue to invest in new marketing channels, including social media, which we believe will provide us with further competitive advantages and support our ongoing growth.

➢	Seasoned management team with strong industry track record. We have a seasoned team of senior executives with an average of more than 15 years of experience in online technology and financial services at companies such as Experian, Silicon Valley Bank, JPMorgan Chase and GE Capital, led by Ken Rees, a financial services industry veteran with more than 20 years of experience, who is regarded as one of the leading advocates of responsible credit in the non-prime lending space. Mr. Rees was named Regional Entrepreneur of the Year by Ernst & Young in 2012 in recognition of his achievements in the online lending sector. The team oversaw the origination of $4.0 billion in credit to more than 1.6 million consumers for the combined current and predecessor products that were contributed to Elevate in the Spin-Off. Additionally, the team has a proven track record of managing defaults through the last decade’s financial crisis. From 2006 to 2011, the principal charge-offs of Elevate’s legacy and predecessor credit products remained comparatively flat compared to credit card charge-off rates which nearly tripled during the same period. Elevate was certified as a “Great Place To Work” in 2016 and named as one of the country’s “Best Medium Workplaces” and most recently as one of the “Best Workplaces in Texas” by consulting firm Great Place to Work and Fortune. We believe this reflects our commitment to build a strong and lasting company and corporate culture.

OUR GROWTH STRATEGY

To achieve our goal of being the preeminent online lender to the New Middle Class, we intend to execute the following strategies:

➢	Continue to grow our current products into dominant brands. Our current generation of products, Rise, Elastic and Sunny, were launched in 2013. Given strong consumer demand and organic growth potential, we believe that significant opportunities exist to expand these three products within their current markets via existing marketing channels. As non-prime consumers become increasingly familiar and comfortable with online and mobile financial services, we also plan to capture the new business generated as they migrate away from less convenient legacy brick-and-mortar lenders.

➢	Widen the credit spectrum of borrowers served. We continue to evaluate new product and market opportunities that fit into our overall strategic objective of delivering next-generation online and mobile credit products that span the non-prime credit spectrum. For example, we are evaluating products with lower rates that would be more focused on the needs of near-prime consumers. In addition, we are continually focused on improving our analytics to effectively underwrite and serve consumers within those segments of the non-prime credit spectrum that we do not currently reach.

➢	Pursue additional strategic partnerships. Our progressive non-prime credit solutions have attracted top-tier affiliate partners as a way to serve customers they have acquired. We intend to continue growing our existing affiliate partnerships and will evaluate opportunities to enter into new partnerships with affiliates and retailers and potentially enable non-prime customers to purchase their goods and services on credit. We expect these partnerships to provide us with access to a broad range of potential new customers with low customer acquisition costs. In addition, we will pursue further strategic partnerships with banks.

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➢	Expand our relationship with existing customers. Customer acquisition costs represent one of the most significant expenses for online lenders. We will seek to expand our strong relationships with existing customers by providing qualified customers with new loans on improved terms or offering other products and services. We believe we can better serve our customers with improved products and services while, at the same time, achieving better operating leverage.

➢	Enter new markets. We will explore pursuing strategic opportunities to expand into additional international and domestic markets. However, we plan to take a disciplined approach to international expansion, utilizing customized products and in-market expertise. As reflected in our approach to entering the UK market, we believe that local teams with products developed for each unique local market will ultimately be the most successful. We currently do not expect to undertake any international expansion in the near term.

OUR PRODUCTS

Rise, Elastic and Sunny are exclusively available through online and mobile devices. These products reflect the deep experience of our management team in the online non-prime lending industry and utilize leading technology and proprietary risk analytics to effectively manage profitability and optimize the customer experience.

Each of these products reflects our “Good Today, Better Tomorrow” mission and offers competitive rates and responsible lending features along with credit building and financial wellness tools. Our products have rates on subsequent loans that can decrease over time (installment loan products), no punitive fees, a five day “Risk Free Guarantee,” credit bureau reporting, free credit monitoring (in the US), and online financial literacy videos and tools.

Rise, Elastic and Sunny each follow distinct regulatory models, providing diversification across different regulatory frameworks. Rise operates under licenses from each state it serves and is additionally regulated by the CFPB, Elastic is a bank-originated credit product that is offered in 40 states across the US and is regulated by the FDIC, and Sunny is a UK credit product regulated by the Financial Conduct Authority, or the “FCA.”

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Year launched	2013	2013	2013
Product type	Installment	Line of credit	Installment
Geographies served(1)	US – 15 states	US – 40 states	UK
Loan size	$500 to $7,000(5)	$500 to $3,500	£100 to £2,500
Loan term(2)	4-26 months	Up to 10 months	6-14 months
Repayment schedule	Bi-weekly, semi-monthly, or monthly	Bi-weekly, semi-monthly, or monthly	Bi-weekly, semi-monthly, or monthly
Prepayment penalties	None	None	None
Pricing(3)	36% to 299%(6) annualized. Rates drop by 50% after 24 months of payments, and to 36% after 36 months of payments	Initially $5 per $100 borrowed plus up to 5.0% of outstanding principal per billing period	10.5% to 24% monthly
Other fees	None	None	None
Combined loans receivable principal(1)	$268.0 million	$170.2 million	$43.0 million
% of Combined loans receivable principal(1)	55.7%	35.4%	8.9%
Combined loans originated – principal	$477.3 million	$366.4 million	$234.4 million
Top three states as a percentage of combined loans receivable – principal(1)	CA (32%), GA (18%),	FL (15%), CA (9%),	N/A
	OH (9%)	TX (8%)
Effective APR of combined loan portfolio(1)(4)	156%	91%	230%

(1)	As of or for the year ended December 31, 2016. Includes loans originated through CSO programs.
(2)	Elastic term is based on minimum principal payments of 10% of last draw amount per month.
(3)	In Texas and Ohio, Rise charges a CSO fee instead of interest. See “Management’s discussion and analysis of financial condition and results of operations—Key Financial and Operating Metrics—Revenue growth—Revenues.” Rise interest rates may differ significantly by state. See “—Regulatory Environment—APR by geography” for a breakdown of the APR for each of our products. Rise interest rates of 36% are available to qualified customers based on on-time repayment history.
(4)	Elastic is a fee-based product. The number shown is based on a calculation of an effective APR.
(5)	Maximum loan size of $7,000 available in Georgia.
(6)	As of March 31, 2017. Some legacy customers will have rates as high as 365%, the previous maximum rate.

Rise—US installment loans

Rise is an installment loan product currently available in 15 states in the US. After 24 months of on-time payments, eligible customers receive a 50% rate reduction on their next loan, limited to a resulting rate of 36%. After an additional 12 months of on-time payments on a subsequent loan, rates on new loans drop to 36% for qualifying customers. As of December 31, 2016, approximately two-thirds of Rise customers in good standing had received a rate reduction. As of December 31, 2016 more than 60% of Rise customers in good standing had refinanced or taken out a subsequent loan. The average effective APR across the Rise portfolio was approximately 156% for the year ended December 31, 2016, which we believe is more than 50% lower than the average effective rate of a typical payday loan, based on the CFPB’s findings that the average APR for a payday loan is approximately 400%.

As a result of differing state laws, the structure of Rise varies. Rise is currently offered as an installment loan product. In future state offerings, Elevate may explore making a line of credit product available in the Rise program. In Texas and Ohio, Rise is available through a CSO program that provides consumers

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access to installment loans offered by a third-party lender. See “Certain Conventions Governing Information in this Prospectus—Presentation of information related to our products.”

We utilize risk-based pricing across the portfolio and we periodically review and adjust pricing. As a result, we have recently reduced the maximum rate offered to Rise customers by 20%, from 365% to 299%.

Elastic—US bank-originated lines of credit

Elastic, currently available in 40 US states, is a line of credit designed to be a financial safety net for non-prime consumers. It is originated by a third-party lender, Republic Bank. See “Management’s discussion and analysis of financial condition and results of operations—Components of our Results of Operations—Revenues.” Elastic offers a maximum credit limit of $3,500 and charges an initial advance fee of $5 for each $100 advanced against the credit line, as well as a fixed charge of approximately 5% of open balances each payment period. Elastic’s effective APR based on this was approximately 91% for the year ended December 31, 2016, more than 75% lower than the average effective rate of a typical payday loan, based on the above-mentioned findings by the CFPB. There are no origination fees, monthly fees, late fees, over-limit fees or fees for returned payments on the product. Additionally, consumers must make a 10% mandatory principal reduction each month designed to encourage the full repayment of the original loan amount in approximately ten months or less.

Under the terms of our agreement with Republic Bank, we provide them with marketing services related to the Elastic program and license them our website, technology platform and proprietary credit and fraud scoring models to originate and service Elastic customers. However, as the originator of the Elastic lines of credit, Republic Bank reviews and approves all marketing materials and campaigns and determines the underwriting strategies and score cutoffs used in processing applications. In addition, Republic Bank defines all program parameters and provides full compliance oversight over all aspects of the program. Our platform supports Republic Bank’s operational and compliance activities related to the Elastic program. See “Management’s discussion and analysis of financial condition and results of operations—Overview” regarding the structure of Elastic and how we recognize revenue associated with Elastic loans.

Sunny—UK installment loans

Sunny is our UK installment loan product, currently offering loans of up to £2,500. Rates range from 10.5% per month to 24% per month. Like Rise, Sunny customers may receive higher credit lines and interest rate reductions over time. In addition, Sunny offers a “no-fee guarantee.”

Although it is a relatively new entrant to the market, we believe Sunny has become one of the top three non-prime loan products in the UK according to data provided by a credit reporting agency. Sunny is a differentiated offering based on a wider range of loan amounts, lower rates, price promotions and more flexible repayment options than most other providers in the UK short-term lending market.

ADVANCED ANALYTICS AND RISK MANAGEMENT

The non-prime lending challenge

Traditional underwriting requires manual review of physical documents and human credit decisions. This is inconvenient for customers and for lenders it is resource-intensive, time-consuming and can lead to

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inconsistent results. “Fintech” lenders have recently used Big Data techniques to revolutionize the offering of credit. Instant credit decisions and automated processes are increasingly the norm for innovative online lenders such as Lending Club, SoFi and Prosper (for prime consumer credit), Avant (for near-prime consumer credit) and OnDeck (for small business loans).

In non-prime consumer lending, however, the analytical challenges are significantly greater. Traditional credit scores like FICO are poorly correlated with risk for non-prime consumers. Whereas prime consumers have established positive credit histories with traditional credit products and very little derogatory information, non-prime consumers are more varied and difficult to underwrite since they may have significant derogatory credit history or no credit history at all. Because of the wider variety of credit backgrounds and higher credit risk, automated analytical techniques for underwriting non-prime consumers must be much more sophisticated.

We use our deep insights into non-prime consumers and extensive experience serving over 1.6 million customers with $4.0 billion in credit to develop differentiated analytical techniques and scores to better underwrite and price credit for the New Middle Class. This approach provides for extremely high levels of automation in the underwriting process and has been proven to be effective, resulting in stable credit performance for our predecessor products through the last decade’s financial crisis and continued improvements since launching the current generation of products. See “—History of stable credit quality through the economic downturn.” Furthermore, we invest significant resources into the research and development of new data sources and new analytical techniques to continue to improve our capabilities.

DORA risk analytics infrastructure

Unlike prime lenders who can use off-the-shelf credit scores such as FICO or build custom scores with limited data fields, we believe that successfully underwriting non-prime consumers in an online environment requires access to a much wider variety of data including not only traditional credit attributes and application information, but also website behavior, internal information, bank account information, social media information, email and phone number information, among others. Because continued leadership in non-prime underwriting is essential to drive growth, support further rate reductions to customers, and manage losses, we have made substantial investments in our DORA risk analytics infrastructure and in the development of the latest generation of our underwriting scores and strategies. The DORA risk analytics infrastructure utilizes a massive (greater than 40 terabyte) Hadoop database composed of more than ten thousand potential data variables related to each of the more than 1.6 million customers we have served and the over 5 million applications that we have processed including performance data from our funded customers. Hadoop is a software ecosystem that allows for the data in massive databases to be spread across thousands of servers with little reduction in performance. DORA is Elevate’s proprietary “Data Ocean for Risk Analytics” database that uses the Hadoop ecosystem to process data without slowing down performance. Our team of over 35 data scientists uses DORA to build and test scores and strategies across the entire underwriting process described below (see “—Segmentation strategies across the entire underwriting process”). DORA supports a variety of analytical techniques and model outputs from traditional multivariate regression to machine learning and artificial intelligence. We believe this Big Data approach and investment is foundational to our ongoing initiatives to improve underwriting and lower rates to our customers.

Segmentation strategies across the entire underwriting process

Based on our extensive experience and track record in the industry, we have found that FICO and other monolithic credit scores are inadequate for the non-prime market. Instead, we have used our DORA risk analytics infrastructure to develop an array of proprietary scores and strategies using highly predictive data sources and advanced analytical techniques targeting unique customer segments and marketing channels as well as different fraud types. This analytical approach, while more complex than most prime

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underwriting approaches, allows us to serve an expanding set of non-prime consumer segments and marketing channels while maintaining stable credit quality and acceptable customer acquisition costs. We use this approach across the entire underwriting process for both new and former customers, as described in the following chart:

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Segment specific credit scores

We use our proprietary DORA risk analytics infrastructure to build targeted credit scores for key customer segments and channels. Based on our segmentation model, we utilize highly predictive data (including nationwide credit reporting agencies or “NCRA,” non-prime bureau data, and wide-ranging alternative data sources, as well as internally collected proprietary customer credit performance history) and analytical techniques (including multivariate regression, machine learning and artificial intelligence techniques) to achieve a high level of accuracy for our scores. For instance, for “prime-ish” consumers who have access to traditional credit sources but supplement them with non-prime credit, we use NCRA data extensively in our proprietary credit and fraud scoring models. For “challenged” consumers who have derogatory NCRA credit information and, as a result, non-prime credit data is more relevant, our proprietary credit and fraud scoring models leverage data provided by non-prime credit bureau sources like Clarity and Teletrack. For “credit invisibles” with limited or no credit history, we may utilize a host of alternative data sources, such as detailed bank account data as well as the duration for which an applicant has used the same mobile phone number or used an email address. Our definitions of our customer segments and the ways they affect our credit scoring models evolve over time.

We assess over 10,000 data inputs while developing our segmented credit models. We are focused on increasing the pace of our remodeling efforts using our DORA risk analytics infrastructure and plan to release updated proprietary credit scores on an approximately quarterly basis.

Targeted fraud scores

In addition to our segment-specific credit scores, we have developed targeted fraud scores for different types of fraud. For instance, we have found that first-party fraud (when the loan applicant provides correct identity information but has no intent of repaying the loan), third-party fraud (when the applicant has stolen someone else’s identity information) and bank account fraud (when the borrower intends to shut down his or her account shortly after receiving the proceeds from the loan) are fundamentally different and require unique analysis and risk management tools.

Our proprietary fraud scores are built from over 10,000 available data inputs from our DORA risk analytics infrastructure and make extensive use of non-linear (e.g., machine learning) analytical tools and techniques. Examples of data sources that we have found to be predictive in our fraud scores include IP address information, how applicants use our website (including pages viewed), and email and bank account information as well as identity information provided by third parties.

Affordability analysis and line offers

Although not currently required by US federal law, we proactively assess the affordability of our products for our customers. We use multiple approaches including debt to income, payment to income and full budgeting (required by UK regulations), based on third-party and self-reported information, and continue to evaluate the effectiveness of each approach. Where applicable, we integrate real-time bank account information into our affordability scores. Our affordability assessment impacts both the decision of whether to provide the loan, as well as the maximum amount to offer. We use an enhanced affordability analysis that integrates previous payment history to underwrite current customers seeking to refinance their loan and for former customers requesting additional credit.

Customer management

In addition to underwriting new customers, we have built scores and strategies for underwriting customers who have paid off their initial loan and are looking for a new loan, or for customers who may

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want to refinance their current loan, typically for a larger amount and a lower rate. These scores and strategies reassess the customer’s creditworthiness integrating their payment history on previous loans. Based on this information and revised affordability analysis, the customer is either offered a new maximum loan amount and APR or declined for additional credit.

Fully automated, near-instant credit decisions

Credit and fraud determinations are made in seconds and approximately 95% of loan applications for all products are fully automated with no manual review required, based on our proprietary credit and fraud scoring models, and affordability assessments. Once approved, the customer is provided the loan amount and relevant terms of the credit being offered. Of the approximately 5% of loan applications requiring manual review, in the US, the majority require further documentation, which can be provided via scanning, fax, email or mail, others may have failed a fraud rule in the applicable underwriting methodology, and are managed based on the rule failed, and others are reviewed to address “know your customer” and/or OFAC requirements. In the UK, of the loan applications requiring manual review, the vast majority require further verifications or other forms of identification, while the remaining portion requires further review based on fraud alerts by an industry database of fraudulent consumer activity, known as CIFAS. We provide declined customers with the reasons for the decision as per regulatory requirements.

Elevate fraud detection agents manually review a limited number of applicants based on the results of the fraud scores and any discrepancies in the application data they provide (such as identity information prior to the funding of the loan). Fraud detection specialists generate and review intraday reports to identify cross-application fraud risk and use such reports to flag additional loan applications requiring review. Elevate fraud detection agents use sophisticated link analysis of application information to identify potentially fraudulent activity and pursue additional investigation if they suspect fraud.

History of stable credit quality through the economic downturn

We bring extensive experience in managing defaults through the most recent financial crisis. Including products that preceded our current generation of credit products, we have provided $4.0 billion in credit to more than 1.6 million non-prime consumers since 2002. As the following chart indicates, our management team delivered stable credit quality for our predecessor products through the last decade’s financial crisis. The chart below also presents the levels of volatility experienced by the US credit card industry over the same period.

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(1)	Elevate legacy predecessor credit product from 2006-2011. Includes losses related to credit and fraud.
(2)	Years presented pre-date the Spin-Off. For recent cumulative loss rates by vintage, see “Management’s discussion and analysis of financial condition and results of operations—Key Financial and Operating Metrics—Credit quality.”
(3)	Credit card information based on Federal Reserve data.

Commitment to research and development

We have built a team of over 35 data scientists in our Risk Management department including over 25 staff members with advanced degrees and eight with PhDs. Our Advanced Analytics team is primarily focused on analysis of new (typically non-traditional) data sources and analytical techniques. We believe our commitment to research and development in risk analytics results in consistently improving capabilities, which give us an on-going competitive advantage in the market by allowing us to scale our business while providing savings back to our customers in the form of lower rates.

OUR SALES AND MARKETING CAPABILITIES

Multi-channel approach to customer acquisition

Online providers of non-prime credit generally rely on third-party lead generators for customer acquisition, which we believe limits growth and provides challenges to achieving cost and quality targets. In contrast, we rely primarily on direct marketing channels, which support improved CAC, faster growth and heightened brand awareness. The following chart shows the percentage of total customers attributable to each marketing channel for the year ended December 31, 2016, as well as the portions attributable to direct marketing channels and indirect marketing channels.

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Our multi-channel approach is demonstrated by the following:

➢	Direct mail: More than 61 million preapproved credit offers mailed during the year ended December 31, 2016;

➢	TV and mass media: Both brand and direct response-oriented campaigns launched for Rise and Sunny;

➢	Strategic partnerships: Multiple partnerships with large customer aggregators to drive traffic;

➢	Paid search: Approximately 400,000 keywords actively managed; and

➢	Other digital campaigns: Social media platforms and banner ads, among others.

Analytically-driven channel optimization

Each new marketing channel we introduce requires extensive testing and optimization before it can be scaled cost-effectively and requires significant on-going analytical support. For instance, we spent three years developing, testing, and optimizing our response and credit models for preapproved direct mail campaigns to achieve an acceptable CAC for this channel. As a result, direct mail is now our largest and most profitable marketing capability, and we continue to identify new analytical approaches that help expand the addressable market through the direct mail channel.

Similarly, we have been piloting and refining TV campaigns for the past two years in both the US and UK markets in order to achieve target CAC levels. Rigorous testing of different creative messages, spot durations, “day-parting” and “pulsing” marketing strategies, and network targeting strategies have achieved significant improvements in performance. Based on these improvements, we are now aggressively expanding TV advertising. We believe TV and other mass media channels are essential to achieve brand awareness and market leadership for our products.

We are currently conducting large-scale tests of new digital and social channels that are showing strong initial results. Pilots with Facebook and other social media providers, including campaigns focusing on

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re-targeting strategies, have proven to generate meaningful lift in customer conversions and are expected to be integrated and scaled following the initial tests and refinements.

We expect to continue to expand growth in all of the above channels based on improved customer targeting analytics and increasingly sophisticated response models that allow us to enhance our marketing reach while maintaining our target CAC. Our dedicated channel management teams continually monitor and manage campaign effectiveness. We believe our investment in developing multiple customer acquisition channels provides a significant competitive advantage over other online non-prime lenders who rely primarily on lead generators.

Integrated channel management

In addition to optimizing the performance of each channel, we are increasingly using integrated channel management strategies to improve marketing impact and enhance brand-building. We have found that coordinating the timing of individual channel campaigns and leveraging creative across channels can accelerate growth at lower costs.

TV has become a key accelerator for integrated channel management. Because of the ability of TV advertising to help build trusted brands and expand customer awareness, we have invested extensively in TV campaigns in both the US (for Rise) and the UK (for Sunny). For the Rise campaign, we licensed the song Eye of the Tiger from Survivor (commonly recognized as the soundtrack for Rocky III). In the UK, we licensed the 1960’s song Sunny by Bobby Hebb. By using elements from the TV creative across other channels, we have increased the response from these other channels. In addition, we have learned to “pulse” our TV placements to coincide with large direct mail campaigns, which significantly improves customer acquisition results across both channels.

Strategic partner development

Rather than utilizing lead generators who are often accused of deceptive practices, we have focused on developing relationships through large strategic partnerships. A customer is referred to us through a strategic partner by clicking on a banner ad that takes them to the advertised product’s website. Large strategic partnerships with companies allow us to better control customer application quality and CAC. We have contractual relationships with such partners whereby we pay a fee per loan funded per application approved or per banner clicked through. Because the customer completes the loan application on our website, rather than on a lead generator’s site, we control the messaging received by the customer about our products. Credit Karma and money.co.uk are our two largest strategic partners in terms of fees paid. Fees paid to strategic partners do not comprise a material portion of our total expenses.

We expect our relationships with strategic partners to expand over time, and we will evaluate opportunities to enter into new partnerships with affiliates and retailers to potentially enable non-prime

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customers to purchase goods and services on credit. We also have the ability to make targeted offers with discounted rates to strategic partners who we believe have higher quality applicants.

Customer relationship optimization

Our sales and marketing efforts are not only focused on acquiring new customers. We also market to current and former customers for additional or improved offers of credit.

Based on rigorous creditworthiness and affordability analysis, we typically offer increased credit lines to former customers—often at lower rates. Also, subject to our usage caps, we may offer current customers the ability to refinance loans to receive additional funds (in the US). We use both email and text messaging campaigns to reach customers with additional credit offers.

We have witnessed strong repeat customer use of our products. Historically, more than 67% of customers who repay their loan have taken out an additional loan, typically at a lower rate. Because there is no additional CAC for originating those additional loans, these transactions are highly profitable and can support offering a lower APR for consumers. Similarly, approximately 70% of eligible US customers in good standing have historically refinanced their loan or made an additional draw on their credit line at some time.

OUR TECHNOLOGY PLATFORM AND INFORMATION SECURITY

Underlying our innovative product features and scalable loan processing and servicing is our flexible IQ technology platform. In addition to a proven ability to scale, our IQ technology platform supports compliant application and loan processing and business controls. We have optimized the platform for mobile device access, utilize a cloud-based architecture for consumer-facing components of the website, and have created an industry leading decision engine that enables our sophisticated scores and underwriting strategies and supports ongoing testing and optimization of them. Also, because we collect and store extensive amounts of consumer information, we have invested in best practice levels of information security.

Flexible and scalable IQ technology platform

We call our end-to-end loan origination, decisioning, loan management and servicing system the IQ technology platform. We believe it integrates the best available third party loan modules under our proprietary architecture. This has allowed us to rapidly launch new products, modify product functionality and ensure regulatory compliance. In fact, all three of our current generation of credit products were released in 2013, highlighting the flexibility and scalability of our technology.

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Our IQ technology platform includes proprietary architecture and messaging that facilitates high-availability, scalability and flexibility for changing product features. It supports both open-end (lines of credit) products as well as closed-end (installment loans) and is easily configurable for new pricing and term structures, whether in response to regulatory changes or competitive opportunities. Currently, the IQ technology platform supports our US products, Rise and Elastic. We plan to migrate Sunny from its legacy technology platform to the IQ technology platform in the future as business needs dictate. The core functionality of the IQ technology platform is illustrated below.

Mobile-first approach to user interface development

Currently, over half of our loan applications come from mobile rather than desktop devices. The customer-facing portions of our products for both desktop and mobile interfaces are designed with a focus on user-friendly design and cross-platform mobility.

Cloud-based Web-IQ front-end

We host our customer-facing IQ technology platform web pages, or “Web-IQ,” in the cloud to support personalized URLs, rapid prototyping, and testing and optimization of user interfaces. Our Web-IQ

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front-end supports different user application flows for different customers depending on what channel they came through and how risky we believe they are. Web-IQ allows our marketing and user experience teams to rapidly test new application flows on small percentages of inbound traffic to determine the impact of such changes on loan conversion, underwriting accuracy, and customer satisfaction prior to full deployment.

Sophisticated decision engine

Our sophisticated analytics approach requires us to manage numerous credit and fraud scores and strategies for each of our products, customer segments and marketing channels. In addition, because of our commitment to innovation and research and development, we are regularly conducting testing of new scores, data providers and analytical techniques. This requires an extremely flexible yet compliant decision engine. Our decision engine is a key component of the IQ technology platform and allows our Risk Management team to rapidly implement tests that control and measure the performance of new scores, data providers and analytical techniques against the existing best versions of each. In particular, the decision engine can rapidly integrate with new data providers and test a randomly selected percentage of application traffic with new scores and track their performance against existing scores.

All aspects of our underwriting process are controlled through components of the IQ technology platform, from the credit and fraud scores to the various product affordability assessments, to the instant decisioning and credit assignment process and even including the fraud and verifications activities performed by fraud agents. In this manner we have enhanced automation and have instituted tight controls over the entire decisioning process.

Best practice approach to information security and system reliability

Because we store extensive amounts of customer personally identifiable information, or “PII,” we take our obligations to protect that information and avoid data breaches very seriously. PII in the IQ technology platform is encrypted and we conduct regular audits of our security protocols via third party intrusion detection and vulnerability scans and penetration testing. These activities are supplemented with real-time monitoring and alerting for potential intrusions.

We have fully redundant data centers in place. Full disaster recovery and business continuity plans and tests have been completed, which help to ensure our ability to recover in the event of a disaster or other unforeseen event.

COMPETITIVE OVERVIEW

The competition in our market is composed of both legacy brick-and-mortar and online credit providers. We compete with providers that offer products in the following categories:

➢	Non-prime installment loans

➢	Non-prime credit cards

➢	Pawn loans

➢	Payday loans

➢	Title loans

➢	Rent to own

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In addition, bank overdrafts often function as an expensive form of emergency credit. According to a 2008 study by the FDIC, bank overdraft fees can have an effective APR greater than 3,500%, depending upon the amount of the overdraft transaction and length of time to bring the account positive.

Most legacy non-prime lenders still operate primarily out of legacy brick-and-mortar locations and require extensive documentation and face-to-face interactions. With online and mobile-only products, Elevate eliminates the potential need for our customers to drive across town and stand in line to apply for credit. In fact, with our products, the credit determination is made in seconds and approximately 95% of loan applications are fully automated with no manual review required.

There are few providers attempting to deliver lower-cost, online non-prime credit products similar to ours. Although there are a number of technology-enabled financial services companies that target prime and near-prime customers, including LendingClub, Prosper and Avant, there are only a limited number of comparable online competitors in the non-prime lending space, such as LendUp and NetCredit in the US and Pounds-to-Pocket in the UK. We expect more entrants in this space as this market continues to develop. We also believe that it would require significant time and expense for other companies to build technological and analytical platforms similar to ours, which is geared towards serving non-prime consumers. While other lenders may use proprietary or off-the-shelf lending platforms to support their online lending operations, these typically are focused on specific product types, and this makes such platforms inflexible for the kind of product innovation that we have pursued. We are not aware of any off-the-shelf products that support the variety of non-prime products such as those supported by our IQ technology platform and DORA risk analytics infrastructure. Although technology generally can be reverse-engineered over time, we believe our IQ and DORA technology and analytics platforms provide a competitive advantage due to our lead time based on our long history of serving non-prime consumers with multiple credit products. Although TFI holds an undivided co-ownership interest in the IQ technology platform as it existed as of January 1, 2015, without use restrictions on competition or otherwise, we have made significant modifications and improvements to it over the past two years. See “Certain relationships and related party transactions—Spin-Off Agreement with TFI—Separation and distribution agreement, Treatment of assets and liabilities” for more information.

The online non-prime credit market in the US is extremely fragmented and most lenders source customers from lead generation companies, resulting in low brand recognition. Unlike these competitors, we have made a significant investment in establishing a direct-to-consumer, integrated multi-channel marketing capability using direct mail, TV, search engine marketing, and digital campaigns, which we believe creates a unique opportunity for Rise and Elastic to become dominant and trusted brands in this space.

In the UK, online non-prime credit products are established, but have faced increased regulatory scrutiny. An industry-wide re-licensing process with the FCA has been undertaken in the UK over the past two years and has reduced the number of credit providers in the market as smaller and medium sized providers have consolidated or exited. The two other largest lenders in the market, Wonga and QuickQuid, are reported to have experienced significant reductions in originations and loans outstanding due to the regulatory changes. Facilitated by distinctive TV campaigns, Sunny has already become one of the most well-known brands in the space and we believe that Sunny has an opportunity to take significant market share over time based on our improved customer value proposition and analytics.

REGULATORY ENVIRONMENT

The online consumer loan products we currently offer are subject to a range of laws, regulations and standards that address consumer lending, credit services, consumer protections and reporting,

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information sharing, marketing, debt collection, data protection, state licensing and interest rate and term limitations, among other things.

All products are subject to supervision, regulation and/or enforcement by numerous regulatory bodies—from state regulators and attorneys general, federal regulators, like the CFPB, the FTC and in some cases the FDIC, and the FCA in the UK. Consistent with regulatory expectations, we have an extensive compliance program and internal controls. As of the date of this prospectus, we have not been examined by the CFPB or the FCA, but we have had numerous state examinations.

For a discussion of the risks related to our regulatory environment, see “Risk factors—Other Risks Related to Compliance and Regulation.”

US regulation

State and local regulation and licensing

Rise is regulated under a variety of enabling state statutes. The scope of state regulation, including permissible interest rates, fees and terms, varies from state to state. Some states require specific disclosures, mandate or prohibit certain terms and limit the maximum interest rate and fees that may be charged. Where licensing or registration is required, we and our lending partners are subject to extensive state rules, licensing and examination. Failure to comply with these requirements may result in, among other things, refunds of excess charges, monetary penalties, revocation of required licenses, voiding of loans and other administrative enforcement actions. Rise is available in the following 15 states: Alabama, California, Delaware, Georgia, Idaho, Illinois, Mississippi, Missouri, New Mexico, North Dakota, Ohio, South Carolina, Texas, Utah and Wisconsin. Rise may also be subject to additional municipal regulations and ordinances related to, for example, certain non-bank loan products and debt collection. The scope of municipal regulations and ordinances vary.

US federal regulation

Truth in Lending Act.    Both Rise, an installment loan product, and Elastic, a bank-originated line of credit product, are subject to the federal Truth in Lending Act, or “TILA,” and its underlying regulations known as Regulation Z. TILA and Regulation Z require creditors to deliver disclosures to borrowers during the life cycle of a loan—at application, at account opening or at consummation and for open-end credit products, such as Elastic, periodically.

The disclosure rules differ depending upon whether the product is an open-end credit, such as Elastic, or closed-end credit, such as Rise. Under the appropriate disclosure rules, the originating creditor is required to provide borrowers with key information about the loan, including, for open-end credit, the annual percentage rate, applicable finance charges, transaction and penalty fees, and, for closed-end loans, the annual percentage rate, the finance charge, the amount financed, the total of payments, the number and amount of payments and payment due dates.

Regulation Z and TILA also provide consumers with substantive consumer protections. Specifically, pursuant to Regulation Z and TILA, loan products are subject to special rules for calculating annual percentage rates, advertising, and for open-end credit, rules for resolving billing errors.

Fair Credit Reporting Act.    We are also subject to the Fair Credit Reporting Act, or the “FCRA,” and similar state laws, as both a user of consumer reports and a furnisher of consumer credit information to

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credit reporting agencies. The FCRA and similar state laws regulate the use of consumer reports and reporting of information to credit reporting agencies. Specifically, the FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers, including when an adverse action, such as a loan declination, is based on information contained in a consumer report.

We only obtain and use consumer reports subject to the permissible purpose requirements under the FCRA. The FCRA permits us to share our experience information, information obtained from credit reporting agencies, and other customer information with affiliates. We comply with notice and opt out requirements for prescreen solicitations and for certain information sharing under the FCRA. We also have implemented an identity theft prevention program to fulfill the requirements of the Red Flags Regulations and Guidelines issued under the Fair and Accurate Credit Transactions Act, or the “FACT Act.”

In meeting our duties to furnish consumer credit information to consumer reporting agencies, we:

➢	furnish consumer credit information pursuant to the METRO 2 guidelines;

➢	establish and maintain procedures regarding the accuracy and integrity of the consumer credit information we report; and

➢	establish and maintain procedures to conduct timely investigations of customer disputes (received directly from customers or through credit reporting agencies) regarding the consumer credit information we report to the consumer reporting agencies.

Equal Credit Opportunity Act.    The federal Equal Credit Opportunity Act, or the “ECOA,” generally prohibit creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act. Regulation B, which implements ECOA, restricts creditors from requesting certain types of information from loan applicants and from using advertising or making statements that would discourage on a prohibited basis a reasonable person from making or pursuing an application.

In the underwriting of loans offered through our online platform, and with respect to all aspects of the credit transaction, we, our lending partners and marketing affiliates must comply with applicable provisions prohibiting discouragement and discrimination.

ECOA also requires creditors to provide consumers with timely notices of adverse action taken on credit applications. A prospective borrower applying for a loan but denied credit is provided with an adverse action notice.

FTC Act and Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.    Both the FTC and CFPB regulate the advertising and marketing of financial products and services. The FTC is charged with preventing unfair or deceptive acts or practices and false or misleading advertisements, and the CFPB is charged with preventing unfair, deceptive, or abusive acts and practices, all of which can erode consumer confidence. All marketing materials related to our products must also comply with the advertising requirements set forth in TILA.

Military Lending Act.    The Military Lending Act, or “MLA,” restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents. The MLA caps

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the interest rate that may be offered to a covered borrower to a 36% military annual percentage rate, or “MAPR,” which includes certain fees such as application fees, participation fees and fees for add-on products. Prior to a recent amendment of the rules under the MLA, the MLA applied only to certain short term loans. The rules amendment extends the 36% rate cap to most types of consumer credit. The MLA also requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product. The amended MLA rules became effective on October 1, 2015 and applies to transactions consummated or established after October 3, 2016 for all credit products subject to the rules except credit cards, which have a later operative date.

The MLA, as amended, covers the Elastic and Rise products and restricts our ability to offer our products to military personnel and their dependents. Failure to comply with the MLA may limit our ability to collect principal, interest, and fees from borrowers and may result in civil and criminal liability that could harm our business.

The Servicemembers Civil Relief Act.    The federal Servicemembers Civil Relief Act, or “SCRA,” and similar state laws apply to certain loans made to certain members of the US military, reservists and members of the National Guard and certain dependents. The SCRA limits the interest rate a creditor may charge or certain collection actions a creditor may take on certain loans while a servicemember is on military duty.

The Electronic Signatures in Global and National Commerce Act.    The federal Electronic Signatures in Global and National Commerce Act, or “E-SIGN,” and similar state laws, particularly the Uniform Electronic Transactions Act “UETA,” authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. E-SIGN and UETA require businesses that use electronic records or signatures in consumer transactions and provide required disclosures to consumers electronically, to obtain the consumer’s consent to receive information electronically. When a borrower is provided electronic disclosures, we obtain his or her consent to transact business electronically, to receive electronic disclosures and maintain electronic records in compliance with E-SIGN and UETA requirements. We also follow similar state e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

Electronic Fund Transfer Act.    The Electronic Fund Transfer Act of 1978, or “EFTA,” protects consumers engaging in electronic fund transfers. The EFTA is implemented through Regulation E, which includes an official staff commentary. The Dodd-Frank Act transferred rule-making authority under the EFTA from the Federal Reserve Board to the CFPB and, with respect to entities under its jurisdiction, granted authority to the CFPB to supervise and enforce compliance with EFTA and its implementing regulations. Borrowers of our products often choose to repay by electronic fund transfers and, accordingly, a written authorization, signed or similarly authenticated, may be required in connection with auto-pay features. Restrictions on how consumers choose to pay or how lenders comply with electronic fund transfers could impact our current business processes.

To the extent a borrower repays his or her payment obligation through electronic fund transfers, the EFTA and its implementing regulations apply. EFTA contains restrictions, requires disclosures and provides consumers certain rights relating to electronic fund transfers.

Fair Debt Collection Practices Act.    The federal Fair Debt Collection Practices Act, or the “FDCPA,” provides guidelines and limitations on the conduct of third-party debt collectors and debt buyers when collecting consumer debt. While the FDCPA generally does not apply to first-party creditors collecting their own debts or to servicers when collecting debts that were current when servicing began, we use the

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FDCPA as a guideline for all collections. We require all vendors and third parties that provide collection services on our behalf to comply with the FDCPA to the extent applicable. We also comply with state and local laws that apply to creditors and provide guidance and limitations similar to the FDCPA.

Unfair, Deceptive, Abusive Acts and Practices.    The Dodd-Frank Act prohibits “unfair, deceptive or abusive” acts or practices, or “UDAAPs.” The CFPB has found UDAAPs in most phases in the life cycle of a loan, including the marketing, collecting and reporting of loans. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantages of vulnerable consumers, such as elderly or low-income consumers. All products and services provided by Elevate and its vendors in the US are subject to the prohibition on UDAAPs.

Gramm-Leach-Bliley Act.    We are also subject to various federal and state laws and regulations relating to privacy and security of consumers’ nonpublic personal information. Under these laws, including the federal Gramm-Leach-Bliley Act, or “GLBA,” and Regulation P promulgated thereunder, we must disclose our privacy policy and practices, including those policies relating to the sharing of nonpublic personal information with third parties. We may also be required to provide an opt-out to certain sharing. The GLBA and other laws also require us to safeguard personal information. The FTC regulates the safeguarding requirements of the GBLA for non-bank lenders through its Safeguard Rules.

Anti-money laundering and economic sanctions.    We and the originating lenders that we work with are also subject to certain provisions of the USA PATRIOT Act and the Bank Secrecy Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. In addition, the Office of Foreign Assets Control prohibits us from engaging in financial transactions with specially designated nationals.

Anticorruption.    We are also subject to the US Foreign Corrupt Practices Act, or the “FCPA,” which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.

Telephone Consumer Protection Act.    We are also subject to the TCPA and the regulations of the FCC, which regulations include limitations on telemarketing calls, auto-dialed calls, prerecorded calls, text messages and unsolicited faxes.

Consumer Financial Protection Bureau

The CFPB, which regulates consumer financial products and services, including consumer loans that we offer, was created in July 2010 with the passage of Title X of the Dodd-Frank Act. The CFPB has regulatory, supervisory and enforcement powers over certain providers of consumer financial products and services.

On May 5, 2016, the CFPB released a proposed rule to prohibit certain providers of consumer financial products and services from including pre-dispute arbitration clauses in new contracts that bar a consumer from filing or participating in a class action with respect to the covered consumer financial product or service, and that would require any covered pre-dispute arbitration agreement to include specific disclosure to that effect. The proposal also requires a covered provider that uses pre-dispute arbitration agreements to submit certain arbitral records to the CFPB. Unless significant changes are made to the proposal, we believe that the CFPB’s final rule is likely to increase class action exposure and litigation expense. Comments on the proposed rule were due August 22, 2016 and the CFPB has proposed that a final rule would become effective 180 days after publication in the Federal Register.

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On June 2, 2016, the CFPB also released proposed rules addressing practices of certain providers of payday, vehicle title and certain high-cost installment loans. Under the proposed rules, we could be required to modify the manner in which we make a reasonable determination of a customer’s ability to repay and provide customers notice at least three days before a payment withdrawal attempt, as well as obtain new ACH authorization from a customer following two failed ACH attempts, among other requirements. Comments on the proposed rules were due October 7, 2016, and the CFPB has proposed that final rules would become effective approximately 15 months after publication in the Federal Register.

Also on June 2, 2016, the CFPB issued a Request for Information, or “RFI,” on payday, vehicle title and “payday installment” loans with an emphasis on evaluating penalty fees, ancillary products, garnishments and other collection practices, lead generation practices, price comparison websites and availability of Internet search engines available for consumers to shop for loans to meet their needs. Comments were due November 7, 2016.

On July 28, 2016, the CFPB issued its outline of proposals under consideration for the regulation of debt collection by third-party debt collectors. Once a final rule is promulgated, Elevate will take the necessary steps to ensure that its management and oversight of third-party debt collectors is consistent with the rule.

We also expect the CFPB to continue with its rulemaking regarding the Supervision of Larger Participants in Installment Loan and Vehicle Title Loan Markets, which will enable the CFPB to examine and supervise those markets.

We do not currently know the full extent of the final rules the CFPB will ultimately adopt, and thus, its impact on our activities is uncertain, however the final rules will likely impose limitations on certain loans and services we offer. We believe that the new rules will ultimately reduce potential consumer harm and allow responsible lenders to continue to serve the large and growing need for non-prime credit. As noted above, Republic Bank is supervised and examined by the FDIC. Furthermore, it is not clear whether or not the FDIC, the CFPB, or both will have supervisory authority over Elevate, as a service provider to Republic Bank.

On January 20, 2017, the White House Office of the Press Secretary issued on behalf of President Donald Trump a memorandum to the heads of the executive departments and agencies instructing them to (i) send no new regulation to the Federal Register until a presidentially appointed or presidentially designated agency head has had an opportunity to review the regulation; (ii) immediately withdraw any regulation already sent to the Federal Register but not yet published; and (iii) postpone for 60 days any regulations that have been published in the Federal Register but have not yet taken effect. It is unclear whether this memorandum applies to the CFPB, and it is also unclear whether the new administration will allow any of the CFPB pending rules to be published. Additionally, a recent ruling by the US Court of Appeals for the DC circuit has held that the structure of the CFPB is not constitutional. The CFPB has been granted an en banc hearing on this case. It is not clear what impact this will have on the power and structure of the CFPB and on Elevate.

Federal Trade Commission

The Federal Trade Commission, or “FTC,” enforces the safeguarding requirements of the GLBA against non-banks pursuant its authority to enforce Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices. In addition, the FTC has a history of pursuing

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enforcement actions against non-bank lenders and online lead generators for alleged unfair or deceptive acts or practices in connection with the marketing or servicing of consumer credit products and services. Like the CFPB, the FTC may issue fines and corrective orders that could require us to make revisions to our existing business models. The FTC has jurisdiction over Elevate and its business practices.

Foreign regulation

United Kingdom

In the UK, we are subject to regulation by the FCA and must comply with the FCA’s rules and guidance set forth in the FCA Handbook, the Financial Services and Markets Act 2000, or the “FSMA,” the Consumer Credit Act 1974, as amended, or the “CCA,” and Secondary legislation passed under the FSMA and the CCA, among other rules and regulations. We must also follow the responsible lending and arrears, default and recovery rules, which provide greater clarity for lenders as to business practices that the FCA believes constitute inappropriate lending.

UK regulation and authorization.    Our Sunny product is covered by the extensive regulatory regime promulgated under the FSMA and CCA. The regulatory regime requires firms undertaking consumer credit regulatory activities to be FCA authorized. Regulated businesses must hold FCA authorizations, pay annual fees, follow prescriptive rules on advertising, include minimum and prescribed disclosures within pre-contract, loan and post-contract arrears documentation, regularly report customer complaints information, and maintain robust systems and controls in relation to the conduct of regulated business, including when engaging third-party suppliers.

The UK regime includes an obligation to self-report breaches of the applicable laws and regulations, and the FCA has the power to order regulated firms to pay fines, undertake changes to business models, implement customer remediation programs compensating customers for historic breaches and, among various other enforcement powers, limit or revoke regulatory authorizations. Failure to comply with the technical requirements of CCA and underlying regulations can, among other penalties, render loan agreements unenforceable without a court order or preclude the charging of interest for the period of non-compliance. The courts also have wide powers to determine that a relationship between a lender and customers is unfair and impose equitable remedies in such circumstances.

Equality Act.    The Equality Act 2010 prohibits unlawful direct and indirect discrimination and harassment of applicants and customers when conducting lending services on the basis of nine protected characteristics: age; disability; gender reassignment; marriage and civil partnership; pregnancy and maternity; race; religion or belief; sex; and sexual orientation. These requirements apply to the advertising, underwriting and enforcing of Sunny loans and the handling of complaints regarding Sunny loans.

Marketing laws.    Marketing in all mediums, including television, radio and online, is subject to the detailed advertising rules for the consumer credit industry contained in part 3 of the FCA’s CONC rulebook as well as the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. In particular, all advertisements must be clear, fair and not misleading and include representative cost information and illustrations where particular advertising jargon is included in the material. Certain marketing expressions are also prohibited.

The Advertising Standards Authority, or the “ASA,” has also published specific codes for broadcast and non-broadcast advertising to which we must also adhere. Both the FCA and the ASA tightly monitor

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consumer credit advertising and regularly conduct industry audits of compliance standards. The ASA maintains a complaints framework and investigates legal, regulatory and code breaches raised by both consumers and competitors and publishes public adjudications, which can require firms to amend or completely remove advertisements. Misleading marketing can also constitute a criminal offense under the Consumer Protection from Unfair Trading Regulations 2008 and result in fines from the FCA.

Debt collection practices.    The CCA sets out a formulaic procedure for customers in arrears, applicable when levying default fees and when taking any other steps in relation to default. Firms are required to issue statutory notices in a prescribed format within specific timeframes and include self-help information sheets. Failure to comply has severe consequences, including restricting lender rights to enforce relevant loan agreements, charge interest or any levy applicable default fees. The FCA also expects firms that have failed to comply with these requirements to proactively undertake extensive remediation activities, issuing refunds to customers where appropriate, including in cases where customers have not raised a complaint directly. A number of leading banking groups in the UK have undertaken such remediation activities.

Part 7 of the FCA’s CONC rulebook also sets out detailed rules and guidance for dealing with customers in arrears or default when pursuing recovery. The rules prohibit threatening, aggressive and harassing debt collection communications and practices, impose obligations to treat customers in arrears with forbearance and govern conduct when interacting with debt management firms engaged to resolve over-indebtedness. There are also specific rules on the use of continuous payment authorities as a repayment method that limit the number of repayment attempts that can be initiated by lenders.

Privacy laws.    In the UK, we are subject to the requirements of the DPA and are required to be fully registered as a data-controller under the DPA and comply with industry guidance published by the regulator, the Information Commissioner. The DPA includes data protection principles regarding use, security and notification of the purposes of processing and sharing, which must be followed, as well as rights to access and correct information.

There are also strict rules on the instigation of electronic communications such as email, text message and telephone calls under the Privacy and Electronic Communications (EC Directive) Regulations 2003, which impose consent rules regarding unsolicited direct marketing, as well as the monitoring of devices.

We are subject to laws limiting the transfer of personal data from the European Economic Area to non-European Economic Area countries or territories.

On December 15, 2015, the European Commission finalized the new GDPR, which will replace the existing Data Protection Directive (95/46/EC) and is expected to be implemented in the UK in the first quarter of 2018. The GDPR is more prescriptive than the existing regime and includes new obligations on businesses, for example, to appoint a data protection officer, self-report breaches, obtain express consent for data processing and provide more rights to individuals whose data is processed, including the “right to be forgotten,” by having such individuals’ records erased. Penalties for non-compliance under the GDPR are up to 4% of global turnover for the preceding year.

Anti-money laundering.    We are subject to the Proceeds of Crime Act 2002 and the Money Laundering Regulations 2007, which require the implementation of strict procedures for our business activities. The UK regime includes self-reporting suspicious activities, the appointment of a designated anti-money laundering officer with overall responsibility for the compliance of the business and employees. The legislation also includes several criminal offenses and can result in personal criminal liability.

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Anti-bribery and corruption.    UK firms are subject to the Bribery Act 2010, which introduces a number of individual offenses relating to giving and receiving bribes and dealings with foreign public officials. Commercial organizations can be prosecuted for failure to implement adequate procedures to record, report and prevent bribery.

APR by geography

The table below presents the maximum APR allowed by state for states in which Rise is offered. Sunny is subject to a 24% monthly APR limit, which is nationwide in the UK. Elastic is a fee-based product to which such APR limits are not applicable.

State	Maximum APR allowed by state	Maximum APR Rise charges
Alabama	*	295%
California(1)	*	225%
Delaware(2)	*	299%
Georgia(3)	60%	59.8%
Idaho(2)	*	299%
Illinois	99%	98.8%
Mississippi	*	290%
Missouri(2)	*	299%
New Mexico(2)	*	299%
North Dakota(2)	*	299%
Ohio(2)	*	299%
South Carolina(2)	*	299%
Texas(2)	*	299%
Utah(2)	*	299%
Wisconsin(2)	*	299%

*	As agreed upon between the parties. In California, as agreed upon between the parties for loans over $2,500.
(1)	Minimum loan amount offered in California is $2,600.
(2)	As of March 31, 2017. Some legacy customers will have rates as high as the previous maximum rate for their respective state.
(3)	APR must be less than 60% under applicable state law.

EMPLOYEES

We are committed to building and nurturing a distinctive corporate culture of innovation, excellence collaboration and integrity. Our key company values are:

➢	Think Big. We have always been an innovator in our industry. Ideas, both big and small, are our competitive advantage. We share a responsibility to think out of the box, challenge the status quo and embrace change.

➢	Raise the Bar. Excellence is not a skill. It is a habit—the gradual result of always striving to do better. As a company and as individuals we push ourselves to build on success, learn from failure and get better every day.

➢	Win Together. Our goals are too big to achieve as individuals. Collaboration is not a by-product of our work, it is the primary focus. It is also more fun.

➢	Do the Right Thing. Doing the right thing is not optional. We hold each other to the highest standards and earn our reputation every day.

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Our values are reinforced in all aspects of our employees’ relationship with our company, including during the recruiting process and the bi-annual reviews, and play a large role in the promotion process. In addition, each quarter employees who best exemplify these values are nominated for “Smart Awards” and are selected and recognized at all-company Town Hall meetings.

Elevate was certified as a “Great Place to Work” in 2016. We were named as one of the country’s “Best Medium Workplaces” and most recently as one of the “Best Workplaces in Texas” by consulting firm, Great Place to Work, and Fortune. Elevate was named to the Medium list and Texas list based on a comparison of our employees’ survey responses to responses of hundreds of other certified companies. We believe this reflects our commitment to build a strong and lasting company and corporate culture.

As of December 31, 2016, we had 540 full-time employees, including 156 in technology, 79 in risk management, 80 in loan operations and customer support, 19 in marketing and business development, 134 related to our UK operations and 72 in general and administrative functions. We also outsource certain functions, such as collections and customer service to increase efficiencies and scalability. We use an internal quality team to review and improve third-party performance.

OUR HISTORY

We were created through the Spin-Off of the direct lending and branded product businesses of TFI. TFI was founded in 2001. Prior to the Spin-Off transaction, TFI had two discrete lines of business; a) a direct lender and branded product provider to non-prime consumers; and b) a licensor of its technology platform to third-party lenders. In order to allow each of these separate lines of business to focus on its relative strategic and operational strengths and future business plans, the board of directors of TFI decided to spin off its direct lending and branded products business into a separate company.

We were incorporated in Delaware on January 31, 2014 as a subsidiary of TFI, and we had no material assets or activities as a separate corporate entity until the Spin-Off occurred. On May 1, 2014, TFI contributed the assets and liabilities associated with its direct lending and branded products business to us, and distributed its interest in our company to its stockholders, but retained the assets and liabilities associated with its licensed technology platform line of business. TFI’s retained business line entails providing marketing services to third-party lenders and licensing TFI’s technology platform to these lenders for marketing and licensing fees. TFI previously conducted its direct lending business through various legal entity subsidiaries, which were contributed to us in the Spin-Off transaction.

There are no ongoing interactions or contractual relationships between us and TFI other than the separation and distribution agreement, the amended and restated intellectual property assignment agreement, the tax sharing agreement, as amended, and various sublease agreements. See “Certain relationships and related party transactions” for additional information regarding these agreements.

FACILITIES

In July 2016, the Company entered into a new operating lease agreement for its corporate headquarters located in Fort Worth, Texas. The lease covers 62,752 square feet of office space and expires September 30, 2020. We also lease approximately 25,348 square feet of office space in Addison, Texas pursuant to a lease that expires September 30, 2018; approximately 3,525 square feet of office space in London, UK pursuant to a lease that expires May 31, 2017; and approximately 6,447 square feet of office space in Bury St. Edmunds, UK pursuant to a lease that expires March 24, 2019. Additionally, the

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Company currently leases approximately 4,863 square feet of office space in San Diego, California, pursuant to a sublease that will terminate when the Company’s new lease for 8,972 square feet of office space enters into effect on the later of April 1, 2017 or the date that renovations to the new space are substantially completed. This new lease will expire seven years from the start date. See “Certain relationships and related party transactions” for additional information regarding certain of our lease and sublease agreements with affiliates of TFI.

OUR INTELLECTUAL PROPERTY

Protecting our rights to our intellectual property is critical, as it enhances our ability to offer distinctive services and products to our customers, which differentiates us from our competitors. We rely on a combination of trademark laws and trade secret protections in the US and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our proprietary analytics, predictive underwriting models and software systems. We have either registered trademarks and/or pending applications in the US for the marks Elevate, Rise, Elastic and Sunny. We also own European Community trademark registrations for the Sunny and Elastic marks. Our trademarks are materially important to us and we anticipate maintaining them and renewing them.

LEGAL PROCEEDINGS

In addition to the matters discussed below, in the normal course of business, from time to time, we have been and may be named as a defendant in various legal proceedings arising in connection with our business activities. We may also be involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business (collectively, “regulatory matters”). We contest liability and/or the amount of damages as appropriate in each such pending matter. We do not anticipate that the ultimate liability, if any, arising out of any such pending matter will have a material effect on our financial condition, results of operations or cash flows.

Civil Investigative Demand

In June 2012, prior to the Spin-Off, and in February 2016, after the Spin-Off, TFI received a Civil Investigative Demand from the CFPB. The purpose of the Civil Investigative Demands was to determine whether small-dollar online lenders or other unnamed persons engaged in unlawful acts or practices relating to the advertising, marketing, provision, or collection of small-dollar loan products, in violation of Section 1036 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Electronic Funds Transfer Act, the Gramm-Leach-Bliley Act, or any other federal consumer financial law and to determine whether CFPB action to obtain legal or equitable relief would be in the public interest. While TFI’s business is distinct from our business, we cannot predict the final outcome of the Civil Investigative Demands or to what extent any obligations arising out of such final outcome will be applicable to our company or business, if at all. We understand that TFI is cooperating with the CFPB and is in the process of providing all documents requested by the CFPB. As of December 31, 2016, there are no probable or estimable losses related to this matter.

Management

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of February 28, 2017.

Name	Age	Position(s)
Executive officers
Kenneth E. Rees	54	Chief Executive Officer and Chairman
Jason Harvison	40	Chief Operating Officer and Director
Christopher Lutes	49	Chief Financial Officer
Walt Ramsey	52	Chief Credit Officer
Scott Greever	48	Managing Director, UK

Key employees
Kathy Boden Holland	50	EVP Bank Products
Chad Bradford	45	Chief Accounting Officer
Sharon Clarey	56	Chief Human Resources Officer
Al Comeaux	51	Chief Communications Officer
Sarah Fagin Cutrona	56	Chief Counsel
Greg Hall	47	Chief Marketing Officer
Joan Kuehl	60	Chief Information Officer

Non-employee directors
John C. Dean(1)(2)	69	Director
Stephen B. Galasso(1)(4)	68	Director
Tyler Head(3)	41	Director
Robert L. Johnson(3)	70	Director
John C. Rosenberg(2)(3)(5)	40	Director
Saundra D. Schrock(2)(4)	64	Director
Stephen J. Shaper(1)(4)	80	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Risk Committee
(5)	Lead Director

Executive officers

Kenneth E. Rees has served as our Chief Executive Officer and Chairman of our Board of Directors since 2014. He joined Think Finance, Inc., or “TFI,” our predecessor company, as President in 2004, and held the position of Chief Executive Officer from his appointment in November 2004 until April 30, 2014, the day before the Spin-Off. Mr. Rees served on TFI’s board of directors as its Chairman from 2014 through May 15, 2015. Prior to joining TFI, from 2001 to 2004, Mr. Rees was the founder, Chief Executive Officer and Chairman of CashWorks, Inc., a provider of non-bank financial services that was purchased by GE Money in 2004. He holds a BA in Mathematics from Reed College and an MBA in Finance and Statistics from the University of Chicago. Mr. Rees was named the E&Y Entrepreneur of the Year for the Southwest Area North region in 2012. We believe Mr. Rees is qualified to serve as Chairman of the Board of Directors because of his over 20 years of experience, including over 15 years leading technology-enabled financial services companies including Elevate, TFI, and CashWorks.

Management

Jason Harvison has served as our Chief Operating Officer and a member of our Board of Directors since 2014 and was a member of our Risk Committee through July 2016. Mr. Harvison served as our Chief Financial Officer from May 2014 to December 2014, as well as Chief Product Officer from May 2014 to October 2014. He served on the board of directors of TFI from 2003, and stepped down from the board as of August 21, 2015. Mr. Harvison joined TFI as Senior Vice President in 2003, and in 2011, he was promoted to Executive Vice President. In 2013, he was further promoted to Chief Product Officer of TFI, which position he held until 2014. Prior to joining TFI, Mr. Harvison served as Assistant Vice President at Guaranty Bank. He has a BBA in Finance from Texas A&M University. We believe Mr. Harvison is qualified to serve as a member of our Board of Directors because of his substantial operational and business strategy expertise gained over ten years from numerous roles at TFI and Elevate.

Christopher Lutes has served as our Chief Financial Officer since January 2015, and served as the Chief Financial Officer of TFI from 2007 to 2014. Prior to joining TFI, Mr. Lutes was the Chief Financial Officer for Silicon Valley Bank from 1998 to 2001, as well as several other companies. Mr. Lutes began his career in public accounting with Coopers & Lybrand. He has a BS in Accounting from Arizona State University and is a Certified Public Accountant in the State of Arizona.

Walt Ramsey has served as our Chief Credit Officer since 2014, having previously served as Chief Risk Officer at TFI from 2011 to 2014. Before joining TFI in 2011, he was Senior Vice President of Consumer Banking Risk at JP Morgan Chase from 2008 to 2011 and Chief Risk Officer and Managing Director of Personal Loans at Lloyds TSB from 2005 to 2007. He has also held senior management positions at Experian, GE Consumer Finance and Citigroup. He has a BS in Mathematics from the College of Charleston, as well as graduate degrees in Economics and Statistics from North Carolina State University.

Scott Greever has served as Managing Director of our UK business unit since February 2016, and served as the Chief Information Officer of the UK business from 2015 to 2016. Mr. Greever held multiple roles with TFI from 2009 to 2014 including Chief Information Officer—UK, interim Chief Information Officer and Vice President of Application Development in the United States. Prior to joining TFI, Mr. Greever was the Vice President of North America IT for Brink’s Inc. from 2003 to 2009. Mr. Greever began his career as an internal consultant with NCNB (a predecessor of Bank of America). He holds a BS in Marketing from Texas Tech University.

Key employees

Kathy Boden Holland has served as our Executive Vice President of Bank Products since July 2016. Prior to that she served as our Executive Vice President of Corporate Development since May 2014 and Chief Risk Officer since June 2015, having previously served as Executive Vice President of Corporate Development at TFI from 2012 to 2014. Ms. Boden Holland served as President of RLJ Financial LLC from 2010 to 2012, before it was purchased by TFI. Prior to that, she was EVP of Urban Trust Holdings, a bank holding company, from 2007 to 2010 and was the founder and General Partner at Bluehouse Capital, a consulting and investment firm, from 2003 to 2006. In January of 2017, Ms. Boden Holland was appointed as a member of the board of directors of DeVry Education Group, Inc. (NYSE:DV), a global provider of educational services. Ms. Boden Holland has a BS in Economics from the Wharton School at the University of Pennsylvania and an MBA from the University of North Carolina.

Chad Bradford has served as our Chief Accounting Officer since February 2017 and has served as our Senior Vice President of Finance since 2015. Mr. Bradford previously served as our Chief Accounting Officer from 2014 to 2015. He has held the position of Chief Accounting Officer at various companies

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— from 2012 to 2014 at TFI and from 2010 to 2012 at Homeward Residential Holdings, Inc., one of the largest non-bank mortgage servicers in the US. Prior to that, Mr. Bradford worked at KPMG, LLP from 1998 to 2010 with a specialization in financial services and served an international rotation where he worked as a member of the US GAAP Advisory Services team. Mr. Bradford is a Certified Public Accountant. He has a BBA in Accounting from Texas A&M University and an MBA from the University of Texas-Dallas.

Sharon Clarey has served as our Senior Vice President of Human Resources since 2014 and was promoted to Chief Human Resources Officer in July 2016. She served as the Vice President of Human Resources at TFI from 2011 to 2014 and served as Director of Human Resources at TFI from 2009 to 2011. Prior to joining TFI, Ms. Clarey was the Director of Human Resources at Mannatech, Incorporated from 2004 to 2009 and held various leadership roles at American Airlines and American Trans Air. She has a BA in Advertising from Drake University.

Al Comeaux has served as our Chief Communications Officer since July 2016. Prior to joining Elevate, Mr. Comeaux held various executive positions in communications with General Electric, including Executive Director, Communications - GE Distributed Power from 2013 to 2015, and Executive Director, Digital Marketing and Global Communications - GE Aviation from 2010 to 2013. Previously, he led strategic communications efforts at Sabre, Travelocity and American Airlines in Europe and the United States, after roles in public affairs and as a press secretary in Washington, D.C. Mr. Comeaux holds a BA in Journalism from the Manship School of Journalism, Louisiana State University.

Sarah Fagin Cutrona has served as our Chief Counsel since 2014. She was General Counsel at TFI from 2006 to 2014. Prior to that, she was Associate Counsel at AmeriCredit Corp. from 2001 to 2006 and served as Vice President of Government Affairs at NationsCredit Financial Services Corp. from 1997 to 1998. She is a member of the State Regulatory Registry (SRR) Industry Advisory Council, a subsidiary of the Conference of State Bank Supervisors. Ms. Cutrona graduated from Texas Tech University with degrees in Finance and Petroleum Land Management and received her JD from Southern Methodist University.

Greg Hall has served as our Chief Marketing Officer since 2015. Mr. Hall joined TFI in 2011 as Vice President of Marketing and was promoted to Executive Vice President of Marketing in 2014. Prior to joining TFI, Mr. Hall was the founder and Chief Executive Officer of Slix, an apparel company, from 2009 to 2011, and Vice President of Marketing and Operational Strategy at Capital One Financial Corp. from 2007 to 2008. He has a BS in Aeronautical & Astronautical Engineering from Purdue University and an MBA in Finance and Management & Strategy from Northwestern University’s Kellogg Graduate School of Management.

Joan Kuehl has served as Chief Information Officer since she joined Elevate in 2016. Prior to joining Elevate, Ms. Kuehl served as Senior Vice President and eBusiness CIO at The Travelers Companies beginning in 2012. Prior to her tenure at The Travelers Companies, she served as Senior Vice President of Technology at Bank of America from 2006 to 2012, where she was responsible for running Online Banking and Mobile Banking for the consumer bank. Additionally, from 1984 to 2006, Ms. Kuehl held various technology leadership positions at Sabre, Inc., including Senior Vice President of Application Development. Ms. Kuehl holds a BS in Computer Science from West Virginia University.

Non-employee directors

John C. Dean has been a member of our Board of Directors since May 2014 and is a member of the Compensation and Audit Committees. Mr. Dean previously served as a member of the board of directors

Management

of TFI from 2005 to 2014. Mr. Dean has spent more than 35 years as an executive in the financial services industry, serving as Chief Executive Officer of five financial institutions throughout the country including Silicon Valley Bank. He has been with Central Pacific Bank since 2010, serving as Chairman of the Board of Central Pacific Bank from March 2010 until April 2011, when he became Chief Executive Officer, which position he held until July 2015, when he became Executive Chairman of the Board. In 2001, Mr. Dean was recognized by Forbes as one of the “50 most powerful dealmakers.” More recently, he was recognized as Hawaii Business Magazine’s 2012 CEO of the Year; Sales and Marketing Executives International Honolulu’s 2012 Salesperson of the Year; 2012 Pacific Business News’ Business Leader of the Year; and 2012 Pacific Buddhist Academy Inspirational Leader. He is a graduate of Holy Cross College, a former Peace Corps Volunteer in Western Samoa and a graduate of the Wharton School at the University of Pennsylvania with an MBA in Finance. We believe Mr. Dean is uniquely qualified to serve on our Board of Directors due to his 35 year history as a respected financial services executive.

Stephen B. Galasso has been a member of our Board of Directors since May 2014 and is a member of the Audit Committee and the Chairperson of the Risk Committee. Mr. Galasso previously served on the board of directors of TFI from 2012 to 2014. He was Chairman and Chief Executive Officer of NetSpend from 2001 to 2004, President and Chief Executive Officer of Universal Value Network from 1998 to 2000 and President and Chief Executive Officer of Bank of America Credit Cards from 1995 to 1998. He has been an independent director and strategic advisor to several companies including TFI since 2012 (where he ceased serving as a director in May 2014), Axeso Payment Solutions in Brazil from 2011 to 2012, AccountNow, Inc. from 2007 to 2011, and Advanced Payment Solutions in the UK from 2005 to 2011. Mr. Galasso was also an Entrepreneur in Residence for Payments and Financial Technology at Trident Capital from 2005 to 2011. He has a BS and MBA from Fordham University. We believe Mr. Galasso is qualified to serve on our Board of Directors because of his experience with multiple payment and credit financial products, for both large and small institutions in the US as well as abroad.

Tyler Head has been a member of our Board of Directors since July 2014 and is Chairperson of the Nominating and Corporate Governance Committee. He is the President and founder of Corbett Capital, LLC, a closely held investment company focusing on growth capital investments in early-stage and lower middle market companies. Prior to founding Corbett Capital, LLC, in 2011, Mr. Head served as an officer and F/A-18 pilot in the US Marine Corps from 1998 through 2009, attaining the rank of Major prior to transitioning to the private sector. He is a founding member of Cowtown Angels, an Angel Investor group in Fort Worth, Texas and serves on the group’s steering council, and membership committee. Mr. Head serves on the boards of directors of Wisegate, Inc. and Little Passports, Inc., and served on the board of directors of TFI until August 21, 2015. He serves on the Board of Managers of Eidolon Brands, LLC. Mr. Head also serves on the board of directors of TECH Fort Worth, a business incubator and accelerator, and is the Chairman of its Outreach and Programs Committee. He has a BS in Political Science with a minor in Spanish from the US Naval Academy and an MBA from the Tuck School of Business at Dartmouth College. We believe Mr. Head is qualified to serve on our Board of Directors because of his experience funding and advising early stage growth companies, his experience in corporate governance, and his extensive organizational and leadership experience in the Marine Corps.

Robert L. Johnson has served on our Board of Directors since May 2014, and previously served on the board of directors of TFI from August 2012 to 2014. He is a member of the Nominating and Corporate Governance Committee. Mr. Johnson is the founder and Chairman of The RLJ Companies, an innovative business network that owns or holds interests in a diverse portfolio of companies in the consumer financial services, private equity, real estate, hospitality, film production, gaming and automobile dealership industries. Prior to forming The RLJ Companies, in 1980 Mr. Johnson founded

Management

Black Entertainment Television (BET) where he served as chief executive officer. In 2001, BET was acquired by Viacom Inc. and Mr. Johnson continued to serve as chief executive officer until 2006. In July 2007, Mr. Johnson was named by USA Today as one of the “25 most influential business leaders of the past 25 years.” Mr. Johnson currently serves on the compensation committee and the governance committee of the board of directors of the Lowe’s Companies, Inc. (NYSE: LOW), the compensation committee and the nomination and governance committee of KB Home (NYSE: KBH), as well as on the board of directors or trustees of RLJ Entertainment, Inc. (NASDAQ: RLJE) and RLJ Lodging Trust (NYSE: RLJ). Mr. Johnson is a graduate of the University of Illinois and holds a master’s degree in public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University. We believe Mr. Johnson is qualified to serve on our Board of Directors due to his experience as a successful chief executive officer of BET and The RLJ Companies as well as his experience in finance, banking and brand-building enterprises. In addition, he brings experience from serving on more than seven publicly-traded companies and participating in board committees including audit, governance and compensation and has a proven commitment to serving minority and underserved consumers.

John C. Rosenberg has served on our Board of Directors since May 2014 and is our Lead Director for non-employee directors and the Chairperson of the Compensation Committee. Mr. Rosenberg previously served on the board of directors of TFI from 2009 to 2014. He is a General Partner at Technology Crossover Ventures, or “TCV,” a provider of growth capital to technology companies, which he joined in 2000. Mr. Rosenberg also serves as a director of several private companies. He received a BA in Economics from Princeton University. We believe Mr. Rosenberg is qualified to serve on our Board of Directors because, as a venture capital investor, he brings strategic insights and financial experience to the board. He has evaluated, invested in and served as a board member of numerous companies and has experience with a broad range of corporate and board functions.

Saundra D. Schrock has been a member of our Board of Directors since May 2016 and is a member of our Risk Committee and our Compensation Committee. Ms. Schrock currently serves as the CEO and founder of Mindful Planet, LLC, a mobile learning company that focuses on leadership content development for individuals and companies, Ms. Schrock brings to Elevate more than 35 years of experience in consumer financial services. Prior to her current position, from 2014 to 2016, she was a Managing Partner at Equanimity Leadership Solutions, LLC, a consulting firm that trains leaders on effective management communications strategies, and from 2011 to 2014, she worked as an executive coaching consultant. Before that, she spent over twenty years at JPMorgan Chase where she successfully managed over 3,000 bank branches and 30,000 employees, as well as their Consumer Lending Division. Ms. Schrock is also the Treasurer of St. Joseph’s Hospital Foundation Board. She earned a BA in Psychology from Memphis State University (now the University of Memphis), an MBA from Arizona State University where she serves as an Executive in Residence, and she is a PhD candidate at Grand Canyon University. We believe that she is qualified to serve on our Board of Directors because she brings a wealth of expertise in banking and consumer lending.

Stephen J. Shaper has been a member of our Board of Directors since May 2014 and is the Chairperson of the Audit Committee and a member of the Risk Committee. Mr. Shaper has been the Chief Executive Officer of Middlemarch Capital Corporation, a consulting organization for the payments industry encompassing credit and debit transactions, internet payments, checks and loans, since 2010. Mr. Shaper previously served as Executive Vice President, Sales for PreCash Corporation from 2007 to 2010 and before that was the Chairman of Optimal Payments PLC (London: OPAY). He also served as President of Sales and Marketing for First Data Corporation and as Chief Executive Officer of TeleCheck Services, Inc., or “TeleCheck.” Prior to TeleCheck, Mr. Shaper owned or was a partner in more than thirty manufacturing, importing and distribution companies. He is currently a board member of Direct Connect and Mickie Services Company and a member of the board and the audit committees of Optimal

Management

Payments and TFI. Mr. Shaper received a BA degree in Mechanical Engineering from Rice University and an MBA from Harvard Business School and served in the US Army Corps of Engineers. He was a member of Young Presidents’ Organization and is currently an active member of YPO Gold. We believe Mr. Shaper is uniquely qualified to serve on our Board of Directors from having been involved in the payments industry continuously since 1977 as an investor, board member and executive.

BOARD COMPOSITION

Our business and affairs are managed under the direction of our Board of Directors. Pursuant to our current certificate of incorporation and voting agreement, our current directors were elected as follows:

➢	John C. Dean was nominated by the Board and elected by the majority vote of holders of our preferred stock and certain holders of our common stock, voting together as a single class;

➢	Stephen B. Galasso was nominated by the Board and elected by the majority vote of holders of our preferred stock and certain holders of our common stock, voting together as a single class;

➢	Saundra D. Schrock was elected as the designee of certain holders of our Series A preferred stock;

➢	Jason Harvison was elected as the designee of certain holders of shares of our common stock;

➢	Tyler Head was elected as the designee of certain holders of shares of our common stock;

➢	Robert L. Johnson was nominated by the Board and elected by the majority vote of holders of our preferred stock and certain holders of our common stock, voting together as a single class;

➢	Kenneth E. Rees was elected as the designee reserved for the person serving as our Chief Executive Officer;

➢	John C. Rosenberg was elected as the designee of certain holders of our Series B preferred stock; and

➢	Stephen J. Shaper was nominated by the Board and elected by the majority vote of holders of our preferred stock and certain holders of our common stock, voting together as a single class.

Our voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. The number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Upon the completion of this offering, our Board of Directors will consist of nine directors, seven of whom will qualify as “independent” under the New York Stock Exchange listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon completion of this offering, immediately after the completion of this offering our Board of Directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

➢	the Class I directors will be Kenneth E. Rees, Stephen B. Galasso and Robert L. Johnson, and their terms will expire at the first annual meeting of stockholders following the completion of our initial public offering;

➢	the Class II directors will be John C. Rosenberg, John C. Dean and Jason Harvison, and their terms will expire at the second annual meeting of stockholders following the completion of our initial public offering; and

Management

➢	the Class III directors will be Stephen J. Shaper, Saundra Schrock and Tyler Head, and their terms will expire at the third annual meeting of stockholders following the completion of our initial public offering.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

DIRECTOR INDEPENDENCE

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliates, our Board of Directors determined that John C. Dean, Stephen B. Galasso, Saundra D. Schrock, Tyler Head, Robert L. Johnson, John C. Rosenberg and Stephen J. Shaper do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and TFI and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Certain relationships and related party transactions.”

BOARD COMMITTEES

Our Board of Directors currently has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Risk Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our Audit Committee, established in May 2014, comprises John C. Dean, Stephen B. Galasso and Stephen J. Shaper. Mr. Shaper serves as our Audit Committee Chairperson. Messrs. Dean, Galasso and Shaper meet the requirements for independence of Audit Committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our Audit Committee meets the financial literacy requirements of the current listing standards. In addition, our Board of Directors has determined that Messrs. Dean and Galasso are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the “Securities Act.” The responsibilities of our Audit Committee include, among other things:

➢	appointing, as well as reviewing and approving the compensation, retention and termination of, the independent registered public accounting firm engaged to audit our financial statements;

➢	helping to ensure the independence of and overseeing the performance of the independent registered public accounting firm;

Management

➢	reviewing and pre-approving audit and non-audit services and fees;

➢	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

➢	preparing the Audit Committee report that the SEC requires be included in our annual proxy statement;

➢	reviewing reports and communications from the independent registered public accounting firm;

➢	reviewing the adequacy and effectiveness of our internal controls over financial reporting;

➢	assisting the board of directors in overseeing our internal audit function;

➢	reviewing and overseeing related party transactions; and

➢	establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Our Audit Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The Audit Committee charter will be available on our website at www.elevate.com following the completion of the offering.

Compensation Committee

Our Compensation Committee, established in May 2014, comprises John C. Dean, John C. Rosenberg and Saundra D. Schrock. Mr. Rosenberg serves as our Compensation Committee Chairperson. The composition of our Compensation Committee meets the requirements for independence under current listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, or the “Exchange Act,” and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, or the “Code.” The purpose of our Compensation Committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers and employees. The responsibilities of our Compensation Committee include, among other things:

➢	overseeing our overall compensation philosophy, compensation policies, compensation plans and benefit programs;

➢	reviewing and approving for our executive officers: the annual base salary, annual incentive compensation (including the specific goals and amounts), equity compensation, employment agreements, severance or termination agreements, change in control arrangements, and any other benefits, compensation or arrangements;

➢	reviewing and making recommendations to our Board of Directors with respect to employee compensation and benefit plans;

➢	preparing the Compensation Committee report, as required, to be included in our annual proxy statement;

Management

➢	administering our equity compensation plans;

➢	reviewing and making recommendations to our Board of Directors regarding director compensation; and

➢	reviewing and making recommendations to our Board of Directors regarding management succession planning for our executive officers.

Our Compensation Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The Compensation Committee charter will be available on our website at www.elevate.com following the completion of the offering.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, established in June 2015, comprises Tyler Head, Robert L. Johnson and John C. Rosenberg. Mr. Head serves as our Nominating and Corporate Governance Committee Chairperson. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. The responsibilities of our Nominating and Corporate Governance Committee include, among other things:

➢	identifying, evaluating and selecting, and recommending to our Board of Directors for approval, nominees for election to our Board of Directors and its committees;

➢	considering and making recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees;

➢	reviewing developments in corporate governance practices;

➢	evaluating the adequacy of our corporate governance framework;

➢	developing and making recommendations to our Board of Directors regarding our corporate governance guidelines; and

➢	evaluating the performance of our Board of Directors and of individual directors.

Our Nominating and Corporate Governance Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The Nominating and Corporate Governance Committee charter will be available on our website at www.elevate.com following the completion of the offering.

Risk Committee

Our Risk Committee, established in January 2016, comprises Stephen B. Galasso, Saundra D. Schrock and Stephen J. Shaper. Mr. Galasso serves as our Risk Committee Chairperson. The responsibilities of our Risk Committee include, among other things:

➢	overseeing our enterprise risk management framework and reviewing our policies and practices on risk assessment and enterprise risk management;

➢	overseeing our policies and procedures regarding compliance with applicable laws and regulations;

Management

➢	reviewing our implementation of enterprise risk management policies and procedures to assess their effectiveness;

➢	reviewing our risk appetite and risk tolerance, methods of risk measurement, risk limits, and the guidelines for monitoring and mitigating such risks;

➢	reviewing with management the categories of risk we face, including risk concentrations and risk interrelationships, likelihood of occurrence, and potential impact;

➢	evaluating reports regarding our risks, our enterprise risk management function, and the results of enterprise risk management reviews and assessments; and

➢	reviewing and discussing with management our risks, our management function and its effectiveness, and coordinating with management subcommittees regarding oversight of certain categories of risk determined by the Risk Committee.

Additionally, Mr. Shaper’s and Mr. Galasso’s duties as Risk Committee members include conducting on-site meetings with management for four days each quarter.

Our Risk Committee will operate under a written charter that will be effective prior to the completion of this offering. The Risk Committee charter will be available on our website at www.elevate.com following the completion of the offering.

BOARD OF DIRECTORS’ ROLE IN RISK MANAGEMENT

Our full Board of Directors oversees our risk management process. Our Board of Directors oversees a company-wide approach to enterprise risk management, carried out by our management. Our full Board of Directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks.

While the full Board of Directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risks in certain specified areas. Our Risk Committee reviews our business strategy and management’s assessment of the related risk and discusses with management our appropriate level of risk. Our Compensation Committee oversees risks associated with incentive compensation to ensure proper alignment of incentive compensation with both our strategic objectives and risk appetite. Our Audit Committee oversees financial risk exposures, including monitoring the integrity of the consolidated financial statements, internal control over financial reporting and the independence of our independent registered public accounting firm. Our Board of Directors, through our Audit Committee, receives periodic internal controls and related assessments from our finance department. In fulfilling its oversight responsibility with respect to compliance matters, our Board of Directors, through our Audit Committee, meets at least quarterly with our finance department, independent registered public accounting firm and internal or external legal counsel to discuss risks related to our financial reporting function.

BOARD LEADERSHIP

Our Corporate Governance Guidelines provide that the roles of Chairman of the Board of Directors and Chief Executive Officer may be separate or combined, and our Board of Directors has flexibility to decide whether it is in the best interests of Elevate, at any given point in time, for the roles of the Chief Executive Officer and Chairman to be separate or combined. Currently, the roles are combined, with

Management

Mr. Rees serving as Chairman and Chief Executive Officer. We believe that we are well-served by a flexible leadership structure. Our Nominating and Corporate Governance Committee will continue to consider whether the positions of Chairman and Chief Executive Officer should be separate or combined at any given time as part of our succession planning process.

Our Corporate Governance Guidelines provide that whenever our Chairman is also our Chief Executive Officer, the Board of Directors will designate an independent, non-employee director as Lead Director whose duties will include chairing executive sessions of non-management and independent directors, serving as the principal liaison between the Chairman and the independent directors, and ensuring that he or she is available for consultation and direct communication with stockholders or other interested parties, if requested. The Lead Director has the authority to call meetings of the independent directors. Our directors have elected John C. Rosenberg to serve as our initial Lead Director.

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has developed and adopted a set of corporate governance principles to provide the framework for the governance of Elevate and to assist our Board in the exercise of its responsibilities. These guidelines reflect the Board’s commitment to monitoring the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing stockholder value over the long term. These guidelines provide a framework for the conduct of the Board’s business.

The Corporate Governance Guidelines will be available on our website at www.elevate.com following the completion of the offering.

CODE OF BUSINESS CONDUCT AND ETHICS POLICY

We have adopted a Code of Business Conduct and Ethics Policy that is applicable to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive and senior financial officers. The Code of Business Conduct and Ethics Policy will be available on our website at www.elevate.com following the completion of the offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation Committee is or has at any time during the past fiscal year been one of our officers or employees. None of our executive officers currently serves or in the past fiscal year has served as a member of the Compensation Committee or Board of Directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

NON-EMPLOYEE DIRECTOR COMPENSATION

During the year ended December 31, 2016, two directors, Mr. Rees, our Chief Executive Officer, and Mr. Harvison, our Chief Operating Officer, were employees. Messrs. Rees’ and Harvison’s compensation is discussed in “Executive compensation.”

Management

Since January 2016, we have had in place compensatory arrangements with Messrs. Galasso and Shaper for their services as directors, in addition to conducting onsite meetings with management for four days each quarter. Mr. Galasso received annual cash retainers, payable monthly, consisting of $30.0 thousand for membership on our Board of Directors, $7.5 thousand for Audit Committee membership, and $58.0 thousand for chairing the Risk Committee. Mr. Shaper similarly received annual cash retainers, payable monthly, consisting of $30.0 thousand for membership on our Board of Directors, approximately $7.5 thousand for chairing the Audit Committee, and approximately $55.5 thousand for Risk Committee membership. We also have in place a compensatory arrangement with Ms. Schrock for her services as a director, pursuant to which we pay her a $40.0 thousand per year cash retainer, payable monthly, for membership on our Board of Directors. Also, on May 20, 2016, we granted her an option to purchase 62,500 shares of our common stock with an exercise price per share of $8.12. One-fourth of the shares subject to the option will vest on the one-year anniversary of the grant date with an additional 1/48th of the shares vesting each month thereafter. Additionally, on September 22, 2016, the Board of Directors granted each of our non-employee members 6,110 restricted stock units, or “RSUs.” The RSUs have a vesting commencement date of July 1, 2016 and will fully vest upon the later of the one-year anniversary of the vesting commencement date or the expiration of the lock-up period following our initial public offering.

In February 2017, the Board of Directors adopted a new non-employee director compensation policy (the “Independent Director Compensation Policy”) as set forth below. The cash compensation portion of the Independent Director Compensation Policy became effective on February 1, 2017 and replaced the cash compensation portions of the above compensatory arrangements. The equity compensation portion of the Independent Director Compensation Policy will become effective upon completion of this offering, at which time the equity compensation portions of the above compensatory arrangements will also be replaced.

Cash compensation

Under the Independent Director Compensation Policy, only a director that qualifies as an independent director (as such determination is made by the Board of Directors in accordance with the listing requirements and rules of the New York Stock Exchange, an “Independent Director”) will be eligible to receive compensation under the policy. Each Independent Director will receive a cash retainer of $40.0 thousand for serving on the Board of Directors and the Lead Director will receive an additional $12.5 thousand cash retainer.

The chairpersons and non-chair members of the following Board committees will be entitled to cash retainers each year as described below:

Board Committee (in thousands)	Chairperson retainer	Non-chair member retainer
Audit Committee	$12.5	$7.5
Compensation Committee	10.0	5.0
Nominating and Corporate Governance Committee	10.0	5.0
Risk Committee (1)	10.0	5.0

(1)	In consideration for additional significant duties, namely conducting onsite meetings with Company employees, Risk Committee members will receive additional compensation in the form of $3 thousand cash for each onsite meeting conducted up to a maximum of four meetings per quarter and $48 thousand per twelve-month period.

Cash retainers and any additional compensation approved by the Compensation Committee shall be a payable in arrears on a quarterly basis for as long as the director continues to be an Independent Director.

Management

Equity compensation

Under the Independent Director Compensation Policy, Independent Directors will receive (i) an initial equity award of restricted stock units with a grant date fair value of $300 thousand and (ii) an annual equity award of restricted stock units with a grant date fair value of $110 thousand. All equity awards to Independent Directors (i) shall be subject to the Company’s equity incentive plan that is in effect as of the date of grant; (ii) will vest pursuant to the vesting schedule set forth in the corresponding award agreement; and (iii) are conditioned upon the holder’s qualification as an Independent Director being continuous up to the vesting date.

Annual equity awards will be granted to each Independent Director following the completion of this offering and annually thereafter following each Independent Director’s reelection at the Company’s annual meeting of stockholders. Initial equity awards will be granted to each Independent Director following completion of this offering and to newly-elected Independent Directors upon their election to the Board thereafter. Independent Directors that are reelected at the Company’s annual meeting of stockholders will not be entitled to receive an additional initial equity award.

Executive compensation

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act. For 2016, our named executive officers under such rules are:

➢	Kenneth E. Rees, our Chief Executive Officer and Chairman;

➢	Jason Harvison, our Chief Operating Officer; and

➢	Christopher Lutes, our Chief Financial Officer.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of our named executive officers during the years ended December 31, 2016 and 2015.

Name and principal position	Year	Salary(3)		Bonus(6)		Stock awards(10)	Option awards(11)		All other compensation(15)	Total
Kenneth E. Rees(1)
Chief Executive Officer and Chairman	2016	$600,000		$839,385	(7)	$1,103,873	$—		$23,876	$2,567,134
	2015	585,846	(4)	596,609		—	452,119	(12)	32,103	1,666,677

Jason Harvison(2)
Chief Operating Officer	2016	400,000		632,308	(8)	496,213	—		34,500	1,563,021
	2015	415,385		270,205		—	301,315	(13)	34,500	1,021,405
Christopher Lutes
Chief Financial Officer	2016	400,000		632,308	(9)	496,213	—		28,869	1,557,390
	2015	392,308	(5)	63,692		—	68,000	(14)	27,971	551,971

(1)	In 2015 and 2016, Mr. Rees also served as a director of our company but did not receive any compensation for such services.
(2)	In 2015 and 2016, Mr. Harvison also served as a director of our company but did not receive any compensation for such services.
(3)	The annual base salaries for the NEOs are determined based on 26 bi-weekly periods. In 2015, there were 27 bi-weekly periods, and the NEOs received base salary payments for the additional pay period.
(4)	Mr. Rees’ base salary was increased from $560,000 to $600,000 in November 2015.
(5)	Represents the pro rata portion of Mr. Lutes’ base salary of $400,000 following his commencement of service with us in January 2015.
(6)	Amounts reported in the “bonus” column represent (i) cash incentive payments made in 2016 and 2015 under the Elevate Bonus Plan as established by the Board of Directors for the fiscal years 2015 and 2016, or the “2015 Bonus Plan” and “2016 Bonus Plan,” respectively, and (ii) cash bonus awards made at the discretion of our Board of Directors.
(7)	During 2016, Mr. Rees received a cash bonus payment under our 2015 Bonus Plan in the amount of $439,385. Mr. Rees’ bonus target under the plan was calculated as 100% of his base salary during 2015. The actual amount of Mr. Rees’ bonus payment was determined by our Board of Directors, in its sole discretion. The Board of Directors considered various Company and individual performance results in determining Mr. Rees’ bonus amount. Mr. Rees also received a discretionary cash bonus during 2016 in the amount of $400,000. This discretionary bonus was made to Mr. Rees at the discretion of the Board of Directors based on his individual performance and leadership contributions in preparing the Company for its initial public offering. In 2015, the amount reported for Mr. Rees includes a years of service award of $10,000. With respect to the years of service award, we reward all employees for 5, 10, 15 and 20 years of continuous service to us, including prior service to TFI. To earn an award, an employee must be employed with us on the payment date. The amount of the award is determined by multiplying the relevant number of years of service by $1,000. All employees who receive an award also receive a gross-up payment for taxes associated with the award.
(8)

During 2016, Mr. Harvison received cash bonus payments under both the 2015 Bonus Plan and the 2016 Bonus Plan for performance in (i) the third and fourth fiscal quarters of 2015 and (ii) the first and second fiscal quarters of 2016. The total

(footnotes continued on following page)

Executive compensation

amount of these payments was $332,308. Mr. Harvison’s bonus target under these plans was calculated as 80% of his base salary. The actual amounts of Mr. Harvison’s bonus payments were determined by our Board of Directors, in its sole discretion. The Board of Directors considered various Company and individual performance results in determining Mr. Harvison’s bonus amounts. Mr. Harvison also received a discretionary cash bonus during 2016 in the amount of $300,000. This discretionary bonus was made to Mr. Harvison at the discretion of the Board of Directors based on his individual performance and leadership contributions in preparing the Company for its initial public offering.
(9)	During 2016, Mr. Lutes received cash bonus payments under both the 2015 Bonus Plan and the 2016 Bonus Plan for performance in (i) the third and fourth fiscal quarters of 2015 and (ii) the first and second fiscal quarters of 2016. The total amount of these payments was $332,308. Mr. Lutes’ bonus target under these plans was calculated as 80% of his base salary. The actual amounts of Mr. Lutes’ bonus payments were determined by our Board of Directors, in its sole discretion. The Board of Directors considered various Company and individual performance results in determining Mr. Lutes’ bonus amounts. Mr. Lutes also received a discretionary cash bonus during 2016 in the amount of $300,000. This discretionary bonus was made to Mr. Lutes at the discretion of the Board of Directors based on his individual performance and leadership contributions in preparing the Company for its initial public offering.
(10)	Amounts in this column represent the grant date fair values of restricted stock units granted to each of Messrs. Rees, Harvison and Lutes during our fiscal year 2016. The grant date fair value, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718, is based on a fair value assumption of (i) $8.12 per common share on the grant date and (ii) 135,945, 61,110 and 61,110 restricted stock units granted to Mr. Rees, Mr. Harvison, and Mr. Lutes, respectively. These restricted stock units vest as to 25% of the underlying units on the later of each of the first four anniversary dates of the award, or the expiration of the lock-up period following our initial public offering. No units shall vest prior to the expiration of such lock-up period. At the time the restricted stock units vest, our named executive officers will receive one share of our common stock for each restricted stock unit vesting on that date. Once the restricted stock unit has vested and been paid out as one share of common stock, the restricted stock unit is cancelled. Restricted stock units carry no dividend or voting rights. Note that the amounts reported in this column reflect the accounting cost for these restricted stock units and do not correspond to the actual economic value that may be received by the named executive officers when the units vest and are paid out as common shares of the Company.
(11)	The amounts reported in the “option awards” column represent the grant date fair value of the stock options granted to the named executive officers during 2015, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the “option awards” column are set forth in Note 10 to the consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the options.
(12)	Mr. Rees received two options in 2015. 25% of the shares subject to the options vested on June 19, 2016, and 1/48 of the shares subject to the options have continued to vest monthly thereafter, and shall continue to vest at that rate, subject to continued service with us on each such vesting date. One option, covering 199,068 shares, is a “reload” grant related to Mr. Rees’ “cashless” exercise of an option that expired on November 18, 2015 and covers the number of shares withheld in connection with such exercise. 100% of the shares subject to this option shall vest upon our initial public offering, subject to continued service with us on such vesting date.
(13)	Mr. Harvison received three options in 2015. 25% of the shares subject to two options, covering 68,172 shares and 37,500 shares, respectively, vested on June 19, 2016, and 1/48 of the shares subject to such two options have continued to vest monthly thereafter, and shall continue to vest at that rate, subject to continued service with us on each such vesting date. 25% of the shares subject to the third option, covering 70,187 shares, vested on February 20, 2016, and 1/48 of the shares subject to such option have continued to vest monthly thereafter, and shall continue to vest at that rate, subject to continued service with us on each such vesting date. 100% of the shares subject to two options, covering 70,187 shares and 68,172 shares, respectively, vest upon our initial public offering, subject to continued service with us on such vesting date. These two options, covering 70,187 and 68,172 shares, respectively, are “reload” grants related to Mr. Harvison’s “cashless” exercise of options that expired on February 28, 2015, and November 18, 2015, respectively, and cover the number of shares withheld in connection with each such exercise.
(14)	25% of the shares subject to the option vested on June 19, 2016, and 1/48 of the shares subject to the option have continued to vest monthly thereafter, and shall continue to vest at that rate, subject to continued service with us on each vesting date.
(15)	The amounts reported in the “all other compensation” column represent Company matching contributions to our 401(k) plan, premiums for Company-paid group term life insurance, and Company-paid premiums for medical, dental and vision insurance. All of these programs are offered to our eligible employees who work in the United States. For Mr. Rees, this amount comprises (a) $10,600 in 401(k) matching contributions for both 2015 and 2016 and (b) $14,276 and $13,276 for health and life insurance premiums for 2015 and 2016, respectively. The amount reported in the “all other compensation” column for 2015 for Mr. Rees also includes $7,227 in gross-up taxes for Mr. Rees’ years of service award, described above. For Mr. Harvison, this amount comprises (a) $10,600 in 401(k) matching contributions for both 2015 and 2016 and (b) $23,900 in health and life insurance premiums for both 2015 and 2016. For Mr. Lutes, this amount comprises (a) $10,600 in 401(k) matching contributions for both 2015 and 2016 and (b) $17,371 and $18,269 health and life insurance premiums for 2015 and 2016, respectively.

Executive compensation

ELEVATE BONUS PLAN

Our bonus plan generally rewards eligible employees based on our performance during six-month performance periods. Bonus payments are based on individual targets, measured as a percentage of eligible earnings, adjusted by a performance modifier that is determined by our Board of Directors. Bonus payments are contingent on employment through the date of payment.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

Kenneth E. Rees

Mr. Rees is party to an Employment, Confidentiality and Non-Compete Agreement, as amended, with us, or the “Rees Agreement,” which provides for an annual base salary of $600,000, a discretionary bonus of 100% of his annual base salary as determined by our Board of Directors, paid time off and participation in our benefit plans. The Rees Agreement provides that if Mr. Rees’ employment with us is terminated by us without cause outside of a Change in Control Period (as defined below), he will receive, subject to his execution and non-revocation of a release of claims, (i) continued payment of base salary for 24 months and (ii) a lump sum payment equal to the premiums that he would be required to pay for his and his dependents’ continued healthcare coverage pursuant to COBRA for 24 months, regardless of whether he elects COBRA coverage. If Mr. Rees’ employment with us is terminated by us without cause or by him for Good Reason (as defined below) either 3 months prior to or within 24 months following a change in control of us (such period, a “Change in Control Period”), the Rees Agreement provides that Mr. Rees will receive, subject to his execution and non-revocation of a release of claims, (i) the severance payments described above, (ii) a lump sum bonus equal to 100% of his target annual incentive and (iii) accelerated vesting of the unvested portion of all equity awards held by him. The Rees Agreement also provides that if Mr. Rees’ employment with us is terminated for any reason other than by us for cause prior to a public offering of our stock, we will provide him with full-recourse, interest-bearing loans for two years for purposes of exercising certain vested stock options that will become due and payable upon the earlier of (i) the expiration of the two-year term of the loans or (ii) the registration date of a public offering of our stock. In the event that any of the payments or benefits under the Rees Agreement or otherwise would become subject to excise taxes imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), such payments or benefits will be (i) delivered in full, or (ii) reduced such that no portion of the payments or benefits will be subject to the Excise Tax, whichever is more favorable on an after tax basis to Mr. Rees.

A “Good Reason” resignation is defined as occurring if (i) the employer substantially diminishes the responsibilities of the employee (other than in connection with the employee’s availability by reason of disability or otherwise), or (ii) the employer reduces the base salary of the employee.

Jason Harvison

Mr. Harvison is party to an Employment, Confidentiality and Non-Compete Agreement, as amended, with us, or the “Harvison Agreement,” which provides for an annual base salary of $400,000, a discretionary bonus of 80% of his annual base salary as determined by our Board of Directors, paid time off and participation in our benefit plans. The Harvison Agreement provides that if Mr. Harvison’s employment with us is terminated by us without cause outside of a Change in Control Period, he will receive, subject to his execution and non-revocation of a release of claims, (i) continued payment of base salary for 12 months and (ii) a lump sum payment equal to the premiums that he would be required to pay for his and his dependents’ continued healthcare coverage pursuant to COBRA for 12 months, regardless of whether he elects COBRA coverage. If Mr. Harvison’s employment with us is terminated by us without cause or by him for Good Reason during a Change in Control Period, the Harvison Agreement provides that

Executive compensation

Mr. Harvison will receive, subject to his execution and non-revocation of a release of claims, (i) the severance payments described above, (ii) a lump sum bonus equal to 50% of his target annual incentive and (iii) accelerated vesting of the unvested portion of all equity awards held by him. The Harvison Agreement also provides that if Mr. Harvison’s employment with us is terminated for any reason other than by us for cause prior to a public offering of our stock, we will provide him with full-recourse, interest-bearing loans for two years for purposes of exercising certain vested stock options that will become due and payable upon the earlier of (i) the expiration of the two-year term of the loans or (ii) the registration date of a public offering of our stock. In the event that any of the payments or benefits under the Harvison Agreement or otherwise would become subject to the Excise Tax, such payments or benefits will be (i) delivered in full, or (ii) reduced such that no portion of the payments or benefits will be subject to the Excise Tax, whichever is more favorable on an after tax basis to Mr. Harvison.

Christopher Lutes

Mr. Lutes is party to an Employment, Confidentiality and Non-Compete Agreement, as amended, with us, or the “Lutes Agreement,” which provides for an annual base salary of $400,000, a discretionary bonus of 80% of his annual base salary as determined by our Board of Directors, paid time off and participation in our benefit plans. The Lutes Agreement provides that if Mr. Lutes’ employment with us is terminated by us without cause outside of a Change in Control Period, he will receive, subject to his execution and non-revocation of a release of claims, (i) continued payment of base salary for 12 months and (ii) a lump sum payment equal to the premiums that he would be required to pay for his and his dependents’ continued healthcare coverage pursuant to COBRA for 12 months, regardless of whether he elects COBRA coverage. If Mr. Lutes’ employment with us is terminated by us without cause or by him for Good Reason during a Change in Control Period, the Lutes Agreement provides that Mr. Lutes will receive, subject to his execution and non-revocation of a release of claims, (i) the severance payments described above, (ii) a lump sum bonus equal to 50% of his target annual incentive and (iii) accelerated vesting of the unvested portion of all equity awards held by him. In the event that any of the payments or benefits under the Lutes Agreement or otherwise would become subject to the Excise Tax, such payments or benefits will be (i) delivered in full, or (ii) reduced such that no portion of the payments or benefits will be subject to the Excise Tax, whichever is more favorable on an after tax basis to Mr. Lutes.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As described above, if a named executive officer’s employment with us is terminated by us without cause, or by him for Good Reason, during a Change in Control Period, he will receive, subject to his execution and non-revocation of a release of claims, (i) continued payment of base salary for 12 months (24 months for Mr. Rees), (ii) a lump sum payment equal to the premiums that he would be required to pay for his and his dependents’ continued healthcare coverage pursuant to COBRA for 12 months (24 months for Mr. Rees), regardless of whether he elects COBRA coverage, (iii) a lump sum bonus equal to 50% of his target annual incentive (100% for Mr. Rees) and (iv) accelerated vesting of the unvested portion of all equity awards held by him. In the event that any of the payments or benefits under a named executive officer’s employment agreement, as amended, or otherwise would become subject to the Excise Tax, such payments or benefits will be (i) delivered in full, or (ii) reduced such that no portion of the payments or benefits will be subject to the Excise Tax, whichever is more favorable on an after tax basis to the named executive officer. With respect to Messrs. Rees and Harvison, if the named executive officer’s employment with us is terminated for any reason other than by us for cause prior to a public offering of our stock, we will provide him with full-recourse, interest-bearing loans for two years for purposes of exercising certain vested stock options that will become due and payable upon the earlier of (i) the expiration of the two-year term of the loans or (ii) the registration date of a public offering of our stock.

Executive compensation

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents certain information concerning equity awards held by our named executive officers at the end of the fiscal year ended December 31, 2016. Options granted to a named executive officer prior to the Spin-Off were granted by TFI during, and in connection with, the named executive officer’s employment with TFI. Such options were converted to options covering our common stock in connection with our separation from TFI on May 1, 2014, and have a grant date of May 1, 2014.

	Option awards(1)						Stock awards
Name	Grant date		Number of securities underlying unexercised options (exercisable)	Number of securities underlying unexercised options (unexercisable)	Option exercise price	Option expiration date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Kenneth E. Rees(2)	5/1/2014	(3)	187,500	—	$2.12	3/15/2017	—	—
	5/1/2014	(3)	250,000	—	2.13	2/17/2021	—	—
	11/21/2014	(4)	151,532	139,413	5.15	11/20/2024	—	—
	6/19/2015	(5)	23,437	39,063	6.31	6/18/2025	—	—
	6/19/2015	(6)	74,650	124,418	6.31	6/18/2025	—	—
	9/22/2016	(10)	—	—	—	N/A	135,945	$1,098,436
Jason Harvison	5/1/2014	(3)	12,500	—	2.13	1/14/2020	—	—
	5/1/2014	(3)	125,000	—	2.13	2/17/2021	—	—
	12/12/2014	(7)	12,500	12,500	5.15	12/11/2024	—	—
	2/20/2015	(9)	32,167	38,020	5.59	2/19/2025	—	—
	6/19/2015	(5)	14,062	23,438	6.31	6/18/2025	—	—
	6/19/2015	(6)	25,562	42,610	6.31	6/18/2025	—	—
	9/22/2016	(10)	—	—	—	N/A	61,110	493,769
Christopher Lutes	5/1/2014	(3)(8)	225,000	—	2.12	1/14/2017	—	—
	5/1/2014	(3)(8)	50,000	—	2.13	1/14/2020	—	—
	5/1/2014	(3)(8)	125,000	—	2.13	2/17/2021	—	—
	6/19/2015	(5)	11,717	19,533	6.31	6/18/2025	—	—
	9/22/2016	(10)	—	—	—	N/A	61,110	493,769

(1)	Options granted to a named executive officer prior to the Spin-Off were granted by TFI during, and in connection with, the named executive officer’s employment with TFI, and were converted to options covering our common stock in connection with our separation from TFI on May 1, 2014.
(2)	Prior to the Spin-Off, Mr. Rees was granted an option by TFI during, and in connection with his employment with TFI, covering 204,000 shares of TFI. The option was converted to an option covering 204,000 shares of our common stock (prior to the 2.5-for-1 forward stock-split) in connection with our separation from TFI on May 1, 2014. Mr. Rees exercised the option in 2014, prior to December 31, 2014. As a result, the option is not reflected in this table.
(3)	100% of the shares subject to the option were vested as of December 31, 2016.
(4)	25% of the shares subject to the option vested on November 21, 2015, and 1/48 of the shares subject to the option vest monthly thereafter, subject to continued service with us on each such vesting date. 100% of the shares subject to the option vest upon our initial public offering, subject to continued service with us on such vesting date.
(5)	25% of the shares subject to the option vested on June 19, 2016, and 1/48 of the shares subject to the option vest monthly thereafter, subject to continued service with us on such vesting date.
(6)	25% of the shares subject to the option vested on June 19, 2016, and 1/48 of the shares subject to the option vest monthly thereafter on the first day of the month, subject to continued service with us on each such vesting date. 100% of the shares subject to the option vest upon our initial public offering, subject to continued service with us on such vesting date.
(7)	25% of the shares subject to the option vested on December 12, 2014, and 1/48 of the shares subject to the option vest monthly thereafter, subject to continued service with us on each such vesting date.
(8)	Options granted to Mr. Lutes were granted by TFI during, and in connection with, his employment with TFI, and were converted to options covering our common stock in connection with our separation from TFI on May 1, 2014.
(9)	25% of the shares subject to the option vested on February 20, 2016, and 1/48 of the shares subject to the option vest monthly thereafter, subject to continued service with us on each such vesting date. 100% of the shares subject to the option vest upon our initial public offering, subject to continued service with us on such vesting date.
(10)	Restricted stock units, or “RSUs,” were awarded to our named executive officers on September 22, 2016 by the Board of Directors. These RSUs vest as to 25% of the underlying units on the later of each of the first four anniversary dates of the award, or the expiration of the lock-up period following our initial public offering. No units shall vest prior to the expiration of such lock-up period. At the time the RSUs vest, our named executive officers will receive one share of our common stock for each RSU vesting on that date. Once the RSU has vested and been paid out as one share of common stock, the RSU is cancelled. RSUs carry no dividend or voting rights.

Executive compensation

DIRECTOR COMPENSATION TABLE

The following table shows the compensation earned by our directors who are not named executive officers during the year ended December 31, 2016.

Name	Fees Earned or Paid in Cash(5)	Stock Awards(6)	Option Awards(7)	Total
John C. Dean	—	$49,613	—	$49,613
Stephen B. Galasso(1)	$126,375	49,613	—	175,988
Tyler Head	—	49,613	—	49,613
Robert L. Johnson(2)	—	49,613	—	49,613
John C. Rosenberg	—	49,613	—	49,613
Saundra D. Schrock(3)	23,333	49,613	$169,260	242,206
Stephen J. Shaper(4)	104,500	49,613	—	154,113

(1)	As of December 31, 2016, Mr. Galasso held a stock option for 12,500 shares, all of which were vested and exercisable.
(2)	As of December 31, 2016, Mr. Johnson held a stock option for 62,500 shares, all of which were vested and exercisable.
(3)	As of December 31, 2016, Ms. Schrock held a stock option for 62,500 shares, none of which were vested or exercisable. Ms. Schrock received an award of 62,500 stock options on May 20, 2016, upon joining our Board. The options have an exercise price of $8.12, which was the fair market value of Elevate common stock on the grant date. These options vest as to one-fourth of the underlying shares on the 1-year anniversary of the award date, and as to 1/48 of the underlying shares on a monthly basis thereafter.
(4)	As of December 31, 2016, Mr. Shaper held a stock option for 62,500 shares, all of which were vested and exercisable.
(5)	The amount reported represents fees paid for services provided to us in each’s capacity as a director, as well as fees paid for additional duties as members of the Audit and Risk Committees. The amount reported for Ms. Schrock represents fees paid for services provided to us in her capacity as a director.
(6)	The amounts in this column represent the grant date fair values of restricted stock units granted to each non-employee member of our Board of Directors on September 22, 2016. The grant date fair value, calculated in accordance with FASB ASC Topic 718, is based on a fair value assumption of (i) $8.12 per common share on the grant date and (ii) 6,110 restricted stock units. These RSUs vest as to 100% of the underlying units on the later of (i) the one-year anniversary of the vesting commencement date, July 1, 2016, and (ii) the expiration of our lock-up period following our initial public offering. No units shall vest prior to the expiration of such lock-up period. These RSUs are subject to the terms and conditions of the respective award agreements and the 2016 Plan, under which they were granted. Note that the amounts reported in this column reflect the accounting cost for these restricted stock units and do not correspond to the actual economic value that may be received by the non-employee director when the units vest and are paid out as common shares of the Company.
(7)	The amount reported in the “option awards” column represents the grant date fair value of the stock options granted to Saundra Schrock during 2016, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the “option awards” column are set forth in Note 10—Stock-Based Compensation to the consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the non-employee director upon exercise of the options.

EMPLOYEE BENEFIT AND STOCK PLANS

2014 Equity Incentive Plan

The 2014 Plan was adopted by our Board of Directors on May 1, 2014, and approved by our stockholders on May 1, 2014.

The 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent or subsidiary employees, and to employees of TFI and any parent or subsidiary of TFI, and for the grant of non-qualified stock options and restricted stock to our employees, directors, and consultants, any parent or subsidiary employees, directors, and consultants, and to employees, directors and consultants of TFI or any parent or subsidiary of TFI.

Executive compensation

Our Board of Directors or a committee of our Board of Directors, which we refer to as the “administrator” in this description, administers the 2014 Plan. Subject to the provisions of the 2014 Plan, the administrator has the authority, in its discretion, to determine the fair market value of our common stock, to select the service providers to whom awards may be granted under the 2014 Plan, to determine the number of shares of common stock to be covered by each award granted under the 2014 Plan, to approve forms of award agreements for use under the 2014 Plan, to determine the terms and conditions, not inconsistent with the terms of the 2014 Plan, of any award granted thereunder, to institute and determine the terms and conditions of an exchange program under which outstanding awards may be exchanged for other awards and/or cash, transferred to a financial institution or other person or entity selected by the administrator, or under which the exercise price of options may be increased or decreased, to construe and interpret the terms of the 2014 Plan and awards granted pursuant to the 2014 Plan, to prescribe, amend and rescind rules and regulations relating to the 2014 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, to modify or amend each award (subject to the terms of the 2014 Plan), to allow participants to satisfy withholding tax obligations in a manner prescribed under the 2014 Plan, to authorize any person to execute on behalf of us any instrument required to effect the grant of an award previously granted by the administrator, to allow a participant to defer the receipt of the payment of cash or the delivery of shares of our common stock that otherwise would be due to such participant under an award, and to make all other determinations deemed necessary or advisable for administering the 2014 Plan.

The per share exercise price for the shares to be issued pursuant to the exercise of an option is determined by the administrator, but may be no less than 100% of the fair market value per share on the date of grant. In the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of us or any parent or subsidiary of us, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. Options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to certain transactions in a manner consistent with applicable laws.

The term of an option will be no more than ten years from the date of grant. In the case of an incentive stock option granted to a participant who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of us or any parent or subsidiary, the term will be five years from the date of grant or such shorter term as may be provided in the award agreement.

If a participant ceases to be a service provider, the participant may exercise his or her option within such period of time as is specified in the award agreement (but in no event later than the expiration of the term of such option and subject to certain minimum periods for participants residing in certain states) to the extent that the option is vested on the date of termination.

The 2014 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may impose such restrictions on shares of restricted stock as it may deem advisable or appropriate. Shares of restricted stock that do not vest revert back to us.

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution (subject to certain further restrictions for participants residing in certain states), and may be exercised, during the lifetime of the participant, only by the participant. Further, until we become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or after the administrator determines that it is, will,

Executive compensation

or may no longer be relying upon the exemption from registration under the Exchange Act as set forth in Rule 12h-1(f) promulgated under the Exchange Act, an option, or prior to exercise, the shares subject to the option, may not be pledged, hypothecated or otherwise transferred or disposed of, in any manner, including by entering into any short position, any “put equivalent position” or any “call equivalent position,” other than to (i) family members through gifts or domestic relations orders or (ii) to an executor or guardian of the participant upon the death or disability of the participant. Notwithstanding the foregoing sentence, the administrator, in its sole discretion, may determine to permit transfers to us or in connection with certain changes in control or other acquisition transactions involving us to the extent permitted by Rule 12h-1(f).

In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares of common stock or other securities of ours, or other change in the corporate structure of us affecting our shares of common stock occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2014 Plan, will adjust the number and class of shares of our common stock that may be delivered under the 2014 Plan and/or the number, class, and price of shares of our common stock covered by each outstanding award. In the event of the proposed dissolution or liquidation of us, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

In the event of a merger or certain changes in control, each outstanding award will be treated as the administrator determines without a participant’s consent. In taking any such action, the administrator will not be obligated to treat all awards, all awards held by a participant, or all awards of the same type, similarly. Notwithstanding the foregoing, in the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options, including shares as to which such award would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Our Board of Directors may at any time amend, alter, suspend or terminate the 2014 Plan. We will obtain stockholder approval of any plan amendment to the extent necessary and desirable to comply with applicable laws. Our 2014 Plan will automatically terminate on the tenth anniversary of the later of (a) effective date of the 2014 Plan, or (b) the earlier of the most recent Board or stockholder approval of an increase in the number of shares reserved for issuance under the 2014 Plan, unless we terminate it sooner.

As of December 31, 2016, we had reserved 5,931,250 shares of our common stock for issuance under the 2014 Plan. As of December 31, 2016, we had granted options to purchase 5,975,902 shares, options to purchase 2,085,777 of these shares had been exercised, options to purchase 388,710 shares have expired and returned to the pool, and as a result 344,058 of these shares remained available for future grant. The options to purchase 3,501,415 shares outstanding as of December 31, 2016 had a weighted-average exercise price of $4.19 per share. We have adopted a new stock incentive plan effective on June 23, 2016. As a result, we will not grant any additional awards under the 2014 Plan, and the 2014 Plan has terminated. However, any outstanding awards granted under the 2014 Plan will remain outstanding, subject to the terms of the 2014 Plan and applicable agreements, until such outstanding awards are exercised (if applicable) or terminate or expire by their terms.

Executive compensation

2016 Omnibus Incentive Plan (“2016 Plan”)

Our 2016 Plan was adopted by our Board of Directors on January 5, 2016 and approved by our stockholders thereafter. The 2016 Plan became effective on June 23, 2016. The 2016 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, cash-based awards (including annual cash incentives and long-term cash incentives), and any combination thereof to our employees, directors, and consultants and to employees, directors, and consultants of certain affiliated entities.

We have reserved for issuance under the 2016 Plan shares of our common stock equal to the sum of: (i) 3,150,000 shares of common stock; and (ii) up to 3,845,473 shares of our common stock underlying awards granted under our 2014 Equity Incentive Plan and outstanding when the 2016 Plan became effective that are forfeited, canceled, or expire (whether voluntarily or involuntarily). In addition, the 2016 Plan provides for an annual increase to the number of shares of our common stock available for issuance thereunder on the first business day of each calendar year beginning with the calendar year following the calendar year in which the 2016 Plan becomes effective, equal to the lesser of (x) 2,800,000 shares, (y) 4.0 percent of the number of shares of our common stock outstanding as of the last day of the immediately preceding calendar year, and (z) a lesser number of shares determined by the administrator (as defined below).

Our Board of Directors or a committee of our Board of Directors, which we refer to as the “administrator” in this description, administers the 2016 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the administrator consists of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine and interpret the terms and conditions of the awards, including, as applicable, the employees, directors, and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards, and the form of consideration payable upon exercise. The administrator also has the authority to reduce the exercise price of any outstanding stock options and the base appreciation amount of any stock appreciation rights if the exercise price or base appreciation amount exceeds the fair market value of the underlying shares, and to cancel such options and stock appreciation rights in exchange for new awards, in each case without stockholder approval.

The 2016 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any of our parents or subsidiaries. Non-qualified stock options may be granted to our employees and directors and those of certain of our affiliates. The per share exercise price of all options granted under the 2016 Plan must be equal to at least the per share fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed 5 years, and the exercise price must equal at least 110% of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

The 2016 Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of

Executive compensation

grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount used to determine the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

The 2016 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions, if any, established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions, if any, on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

The 2016 Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator, if any, are achieved or the award otherwise vests. The administrator may impose whatever conditions, if any, to vesting, or restrictions and conditions, if any, to payment that it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

The 2016 Plan also allows for the grant of awards denominated in cash that may be settled in cash or shares of common stock, which may be subject to restrictions, as established by the administrator. Prior to the first stockholder meeting at which directors are to be elected to our Board of Directors that occurs after the close of the third calendar year following the calendar year in which this offering occurs, the maximum aggregate amount of cash that may be issued pursuant to awards under the 2016 Plan to employees who would otherwise be covered by Section 162(m) of the Code will be $80,000,000. Section 162(m) of the Code generally applies to a public company’s chief executive officer and its three other most highly compensated executive officers, other than its chief financial officer.

The administrator will determine the provisions, terms, and conditions of each award including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the administrator for any awards intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, will be one of, or combination of, the following: net earnings or net income (before or after taxes); earnings per share; revenues or sales (including net sales or revenue growth); net operating profit; return measures (including return on assets, net assets, capital, invested capital, equity, sales, or revenue); cash flow (including operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, or amortization; gross or operating margins; productivity ratios; share price (including growth measures and total stockholder return); expense targets; margins; operating efficiency; market share; working capital targets and change in working capital; economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital); or net operating income. The performance criteria may be applicable to our company, our affiliates or any individual

Executive compensation

business units of our company or any affiliate and may be measured over any specified period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the administrator.

The 2016 Plan allows for the transfer of awards under the 2016 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator to certain persons or entities. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2016 Plan, and any other terms that the administrator determines require adjustment.

The 2016 Plan provides that in the event of certain corporate transactions, as such term is defined in the 2016 Plan, the portion of each outstanding award that is neither continued by us nor assumed or replaced by the successor entity or its parent will automatically terminate. In connection with a corporate transaction or change in control, as such term is defined in the 2016 Plan, the administrator has the authority to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2016 Plan and the release from restrictions on transfer or forfeiture rights of such awards on such terms and conditions as the administrator may specify. In addition, any incentive stock option accelerated in connection with a corporate transaction or change in control will remain exercisable as an incentive stock option to the extent the dollar limitation under the Code is not exceeded, with any excess becoming a nonqualified stock option.

The 2016 Plan will automatically terminate 10 years following the date it becomes effective, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2016 Plan provided such action does not impair the rights under any outstanding award.

2016 Employee Stock Purchase Plan (“ESPP”)

The ESPP was adopted by our Board of Directors in January 2016 and will enable eligible employees of ours and designated affiliates to purchase shares of our common stock at a discount following its effectiveness. In this description, we sometimes refer to an eligible employee’s right to purchase shares of our common stock under the ESPP as an “option.” Purchases will be accomplished through participation in discrete offering periods. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved 525,000 shares of our common stock for issuance under the ESPP. In addition, the ESPP provides for an annual increase to the number of shares of our common stock available for issuance thereunder on the first business day of each calendar year beginning with the calendar year following the calendar year in which the ESPP becomes effective, equal to the lesser of (x) 700,000 shares, (y) 1.0 percent of the number of shares of our common stock outstanding as of the last day of the immediately preceding calendar year, and (z) a lesser number of shares determined by the administrator (as defined below).

Our Board of Directors or a committee designated by the board, which we refer to as the “administrator” in this description, will administer the ESPP. Our employees generally are eligible to participate in the ESPP (except for employees (i) whose customary employment is 20 hours or less per week, (ii) whose customary employment is for not more than 5 months in any calendar year, (iii) who

Executive compensation

have not been employed for such continuous period as the administrator may require (up to a maximum of 2 years), or (iv) who are citizens or residents of a non-US jurisdiction under certain circumstances, although the administrator may permit such categories of employees to participate in the ESPP in its discretion). Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the ESPP, are ineligible to participate in the ESPP. We may impose additional restrictions on eligibility. Under the ESPP, eligible employees generally will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their eligible compensation.

When an offering period commences, our employees who meet the eligibility requirements and wish to participate in the ESPP will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

It is anticipated that the offering periods will be for six months. The duration of the first offering period may be shorter or longer. The commencement date of the first offering period has not been set.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 1,250 shares during any one offering period or such lesser amount determined by the administrator. The purchase price for shares of our common stock purchased under the ESPP may be as low as 85% of the lower of the fair market value of our common stock on the first trading day of the applicable offering period or the last trading day of the applicable offering period.

In the event of certain corporate transactions (as defined in the ESPP), each option will be assumed by the successor corporation or a parent or subsidiary of the successor corporation, unless the administrator determines to shorten the offering period then in progress, in which case the options will either be exercised automatically or we will pay the option holder an amount equal to the excess, if any, of (x) the fair market value of the shares subject to the options over (y) the purchase price due had the options been exercised automatically.

The ESPP will terminate on the 10th anniversary of its adoption by our Board of Directors, unless it is terminated earlier by the administrator. The administrator may at any time and for any reason terminate or amend the ESPP. Except in connection with certain corporate transactions or changes in capitalization, no such termination can adversely affect options previously granted, provided that the ESPP may be terminated by the administrator under certain circumstances if the administrator determines that the termination of the ESPP or one or more offering periods is in our best interests or in the best interests of our stockholders. Except as described in the previous sentence, or in connection with certain corporate transactions or changes in capitalization, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant without the consent of affected participants. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law), we will obtain stockholder approval of any amendment in such a manner and to such a degree as required.

Executive compensation

401(k) plan

We maintain a tax-qualified retirement plan, or our 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in our 401(k) plan as of the first day of the month following the date they meet our 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. Our 401(k) plan permits us to make matching contributions and discretionary contributions to eligible participants. We make a safe harbor matching contribution equal to 100% of the first 4% of an eligible employee’s eligible compensation, and the eligible employee is 100% vested in such contribution when made.

Pension benefits

Aside from our 401(k) Plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Nonqualified deferred compensation

We do not maintain any nonqualified deferred compensation plans.

Health and welfare plans

Our named executive officers are eligible to participate in our health and welfare employee benefit plans, including our medical, dental, vision, group life and accidental death and dismemberment insurance plans, and short-term and long-term disability insurance plans, on the same basis as all of our other US employees.

Limitations on liability and indemnification matters

The amended and restated certificate of incorporation that we expect to adopt, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law as presently in existence or as may be amended from time to time. Our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

➢	any breach of their duty of loyalty to the corporation or its stockholders;

➢	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

➢	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

➢	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

The amended and restated bylaws that we expect to adopt, which will become effective upon the closing of this offering, provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law or other applicable law. The amended and restated bylaws that we expect to adopt also permit us to secure insurance on behalf of any officer, director, employee or other agent for us, or anybody serving at our request as a director, officer, employee or agent of another

Executive compensation

corporation, partnership, joint venture, trust or other enterprise for any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, regardless of whether we have the power to indemnify such person against such liability under the provisions of Delaware law. We expect to obtain an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

We also plan to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in the amended and restated bylaws that we plan to adopt. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our or, where applicable, TFI’s directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the sections titled “Management” and “Executive compensation” and the registration rights described in “Description of capital stock—Registration Rights,” the following is a description of each transaction since the Spin-Off when we started operations, and each currently proposed transaction in which:

➢	we have been or are to be a participant;

➢	the amount involved exceeded or exceeds $120,000; and

➢	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

The transactions below include those with TFI. On May 1, 2014, TFI contributed to Elevate certain net assets and liabilities associated with the direct lending and branded product businesses of TFI valued at approximately $246.1 million, based on the fair market value of the contributed businesses at the time, and distributed its interest in Elevate to its stockholders. See “Business—Our History.” Prior to the Spin-Off, we were a subsidiary of TFI; however, TFI currently does not hold any of our equity interests, and, other than the separation and distribution agreement, the amended and restated intellectual property assignment agreement, the tax sharing agreement, as amended, and various sublease agreements, there are no ongoing contractual relationships between TFI and us.

Additionally, certain of our directors and executive officers have held or currently hold positions at TFI:

➢	Our Chief Executive Officer and Chairman, Kenneth E. Rees, was Chief Executive Officer of TFI until April 2014 and Chairman of TFI until May 2015. Mr. Rees is neither an employee nor a director of TFI.

➢	Our Chief Financial Officer, Christopher Lutes, was Chief Financial Officer of TFI from 2007 until October 2014 and Assistant Chief Financial Officer of TFI from October 2014 until January 2015. In January 2015, Mr. Lutes became our Chief Financial Officer. Mr. Lutes is neither an employee nor a director of TFI.

➢	Our Chief Credit Officer, Walt Ramsey, previously served as Chief Risk Officer of TFI until 2014. Mr. Ramsey is currently neither an employee nor a director of TFI.

➢	Jason Harvison, who is currently our Chief Operating Officer and a director, was previously our Chief Financial Officer from the time of the Spin-Off until Mr. Lutes’ appointment to such position, also served as a member of the board of directors of TFI until August 2015. Mr. Harvison is neither an employee nor a director of TFI.

➢	Tyler Head, a member of our Board of Directors, also served as a member of the board of directors of TFI until August 2015. Mr. Head is neither an employee nor a director of TFI.

➢	Stephen J. Shaper, another member of our Board of Directors, currently serves as a director on the board of TFI.

None of our other directors or executive officers is currently an employee or director of TFI.

Certain relationships and related party transactions

SPIN-OFF AGREEMENTS WITH TFI

Separation and distribution agreement

In connection with the Spin-Off, on May 1, 2014, we and TFI entered into the separation and distribution agreement, which sets forth the key provisions relating to the separation of our business from TFI’s other business lines.

Treatment of assets and liabilities

The separation and distribution agreement described the assets and liabilities that were transferred to us and those that remained with TFI. Included in the assets that were contributed to us in the Spin-Off was certain consumer lending software known as the IQ technology platform. On January 1, 2015, our subsidiary, Elevate Decision Sciences, LLC, entered into an intellectual property assignment agreement with TC Decision Sciences, LLC, a subsidiary of TFI, pursuant to which an undivided co-ownership interest was granted to TC Decision Sciences, LLC, in the IQ technology platform, in exchange for the payment of a portion of the development costs for such software. As a result of this agreement, TC Decision Sciences, LLC, has the unrestricted right to make any use of the IQ technology platform without further obligation to Elevate Credit, Inc. On September 30, 2015, we entered into an amended and restated intellectual property assignment agreement to clarify the scope of the co-owned subject matter and to add TFI and Elevate Credit, Inc., as parties to the agreement.

Distribution of stock

The separation and distribution agreement also described the terms of TFI’s distribution of all of our then outstanding shares to TFI’s stockholders in the number of whole shares of our common and preferred stock that is equal to the respective number of shares of TFI common and preferred stock held by each relevant TFI stockholder. Certain of such TFI stockholders were or are members of our directors, executive officers or holders of more than 5% of our capital stock. The below table describes the distribution of Elevate common stock, Series A Preferred Stock and Series B Preferred Stock to such stockholders (including holders of more than 5% of our capital stock that became such holders due to such initial distribution) in connection with the Spin-Off.

Stockholder	Common stock	Series A Preferred Stock(1)	Series B Preferred Stock(1)
Named executive officers and directors:
Kenneth E. Rees(2)	718,377	235,622	—
John C. Dean(3)	275,025	80,880	—
Tyler Head(4)	3,180,927	—	—
Stephen J. Shaper(5)	80,230	—	—
Michael L. Goguen(6)	37,772	5,661,765	1,676,470
John C. Rosenberg(7)	37,770	938,232	5,029,407

5% holders(8):
7HBF No. 2 Ltd.	3,973,240	61,050	—
Linda Stinson(9)	2,698,700	91,577	—
Affiliates of Sequoia Capital(6)	37,772	5,661,765	1,676,470
Affiliates of Technology Crossover Ventures(7)	37,770	938,232	5,029,407

(footnotes continued on following page)

Certain relationships and related party transactions

(1)	Shares of the Series A and Series B Preferred Stock are convertible into shares of our common stock on a one-for-one basis. The share amounts in the table above give effect to the 2.5-for-1 forward stock split.
(2)	Kenneth E. Rees is our chief executive officer and Chairman of our Board of Directors.
(3)	John C. Dean is a member of our Board of Directors. Consists of shares held by Startup Capital Ventures, L.P., of which Mr. Dean is the managing partner.
(4)	Tyler Head is a member of our Board of Directors. Consists of shares held by The Tyler W.K. Head Trust dated March 20, 2014, a voting trust of which Mr. Head is the voting trustee.
(5)	Stephen J. Shaper is a member of our Board of Directors.
(6)	Michael Goguen was a member of our Board of Directors and a partner at Sequoia Capital. He was removed from the Board of Directors on March 11, 2016 pursuant to the terms of our current certificate of incorporation and the investors’ rights agreement entered into between us and the holders of our Series A Preferred Stock and Series B Preferred Stock. Consists solely of holdings of affiliates of Sequoia Capital for which shares are aggregated for purposes of reporting share ownership information and which received shares of our common or preferred stock, as applicable, comprising Sequoia Capital Growth Fund III, L.P., Sequoia Capital Entrepreneurs Annex Fund, L.P., Sequoia Capital Franchise Fund, L.P., Sequoia Capital Franchise Partners, L.P., Sequoia Capital Growth III Principals Fund, LLC, Sequoia Capital Growth Partners III, L.P. and Sequoia Capital IX, L.P. Mr. Goguen did not receive shares in his individual capacity.
(7)	John Rosenberg is a member of our Board of Directors and a general partner at Technology Crossover Ventures. Consists solely of holdings of affiliates of Technology Crossover Ventures for which shares are aggregated for purposes of reporting share ownership information and which received shares of our common or preferred stock, as applicable, comprising TCV Member Fund, L.P. and TCV V, L.P. Mr. Rosenberg did not receive shares in his individual capacity.
(8)	Based on 11,607,832 shares of common stock, 7,392,647 shares of Series A Preferred Stock and 6,705,877 shares of Series B Preferred Stock (in each case, giving effect to the 2.5-for-1 forward stock split), on a fully converted basis, outstanding immediately after the distribution pursuant to the terms of the separation and distribution agreement.
(9)	Includes 19,072 shares of our common stock held by The Stinson 2009 Grantor Retained Annuity Trust, dated May 1, 2009.

Treatment of existing intercompany agreements

The separation and distribution agreement also provided for the termination without further liability of any and all agreements, arrangements, commitments or understandings, whether or not in writing, between TFI and us, except for (i) the separation and distribution agreement and ancillary agreements (and each other agreement or instrument expressly contemplated by the separation and distribution agreement or any ancillary agreement to be entered into by the parties to the separation and distribution agreement or members of their groups), (ii) any intercompany documented accounts payable or accounts receivable accrued as of the distribution date and (iii) any shared contracts (contracts for which both TFI and we are entitled to the rights and benefits thereof and assume a related portion of any liabilities thereunder) as set forth in the separation and distribution agreement. We and TFI each agreed to indemnify, defend and hold harmless the other party and its subsidiaries, and each of their respective directors, officers and employees, and each of their respective heirs, executors, successors and assigns, from any and all liabilities (as defined in the agreement) relating to, arising out of or resulting from, among other things, each of our respective businesses and liabilities, as applicable. The separation and distribution agreement also provided that we and TFI would each, as soon as reasonably practical, effect the transfer of the assets and liabilities being transferred in connection with the Spin-Off that had not yet been transferred as of the date of the Spin-Off.

Ancillary agreements

In connection with the Spin-Off, we, including certain members of our group, and TFI, including certain members of the TFI group, entered into various ancillary agreements, each as of May 1, 2014, to govern various interim relationships between us and TFI. Each ancillary agreement is summarized below.

Shared services agreement

Our wholly owned subsidiary, Elevate Credit Service, LLC, or “ECS,” entered into a shared services agreement with TFI’s wholly owned subsidiary, TC Loan Service, LLC, or “TCLS,” which detailed the

Certain relationships and related party transactions

continuation of certain services provided by each of TCLS and ECS to the other following the Spin-Off. Such services included human resource services, accounting and other finance services, facilities management, IT services, fraud and decisions services and operations services. Pursuant to the agreement, we paid a total of $3.1 million in fees under the shared services agreement in accordance with the terms of the agreement, representing payment for services demonstrably attributable to or for the benefit of us and for our pro rata portion of the cost plus overhead of such other services based on the proportion of monthly revenues attributable to us to the total combined monthly revenues of the parties to the agreement and their respective affiliates. The term of the shared services agreement was six months from its effective date and expired in accordance with such terms on November 1, 2014.

Data sharing and support agreement

Our subsidiary, Elevate Decision Sciences, LLC, entered into a data sharing and support agreement with a subsidiary of TFI, TC Decision Sciences, LLC, to provide for the transition of their respective business operations after the Spin-Off, including through the sharing of data related to transferred products and fraud prevention, as well as the hosting of information, and which allowed for a continuity of services to their respective customers. Because the activities of the parties contemplated by the agreement mutually benefit both parties and their clients, and are further ancillary to the shared services agreement described above, which contemplates the payment of certain consideration, no separate or additional consideration was required pursuant to the data sharing and support agreement. The data sharing and support agreement expired by its terms as of December 31, 2014.

Data services letter agreement

Elevate Decision Sciences, LLC, entered into a data services letter agreement with TC Decision Sciences, LLC, and the Rise family of companies comprising all other parties thereto, which detailed the sharing of certain confidential information between the parties thereto for the purposes of fraud mitigation and prevention services and underwriting model validation and development. The data services letter agreement expired on December 31, 2014.

Elevate financing agreements

These agreements comprised a credit facility agreement in respect of a $75 million subordinated secured promissory note entered into by and between ECS, as borrower, us, as a guarantor, the other guarantors party thereto (each of which is subsidiary of ours), and TFI, as lender; a related subordinated pledge and security agreement with TFI as the secured party and such other parties as the obligors; and, a subordinated secured promissory note entered into by ECS.

Credit facility agreement

The credit facility agreement set forth the terms and conditions for the sale of the subordinated secured promissory note by ECS to TFI. The credit facility agreement terminated on January 1, 2015 following the payment in full on December 31, 2014 of the $24.8 million aggregate principal amount of the note then outstanding. During the period for which the note remained outstanding, we paid a total of $0.9 million in interest. Pursuant to the credit facility agreement, use of the proceeds received were limited to funding fees and expenses associated with the consummation of the transactions contemplated by the credit facility agreement, paying operating expenses and funding working capital and other general corporate purposes, and such proceeds could not be used to originate any consumer loans or other consumer credit products. The outstanding principal balance of the note was due in full on the maturity

Certain relationships and related party transactions

date, unless accelerated or prepaid in accordance with the agreement. Interest on the unpaid principal amount of the note during the time the note was outstanding was 8% per annum paid monthly in arrears. The interest rate upon the occurrence of an event of default was 10%. The maturity date of the credit facility agreement was the earlier of April 30, 2018 and such earlier date as the unpaid principal balance of the note becomes due and payable pursuant to the terms of the agreement and the note.

Subordinated pledge and security agreement

Pursuant to the subordinated pledge and security agreement, the assets of ECS and the guarantors, amounting to approximately $151.4 million at the Spin-Off, were pledged as collateral to secure the obligations of ECS. Upon the occurrence and continuation of an event of default, among other things, all voting and other rights of ECS and the guarantors over pledged companies, as applicable, will cease and become vested in TFI and all rights to distributions payable in respect of such pledged companies or other pledged equity collateral (which constitutes equity held by the obligors and, for the avoidance of doubt, excludes the equity securities issued by us) shall be paid or delivered to, or held for the benefit of, TFI. The subordinated pledge and security agreement was terminated on January 1, 2015 in connection with the payment of all obligations thereunder.

Subordinated secured promissory note

The subordinated secured promissory note was issued in an initial amount of $75 million, with a total amount drawn on the credit facility of $24.8 million, and was redeemed in full, with interest in the amount detailed above, on December 31, 2014.

Employee matters agreement

The employee matters agreement was entered into between TFI and us in order to detail certain employment arrangements with respect to employees of TCLS (a) transitioning to ECS and working exclusively for ECS and its affiliates or (b) staying at TCLS and working exclusively for TCLS and its affiliates or for both TCLS and ECS and their respective affiliates. Pursuant to the employee matters agreement, the definition of “service provider” in each of the TFI 2005 stock incentive plan and our 2014 Plan was amended to mean any officer, director, employee or consultant to either (i) TFI or its affiliates or (ii) us or our affiliates. Additionally, each holder of outstanding options to purchase common stock of TFI pursuant to the TFI 2005 stock incentive plan received an option to purchase an equal number of shares of our common stock pursuant to our equity incentive plan on an identical vesting schedule and expiration date as those received from TFI. Such options were granted on May 1, 2014, the effective date of the Spin-Off. Some such options were granted to our directors and executive officers. Additionally, TCLS’ executive bonus plan was amended such that each employee of TCLS who was transferred to ECS and had received an award continued to be eligible to receive any unpaid amounts under such award. See “Executive compensation.”

There are no outstanding obligations under the employee matters agreement.

Tax sharing agreement

The tax sharing agreement was entered into between TFI and us on May 1, 2014 and generally states that (i) TFI shall pay any and all income taxes, transfer taxes and distribution taxes imposed on or payable by TFI or any of its subsidiaries (including members of our group) for any tax period and (ii) we shall pay any and all income taxes (but not any transfer or distribution taxes) imposed on or payable by

Certain relationships and related party transactions

any member of the Elevate group for any post-Spin–Off tax period and any taxes other than income taxes, transfer taxes and distribution taxes imposed on or payable by any member of the Elevate group for any post-spin off tax period (subject to our covenant not to take any action inconsistent with our officer’s certificate, discussed in more detail below). Distribution taxes are any and all taxes imposed on or payable by us, TFI or any of its subsidiaries resulting from, or directly arising in connection with, the failure of the Spin-Off to qualify as tax free. Pursuant to the agreement, TFI will be responsible for, and shall indemnify, defend and hold harmless us and our indemnitees from and against all (i) TFI taxes for any tax period, subject to certain limitations, (ii) transfer taxes and (iii) distribution taxes. Similarly, we will be responsible for, and shall indemnify, defend and hold harmless TFI and TFI’s indemnitees from and against all taxes that we shall pay, as described above. Notwithstanding the foregoing, if we take an action inconsistent with our officer’s certificate signed in connection with the Spin-Off prior to June 1, 2017, we may be responsible for all or a portion of any distribution taxes that arise as a consequence of such action. On February 1, 2015, the tax sharing agreement was amended to include provisions to govern tax reporting responsibilities related to nonstatutory stock options of individuals employed by us and TFI. In April 2015, we entered into a mutual consent with TFI whereby, in recognition of changes to tax laws applicable to the tax sharing agreement transactions, we revised the tax basis of certain assets owned by us and, in compensation for such adjustments, TFI paid us $0.4 million. In April 2015, we entered into a mutual consent with TFI whereby TFI reduced its goodwill tax basis related to certain pre-Spin-Off acquisitions and, in compensation for such adjustments, we paid TFI $0.3 million. The Company also received $33 thousand in tax settlement payments from TFI in accordance with the tax sharing agreement for the year ended December 31, 2016. Following the close of the fiscal year ending December 31, 2017, we anticipate that we will no longer have any liability to TFI under the tax sharing agreement.

Stockholders agreements

The Series A and Series B Preferred Stock agreements summarized below were entered into on May 1, 2014, and the management rights agreements with the VPC affiliates summarized below were entered into on June 30, 2016 and February 1, 2017. Each of the below agreements, which are in effect as of the date of this prospectus, will automatically terminate in connection with the closing of the offering contemplated by this prospectus, with the exception of the investors’ rights agreement, which we anticipate will be amended and restated as detailed below.

Investors’ rights agreement

We entered into an investors’ rights agreement with the holders of our Series A Preferred Stock and Series B Preferred Stock, which delineates the rights of such stockholders, including a right of first refusal exercisable in certain circumstances by certain major stockholders for the purchase of a pro rata portion of new securities issued by us with a related right of over-allotment, as well as the terms of the stock, including limits on transferability. The investors’ rights agreement also includes certain financial information and inspection rights and certain board observer rights provided to certain holders who are a party to such agreement. We anticipate that we will enter into an amended and restated investors’ rights agreement, which will be effective upon completion of this offering, which eliminates all substantive rights detailed below other than the registration rights of, and certain indemnification provisions relating to, the holders of our Series A and Series B Preferred Stock.

The investors’ rights agreement further includes registration rights for holders of our Series A and Series B Preferred Stock, applicable in certain circumstances and subject to certain limitations. Pursuant to the investors’ rights agreement, we will also, in certain circumstance, indemnify, to the extent permitted by

Certain relationships and related party transactions

law, each stockholder party, and each underwriter, if any, and certain other persons against claims arising in connection with any prospectus or other similar or incident document, or any violation or alleged violation of applicable securities laws, rules or regulations by us. Similarly, each such stockholder party will, if the registrable securities held by such stockholder party are included in the securities to be registered, indemnify us, each underwriter, if any, of our securities, each other stockholder party and certain other persons, against similar claims arising in connection with and to the extent made in reliance upon and in conformity with written information furnished by such stockholder and stated to be specifically for use in any such prospectus or document. Such registration rights are described in detail in “Description of capital stock—Registration Rights.”

Right of first refusal and co-sale agreement

We entered into a right of first refusal and co-sale agreement with the investors in our Series A Preferred Stock and investors in our Series B Preferred Stock listed in the schedules thereto and the holders listed in the schedules thereto, each of whom is also a holder of our common stock, Series A Preferred Stock and/or Series B Preferred Stock. The right of first refusal and co-sale agreement establishes certain procedures for the transfer of shares of our common stock and convertible securities and our rights in respect of such transfers.

Voting agreement

The voting agreement was entered into by and among us, the investors in our Series A Preferred Stock and investors in our Series B Preferred Stock listed in the schedules thereto and the holders listed in the schedules thereto, each of whom is also a holder of our common stock, Series A Preferred Stock and/or Series B Preferred Stock. The agreement details the intention of the voting parties to maintain, as members of our Board of Directors, the director designees of certain holder entities as detailed in the agreement and further details certain voting arrangements of certain holders.

Management rights agreements

We have entered into management rights agreements with TCV V, L.P., Sequoia Capital Growth Fund, Sequoia Capital Entrepreneurs Annex Fund, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partner, Sequoia Capital Growth III Principals Fund, Sequoia Capital Growth Partners III, Sequoia Capital IX, VPC Specialty Lending Investments Intermediate, L.P., VPC Specialty Finance Fund I, L.P., VPC Investor Fund B, LLC and VPC Specialty Finance Fund II, L.P. (collectively, the “Funds”). These agreements provide certain managerial rights to the Funds, including the right to consult with and advise our management on significant business issues, including annual and quarterly operating plans, as well as certain examination rights and, for as long as a representative of each of the Funds is not a member of our Board of Directors, certain observation and participation rights.

SUBLEASE AGREEMENTS

For certain of our properties, we have various subleases from TFI, as detailed below.

California property

We currently rent approximately 4,863 square feet of office space as sublessee pursuant to a sublease agreement with TCLS that was amended on November 16, 2016 and January 12, 2017. Pursuant to the terms of the sublease, we pay TCLS $9,075 per month in base rent, as well as 100% of operating expenses allocated by the landlord to TCLS, such expenses per month are nominal. This sublease will

Certain relationships and related party transactions

terminate when our new lease for 8,972 square feet of office space enters into effect. This new lease agreement with AAT Torrey 13-14, LLC, dated November 14, 2016, has an initial term of seven years commencing on the later of April 1, 2017 or the date that the renovations are substantially completed. Pursuant to the new lease, we will pay a monthly base rent amount $38,131 (subject to a three percent increase each year), in addition to utilities.

Fort Worth property

We rented approximately 42,244 square feet of office space from TCLS as sublessee pursuant to a sublease agreement dated May 1, 2014. Pursuant to the terms of the sublease, we paid TCLS $63,366 per month in base rent, as well as 66.7235% of the common area operating expenses allocated by the landlord to TCLS, representing the pro rata portion of the space we sublease compared to the total space TCLS leases from the landlord, for the period from May 1, 2014 through November 30, 2014. On December 1, 2014, we amended this sublease to add an additional 3,233 square feet of office space to the sublease, increasing the base rent to $67,946 per month, however common area expenses for which we pay additional rent, remained at approximately $4,308 per month. On May 22, 2015, we amended this sublease to extend the expiration date to August 31, 2016, and on October 12, 2015, we amended this sublease to add an additional 5,552 square feet of office space to the sublease, increasing the base rent to $84,821 per month, as well as our portion of the common area operating expenses to 69.875%. On July 31, 2016, we further amended this sublease to release certain portions of the leased premises and extend the term for the remaining portions of the leased premises. Following the amendments, we now sublease 9,717 square feet of office space from TCLS and pay TCLS approximately $14,576 per month in base rent plus 3.1515% of the common area operating expenses allocated by the landlord to TCLS. The sublease with TCLS will expire on November 30, 2017.

On July 13, 2016, we entered into a lease agreement directly with the landlord of the Fort Worth facilities, FLDR/TLC Overton Center, L.P., for office space we had previously subleased from TLCS. We will continue to sublease 9,717 square feet of office space from TLCS under the previous agreement until it expires on November 30, 2017. Commencing December 1, 2017, this 9,717 square feet of office space will be covered under the lease agreement between us and FLDR/TLC Overton Center, L.P.

Addison property

We rented approximately 12,674 square feet of office space from TLCS as sublessee pursuant to a sublease agreement dated May 1, 2014. On December 1, 2014, we amended this sublease to add an additional 12,674 square feet of office space to the sublease, and extend the expiration date to August 31, 2018. Following the amendment, we sublease an aggregate of 25,348 square feet of office space from TCLS. Pursuant to the terms of the sublease, we paid TCLS $21,642 per month in base rent, as well as approximately $1,755 per month for common area operating expenses allocated by the landlord to TCLS, for the period from May 1, 2014 through November 30, 2014. Commencing on December 1, 2014, the base rent pursuant to the sublease increased to $43,283 per month, and common area operating expenses increased to approximately $3,284 per month. On May 22, 2015, the parties to the lease entered into a second amendment to the sublease extending its term. The terms of the sublease provide that the sublease will expire on September 30, 2018.

TRANSACTIONS WITH RLJ FINANCIAL LLC

On August 1, 2012, a subsidiary of TFI, TF Payroll, LLC, or “TFP,” as purchaser, and RLJ Financial LLC, or “RLJ,” as seller, entered into an asset purchase agreement, whereby TFP purchased from RLJ all

Certain relationships and related party transactions

assets, including intellectual property, goodwill and other intangible assets, related to RLJ’s consumer financial products and services business, including certain of RLJ’s payroll advance products and services. Affiliates of TFP and RLJ were previously parties to a referral and revenues sharing agreement, an administrative agency agreement and a guaranty, which were terminated in connection with the asset purchase agreement. TFP paid a total purchase price of $5 million. The asset purchase agreement also obligated TFP to make earn-out payments for a period of ten years after the closing in an amount equal to 10% of the net profits from payroll-linked credit products offered or operated by TFP, or an affiliate of TFP, involving data and information provided by payroll service providers or employers or payroll software providers. RLJ is majority owned by The RLJ Companies, LLC, or “The RLJ Companies.” Robert L. Johnson, our director, is the managing member, majority owner and sole voting member of The RLJ Companies. The net assets acquired pursuant to the August 1, 2012 asset purchase agreement were subsequently transferred to us in the Spin-Off. On June 1, 2015, we entered into a consulting agreement with RLJ, which calls for monthly payments for a period of five years, totaling $1.5 million. For the years ended December 31, 2016 and 2015, we paid RLJ $300,000 and $150,000, respectively, pursuant to the terms of the consulting agreement. As a part of the consulting agreement, RLJ agreed to release us from our legal obligation to make earn-out payments. In addition, during 2013, we paid RLJ $1.5 million towards certain marketing costs to be incurred on our behalf in connection with certain promotional efforts to be undertaken by Mr. Johnson and employees of The RLJ Companies.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, director nominees, officers, employees and other individuals associated with us and members of their families. The sales will be made by a selected dealer affiliated with an underwriter of this offering. We do not know if any eligible persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Any shares sold in the directed share program to our directors, director nominees or executive officers shall be subject to the lock-up agreements described in “Underwriting—No Sale of Similar Securities.”

POLICIES AND PROCEDURES FOR TRANSACTIONS WITH RELATED PERSONS

Following the closing of the offering contemplated by this prospectus, our Audit Committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of January 31, 2017, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, by:

➢	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

➢	each of our named executive officers;

➢	each of our directors; and

➢	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 27,099,745 shares of our common stock outstanding as of January 31, 2017, assuming the conversion of all outstanding shares of our convertible preferred stock (prior to the 2.5-for-1 forward stock split) and the application of the 2.5-for-1 forward stock split to all common stock after such conversion. Percentage ownership of our common stock after this offering assumes the sale by us of 12,400,000 shares of common stock in this offering, assumes no exercise of the underwriters’ option to purchase an additional 1,860,000 shares of common stock from us and excludes any shares that might be purchased by the listed stockholders pursuant to the directed share program or otherwise in connection with this offering and no conversion of the convertible term notes into shares of our common stock. See “Description of capital stock—Convertible Term Notes.”

Principal stockholders

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Elevate Credit, Inc., 4150 International Plaza, Suite 300, Fort Worth, Texas 76109.

	Shares beneficially owned	Percentage of shares beneficially owned
Name of beneficial owner	Number	Before offering	After offering
5% stockholders:
Entities affiliated with Sequoia Capital(1)	7,376,006	27.2%	18.7%
Entities affiliated with Technology Crossover Ventures(2)	6,005,410	22.2	15.2
Linda Stinson(3)	5,883,202	21.7	14.9
7HBF No. 2, Ltd.(4)	3,830,290	14.1	9.7
Named executive officers and directors:
Kenneth E. Rees(5)	2,570,637	9.2	6.4
Jason Harvison(6)	345,987	1.3	*
Christopher Lutes(7)	302,492	1.1	*
John C. Dean(8)	355,905	1.3	*
Stephen B. Galasso(9)	62,500	*	*
Tyler Head(10)	3,182,327	11.7	8.1
Robert L. Johnson(11)	62,500	*	*
John C. Rosenberg(2)	6,005,410	22.2	15.2
Saundra D. Schrock(12)	—	*	*
Stephen J. Shaper(13)	142,730	*	*
All current executive officers and directors as a group (10 persons)(14)	13,030,488	45.9	32.0

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) 117,747 shares held by Sequoia Capital Franchise Partners, L.P., (ii) 905,760 shares held by Sequoia Capital IX, L.P., (iii) 37,735 shares held by Sequoia Capital Entrepreneurs Annex Fund, L.P., (iv) 5,142,717 shares held by Sequoia Capital Growth Fund III, L.P., (v) 251,850 shares held by Sequoia Capital Growth III Principals Fund, LLC, (vi) 863,505 shares held by Sequoia Capital Franchise Fund, L.P. and (vii) 56,692 shares held by Sequoia Capital Growth Partners III, L.P. SCFF Management, LLC, or “SCFF Management,” is the general partner of Sequoia Capital Franchise Fund L.P. and Sequoia Capital Franchise Partners, L.P., collectively, the “FF Funds.” The managing members of SCFF Management are Douglas M. Leone and Michael J. Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SCFF Management, LLC may be deemed to share beneficial ownership of the shares held by the FF Funds. SC IX.I Management, LLC is the General Partner of each of Sequoia Capital IX, L.P. and Sequoia Capital Entrepreneurs Annex Fund, L.P., collectively, the “IX Funds.” SCGF III Management, LLC is the general partner of each of Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth Fund III, L.P. and is the managing member of Sequoia Capital Growth III Principals Fund, LLC, collectively, the “GFIII Funds.” The address for each of the entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(2)

Consists of (i) 116,780 shares held by TCV Member Fund, L.P. and (ii) 5,888,630 shares held by TCV V, L.P. Jay C. Hoag, Richard H. Kimball, John L. Drew and Jon Q. Reynolds, Jr., collectively, the “TCM Members,” are Class A Members of Technology Crossover Management V, L.L.C., or “TCM V,” which is the general partner of TCV V, L.P., or “TCV V,” and a general partner of TCV Member Fund, L.P., or “Member Fund,” and together with TCV V, the “TCV Funds.” John C. Rosenberg is an Assignee of TCM V but does not share voting or dispositive power over the shares held by TCV V or Member Fund. Mr. Rosenberg, the TCM Members and TCM V may be deemed to beneficially own the securities held by the TCV

(footnotes continued on following page)

Principal stockholders

Funds, but each of Mr. Rosenberg, the TCM Members and TCM V disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. The TCV Funds are organized as “blind pool” partnerships in which the limited partners (or equivalents) have no discretion over investment or sales decisions, are not able to withdraw from the TCV Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV Funds. The address for each of the entities identified in this footnote is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.
(3)	Includes 3,180,927 shares held by The Tyler W.K. Head Trust dated March 20, 2014, over which the Linda and Mike Stinson Irrevocable Asset Trust retains dispositive power, and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to be beneficially owned by Linda Stinson, the trustee of the Linda and Mike Stinson Irrevocable Asset Trust.
(4)	7HBF Management Co., Ltd. is the general partner of 7HBF No. 2, Ltd. John D. Harvison, John H. Harvison and Randall W. Harvison are the managers of 7HBF Management Co., Ltd. The address for this entity is 5070 Mark IV Parkway, Fort Worth, Texas 76106.
(5)	Consists of (i) 924,495 shares held by Kenneth Earl Rees Family Investments, Ltd., of which 102,000 are subject to a loan and pledge arrangement, (ii) 924,492 shares held by Jeanne Margaret Gulner Family Investments, Ltd., of which 102,000 are subject to a loan and pledge arrangement, and (iii) 721,650 shares subject to options exercisable within 60 days of January 31, 2017. Mr. Rees is the spouse of Jeanne M. Gulner and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to have shared voting power and shared power to dispose of shares held directly or indirectly by Jeanne M. Gulner.
(6)	Includes 234,347 shares subject to options exercisable within 60 days of January 31, 2017.
(7)	Consists of (i) 113,822 shares held by the Lutes Family Living Trust, a voting trust of which Mr. Lutes and Moshira Lutes, his spouse, are the voting trustees, and (ii) 188,670 shares subject to options exercisable within 60 days of January 31, 2017.
(8)	Consists of shares held of record by Startup Capital Ventures, L.P., of which Mr. Dean is the managing partner.
(9)	Includes 12,500 shares subject to options exercisable within 60 days of January 31, 2017.
(10)	Consists of (i) 3,180,927 shares held by The Tyler W.K. Head Trust dated March 20, 2014, a voting trust of which Mr. Head is the voting trustee with the power to vote such shares but not the power to dispose of such shares, and (ii) 1,400 shares held by Hannah Stinson Head. Mr. Head is the spouse of Hannah Stinson Head and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to have shared voting power and shared power to dispose of shares held by Hannah Stinson Head.
(11)	Consists of 62,500 shares subject to options exercisable within 60 days of January 31, 2017.
(12)	Ms. Schrock joined our Board of Directors on May 10, 2016.
(13)	Includes 62,500 shares subject to options exercisable within 60 days of January 31, 2017.
(14)	Represents 11,748,321 shares and 1,282,167 shares subject to options exercisable within 60 days of January 31, 2017.

Description of capital stock

GENERAL

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. We also expect to enter into an amended and restated investors’ rights agreement, which will be effective upon the completion of this offering, which will eliminate all substantive rights provided to the current holders of our Series A and Series B Preferred Stock other than the registration rights of, and certain indemnification provisions relating to, such holders. This description summarizes the provisions that we expect will be in effect under such amended and restated investors’ rights agreement upon consummation of this offering. See “Certain relationships and related party transactions—Spin-Off Agreements with TFI—Stockholders agreements—Investors’ rights agreement” for further information regarding the amended and restated investors’ rights agreement into which we expect to enter.

This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which will be available once adopted. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement that, upon adoption, will be included as exhibits to the registration statement of which this prospectus forms a part and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of 324,500,000 shares, with a par value of $0.0004 per share, of which:

➢	300,000,000 shares will be designated common stock; and

➢	24,500,000 shares will be designated preferred stock.

As of December 31, 2016, after giving effect to the conversion of all of our outstanding convertible preferred stock into 5,639,410 shares (prior to the 2.5-for-1 forward stock split) of common stock and the application of the 2.5-for-1 forward stock split to all common stock after such conversion, which will occur upon completion of this offering, there were outstanding:

➢	27,099,745 shares of our common stock held by 58 stockholders;

➢	3,501,415 shares issuable upon the exercise of outstanding stock options;

➢	425,262 shares issuable upon the vesting of restricted stock units; and

➢	1,939,467 shares issuable upon the conversion of the convertible term notes. See “—Convertible Term Notes.”

Our Board of Directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

COMMON STOCK

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock and the prior consent of VPC, holders of our common stock are entitled to receive dividends, if any, as may be

Description of capital stock

declared from time to time by our Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Our amended and restated certificate of incorporation that we expect to be in effect upon the completion of this offering establishes a classified Board of Directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to receive liquidation distributions

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

PREFERRED STOCK

All of our currently outstanding shares of convertible preferred stock will automatically convert into common stock, effective upon the completion of this offering. All series of convertible preferred stock will convert at a ratio of one share of common stock for each share of convertible preferred stock.

Following the completion of this offering, our Board of Directors will have the authority, without further action by our stockholders, to issue up to 24,500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Description of capital stock

STOCK OPTIONS

As of December 31, 2016, we had outstanding options to purchase 3,501,415 shares of our common stock, with a weighted-average exercise price of $4.19 per share. See “Executive compensation—Employee Benefit and Stock Plans” for additional information.

RESTRICTED STOCK UNITS

As of December 31, 2016, we had outstanding non-vested restricted stock units covering 425,262 shares of our common stock. See “Executive compensation—Employee Benefit and Stock Plans” for additional information.

CONVERTIBLE TERM NOTES

On June 30, 2016, in conjunction with the amendment to the VPC Facility, we issued convertible term notes to VPC and its affiliated funds. The convertible term notes have a maximum borrowing amount of $25 million with a maturity date of January 30, 2018 that we were obligated to fully draw down by January 5, 2017. The Company made an initial draw in October 2016 of $10 million and a subsequent draw in January 2017 of $15 million, bringing the total amount drawn-down on the convertible term notes to $25 million as of the date of this prospectus.

During the period from the receipt of notice from us to VPC of the anticipated commencement of the roadshow in connection with this initial public offering until immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, VPC had the option to convert the convertible term notes, in whole or in part, into that number of shares of our common stock determined by the outstanding principal balance of and accrued, but unpaid, interest on the convertible term notes divided by the product of (a) 0.8 multiplied by (b) the initial public offering price per share. VPC did not elect to exercise its right to convert, and the notes remain outstanding VPC has agreed to purchase 2.3 million shares in the offering at the initial public offering price, and we intend to use the proceeds from that purchase, approximately $14.9 million, to reduce an equivalent amount of indebtedness under the convertible term notes. In connection with the June 30, 2016 amendment to the VPC Facility, we granted VPC the right to designate up to two board observers who may attend meetings of our Board of Directors solely in a non-voting capacity. VPC’s observer rights lapse in connection with the closing of the offering contemplated by this prospectus.

In connection with issuing the convertible term notes, the requisite holders of our outstanding Series A and Series B Preferred Stock waived any rights that such holders then had or will have under our current certificate of incorporation and the investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement previously entered into by and among us and the holders of our Series A and Series B Preferred Stock, including notice rights, preemptive rights, rights of participation, rights of first refusal, anti-dilution rights and approval rights, with respect to the issuance of the convertible term notes or the issuance of any capital stock of the Company upon conversion of the convertible term notes.

REGISTRATION RIGHTS

After the completion of this offering, the holders, or their transferees, of an aggregate of 14,098,525 shares of our common stock associated with the conversion of preferred shares will be entitled to rights with respect to the registration of such shares under the Securities Act. We refer to these shares as

Description of capital stock

registrable securities. These rights are provided under the terms of the amended and restated investors’ rights agreement that we intend to enter into between us and the holders of registrable securities and include demand registration rights, piggyback registration rights and Form S-3 registration rights. The above excludes shares issuable upon the conversion of our convertible term notes, which carry identical registration rights. See “Convertible Term Notes” above.

Demand registration rights

Under the amended and restated investors’ rights agreement that we intend to enter into, upon the written request of the holders of 40% or more of our registrable securities that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $5 million (net of underwriters’ discounts and selling expenses), we will be obligated to notify all holders of registrable securities of the written request and use commercially reasonable efforts to effect the registration of all registrable securities that holders request to be registered. We are not required to effect a registration statement (i) until 180 days after our initial public offering or April 30, 2018, whichever is earlier, (ii) if we have already effected more than two registration statements, counting for these purposes only registrations which have been declared or ordered effective and pursuant to which securities have been sold and forfeited demand registrations subject to certain conditions, (iii) during the period 60 days prior to, and 180 days after the effective date of, the filing of a registration initiated by us, or (iv) if the initiating holders propose to dispose of registrable securities that may be immediately registered on Form S-3 under the Securities Act. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good-faith judgment of our Board of Directors such registration would be detrimental to us, provided that we do not register any securities for our account or that of any other stockholder during such 90-day period other than with respect to a registration related to a company stock plan or a registration related to a transaction under Rule 145 of the Securities Act.

Piggyback registration rights

If we register any of our securities for public sale, we are required use commercially reasonable efforts to afford each holder of registrable securities an opportunity to include in the registration statement all or part of the holder’s registrable securities. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, a registration relating to the offer and sale of debt securities, a registration related to a transaction under Rule 145 of the Securities Act or a registration on any registration form that does not period secondary sales, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Each holder desiring to include all or any part of the registrable securities held by it in any such registration statement is required to notify us within 20 days of being notified by us of the registration. The underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement, unless the offering is our initial public offering and the registration statement does not include shares of any other selling stockholders, in which event any or all of the registrable securities of the holders may be excluded by the underwriter. The holders of registrable securities waived their registration rights to participate in this offering.

Form S-3 registration rights

The holders of registrable securities may make a written request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price

Description of capital stock

to the public of the shares offered is at least $1.0 million. We are not required to effect such registration (i) until 180 days after our initial public offering or April 30, 2018, whichever is earlier, (ii) during the period 60 days prior to, and 180 days after the effective date of, the filing of a registration initiated by us, or (iii) if, in a given 12-month period, we have already effected more than two such registrations. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good-faith judgment of our Board of Directors such registration would be detrimental to us, provided that we do not register any securities for our account or that of any other stockholder during such 90-day period other than with respect to a registration related to a company stock plan or a registration related to a transaction under Rule 145 of the Securities Act.

Registration expenses

We will pay the registration expenses (other than underwriting discounts and commissions) in connection with the registrations described above, including the reasonable fees and disbursements of one counsel for participating holders of registrable securities.

Expiration of registration rights

Under the amended and restated investors’ rights agreement that we intend to enter into, the registration rights described above will survive our initial public offering and will terminate after our initial public offering upon the earlier of:

➢	five years after the closing this offering; and

➢	as to each holder of registrable securities, the date on or after the closing of this offering on which (x) all shares of registrable securities held by such holder may immediately be sold under Rule 144 under the Securities Act or (y) such holder of registrable securities holds 1% or less of our then-outstanding common stock and all registrable securities held by such holder (together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144 under the Securities Act) can be sold during any 90-day period without registration in compliance with Rule 144 under the Securities Act.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

The provisions of Delaware law and the amended and restated certificate of incorporation and amended and restated bylaws that we expect to adopt in connection with the completion of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A

Description of capital stock

“business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Anticipated Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions

The amended and restated certificate of incorporation and amended and restated bylaws, that will be effective upon the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

➢	Board of Directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by our Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.

➢	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board Composition” for additional information.

➢	Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at a duly called annual or special meeting of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or our amended and restated certificate of incorporation, or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

➢	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Description of capital stock

➢	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

➢	Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

➢	Amendment of charter provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

➢	Issuance of undesignated preferred stock. Our Board of Directors will have the authority, without further action by the stockholders, to issue up to 24,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

CHOICE OF FORUM

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

TRANSFER AGENT AND REGISTRAR

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

MARKET LISTING

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ELVT.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock (prior to the 2.5-for-1 forward stock split) and the application of the 2.5-for-1 forward stock split to all common stock after such conversion, which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2016, we will have a total of 39,499,745 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase up to an additional 1,860,000 shares of common stock from us in this offering, will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of December 31, 2016, shares will be available for sale in the public market as follows:

➢	beginning on the date of this prospectus, the 12,400,000 shares of common stock sold in this offering will be immediately available for sale in the public market;

➢	beginning 181 days after the date of this prospectus, 12,280,142 additional shares of common stock will become eligible for sale in the public market pursuant to Rule 144 or as a registered security, of which 25,543,071 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

LOCK-UP AGREEMENTS

We, our officers and directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Shares eligible for future sale

The restrictions described in the immediately preceding paragraph are subject to certain exceptions as set forth in “Underwriting.”

RULE 10B5-1 TRADING PLANS

Certain of our employees, including our executive officers and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements described above.

RULE 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately 394,997 shares immediately after this offering assuming no exercise by the underwriters of their option to purchase up to an additional 1,860,000 shares of common stock from us in this offering and no conversion of the convertible term notes into shares of our common stock; or

➢	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Shares eligible for future sale

REGISTRATION RIGHTS

After the completion of this offering, the holders or their transferees, of 14,098,525 shares of our common stock associated with the conversion of shares of preferred stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration Rights” for additional information.

EQUITY INCENTIVE PLANS

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2014 Plan, our 2016 Plan and our ESPP. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See “Executive compensation—Employee Benefit and Stock Plans” for additional information.

Material US federal income tax consequences to non-US holders of our common stock

The following is a summary of the material US federal income tax consequences applicable to non-US holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Code, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the US Internal Revenue Service, or the “IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-US holders who purchase shares of our common stock issued pursuant to this offering and who hold such shares of our common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of US federal income taxation that may be important to a particular non-US holder in light of that non-US holder’s individual circumstances, nor does it address the potential application of the Medicare contribution tax, any aspects of US federal estate or gift tax laws, or tax considerations arising under the laws of any non-US, state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-US holder subject to special treatment under the US federal income tax laws, including without limitation:

➢	banks, insurance companies or other financial institutions;

➢	partnerships or other pass-through entities;

➢	tax-exempt organizations;

➢	tax-qualified retirement plans;

➢	dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	US expatriates and certain former citizens or long-term residents of the US;

➢	controlled foreign corporations;

➢	passive foreign investment companies;

➢	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

➢	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (or entity classified as a partnership for US federal income tax purposes) is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock (and such partnership) should consult their own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO THEIR

Material US federal income tax consequences to non-US holders of our common stock

PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE US FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-US OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DEFINITION OF NON-US HOLDER

For purposes of this summary, a “non-US holder” is any beneficial owner of shares of our common stock (other than a partnership or other entity treated as a partnership for US federal income tax purposes) that is not a US person. A “US person” is any of the following:

➢	an individual citizen or resident of the US;

➢	a corporation created or organized in or under the laws of the US, any state thereof or the District of Columbia (or entity treated as such for US federal income tax purposes);

➢	an estate, the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

➢	a trust if (a) a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a US person.

DISTRIBUTIONS ON OUR COMMON STOCK

As described in “Dividend policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock (other than certain pro rata distributions of shares of our common stock), such distributions will constitute dividends for US federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under US federal income tax principles. Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the shares of our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “—Gain on Sale or Other Disposition of Shares of our Common Stock” below.

Dividends paid to a non-US holder of our common stock generally will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-US holder must furnish to us or our paying agent a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-US holder holds shares of our common stock in connection with the conduct of a trade or business in the US, and dividends paid on shares of our common stock are effectively connected with such holder’s US trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-US holder in the US), the non-US holder will be exempt from the aforementioned US federal withholding tax. To claim the exemption, the non-US holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Material US federal income tax consequences to non-US holders of our common stock

Such effectively connected dividends generally will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in the same manner as if such holder were a resident of the US. A non-US holder that is a non-US corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-US holders should consult any applicable income tax treaties that may provide for different rules.

A non-US holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-US holders that do not timely provide us or our paying agent with the required certification, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-US holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

GAIN ON SALE OR OTHER DISPOSITION OF SHARES OF OUR COMMON STOCK

Subject to the discussion below regarding backup withholding, a non-US holder generally will not be subject to US federal income tax on any gain realized upon the sale or other disposition of shares of our common stock unless:

➢	the gain is effectively connected with a trade or business carried on by the non-US holder in the US and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-US holder maintained in the US;

➢	the non-US holder is an individual present in the US for 183 days or more in the taxable year of disposition and certain other requirements are met; or

➢	we are or have been a US real property holding corporation, or a “USRPHC,” for US federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-US holder’s holding period for the shares of our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our US real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for US federal income tax purposes.

Gain described in the first bullet point above will be subject to US federal income tax on a net income basis at regular graduated US federal income tax rates generally in the same manner as if such holder were a resident of the US. A non-US holder that is a non-US corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-US holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to US federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by US source capital losses (even though the individual is not considered a resident of the US), provided that the non-US holder has timely filed US federal income tax returns with respect to such losses. Non-US holders should consult any applicable income tax treaties that may provide for different rules.

Material US federal income tax consequences to non-US holders of our common stock

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the Internal Revenue Service, or the “IRS,” and to each non-US holder the amount of dividends paid to, and the tax withheld with respect to, each non-US holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-US holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-US holder of shares of our common stock provided the non-US holder furnishes to us or our paying agent the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a US person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-US holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

FOREIGN ACCOUNT TAX COMPLIANCE ACT

Legislation and administrative guidance, commonly referred to as “FATCA,” may impose a 30% withholding tax on any dividends paid on our common stock and the gross proceeds of a sale of our common stock (if such sale occurs after December 31, 2018), in each case if paid to a “foreign financial institution,” as specially defined under such rules, and certain other foreign entities, unless various information reporting and due diligence requirements (generally relating to ownership by US persons of interests in, or accounts with, those entities) have been met or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a US federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding FATCA.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have severally agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC	3,844,000
Credit Suisse Securities (USA) LLC	3,100,000
Jefferies LLC	3,100,000
Stifel, Nicolaus & Company, Incorporated	1,178,000
William Blair & Company L.L.C.	1,178,000

Total	12,400,000

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of 1,860,000 additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.2535 per share from the initial public offering price. Sales of shares made outside of the US may be made by affiliates of the underwriters. If all the shares are not sold at the initial public

Underwriting

offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,860,000 additional shares.

	No exercise	Full exercise
Per share	$0.4225	$0.4225
Total(1)	$5,205,200	$5,991,050

(1)	Entities affiliated with Technology Crossover Ventures have agreed to purchase 80,000 shares of our common stock in this offering at the initial public offering price. The underwriters will receive no underwriting discounts or commissions on such shares.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $6.0 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering in an amount up to $40,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and holders of substantially all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus.

The foregoing restrictions do not apply to certain transactions, including but not limited to:

➢	the shares of our common stock to be sold by us in this offering;

➢	transfers or dispositions by will or by intestacy, provided that no filing under the Exchange Act, shall be required or shall be voluntarily made during the restricted period;

➢	bona fide gifts, provided that each recipient sign and deliver a lock-up letter substantially in the same form as executed by the locked-up party and no filing under the Exchange Act, shall be required or shall be voluntarily made during lock-up period;

➢	dispositions to any trust or other entity for the benefit of the locked-up party and/or the immediate family of the locked-up party, provided that each donee sign and deliver a lock-up letter substantially in the same form as executed by the locked-up party and no filing under the Exchange Act, shall be required or shall be voluntarily made during the lock-up period;

➢	the surrender or forfeiture of our common stock or other securities to us to cover (i) tax withholding obligations upon exercise or vesting or (ii) the exercise price of stock options or certain other rights to acquire our common stock, provided that any such securities remain subject to the lock-up agreement and no filing under the Exchange Act, shall be required or shall be voluntarily made during the lock-up period;

Underwriting

➢	the exercise of any option or other rights to acquire common stock, the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units or the conversion of any convertible security into common stock, provided that any such securities remain subject to the lock-up agreement;

➢	the entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sale or other dispositions of common stock during the lock-up period and no filing under the Exchange Act or public announcement is made or required to be made by or on behalf of the undersigned or the Company regarding the establishment of such plan;

➢	transactions relating to shares of common stock or other securities acquired in this offering or in the open market after the completion of this offering, provided that no filing under the Exchange Act, shall be required or shall be voluntarily made during the lock-up period;

➢	distributions to stockholders, limited partners or members of the locked-up party, provided that each such distributee sign and deliver a lock-up letter substantially in the same form as executed by the locked-up party and no filing under the Exchange Act, shall be required or shall be voluntarily made during the lock-up period;

➢	distributions to the locked-up party’s affiliates or other entity controlled or managed by the locked-up party, provided that each such transferee shall sign and deliver a lock-up letter substantially in the same form as executed by the locked-up party and no filing under the Exchange Act, shall be required or shall be voluntarily made during the lock-up period; and

➢	the issuance of shares of common stock by us in connection with acquisitions, joint ventures, commercial relationships or other strategic corporate transactions, provided that the aggregate number of shares of common stock that we may issue or agree to issue during the lock-up period may not exceed 5% of the total number of our shares of common stock issued and outstanding immediately following the completion of this offering, and further provided that the recipient of any such shares must execute and deliver a lock-up letter substantially in the same form as executed by the locked up party.

UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC may collectively, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ELVT.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

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➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiation among us and the representatives of the underwriters. The principal factors considered in determining the initial public offering price included:

➢	the information set forth in this prospectus and otherwise available to the representatives;

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➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may, at any time, hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, director nominees, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if any eligible persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1 million of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions to the lock-up agreements described above. Any shares sold in the directed share program to our directors, director nominees or executive officers shall be subject to the lock-up agreements described above.

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OTHER ACTIVITIES AND RELATIONSHIPS

Solebury Capital LLC, or “Solebury,” a FINRA member, is acting as a financial advisor in connection with the offering. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, or the “Shares,” may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

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NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA

(A) Resale Restrictions

The distribution of the common stock in Canada is being made only in the provinces of Ontario, Québec, Alberta and British Columbia, and therein only on a private placement basis in reliance on an exemption(s) from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made in connection with this offering. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus and registration requirements or, alternatively, under an available statutory exemption from the prospectus and registration requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing the shares of common stock in Canada and accepting delivery of a purchase confirmation, each Canadian purchaser is hereby representing to us and each dealer from whom a purchase confirmation is received that:

➢	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as such term is defined under National Instrument 45-106 – Prospectus Exemptions, or NI 45-106

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➢	the purchaser is a “permitted client” as such term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

➢	where required by law, the purchaser is purchasing the common stock as principal, or is deemed to be purchasing as principal in accordance with the applicable securities laws of the province in which the investor is resident, for its own account and not as agent for the benefit of another person, and is purchasing for investment only and not with a view to resale or distribution,

➢	the purchaser has reviewed the text above under (A) Resale Restrictions and agrees not to resell common stock purchased in this offering except in compliance with applicable Canadian resale restrictions; and

➢	by purchasing common stock in this offering, each Canadian purchaser will be deemed to have agreed to provide us and the underwriters, as applicable, with any and all information about the purchaser and its purchase of common stock in the offering necessary to permit us and the underwriters, as applicable, to properly complete and file Form 45-106F1 Report of Exempt Distribution and, in British Columbia, as applicable, Form 45-106F6 British Columbia Report of Exempt Distribution, as required under NI 45-106.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that we and each underwriter in this offering are relying on the exemption set out in section 3A.3 of National Instrument 33-105 –Underwriting Conflicts and, therefore, are not required to provide Canadian investors with disclosure pertaining to conflicts of interest and any “connected issuer” and “related issuer” relationships that may exist between us and the underwriters, where applicable, as otherwise required to be disclosed pursuant to subsection 2.1(1) of NI 33-105 in connection with this offering.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers and the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

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(G) Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with

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the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This Offering Memorandum has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this Offering Memorandum nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this Offering Memorandum nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this Offering Memorandum will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. The underwriters are being represented by Orrick, Herrington & Sutcliffe LLP, San Francisco, California in connection with this offering.

Experts

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.elevate.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Elevate Credit, Inc.

We have audited the accompanying consolidated balance sheets of Elevate Credit, Inc., a Delaware corporation, and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elevate Credit, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, TX

March 10, 2017

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollars in thousands except share and per share amounts)	2016	2015
ASSETS
Cash and cash equivalents*	$53,574	$29,050
Restricted cash	1,785	1,996
Loans receivable, net of allowance for loan losses of $77,451 and $59,771, respectively*	392,663	274,208
Prepaid expenses and other assets*	11,314	8,265
Bank reserve deposit*	—	9,287
Receivable from CSO lenders	26,053	9,719
Receivable from payment processors*	19,105	13,851
Deferred tax assets, net	31,197	26,856
Property and equipment, net	16,159	17,770
Goodwill	16,027	16,027
Intangible assets, net	2,304	2,484

Total assets	$570,181	$409,513

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities (including $21 and $304 payable to Think Finance, Inc., respectively)*	$31,390	$34,529
State and other taxes payable	1,026	803
Deferred revenue	28,970	1,729
Notes payable, net*	493,478	339,077
Derivative liability	1,750	—

Total liabilities	556,614	376,138

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
STOCKHOLDERS’ EQUITY
Common stock; $0.001 par value; 16,670,700 authorized shares; 5,200,488 and 5,118,743 issued and outstanding, respectively	5	5
Convertible preferred stock; Series A, $0.001 par value; 2,957,059 shares authorized, issued and outstanding, liquidation preference of $22,850	3	3
Convertible preferred stock; Series B, $0.001 par value; 2,682,351 shares authorized, issued and outstanding, liquidation preference of $40,000	3	3
Accumulated other comprehensive income, net of tax benefit of $2,347 and $2,206, respectively	1,087	286
Additional paid-in capital	88,854	87,090
Accumulated deficit	(76,385)	(54,012)

Total stockholders’ equity	13,567	33,375

Total liabilities and stockholders’ equity	$570,181	$409,513

*	These balances include certain assets and liabilities of a variable interest entity (“VIE”) that can only be used to settle the liabilities of that VIE. All assets of the Company are pledged as security for the Company’s outstanding debt, including debt held by the VIE. For further information regarding the assets and liabilities included in the Company’s consolidated accounts, see Note 4—Variable Interest Entity.

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
(Dollars in thousands except share and per share amounts)	2016	2015
Revenues	$580,441	$434,006
Cost of sales:
Provision for loan losses	317,821	232,650
Direct marketing costs	65,190	61,032
Other cost of sales	17,433	15,197

Total cost of sales	400,444	308,879

Gross profit	179,997	125,127
Operating expenses:
Compensation and benefits	65,657	60,568
Professional services	30,659	25,134
Selling and marketing	9,684	7,567
Occupancy and equipment	11,475	9,690
Depreciation and amortization	10,906	8,898
Other	3,812	4,303

Total operating expenses	132,193	116,160

Operating income	47,804	8,967
Other income (expense):
Net interest expense	(64,277)	(36,674)
Foreign currency transaction loss	(8,809)	(2,385)
Non-operating income (expense)	(43)	5,523

Total other expense	(73,129)	(33,536)

Loss before taxes	(25,325)	(24,569)
Income tax benefit	(2,952)	(4,658)

Net loss	$(22,373)	$(19,911)

Basic and diluted net loss per share	$(4.34)	$(3.97)
Basic and diluted weighted average shares outstanding	5,157,705	5,010,339

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
(Dollars in thousands)	2016	2015
Net loss	$(22,373)	$(19,911)
Other comprehensive income, net of tax:
Foreign currency translation adjustment, net of tax effects of $141 and $506, respectively	801	597

Total other comprehensive income, net of tax	801	597

Total comprehensive loss	$(21,572)	$(19,314)

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2016 and 2015

(Dollars in thousands)	Common Stock		Series A Convertible Preferred		Series B Convertible Preferred		Additional paid-in capital	Accumu- lated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2014	4,842,968	$5	2,957,059	$3	2,682,351	$3	$86,591	$(34,101)	$(311)	$52,190
Stock-based compensation	275,775	—	—	—	—	—	847	—	—	847
Exercise of stock options	—	—	—	—	—	—	(1,429)	—	—	(1,429)
Tax benefit of equity issuance costs	—	—	—	—	—	—	1,081	—	—	1,081
Comprehensive income:
Foreign currency translation adjustment net of tax expense of $506	—	—	—	—	—	—	—	—	597	597
Net loss	—	—	—	—	—	—	—	(19,911)	—	(19,911)

Balances at December 31, 2015	5,118,743	$5	2,957,059	$3	2,682,351	$3	$87,090	$(54,012)	$286	$33,375

Stock-based compensation	—	—	—	—	—	—	1,707	—	—	1,707
Exercise of stock options	81,745	—	—	—	—	—	(757)	—	—	(757)
Tax benefit of equity issuance costs	—	—	—	—	—	—	814	—	—	814
Comprehensive income:
Foreign currency translation adjustment net of tax benefit of $141	—	—	—	—	—	—	—	—	801	801
Net loss	—	—	—	—	—	—	—	(22,373)	—	(22,373)

Balances at December 31, 2016	5,200,488	$5	2,957,059	$3	2,682,351	$3	$88,854	$(76,385)	$1,087	$13,567

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
(Dollars in thousands)	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,373)	$(19,911)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,906	8,898
Provision for loan losses	317,821	232,650
Stock-based compensation	1,707	847
Amortization of debt discount and debt issuance costs	779	199
Amortization of loan premium	2,656	454
Deferred income tax benefit, net	(3,386)	(5,173)
Unrealized loss from foreign currency transactions	8,809	2,385
Non-operating (income) loss	43	(5,523)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(280)	(1,023)
Bank reserve deposit	9,287	(9,287)
Receivable from payment processors	(6,131)	(6,837)
Receivable from CSO lenders	(16,334)	(2,267)
Interest receivable	(83,859)	(70,859)
State and other taxes payable	76	178
Deferred revenues	27,241	(963)
Accounts payable and accrued liabilities	987	4,664

Net cash provided by operating activities	247,949	128,432

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans receivable originated or participations purchased	(914,304)	(667,433)
Principal collections on loans receivable and recoveries	550,041	381,044
Participation premium paid	(3,539)	(1,019)
Change in restricted cash	205	6,357
Purchases of property and equipment	(8,313)	(9,272)

Net cash used in investing activities	(375,910)	(290,323)

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the years ended December 31,
(Dollars in thousands)	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	$155,500	$165,000
Payment of capital lease obligations	(242)	(228)
Debt issuance costs paid	(178)	(489)
Equity issuance costs paid	(2,114)	(2,863)
Proceeds from stock option exercises	40	436

Net cash provided by financing activities	153,006	161,856

Effect of exchange rates on cash and cash equivalents	(521)	(712)

Net increase (decrease) in cash and cash equivalents	24,524	(747)

Cash and cash equivalents, beginning of year (including $278 of cash classified as Assets of discontinued operations at December 31, 2014)	29,050	29,797

Cash and cash equivalents, end of year	$53,574	$29,050

Supplemental cash flow information:
Interest paid	$61,347	$34,476
Income taxes paid	$462	$438

Noncash investing and financing activities:
CSO fees charged-off included in Deferred revenues and Loans receivable	$5,174	$—
Derivative debt discount on convertible term notes	$1,707	$—
Property and equipment accrued but not yet paid	$1,227	$—

The accompanying notes are an integral part of these consolidated financial statements.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States (“US GAAP”) and conform, as applicable, to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

Business Operations

Elevate Credit, Inc. (the “Company”) is a Delaware corporation. The Company provides technology-driven, progressive online credit solutions to non-prime consumers. The Company uses advanced technology and proprietary risk analytics to provide more convenient and more responsible financial options to its customers, who are not well-served by either banks or legacy non-prime lenders. The Company currently offers unsecured online installment loans and lines of credit in the United States (the “US”) and the United Kingdom (the “UK”). The Company’s products, Rise, Elastic and Sunny, reflect its mission of “Good Today, Better Tomorrow” and provide customers with access to competitively priced credit and services while helping them build a brighter financial future with credit building and financial wellness features. In the UK, the Company directly offers unsecured installment loans via the internet through its wholly owned subsidiary, Elevate Credit International (UK), Limited, (“ECI”) under the brand name of Sunny.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and from July 1, 2015 and thereafter, a variable interest entity (“VIE”) (See Note 4—Variable Interest Entity). All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include the valuation of the allowance for loan losses, goodwill, long-lived and intangible assets, deferred revenues, contingencies, the fair value of derivatives, the income tax provision, valuation of stock-based compensation and the valuation allowance against deferred tax assets. The Company bases its estimates on historical experience, current data and assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Amounts restricted under lending agreements, third-party processing agreements and state licensing requirements are classified separately as restricted cash.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Revenue Recognition

The Company recognizes consumer loan fees as revenues for each of the loan products it offers. Revenues on the Consolidated Statements of Operations include: finance charges, lines of credit fees, fees for services provided through CSO programs (“CSO fees”), and non-sufficient funds fees or “NSF fees” on Rise installment loans, which were discontinued in the fourth quarter of 2015, as well as any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. The Company also recorded revenues related to the sale of customer applications to unrelated third parties. These applications are sold with the customer’s consent in the event that the Company or its CSO lenders are unable to offer the customer a loan. Revenue is recognized at the time of the sale. Other revenues also include marketing and licensing fees received from the originating lender related to the Elastic product and from CSO fees related to the Rise product. Revenues related to these fees are recognized when service is performed.

The Company accrues finance charges on installment loans on a constant yield basis over their terms. The Company accrues fixed charges such as CSO fees and lines of credit fees as they are earned over the term of the loan. The Company does not accrue finance charges and other fees on installment loans or lines of credit for which payment is 60 days past due. Installment loans and lines of credit are considered past due if a scheduled payment is not paid on its due date. Payments received on past due loans are applied against the loan and accrued interest balance to bring the loan current. Payments are first applied to accrued fees and interest, and then to the loan balance.

Effective through April 30, 2015, the Company offered a reward program for certain installment loan customers. Customers could earn points for performing various activities such as making a consecutive number of timely loan payments or completing financial education courses provided by the Company. These points could then be used to reduce the interest rate of an outstanding loan. The Company estimated the expected future interest discounts to be provided based on the likelihood that the customer would earn enough points over the life of the loan to achieve a discount. If a discount would be achieved, an effective yield over the life of the loan was calculated (considering the future discounts) and any interest collected in excess of the effective yield was deferred. The reward program was discontinued on April 30, 2015.

The Company’s business is affected by seasonality, which can cause significant changes in portfolio sizes and profit margins from quarter to quarter. Although this seasonality does not impact the Company’s policies for revenue recognition, it does generally impact the Company’s results of operations by causing an increase in its profit margins in the first quarter of the year and decreased margins in the second through fourth quarters.

Installment Loans and Lines of Credit

Installment loans and lines of credit, including receivables for finance charges and fees, are unsecured and reported as Loans receivable on the Consolidated Balance Sheets. Installment loans are multi-payment loans that require the pay-down of portions of the outstanding principal balance in multiple installments. Line of credit accounts include customer cash advances made through the Elastic line of credit product. The lines of credit represent participation interests acquired from a third-party lender. Based on agreements with the third-party lender, the VIE pays a loan premium on the participation interests acquired. The loan premium is amortized over the expected life of the outstanding draw. At

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

December 31, 2016 and 2015, the amortization on the loan premium was $2.7 million and $0.5 million, respectively, and is included within Revenues in the Consolidated Statements of Operations. See Note 4—Variable Interest Entity for more information regarding these participation interests.

The Company considers impaired loans as accounts over 60 days past due or loans which become uncollectible based on information that the Company becomes aware of (e.g., receipt of customer bankruptcy notice). The impaired loans are charged-off at the time that they are deemed to be uncollectible.

Allowance for Loan Losses

The Company has adopted Financial Accounting Standards Board (“FASB”) guidance for disclosures about the credit quality of financing receivables and the allowance for loan losses (“allowance”). The Company maintains an allowance for loan losses for loans and interest receivable at a level estimated to be adequate to absorb credit losses inherent in the outstanding loans receivable. The Company primarily utilizes historical loss rates by product, stratified by delinquency ranges, to determine the allowance, but also considers recent collection and delinquency trends, as well as macro-economic conditions that may affect portfolio losses. Additionally, due to the uncertainty of economic conditions and cash flow resources of the Company’s customers, the estimate of the allowance for loan losses is subject to change in the near-term and could significantly impact the consolidated financial statements. If a loan is deemed to be uncollectible before it is fully reserved, it is charged-off at that time.

Increases in the allowance are created by recording a provision for loan losses in the Consolidated Statements of Operations. Installment loans and lines of credit are charged off, which reduces the allowance, when they are over 60 days past due, or earlier if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

Credit Service Organization

The Company also provides services in connection with installment loans originated by independent third-party lenders (“CSO lenders”), whereby the Company acts as a credit services organization/credit access business on behalf of consumers in accordance with applicable state laws (the “CSO program”). The CSO program includes arranging loans with CSO lenders, assisting in the loan application, documentation and servicing processes.

Under the CSO program, the Company guarantees the repayment of the customer’s loan to the CSO lenders as part of the credit services it provides to the customer. A customer who obtains a loan through the CSO program pays the Company a fee for the credit services, including the guaranty, and enters into a contract with the CSO lenders governing the credit services arrangement. The CSO fee received is initially recognized as deferred revenue and subsequently recognized over the life of the loan. We estimate a liability for losses associated with the guaranty provided to the CSO lenders using assumptions and methodologies similar to the allowance for loan losses detailed previously. As of December 31, 2016, the CSO program requires that the Company fund a cash reserve equal to 30%—45% of the outstanding loan principal within the CSO program portfolio. The cash reserve rate differs from the rates as of December 31, 2015 due to an amendment to the terms of the contract.

The Company also had a Receivable from CSO lenders related primarily to CSO fees received by the CSO lenders from customers. As of December 31, 2016 and 2015, respectively, estimated losses of

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

approximately $4.9 million and $6.0 million for the CSO owned loans receivable guaranteed by the Company of approximately $40.5 million and $44.1 million, respectively, are initially recorded at fair value and are included in Accounts payable and accrued liabilities in the Consolidated Balance Sheets. See Note 3—Loans Receivable and Revenues for additional information on loans receivable and the provision for loan losses. During 2015, the cash restriction securing the guaranty of CSO loan balances was released. The receivables (payables) related to the CSO lenders as of December 31, 2016 and 2015 are as follows:

(Dollars in thousands)	2016	2015
Receivable related to 30%-45% and 20%-30% cash reserve, respectively	$26,158	$8,473
Receivable (payable) related to CSO fees collected by CSO lenders	(105)	1,246

The CSO lenders are considered VIE’s of the Company; however, the Company does not have any ownership interest in the CSO lenders, does not exercise control over them, and is not the primary beneficiary, and therefore, does not consolidate the CSO lenders’ results with its results.

Receivables from Payment Processors

The Company has entered into agreements with third-party service providers to conduct processing activities, including the funding of new customer loans and the collection of customer payments for those loans. In accordance with contractual agreements, these funds are settled back to the Company within one to three business days after the date of the originating transaction. Accordingly, the Company had approximately $19.1 million and $13.9 million due from processing providers as of December 31, 2016 and 2015, respectively, which is included in Receivable from payment processors in the Consolidated Balance Sheets.

Direct Marketing Costs

Marketing expenses consist of online marketing costs such as sponsored search and advertising on social networking sites, and other marketing costs such as purchased television and radio air time and direct mail print advertising. In addition, marketing expense includes affiliate costs paid to marketers in exchange for information for applications from potential customers. Online marketing, affiliate costs and other marketing costs are expensed as incurred.

Selling and Marketing Costs

Selling and marketing costs include costs associated with the use of agencies that perform creative services and monitor and measure the performance of the various marketing channels. Selling and marketing costs also include the production costs associated with media advertisements that are expensed as incurred over the licensing or production period.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Company capitalizes all acquisitions of property and equipment of $500 or greater. The Company capitalizes certain software development costs. Costs incurred in the preliminary stages of development are expensed, but software development costs incurred thereafter, including external direct costs of materials and services as well as payroll and payroll-related costs, are capitalized.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Software development costs, which are included in Property and equipment, net on the Consolidated Balance Sheets, as of December 31, 2016 and 2015, and related amortization expense, which is included in Depreciation and amortization within the Consolidated Statements of Operations for the years ended December 31, 2016 and 2015 were as follows:

(Dollars in thousands)	2016	2015
Software development costs	$29,144	$26,377
Less: accumulated amortization	(23,658)	(19,303)

Net book value	$5,486	$7,074

Amortization expense	$5,770	$6,520

Maintenance and repairs that do not extend the useful life of the assets are expensed as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the depreciable or amortizable assets as follows:

Furniture and fixtures	7 years
Equipment	3-5 years
Leasehold improvements	The lesser of the related lease term or useful life of 3-5 years
Software and software development	3 years

Equity Issuance Costs

Costs incurred related to the Company’s anticipated initial public offering (“IPO”) have been deferred, and will be charged against the gross proceeds of the offering. The balance of these equity issuance costs at December 31, 2016 was approximately $5.0 million, and is included in Prepaid expenses and other assets in the Consolidated Balance Sheet.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Relative to uncertain tax positions, the Company accrues for losses it believes are probable and can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. If the amounts recorded are not realized or if penalties and interest are incurred, the Company has elected to record all amounts within income tax expense.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

The Company has no recorded liabilities for US uncertain tax positions at December 31, 2016 and 2015. Tax periods from fiscal years 2014-2016 remain open and subject to examination for US federal and state tax purposes. As the Company had no operations nor had filed US federal tax returns prior to May 1, 2014, there are no other US federal or state tax years subject to examination.

The Company has reduced the deferred tax asset related to the UK net operating loss carryforward due to an uncertain tax position at December 31, 2016 and 2015. For UK taxes, tax periods from fiscal years 2010-2016 remain open and subject to examination.

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with Accounting Standards Codification (“ASC”) 350-20-35, Goodwill—Subsequent Measurement, the Company performs a quantitative approach method impairment review of goodwill and intangible assets with an indefinite life annually at October 31 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company completed its annual test and determined that there was no evidence of impairment of goodwill or indefinite lived intangible assets. No events or circumstances occurred between October 31 and December 31, 2016 that would more likely than not reduce the fair value of the reporting units below the carrying amount.

The Company’s impairment evaluation of goodwill is based on comparing the fair value of the Company’s reporting units to their carrying value. The fair value of the reporting units was determined based on a weighted average of the income and market approaches. The income approach establishes fair value based on estimated future cash flows of the reporting units, discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk of the reporting units. The income approach uses the Company’s projections of financial performance for a six to nine-year period and includes assumptions about future revenues growth rates, operating margins and terminal values. The market approach establishes fair value by applying cash flow multiples to the reporting units’ operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

Intangible Assets Subject to Amortization

Intangible assets primarily include the fair value assigned to non-compete agreements at acquisition less any accumulated amortization. Non-compete agreements are amortized on a straight line basis over the term of the agreement. An evaluation of the recoverability of intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value. No impairment losses related to intangible assets subject to amortization occurred during the years ended December 31, 2016 and 2015.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Deferred Rent

The Company recognizes escalating lease payments on a straight-line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as a deferred rent liability. As of December 31, 2016 and 2015, the Company had a deferred rent liability of $401 thousand and $17 thousand, respectively, that are included in Accounts payable and accrued liabilities in the Consolidated Balance Sheets.

Debt Discount and Issuance Costs

Costs incurred for issuing the Notes payable are deferred and amortized using the straight-line method over the life of the related debt, which approximates the effective interest method. These costs include any debt discount or premium on the notes in addition to debt issuance costs incurred. The unamortized debt discount related to the Convertible Term Notes was approximately $1.3 million as of December 31, 2016 and is included in Notes payable, net in the Consolidated Balance Sheets. No debt discount was recognized as of December 31, 2015. See Note 7—Notes Payable for additional information on the Convertible Term Notes. The unamortized balance of debt issuance costs was approximately $0.6 million and $0.7 million at December 31, 2016 and 2015, respectively, and is included in Notes payable, net in the Consolidated Balance Sheets. Amortization of debt issuance costs of approximately $0.3 million and $0.2 million was recognized for the years ended December 31, 2016 and 2015, respectively, and is included within Net interest expense in the Consolidated Statements of Operations. For the year ended December 31, 2016, amortization of the debt discount was approximately $0.4 million and is included within Net interest expense in the Consolidated Statements of Operations.

Foreign Currency Translations and Transactions

The functional currency for ECI is the British Pound (“GBP”). The assets and liabilities of ECI are translated into US dollars (“USD”) at the exchange rates in effect at each balance sheet date, and the resulting adjustments are recorded in Accumulated other comprehensive income, net as a separate component of equity. Revenues and expenses are translated at the monthly average exchange rates occurring during each period. Equity is translated at the historical rates of the respective transactions.

The Company has designated its intercompany loan with ECI as long-term. The intercompany loan was denominated in GBP. As a result, gains and losses related to the remeasurement of this balance were recognized in Accumulated other comprehensive income, net in the accompanying Consolidated Statements of Stockholders’ Equity.

Effective November 30, 2015, the Company converted the intercompany loan principal balance to equity, and forgave the interest (which eliminates upon consolidation) that was accrued and unpaid on the loan at that date. The foreign currency remeasurement loss related to intercompany accounts was $0.3 million for the year ended December 31, 2015. These intercompany loan transactions had no impact to the Company’s consolidated results of operations.

As ECI’s term note under the third-party credit facility is denominated in USD, ECI remeasures its term note monthly. The unrealized foreign currency loss from foreign remeasurement was approximately $8.0 million and $2.1 million for the years ended December 31, 2016 and 2015, respectively, and is included in Foreign currency transaction loss in the Consolidated Statements of Operations.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Comprehensive Income

Accumulated other comprehensive income, net is comprised solely of the impact of foreign currency translation adjustments. For the years ended December 31, 2016 and 2015, the change in total other comprehensive income, net of tax was a gain of approximately $0.8 million and $0.6 million, respectively, and no amounts have been reclassified from accumulated other comprehensive income to net loss.

Concentration of Credit Risk

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value Measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or non-recurring basis, as applicable. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). This guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements. See Note 11—Fair Value Measurements for additional information on fair value measurements.

Derivative Financial Instruments

All derivatives are recorded as assets or liabilities initially at fair value, and the changes in fair value at the end of each quarterly reporting period are included in earnings. The Company’s derivative financial instruments include bifurcated embedded derivatives that were identified within the Convertible Term Notes. See fair value measurements policy above and Note 7—Notes Payable for additional information.

Transfers and Servicing of Financial Assets

The Company applies the provisions of ASC Topic 860, Transfers and Servicing, for accounting for transfers and servicing of financial assets, which requires that specific criteria are met in order to record a transfer of financial assets as a sale. To qualify for sale treatment, the guidance requires that the Company does not have continuing involvement with the sold assets and also requires the Company to no longer retain effective control of the assets. During the years ended December 31, 2016 and 2015, the Company entered into sales agreements with third-party firms whereby the Company sold charged off customer loans to the third party. The agreements meet the sale criteria, and as a result, proceeds of approximately $25.6 million and $13.0 million for the years ended December 31, 2016 and 2015, respectively, were recorded as a recovery of charged off loans in the Allowance for loan losses.

A VIE acquired certain loan participations in unsecured lines of credit originated by a third-party lender to individual borrowers, which meet the criteria of a participation interest. Per the terms of the participation arrangement with the third-party lender, loan servicing is retained by the third-party lender, and the VIE reimburses the lender for the proportionate share of the servicing costs. See Note 4—Variable Interest Entity for additional information related to the participation interests purchased.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Stock-Based Compensation

In accordance with ASC Topic 718, Compensation-Stock Compensation, all stock-based compensation made to employees is measured based on the grant-date fair value of the awards and recognized as compensation expense on a straight-line basis over the period during which the recipient is required to perform services in exchange for the award (the requisite service period). The determination of fair value of share-based payment awards on the date of grant using option-pricing models is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise activity, risk-free interest rate, expected dividends and expected term. The Company uses the Black-Scholes-Merton Option Pricing Model to estimate the grant-date fair value of stock options. The Company uses an equity valuation model to estimate the grant-date fair value of restricted stock units (“RSUs”). Additionally, the recognition of stock-based compensation expense requires an estimation of the number of awards that will ultimately vest and the number of awards that will ultimately be forfeited.

Convertible Preferred Stock

All of the Company’s currently outstanding shares of convertible preferred stock will automatically convert into common stock, effective upon completion of a qualified equity offering. All series of convertible preferred stock will convert at a ratio of one share of common stock for each share of preferred stock.

Recently Adopted Accounting Standards

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. Topic 815, Derivatives and Hedging, requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met. One of those criteria is that the economic characteristics and risks of the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contract (the “clearly and closely related” criterion). US GAAP provides specific guidance for assessing whether call (put) options that can accelerate the repayment of principal on a debt instrument meet the clearly and closely related criterion. The guidance states that for contingent call (put) options to be considered clearly and closely related, they can be indexed only to interest rates or credit risk. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Public business entities must apply the new requirements for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. All other entities must apply the new requirements for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Arrangements (“ASU 2015-15”). ASU 2015-15 amends Subtopic 835-30 to include that the Securities and Exchange Commission would not object to the deferral and presentation of debt issuance costs as an asset and subsequent amortization of debt issuance costs over the term of the line-of-credit arrangement, whether or not there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-15 is effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 are intended to simplify the presentation of debt issuance costs. These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The Company adopted this guidance in the period ended March 31, 2016, and all prior period financial information presented has been adjusted to reflect the retrospective application of this guidance resulting in a reduction to Other assets and to Notes payable, net of $0.6 million and $0.7 million as of December 31, 2016 and 2015, respectively.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 provide guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from US GAAP the concept of extraordinary items. If an event or transaction meets the criteria for extraordinary classification, it is segregated from the results of ordinary operations and is shown as a separate item in the income statement, net of tax. ASU 2015-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted this standard and it did not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in ASU 2014-15 require management to evaluate, in connection with financial statement preparation for each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued, and to provide related disclosures. ASU 2014-15 applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company has adopted this standard and it is not expected to have a material impact on the Company’s consolidated financial statements and notes thereto.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Accounting Standards to be Adopted in Future Periods

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The purpose of ASU 2017-04 is to simplify the subsequent measurement of goodwill. The amendments modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. This guidance is effective for public companies for gooodwill impairment tests in fiscal years beginning after December 15, 2019. For all other entities, this guidance is effective for goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact of ASU 2017-04 on the Company’s consolidated financial statements.

In December 2016, the FASB issued ASU No. 2016-19, Technical Corrections and Improvements (“ASU 2016-19”). This update includes changes to clarify, correct errors or make minor improvements to the Accounting Standards Codification, and to make it easier to understand and to apply by eliminating inconsistencies and providing clarifications. Most of the amendments in ASU 2016-19 do not require transition guidance and are effective upon issuance of the update. For those amendments potentially resulting in changes in current practice because of either misapplication or misunderstanding of current guidance, early adoption is permitted for the amendments that require transition guidance. The Company is still assessing the potential impact of ASU 2016-19 on the Company’s consolidated financial statements. The Company does not currently expect that the adoption of ASU 2016-19 will have a material effect on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash a consensus of the FASB Emerging Issues Task Force (“ASU 2016-18”). The purpose of ASU 2016-18 is to reduce diversity in practice related to the classification and presentation of changes in restricted cash on the statement of cash flows. Under this new guidance, the statement of cash flows during the reporting period must explain the change in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for public entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. For all other entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still assessing the potential impact of ASU 2016-18 on the Company’s consolidated financial statements; however, the Company’s preliminary assessment of the impact of the adoption of ASU 2016-18 is that, upon adoption, the Company will include any restricted cash balances as part of cash and cash equivalents in its statements of cash flows and not present the change in restricted cash balances as a separate line item under investing activities as it currently presented.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to reduce diversity in practice for certain cash receipts and cash payments that are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. For all other entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company is still assessing the

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

potential impact of ASU 2016-15 on the Company’s consolidated financial statements. The Company does not currently expect that the adoption of ASU 2016-15 will have a material effect on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to replace the incurred loss impairment methodology in current US GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates to improve the quality of information available to financial statement users about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. For public entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact of ASU 2016-13 on the Company’s consolidated financial statements. The Company expects to complete its analysis of the impact in 2017.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 is intended to simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is still assessing the impact of the adoption of ASU 2016-09 on the Company’s consolidated financial statements; however, the Company’s preliminary estimate of the impact of the adoption of ASU 2016-09 is that it will record an adjustment to retained earnings of approximately $3.4 million (based on its US stock option deduction carryforward of approximately $8.9 million at December 31, 2016) to recognize net operating loss carryforwards attributable to excess tax benefits on stock compensation that had not been previously recognized to additional paid-in capital.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 is intended to improve the reporting of leasing transactions to provide users of financial statements with more decision-useful information. ASU 2016-02 will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is still assessing the potential impact of ASU 2016-02 on the Company’s consolidated financial statements. The Company expects to complete its analysis of the impact in 2017.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

(“ASU 2015-14”), which defers the effective date of this guidance by one year, to the annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. A reporting entity may choose to early adopt the guidance as of the original effective date. In April 2016, the FASB issued ASU 2016-09, Revenues from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the guidance related to identifying performance obligations and licensing implementation. The Company is still assessing the potential impact of ASU 2014-09 on the Company’s consolidated financial statements. The Company expects to complete its analysis of the impact in 2017.

NOTE 2—EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of common shares outstanding (“WASO”) during each period. Also, basic EPS includes fully vested stock and unit awards that have not yet been issued as common stock.

Diluted EPS is computed by dividing net income (loss) by the WASO during each period plus unvested stock option awards granted and vested unexercised stock options using the treasury stock method but only to the extent that these instruments dilute earnings per share. The dilutive effect of convertible preferred stock and convertible debt is reflected in diluted earnings (loss) per share using the if-converted method. Conversion of the preferred stock and convertible debt is not assumed for purposes of calculating diluted earnings (loss) per share if the effect is anti-dilutive. Interest expense for 2016 and 2015 of $448 thousand and $0, respectively, related to the convertible debt is added back to net income for purposes of the calculation, except for periods where net losses are reported, as the effect would be anti-dilutive. For the years ended December 31, 2016 and 2015, the convertible preferred stock and convertible debt had no impact on diluted earnings (loss) per share as the effect would be anti-dilutive for those periods.

The computation of earnings per share was as follows for the years ended December 31, 2016 and 2015:

(Dollars in thousands except per share amounts)	2016	2015
Numerator (basic and diluted):
Net loss	$(22,373)	$(19,911)

Denominator:
Weighted average number of shares outstanding (basic and diluted)	5,157,705	5,010,339

Basic and diluted loss per share	$(4.34)	$(3.97)

Due to the net loss incurred in the years ended December 31, 2016 and 2015, the Company excluded the following potential common shares at December 31, 2016 and 2015, respectively, from its diluted earnings per share calculation because including these shares would be anti-dilutive:

➢	5,639,410 and 5,639,410 common shares issuable upon conversion of the Series A and Series B convertible preferred stock;

➢	1,400,566 and 1,579,890 common shares issuable upon exercise of the Company’s stock options outstanding;

➢	618,812 and 0 common shares issuable upon conversion of the Convertible Term Notes; and

➢	170,105 and 0 common shares issuable upon vesting of the Company’s RSUs.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

ASC Topic 260, “Earnings Per Share” (“ASC Topic 260”) requires companies with participating securities to utilize a two-class method for the computation of net income per share attributable to the Company. The two-class method requires a portion of net income attributable to the Company to be allocated to participating securities. Net losses are not allocated to participating securities unless those securities are obligated to participate in losses. The Company did not have any participating securities for the years ended December 31, 2016 and 2015.

NOTE 3—LOANS RECEIVABLE AND REVENUES

Revenues generated from the Company’s consumer loans for the years ended December 31, 2016 and 2015 were as follows:

(Dollars in thousands)	2016	2015
Finance charges	$404,200	$347,445
CSO fees	73,941	61,259
Lines of credit fees	100,276	23,681
Other	2,024	1,621

Total revenues	$580,441	$434,006

The Company’s portfolio consists of both installment loans and lines of credit, which are considered the portfolio segments at December 31, 2016 and 2015. The following reflects the credit quality of the Company’s loans receivable as of December 31, 2016 and 2015 as delinquency status has been identified as the primary credit quality indicator. Loans are determined to be past due when they are one day past due without a payment. All impaired loans as of December 31, 2016 and 2015 have been charged off.

	December 31, 2016
(Dollars in thousands)	Installment	Line of Credit	Total
Current loans	$236,869	$156,717	$393,586
Past due loans	56,747	17,857	74,604

Total loans receivable	293,616	174,574	468,190
Net unamortized loan premium	—	1,924	1,924
Less: Allowance for loan losses	(58,062)	(19,389)	(77,451)

Loans receivable, net	$235,554	$157,109	$392,663

	December 31, 2015
(Dollars in thousands)	Installment	Line of Credit	Total
Current loans	$211,144	$68,742	$279,886
Past due loans	46,804	6,536	53,340

Total loans receivable	257,948	75,278	333,226
Net unamortized loan premium	—	753	753
Less: Allowance for loan losses	(49,755)	(10,016)	(59,771)

Loans receivable, net	$208,193	$66,015	$274,208

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Total loans receivable includes approximately $25.6 million and $21.9 million of interest receivable at December 31, 2016 and 2015, respectively. The carrying value for Loans receivable, net of the allowance for loan losses approximates the fair value due to the short-term nature of the loans receivable.

The changes in the allowance for loan losses for the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016
(Dollars in thousands)	Installment	Line of Credit	Total
Balance beginning of year	$55,768	$10,016	$65,784
Provision for loan losses	259,359	58,462	317,821
Charge-offs	(271,820)	(53,510)	(325,330)
Recoveries of prior charge-offs	21,209	4,421	25,630
Effect of changes in foreign currency rates	(1,529)	—	(1,529)

Total	62,987	19,389	82,376
Accrual for CSO lender owned loans (Note 1)	(4,925)	—	(4,925)

Balance end of year	$58,062	$19,389	$77,451

	December 31, 2015
(Dollars in thousands)	Installment	Line of Credit	Total
Balance beginning of year	$48,453	$38	$48,491
Provision for loan losses	212,828	19,822	232,650
Charge-offs	(221,343)	(9,998)	(231,341)
Recoveries of prior charge-offs	16,392	154	16,546
Effect of changes in foreign currency rates	(562)	—	(562)

Total	55,768	10,016	65,784
Accrual for CSO lender owned loans (Note 1)	(6,013)	—	(6,013)

Balance end of year	$49,755	$10,016	$59,771

NOTE 4—VARIABLE INTEREST ENTITY

The Company is involved with an entity that is deemed to be a VIE. Under ASC 810-10-15, Variable Interest Entities., a VIE is an entity that: (1) has an insufficient amount of equity investment at risk to permit the entity to finance its activities without additional subordinated financial support by other parties; (2) the equity investors are unable to make significant decisions about the entity’s activities through voting rights or similar rights; or (3) the equity investors do not have the obligation to absorb expected losses or the right to receive residual returns of the entity. The Company is required to consolidate a VIE if it is determined to be the primary beneficiary, that is, the enterprise that has both (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE. The Company evaluates its relationships with VIEs to determine whether it is the primary beneficiary of a VIE at the time it becomes involved with the entity and it re-evaluates that conclusion each reporting period.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Elastic SPV, Ltd.

On July 1, 2015, the Company entered into several agreements with a third-party lender and Elastic SPV, Ltd. (“ESPV”), a new entity formed by third party investors for the purpose of purchasing loan participations from the third-party lender. On that date, approximately $20.2 million of loan participations in the Elastic lines of credit outstanding held by the Company were transferred to ESPV for no gain or loss. Per the terms of the agreements, the Company provides customer acquisition services to drive the volume of loan applications submitted to the third-party lender. In addition, the Company provides loan underwriting software and services to evaluate the credit quality of those loan applications in accordance with the third-party lender’s credit policies. ESPV accounts for the loan participations acquired in accordance with ASC 860-10-40, Transfers and Services, Derecognition, as the lines of credit acquired meet the criteria of a participation interest.

Once the third-party lender originates the loan, ESPV has the right, but not the obligation, to purchase a 90% interest in each Elastic line of credit. Victory Park Capital Advisors, LLC (“VPC”) entered into an agreement (the “ESPV Facility”) under which it shall loan ESPV all funds necessary up to a maximum borrowing amount to purchase such participation interests in exchange for a fixed return (see Note 7—Notes Payable—ESPV Facility). The Company entered into a separate credit default protection agreement with ESPV whereby the Company agreed to provide credit protection to the investors in ESPV against Elastic loan losses in return for a credit premium. The Company does not hold a direct ownership interest in ESPV, however, as a result of the credit default protection agreement, ESPV was determined to be a VIE and the Company qualifies as the primary beneficiary.

The following table summarizes the assets and liabilities of the VIE that are included within the Company’s consolidated balance sheet for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	2016	2015
ASSETS
Cash and cash equivalents	$15,096	$3,015
Loans receivable, net of allowance for loan losses of $19,389 and $10,016, respectively	157,109	66,015
Prepaid expenses and other assets ($52 and $0, respectively, eliminates upon consolidation)	52	9,288
Receivable from payment processors	7,351	1,701

Total assets	$179,608	$80,019

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities ($1,061 and $639, respectively, eliminates upon consolidation)	$12,580	$3,567
Reserve deposit liability ($21,825 and $11,325, respectively, eliminates upon consolidation)	21,825	11,325
Notes payable, net	145,203	65,127
Members’ equity	—	—

Total liabilities and members’ equity	$179,608	$80,019

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

CSO Lenders

The CSO lenders are considered VIE’s of the Company under ASC 815-10-65. The Company does not have any ownership interest in the CSO lenders, does not exercise control over them, and is not the primary beneficiary, and therefore, does not consolidate the CSO lenders’ results with its results.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 and 2015 consists of the following:

(Dollars in thousands)	2016	2015
Furniture and fixtures	$2,557	$2,037
Equipment	10,010	8,419
Leasehold improvements	723	237
Software development cost	29,144	26,377
Software-purchased	8,828	5,873

	51,262	42,943
Less accumulated depreciation	(35,103)	(25,173)

	$16,159	$17,770

The following summarizes the balances above which were acquired through leasing arrangements that qualify as capital leases as of December 31, 2016:

(Dollars in thousands)	2016	2015
Equipment	$687	$687
Less: accumulated depreciation	(649)	(420)

	$38	$267

The capital lease obligation is included in Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Depreciation expense, which includes depreciation related to capital leases, was approximately $10.7 million and $8.7 million for the years ended December 31, 2016 and 2015, respectively.

NOTE 6—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2016 and 2015 consist of the following:

(Dollars in thousands)	2016	2015
Accounts payable	$10,880	$13,037
Accounts payable to related party (Note 16)	21	304
Accrued compensation	4,260	9,454
Liability for losses on CSO lender-owned consumer loans	4,925	6,013
Interest payable	6,464	4,357
Capital lease liability	21	262
Other accrued liabilities	4,819	1,102

	$31,390	$34,529

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

NOTE 7—NOTES PAYABLE

The Company has two debt facilities with Victory Park Management, LLC (“VPC”). The Rise SPV, LLC (“RSPV,” a subsidiary of the Company) credit facility (the “VPC Facility”) and the ESPV credit facility (the “ESPV Facility”).

VPC Facility

On January 30, 2014, RSPV entered into an agreement with VPC providing a credit facility with a maximum borrowing amount of $250 million. On May 20, 2015, the VPC Facility was amended, providing a credit facility with a maximum total borrowing amount of $335 million to RSPV, ECI and Elevate Credit Service, LLC (“ELCS”), all subsidiaries of the Company. On February 11, 2016, the VPC Facility was amended, providing a credit facility with a maximum total borrowing amount of $345 million to RSPV, ECI and ELCS. On June 30, 2016, the VPC Facility was further amended, providing a credit facility with a maximum total borrowing amount of $395 million to RSPV, ECI and ELCS.

This facility provides the following term notes at December 31, 2016:

➢	A maximum borrowing amount of $250 million at a base rate (defined as the 3-month LIBOR rate) plus 15% for the outstanding balance up to $75 million, 14% for the outstanding balance greater than $75 million and up to $150 million, and 13% for the outstanding balance greater than $150 million used to fund the Rise loan portfolio (“US Term Note”). The effective interest rate on the outstanding balance at December 31, 2016 and 2015 was 14.01% and 14.75%, respectively.

➢	A maximum borrowing amount of $50 million at a base rate (defined as the 3-month LIBOR rate) plus 16% used to fund the UK Sunny loan portfolio (“UK Term Note”). The interest rate at December 31, 2016 and 2015 was 16.93% and 16.61% , respectively.

➢	A maximum borrowing amount of $45 million at a base rate (defined as the 3-month LIBOR rate) plus 18% used to fund working capital (“ELCS Sub-debt Term Note”). The interest rate at December 31, 2016 and 2015 was 18.93% and 18.61%, respectively.

➢	A maximum borrowing amount of $25 million bearing interest at the greater of 18% or a base rate (defined as the 3-month LIBOR, with a 1% floor) plus 17% (“4th Tranche Term Note”). The interest rate at December 31, 2016 was 18.00%.

➢	A maximum borrowing amount of $25 million bearing interest at the greater of 10% or a base rate (defined as the 3-month LIBOR, with a 1% floor) plus 9% (“Convertible Term Notes”). The interest rate at December 31, 2016 was 10.00%.

There are no principal payments due or scheduled until the VPC Facility maturity date of January 30, 2018. All assets of the Company are pledged as collateral to secure the VPC Facility. The VPC Facility contains certain financial covenants that require, among other things, maintenance of minimum amounts and ratios of working capital; minimum amounts of tangible net worth; maximum ratio of indebtedness; and maximum ratios of charge-offs. The Company was in compliance with all covenants related to the VPC Facility as of December 31, 2016 and 2015.

The Convertible Term Notes are convertible, at the lender’s option, into common stock upon the completion of specific defined liquidity events, including certain equity financings, certain mergers and acquisitions or the sale of substantially all of the Company’s assets, or during the period from the receipt

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

of notice of the anticipated commencement of a roadshow in connection with the Company’s IPO until immediately prior to the effectiveness of the registration statement in connection with such IPO. The Convertible Term Notes are convertible into common stock at the market value (or a set discount to market value) of the shares on the date of conversion and since the Convertible Term Notes include a conversion option that continuously resets as the underlying stock price increases or decreases and provides a fixed value of common stock to the lender, it is considered share-settled debt. The Company did not elect and was not required to measure the Convertible Term Notes at fair value; as such, the Company will measure the Convertible Term Notes at the accreted value, determined using the effective interest method.

Share-settled debt may settle by providing the holder with a variable number of shares with an aggregate fair value equaling the debt principal outstanding. Share-settled debt may use a discount to the fair value of the share price to determine the number of shares to be delivered, resulting in settlement at a premium, and is analyzed to determine whether the share settled debt contains a beneficial conversion feature or contingent beneficial conversion feature. Share-settled debt may be measured at fair value or at its accreted value depending on the specific terms of the settlement provisions of the debt instrument. The Company evaluates the embedded features within debt instruments to determine if embedded features are required to be bifurcated and recognized as a derivative instrument. If more than one feature is required to be bifurcated, the features are accounted for as a single compound derivative. The fair value of a single compound derivative is recognized as a derivative liability and a debt discount. The derivative liability is measured at fair value on a recurring basis with changes reported in other income (expense). The debt discount is amortized to non-cash interest expense using the effective interest method over the life of the associated debt. In connection with the conversion (i.e.: settlement) of share-settled debt into common stock, the Company will recognize a gain or loss for the change in fair value of the associated derivative liabilities on conversion and a loss on extinguishment of debt from the acceleration of the unamortized balance of the debt discount and issuance costs. See Note 11—Fair Value Measurements for additional information.

The Convertible Term Notes contained embedded features that were required to be assessed as derivatives. The Company determined that two of the features it assessed were required to be bifurcated and accounted for under derivative accounting as follows: (i) An embedded redemption feature upon conversion into common shares of the Company’s stock (“share-settlement feature”) that includes a provision for the adjustment to the conversion price to a price less than the transaction-date fair value price per share if the Company is a party to certain qualifying liquidity or equity financing transactions. The incremental undiscounted present value of the embedded redemption feature is $6.25 million. (ii) An embedded redemption feature that requires the Company to pay an amount up to $5 million (“redemption premium feature”) upon a cash redemption at maturity or upon a redemption caused by certain events of default.

These two embedded features have been accounted for together as a single compound derivative. The Company estimated the fair value of the compound derivative using a probability-weighted valuation scenario model. The assumptions included in the calculations are highly subjective and subject to interpretation. The fair value of the single compound derivative was recognized as principal draw-downs were made and in proportion to the amount of principal draw-downs to the maximum borrowing amount. The initial fair value of the single compound derivative is recognized and presented as a debt discount and a derivative liability. The debt discount is amortized using the effective interest method from the principal draw-down date(s) through the maturity date. The derivative liability is accounted for

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

in the same manner as a freestanding derivative pursuant to Accounting Standards Codification 815—Derivatives and Hedging (“ASC 815”), with subsequent changes in fair value recorded in earnings each period. The Company was required to draw-down the entire commitment amount of $25 million prior to January 5, 2017, as amended. The Company made an initial draw in October 2016 of $10 million and a subsequent draw in January 2017 of $15 million, bringing the total amount drawn-down on the Convertible Term Notes to $25 million. See Note 11—Fair Value Measurements.

ESPV Facility

On July 13, 2015, ESPV, entered into an agreement with VPC, providing a credit facility with a maximum borrowing amount of $50 million (the “ESPV Facility”). On October 21, 2015, the ESPV Facility was amended, providing a credit facility with a maximum borrowing amount of $100 million. On July 14, 2016, the ESPV Facility was further amended, increasing the credit facility to a maximum borrowing amount of $150 million. Interest is charged at a base rate (defined as the greater of the 3-month LIBOR rate or 1% per annum) plus 13% for the outstanding balance up to $50 million, plus 12% for the outstanding balance greater than $50 million and plus 13.5% for any amounts in excess of $100 million. The ESPV Facility is used to purchase loan participations from the third party bank partner. The interest rate at December 31, 2016 and 2015 was 13.81% and 13.76%, respectively.

There are no principal payments due or scheduled until the ESPV Facility maturity date of July 1, 2019. All assets of of the Company and ESPV are pledged as collateral to secure the ESPV Facility. The ESPV Facility contains financial covenants, including a borrowing base calculation and certain financial ratios. ESPV was in compliance with all covenants related to the ESPV Facility as of December 31, 2016 and 2015.

VPC and ESPV Facilities:

The outstanding balance of Notes payable, net of debt issuance costs, are as follows:

	December 31,
(Dollars in thousands)	2016	2015
US Term Note bearing interest at 3-month LIBOR + 13-15%	$222,000	$197,000
UK Term Note bearing interest at 3-month LIBOR + 16%	47,800	42,300
ELCS Sub-debt Term Note bearing interest at 3-month LIBOR + 18%	45,000	35,000
4th Tranche Term Note bearing interest at 3-month LIBOR + 17%	25,000	—
Convertible Term Notes bearing interest at 3-month LIBOR + 9%	10,000	—
ESPV Term Note bearing interest at 1% per annum + 12-13.5%	145,500	65,500
Debt discount and issuance costs	(1,822)	(723)

Total	$493,478	$339,077

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Future debt maturities as of December 31, 2016 are as follows:

Year (dollars in thousands)	Amount
2017	$—
2018	349,800
2019	145,500
2020	—
2021	—

Total	$495,300

The Company has evaluated the interest rates for its debt and believes they represent market rates based on the Company’s size, industry, operations and recent amendments. As a result, the carrying value for the debt approximates the fair value.

NOTE 8—GOODWILL AND INTANGIBLE ASSETS

The carrying value of goodwill at December 31, 2016 and 2015 was approximately $16 million. There were no changes to goodwill during the years ended December 31, 2016 and 2015. Goodwill represents the excess purchase price over the estimated fair market value of the net assets acquired by the predecessor parent company, Think Finance, Inc. (“Think Finance”), related to the Elastic and UK reporting units. Of the total goodwill balance, approximately $0.6 million is deductible for tax purposes.

The carrying value of acquired intangible assets as of December 31, 2016, is presented in the table below:

(Dollars in thousands)	Cost	Accumulated Amortization	Net
Assets subject to amortization:
Acquired technology	$946	$(946)	$—
Non-compete	3,404	(1,780)	1,624
Customers	126	(126)	—
Assets not subject to amortization:
Domain names	680	—	680

	$5,156	$(2,852)	$2,304

The carrying value of acquired intangible assets as of December 31, 2015, is presented in the table below:

(Dollars in thousands)	Cost	Accumulated Amortization	Net
Assets subject to amortization:
Acquired technology	$946	$(946)	$—
Non-compete	3,404	(1,600)	1,804
Customers	126	(126)	—
Assets not subject to amortization:
Domain names	680	—	680

	$5,156	$(2,672)	$2,484

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Total amortization expense recognized for the years ended December 31, 2016 and 2015 was approximately $0.2 million for both years. The weighted average remaining amortization period for the intangible assets was 9.00 and 10.00 years at December 31, 2016 and 2015, respectively.

Estimated amortization expense relating to intangible assets subject to amortization for the succeeding five years is as follows:

Year (dollars in thousands)	Amount
2017	$180
2018	180
2019	180
2020	180
2021	180

NOTE 9—LEASES

The Company has non-cancelable operating leases for facility space and equipment, including subleases with Think Finance (see Note 16—Related Parties). Rent expense for the years ended December 31, 2016 and 2015 was approximately $3.2 million and $2.7 million, respectively, and is reported in Occupancy and equipment in the Consolidated Statements of Operations. Future minimum lease payments as of December 31, 2016 are as follows:

Year (dollars in thousands)	Amount
2017	$2,801
2018	2,479
2019	2,004
2020	1,602
2021	511
Thereafter	1,206

Total	$10,603

As discussed in Note 5—Property And Equipment, the Company purchased equipment through leasing arrangements that qualify as capital leases. The capital leases include provisions which allow for the purchase of the equipment at de minimis amounts at the end of their lease term. Future minimum lease payments as of December 31, 2016 are as follows:

Year (dollars in thousands)	Amount
2017	$21

Interest and executory costs	—

Total	$21

NOTE 10—STOCK-BASED COMPENSATION

Stock-based compensation expense recognized for the years ended December 31, 2016 and 2015 totaled approximately $1.7 million and $0.8 million, respectively.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

2016 Omnibus Incentive Plan

The 2016 Omnibus Incentive Plan (“2016 Plan”) was adopted by the Company’s Board of Directors on January 5, 2016 and approved by the Company’s stockholders thereafter. The 2016 Plan became effective on June 23, 2016. The 2016 Plan provides for the grant of incentive stock options to the Company’s employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, cash-based awards (including annual cash incentives and long-term cash incentives), and any combination thereof to the Company’s employees, directors and consultants. In connection with the 2016 Plan, the Company has reserved for issuance under the 2016 Plan shares of common stock equal to (i) 1,260,000 shares, plus (ii) up to 1,538,189 shares that would otherwise return to the 2014 Equity Incentive Plan as a result of forfeiture, termination or expiration of awards previously granted under the 2014 Equity Incentive Plan and outstanding when the 2016 Plan becomes effective.

The 2016 Plan will automatically terminate 10 years following the date it becomes effective, unless the Company terminates it sooner. In addition, the Company’s Board of Directors has the authority to amend, suspend or terminate the 2016 Plan provided such action does not impair the rights under any outstanding award.

2014 Equity Incentive Plan

The Company adopted the 2014 Equity Incentive Plan (the “2014 Plan”) on May 1, 2014. The 2014 Plan permits the grant of incentive stock options, nonstatutory stock options, and restricted stock. Nonstatutory stock options and restricted stock may be granted to service providers (i.e., employees, directors or consultants) and incentive stock options may be granted only to employees.

The Company’s Board of Directors may at any time amend, alter, suspend or terminate the 2014 Plan. The Company will obtain stockholder approval of any plan amendment to the extent necessary and desirable to comply with applicable laws. The Company’s 2014 Plan will automatically terminate on the tenth anniversary of the later of (a) effective date of the 2014 Plan, or (b) the earlier of the most recent Board or stockholder approval of an increase in the number of shares reserved for issuance under the 2014 Plan, unless the Company terminates it sooner.

In conjunction with the 2016 and 2014 Plans, as of December 31, 2016, the Company has granted stock options and RSUs which are described in more detail below.

Stock Options

Stock options are awarded to encourage ownership of the Company’s common stock by key employees and to provide increased incentive for key employees to render services and to exert maximum effort for the success of the Company. The Company’s stock options permit net-share settlement upon exercise. The option exercise price, vesting schedule and exercise period are determined for each grant by the Board of Directors. The Company’s stock options generally have a 10-year contractual term and vest over a 4-year period from the grant date.

The weighted-average grant-date fair value for options granted in 2016 was $6.78. These options have a contractual term of 10 years and vest 25% on the first anniversary of the effective date and 2.083% each

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

month thereafter until full vesting on the fourth anniversary of the effective date. The assumptions used to determine the fair value of options granted in the years ended December 31, 2016 and 2015 using the Black-Scholes-Merton model are as follows:

	2016	2015
Dividend yield	0%	0%
Risk-free interest rate	1.13% to 1.59%	0.85% to 1.31%
Expected volatility (weighted average and range, if applicable)	32% (31% to 34%)	50%
Expected term	5-7 years	2-3 years

The expected term of the options granted is the period of time from the grant date to the date of expected exercise estimated using historical data. The expected volatility was determined based on an average of companies in similar industries and other factors. The risk-free interest rate used is the current yield on US Treasury notes with a term equal to the expected term of the options at the grant date. The expected dividend yield is based on annualized dividends on the underlying share during the expected term of the option.

A summary of stock option activity as of and for the year ended December 31, 2016 is presented below:

Stock Options(1)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2015	1,579,890	$9.53
Granted	96,512	20.31
Exercised(2)	(168,541)	6.00
Forfeited	(107,295)	12.45

Outstanding at December 31, 2016	1,400,566	10.47	5.58

Options exercisable at December 31, 2016	1,030,720	8.28	4.53

Available for grant at December 31, 2016(3)	1,227,518

(1)	All awards presented in this table are for Elevate stock only.
(2)	During the year ended December 31, 2016, certain exercised options were net share-settled to cover the required exercise price and withholding tax and the remaining amounts were converted into an equivalent number of shares of the Company’s common stock. The Company withheld 86,796 shares which had a value equivalent to the aggregate exercise price of approximately $984 thousand plus the employees’ minimum statutory obligation of approximately $784 thousand for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. The total shares withheld was based on the fair value of the options on their exercise date as determined by the Company. These net-share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise have been issued.
(3)	Includes shares available for grant under the 2016 Plan and the 2014 Plan.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

At December 31, 2016, there was approximately $1.7 million of unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted average period of 2.5 years. The total intrinsic value of options exercised for the year ended December 31, 2016 was $2.4 million.

At December 31, 2016, the following options were outstanding at their respective exercise price:

Exercise Price	Options Outstanding
$5.29 – 5.33	654,500
$7.89	5,000
$10.73 – 10.91	70,000
$11.42 – 12.88	178,461
$13.26 – 13.98	109,637
$15.77	251,956
$20.23 – 20.80	131,012

Total	1,400,566

Restricted Stock Units

RSUs are awarded to serve as a key retention tool for the Company to retain its executives and key employees. RSUs will transfer value to the holder even if the Company’s stock price falls below the price on the date of grant, provided that the recipient provides the requisite service during the period required for the award to “vest.” RSUs generally cliff-vest after 1 or 4 years.

The weighted-average grant-date fair value for RSUs in 2016 was $20.30. The RSUs were granted to both employees and non-employee directors. The RSUs granted to employees have a contractual term of 10 years and vest 25% on the first anniversary of the effective date and 25% each year thereafter until full vesting on the fourth anniversary of the effective date; vesting is further subject to the successful completion of an IPO and the related lock-up period. The RSUs granted to non-employee directors have a contractual term of 10 years and had a vesting commencement date of July 1, 2016 and vest upon the later of the 1-year anniversary of the vesting commencement date or the expiration of the lock-up period following the successful completion of an IPO.

A summary of RSU activity as of and for the year ended December 31, 2016 is presented below:

RSUs(1)	Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2015	—	—
Granted	170,105	$20.30
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2016	170,105	$20.30

(1)	All awards presented in this table are for Elevate common stock only.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

At December 31, 2016, there was approximately $2.0 million of unrecognized compensation cost related to non-vested RSUs which is expected to be recognized over a weighted average period of 1.9 years. No RSUs vested during the year ended December 31, 2016, and, as such, the total vest-date fair value of RSUs vested for the year ended December 31, 2016 was $0.

NOTE 11—FAIR VALUE MEASUREMENTS

The accounting guidance on fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The Company groups its assets and liabilities measured at fair value in three levels of the fair value hierarchy, based on the fair value measurement technique, as described below:

Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets and liabilities in active exchange markets that the Company has the ability to access at the measurement date.

Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques with significant assumptions and inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3—Valuation is derived from model-based techniques that use inputs and significant assumptions that are supported by little or no observable market data. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of pricing models, discounted cash flow models and similar techniques.

The Company monitors the market conditions and evaluates the fair value hierarchy levels at least quarterly. For any transfers in and out of the levels of the fair value hierarchy, the Company discloses the fair value measurement at the beginning of the reporting period during which the transfer occurred. For the years ended December 31, 2016 and 2015, there were no significant transfers between levels.

The level of fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is most significant to the fair value measurement in its entirety. In the determination of the classification of assets and liabilities in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market conditions, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances, judgments are made regarding the significance of the Level 3 inputs to the fair value measurements of the respective assets and liabilities in their entirety. If the valuation techniques that are most significant to the fair value measurements are principally derived from assumptions and inputs that are corroborated by little or no observable market data, the asset or liability is classified as Level 3.

The Company has evaluated Loans receivable, net of allowance for loan losses, Receivable from CSO lenders, Receivable from payment processors and Accounts payable and accrued expenses and believes the carrying value approximates the fair value due to the short-term nature of these balances. The

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Company has also evaluated the interest rates for Notes payable and believes they represent market rates based on the Company’s size, industry, operations, and recent amendments. As a result, the carrying value for Notes payable approximates the fair value. The Company classifies its fair value measurement techniques for the fair value disclosures associated with Loans receivable, net of allowance for loan losses, Receivable from CSO lenders, Receivable from payment processors and Accounts payable and accrued liabilities and Notes payable as Level 3 in accordance with ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”).

The Company has recorded a long-term liability related to agreements to pay additional consideration to a related party for the acquisitions associated with the Elastic product, based on earnings performance from 2015 through 2027. A liability of approximately $5.5 million was recorded at fair value and was included within Contingent consideration payable on the Consolidated Balance Sheets at December 31, 2014. In June 2015, the Company entered into a consulting agreement with the seller, which requires the Company to pay a total of $1.5 million over the next five years. The agreement effectively extinguished the additional consideration liability, and in accordance with ASC 450-10, a gain of approximately $5.5 million was recognized in Non-operating income for the year ended December 31, 2015 in the Consolidated Statements of Operations. This liability is considered to be Level 3 in accordance with ASC 820-10. This liability was evaluated pursuant to FASB guidance under the income approach using a weighted average cost of capital of 21%.

The Convertible Term Notes contained embedded features that were required to be recognized as a derivative liability. See Note 7—Notes Payable for additional information. Upon the initial $10 million draw on the Convertible Term Notes in October 2016, a derivative liability of approximately $1.7 million was recorded at fair value and was included as debt discount in Notes Payable and as a Derivative Liability on the Consolidated Balance Sheets at December 31, 2016. The effective interest rate associated with the debt discount was approximately 25%. The change in the fair value of the derivative liability of $43 thousand was recognized as Non-operating expense for the year ended December 31, 2016 in the Consolidated Statements of Operations. This liability is considered to be Level 3 in accordance with ASC 820-10 and is measured at fair value on a recurring basis. The Company has no derivative amounts subject to enforceable master netting arrangements that are offset on the Consolidated Balance Sheets.

The table below summarizes the changes in the fair value of the liabilities categorized as Level 3 instruments contingent for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	Embedded Derivative Liability in Convertible Term Notes	Contingent Consideration Liability
Balance, December 31, 2014	$—	$5,529
Fair value adjustment	—	—
Extinguishment	—	(5,529)

Balance, December 31, 2015	$—	$—
Issuance	1,707	—
Fair value adjustment (Non-Operating income (expense) in the Consolidated Statements of Operations)	43	—

Balance, December 31, 2016	$1,750	$—

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

The Company’s derivative liability associated with its Convertible Term Notes is measured at fair value using a probability-weighted valuation scenario model based on the likelihood of the Company successfully completing an IPO or other qualified financing. The inputs and assumptions included in the calculations are highly subjective and subject to interpretation and include highly subjective inputs and assumptions including estimates of redemption and conversion behaviors. Significant unobservable estimates of redemption and conversion behaviors include (i) the 75% cumulative probability for the Company’s successful achievement of an IPO or other qualified financing prior to January 31, 2018 and (ii) the 90% probability that the Convertible Term Notes will be required to be redeemed at their maturation on January 31, 2018 (i.e.: the holder will opt-out of converting the Convertible Term Notes into shares of the Company’s common stock). The floating rate is based on the three-month LIBOR rate. The risk-free interest rate is based on the implied yield available on US Treasury zero-coupon issues over the expected life of the Convertible Term Notes. The expected life is impacted by all of the underlying assumptions and calibration of the Company’s model. Significant increases or decreases in inputs could result in significantly lower or higher fair value measurements. The ranges of significant inputs and assumptions used in measuring the fair value of the embedded derivative liability in the Convertible Term Notes are as follows:

December 31, 2016
Expected life (months)	6-13
Conversion discount percentage	20%
Floating rate	10.00%-10.62%
Risk-free rate	0.92%
Market yield	23.86%
Non-marketability discount	9%
Non-marketability discount volatility	53.9%

NOTE 12—INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2016 and 2015 consists of the following:

(Dollars in thousands)	2016	2015
Federal
Current	$—	$264
Deferred	(2,785)	(4,717)
State
Current	434	251
Deferred	(601)	(456)
Foreign
Current	—	—
Deferred	—	—

Total	$(2,952)	$(4,658)

No penalties or interest related taxes were recognized for the years ended December 31, 2016 and 2015.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

The Company’s US effective tax rates for the years ended December 31, 2016 and 2015 were 28% and 32%, respectively. The differences between the provision for income tax and the amount that would result if the federal statutory rate were applied to the pre-tax financial income for the years ended December 31, 2016 and 2015 were as follows:

(Dollars in thousands)	2016	2015
Federal statutory rate of 35%	$(8,854)	$(8,599)
State income tax provision	(109)	(166)
Permanent differences	690	640
Change in valuation allowance	(878)	(3,131)
Rate differential	2,511	1,588
Change in foreign statutory tax rate	2,033	2,753
Change in reserve for uncertain tax positions	1,525	1,491
Other	130	766

Total	$(2,952)	$(4,658)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below:

(Dollars in thousands)	2016	2015
Deferred Tax Assets:
Allowance for losses on loans receivable	$20,372	$17,680
Net operating loss carryforward – foreign	5,648	6,631
Net operating loss carryforward – domestic	10,690	8,489
Deferred revenues	—	361
Cumulative translation adjustment – domestic	2,347	2,206
Accrued expenses	1,246	3,433
Deferred equity issuance costs	1,895	1,081
Other	1,817	1,099

Total deferred tax assets	44,015	40,980
Deferred Tax Liabilities:
Property and equipment, principally due to differences in depreciation	(1,346)	(1,797)
Amortization of intangible assets	(4,549)	(4,844)
Prepaid expenses	(1,180)	(862)

Net deferred tax assets before valuation allowance	36,940	33,477
Valuation allowance	(5,743)	(6,621)

Deferred tax assets, net	$31,197	$26,856

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

Uncertain tax positions

The following table sets forth the changes in the Company’s unrecognized tax benefits for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	2016	2015
Balance at beginning of the year	$4,211	$2,720
Reductions for tax positions related to the prior year	(1,079)	(220)
Additions for tax positions related to the current year	2,604	1,711

Balance at the end of the period	$5,736	$4,211

If the cumulative unrecognized tax benefit is recognized, there will be no effect on the Company’s effective tax rate due to the full valuation allowance. Due to the nature of the unrecognized tax benefits and the existence of tax attributes, the Company has not accrued any interest or penalties associated with unrecognized tax benefits in the Consolidated Statements of Operations nor has it recognized a liability in the Consolidated Balance Sheets. The Company does not believe the total amount of unrecognized benefit as of December 31, 2016 will increase or decrease significantly in the next twelve months.

For purposes of evaluating the need for a deferred tax valuation allowance, significant weight is given to evidence that can be objectively verified. The following provides an overview of the assessment that was performed for both the domestic and foreign deferred tax assets, net.

US deferred tax assets, net

At December 31, 2016 and 2015, the Company did not establish a valuation allowance for its US deferred tax assets “DTA” based on management’s expectation of generating sufficient taxable income in a look forward period over the next three to five years. The net operating loss carryforward from US operations at December 31, 2016 was approximately $28.6 million. The NOL carryforward expires beginning in 2034. The ultimate realization of the resulting deferred tax asset is dependent upon generating sufficient taxable income prior to the expiration of this carryforward. The Company considered the following positive and negative factors when making their assessment regarding the ultimate realizability of the deferred tax assets.

Significant positive factors include the following:

➢	In 2016 the Company continued to grow its operating income (from $9 million in 2015 to $48 million in 2016). If the Company had not postponed its IPO in early January 2016 due to market conditions, the Company would have had US taxable income in 2016 and begun utilizing its NOL (the Company planned to use the IPO proceeds to pay down debt and reduce interest expense).

➢	In 2017 the Company is forecasting US taxable income as it continues to scale its business and generate even greater operating income. The 2017 forecast used to determine the realizability of the deferred tax assets does not consider the completion of the proposed IPO.

➢	Completing the proposed IPO in 2017 will generate even greater US taxable income than what is in the Company’s existing forecast. If the proposed IPO is considered as part of the forecast, the proceeds from the proposed IPO would be used to pay down debt, which would further reduce interest expense. This would result in even higher taxable income and utilize a majority of the NOL in 2017.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

➢	Management’s success in developing accurate forecasts (proven through their time at Think Finance) and management’s track record of launching new and successful products at Think Finance, which generated significant taxable income, is another source of positive evidence which was evaluated. The Company believes that the unique circumstance of the 2014 spin-off from a successful company provides it with several positive objectively verifiable factors that would not normally be available to a new company with a limited operating history.

Significant negative factor include:

➢	The Company has cumulative losses and a lack of taxable income since the 2014 spin-off. A net taxable loss was incurred for the years ended December 31, 2016 and 2015 due to the establishment of an infrastructure for the Company separate from Think Finance while the Company was scaling the growth of the relatively new products of Rise and Elastic.

➢	The Company originally forecasted US taxable income for the year ended December 31, 2016 based upon the completion of an IPO in early 2016. With the postponement of the IPO due to market conditions the additional interest expense incurred associated with higher debt balances was a significant contributor to the net taxable loss for the year ended December 31, 2016 as compared to the forecasted results for 2016.

The Company has given due consideration to all the factors and believes the positive evidence outweighs the negative evidence and has concluded that the US deferred tax asset is expected to be realized based on management’s expectation of generating sufficient taxable income in a look-forward period over the next three to five years. Although realization is not assured, management believes it is more likely than not that all of the recorded deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted in the future if estimates of future taxable income change. As a result, at December 31, 2016 and 2015, the Company did not establish a valuation allowance for the US DTA.

The Company also had a US stock option deduction carryforward of approximately $8.9 million at December 31, 2016, for which the tax benefit would be applied as a credit directly to additional paid-in capital. The stock option deduction carryforward expires in 2034.

UK deferred tax assets, net

At December 31, 2016 and 2015, the Company recognized a full valuation allowance for its foreign deferred tax assets due to the lack of sufficient objective evidence regarding the realization of these assets in the foreseeable future. For the years ended December 31, 2016 and 2015, the valuation allowance decreased by approximately $0.9 million and decreased by approximately $3.1 million, respectively, due to the decrease of the net deferred tax assets related to the UK, which primarily consists of the net operating loss carryforward. Regardless of the deferred tax valuation allowance recognized at December 31, 2016 and 2015, the Company continues to retain net operating loss carryforwards for foreign income tax purposes of approximately $31.5 million and $39.4 million, respectively, available to offset future foreign taxable income. To the extent that the Company generates taxable income in the future to utilize the tax benefits of the related deferred tax assets, subject to certain potential limitations, it may be able to reduce its effective tax rate by reducing the valuation allowance. The Company’s foreign net operating loss carryforward of approximately $31.5 million and $39.4 million for December 31, 2016 and 2015, respectively, can be carried forward indefinitely.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

NOTE 13—COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingencies

Currently and from time to time, the Company may become defendants in various legal and regulatory actions. While the Company cannot determine the ultimate outcome of these actions, it believes their resolution will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

The Company is cooperating with the Consumer Financial Protection Bureau (“CFPB”) related to a civil investigative demand (“CID”) received by Think Finance requesting information about the operations of Think Finance prior to the 2014 spin-off. The CFPB has not made any specific allegation of violation(s) of law or initiated litigation in connection with the CID as of this date.

Commitments

The Elastic product, which offers lines of credit to consumers, had approximately $110.7 million and $31.0 million in available and unfunded credit lines at December 31, 2016 and 2015, respectively. While these amounts represented the total available unused credit lines, ESPV has not experienced and does not anticipate that all line of credit customers will access their entire available credit lines at any given point in time. ESPV has not recorded a loan loss reserve for unfunded credit lines as ESPV has the ability to cancel commitments within a relatively short timeframe.

Guarantees

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to CSO lenders and is required to purchase any defaulted loans it has guaranteed. The guarantee represents an obligation to purchase specific loans that go into default. See Note 1—Summary of Significant Accounting Policies for more information related to this guarantee obligation.

NOTE 14—CONVERTIBLE PREFERRED STOCK

On May 1, 2014, the Company issued 2,957,059 shares of Series A Preferred Stock and 2,682,351 shares of Series B Preferred Stock. There have been no changes in preferred stock outstanding from the issuance date through December 31, 2016. The terms and conditions of both the Series A Preferred and the Series B Preferred are as follows:

Dividends rights

The holders of the outstanding Series A and B Preferred Stock shall be entitled to receive dividends declared by the Board of Directors. The right to receive dividends shall not be cumulative. No dividends on Series B Preferred or Common Stock shall be paid until all declared dividends on Series A Preferred have been paid. The Series A Preferred dividend is at an annual rate of $0.43 per share, and the Series B Preferred dividend is at an annual rate of $0.83 per share.

Liquidation rights

In the event of any liquidation of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to the holders of the Series B Preferred Stock and Common Stock, an amount per share for each share of Series A Preferred Stock held

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

by them equal to the greater of (i) the sum of (A) the Series A Liquidation Preference of $7.73 specified for such share of Series A Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount per share that such Series A Preferred Stock would have received had such share of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation.

In the event of any liquidation of the Company, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to the holders of Common Stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the sum of (A) the Series B Liquidation Preference of $14.91 specified for such share of Series B Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock or (ii) the amount per share that such Series B Preferred Stock would have received had such share of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation.

Redemption

The holders of Series A Preferred Stock can be redeemed at any time after August 30, 2018, and at the election of the holders of at least two-thirds of the then outstanding Series A Preferred Stock, at a redemption price of $5.35 per share plus 8% compounded annually from the Series A issuance date, plus all declared and unpaid dividends.

The holders of Series B Preferred Stock can be redeemed at any time after the holders of Series A Preferred Stock have been redeemed, and at the election of the holders of at least two-thirds of the then outstanding Series B Preferred Stock, at a redemption price of $10.33 per share plus 8% compounded annually from the Series B issuance date, plus all declared and unpaid dividends.

The holders of Series A and B Preferred Stock signed a Waiver Agreement by which they defer and waive their rights to exercise the redemption rights or otherwise obligate the Company to redeem the Preferred Stock, unless and until the Notes Payable have been paid in full.

Voting rights

The holders of Series A and B Preferred Stock shall have one vote for each full share of Common Stock into which their shares are convertible, and the holders of Common Stock shall have one vote per share of Common Stock.

Automatic Conversion Upon Initial Public Offering

Upon the occurrence of an event of conversion, each share of Series A and B Preferred Stock (outstanding) shall be automatically converted into one share of fully paid and non-assessable share of Common Stock provided that the offering price per share is not less than $10.70 (as adjusted for the stock split), and the aggregate gross proceeds to the Company are not less than $25 million.

NOTE 15—OPERATING SEGMENT INFORMATION

The Company determines operating segments based on how its chief operating decision maker manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. The Company’s chief operating decision-maker is its Chief Executive Officer, who reviews the Company’s operating results on a consolidated basis.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

The Company has one reportable segment, which provides online credit products for non-prime consumers, which is composed of the Company’s operations in the United States and the United Kingdom. The Company has aggregated all components of its business into a single reportable segment based on the similarities in the products, the distribution methods, the type of customers, and the nature of the regulatory environments.

The following tables summarize the allocation of net revenues and long-lived assets based on geography.

	Year ended December 31,
(Dollars in thousands)	2016	2015
Revenues
United States	$484,462	$353,511
United Kingdom	95,979	80,495

Total	$580,441	$434,006

Long-lived assets
United States	$23,141	$24,391
United Kingdom	11,349	11,890

Total	$34,490	$36,281

NOTE 16—RELATED PARTIES

The Company has entered into sublease agreements with Think Finance for office space that expire beginning in 2017 through 2019. Total rent and utility payments made to Think Finance for office space were approximately $1.5 million and $1.7 million for the years ended December 31, 2016 and 2015, respectively. Rent and utility expense is included in Occupancy and equipment within the Consolidated statements of operations. Total payments for equipment were approximately $0.3 million for both of the years ended December 31, 2016 and 2015, and were included as a reduction of the capital lease liability included in Accounts payable and accrued liabilities within the Consolidated Balance Sheets and as interest expense included in Net interest expense within the Consolidated Statements of Operations. The Company also received $32.8 thousand in tax settlement payments from Think Finance in accordance with the tax sharing agreement for the year ended December 31, 2016, and $44.9 thousand in payments related to other expense reimbursements for the year ended December 31, 2016.    For the year ended December 31, 2015, the Company made a tax settlement payment to Think Finance of $0.3 million.

At December 31, 2016 and 2015, the Company had approximately $21 thousand and $304 thousand, respectively, in accounts payable due to Think Finance related to reimbursable costs, which is included in Accounts payable and accrued liabilities within the Consolidated Balance Sheets.

During the years ended December 31, 2016 and 2015, the Company incurred board of director fees and travel expense reimbursements of approximately $0.3 million for both periods associated with certain board members. Stock compensation expense of $0.2 million was also recorded for certain board members during both of the years ended December 31, 2016 and 2015. These expenses are included in Professional services and Other operating expenses within the Consolidated Statements of Operations. In addition, during the year ended December 31, 2016, the Company incurred consulting costs of

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

approximately $0.3 million related to a consulting agreement with a related party, which is described in Note 11—Fair Value Measurements. These expenses are included in Professional services within the Consolidated Statements of Operations.

NOTE 17—401(k) PLAN

Prior to the 2014 spin-off, all US employees participated in the Think Finance 401(k) plan. The Company adopted a 401(k) Plan (the “Plan”) on June 1, 2014 with substantially the same terms as the Think Finance 401(k) plan. All employees are eligible to participate in the Plan upon reaching the age of 21 years and completing one month of service with the Company. The Plan is a “safe harbor 401k plan” and the Company matches 100% of each participant’s first 4% of compensation that is contributed to the Plan each year. Participants may contribute up to 70% of their eligible earnings to the applicable Plan, subject to regulatory and other plan restrictions. Company and employee contributions are fully vested at the time of contribution. The Company’s consolidated matching contributions in the years ended December 31, 2016 and 2015 totaled approximately $1.5 million and $1.2 million, respectively.

In addition, the Company operates a defined contribution pension scheme for its employees in the United Kingdom. The assets of the scheme are held separately to those of the Company in an independently administered fund. The pension cost charge represents approximately $0.3 million in contributions paid by the Company to the fund during both of the years ended December 31, 2016 and 2015.

NOTE 18—STOCK SPLIT

On December 11, 2015, the Board of Directors approved the ratio that will be included in an amended and restated certificate of incorporation to effect a 2.5-for-1 forward stock split of its common stock to be effective in connection with the completion of the Company’s IPO. The stock split will cause an adjustment to the par value for the common stock, from $0.001 per share to $0.0004 per share, and reflects a two and a half times increase in the number of authorized and outstanding shares of common stock. As a result of the stock split, the share amounts under its employee incentive plan will also be adjusted. The conversion of shares of preferred stock will occur on a one-to-one basis without additional consideration into an aggregate of 5,639,410 shares of common stock immediately prior to the 2.5-for-1 forward stock split of the common stock. The 2.5-for-1 forward stock split will thereafter be applied to the resulting total amount of common stock. Unless otherwise noted, the Company has accordingly presented unaudited pro forma basic and diluted net loss per share for the fiscal years ended December 31, 2016 and 2015.

Unaudited pro forma basic and diluted net loss per share are computed by dividing net loss by the basic and diluted pro forma weighted average number of common shares outstanding, after giving effect to the transactions described above as though the split had occurred as of January 1, 2015, the beginning of the fiscal year ended December 31, 2015.

Elevate Credit, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2016 and 2015

The impact of the 2.5-for-1 forward stock split on the weighted average number of common shares on a historical and pro forma basis and the earnings per share on a pro forma basis for the fiscal years ended December 31, 2016 and 2015 are as follows:

(Dollars in thousands except per share amounts)	2016	2015
Net loss	$(22,373)	$(19,911)

Historical weighted average number of common shares	5,157,705	5,010,339
Impact of 2.5-for-1 forward stock split	7,736,557	7,515,508

Pro forma weighted average number of common shares	12,894,262	12,525,847

Pro forma basic and diluted (loss) earnings per share	$(1.74)	$(1.59)

NOTE 19—SUBSEQUENT EVENTS

The Company has evaluated all subsequent events and transactions through March 10, 2017, the date that the consolidated financial statements were available to be issued, and noted no subsequent events requiring financial statement recognition or disclosure, except as noted below.

In January 2017, the Company entered into an amendment to the VPC Facility that, among other things, extended the required draw-down date of the $15 million remaining undrawn principal on the Convertible Term Notes from December 2016 to January 2017. Upon the $15 million draw on the Convertible Term Notes in January 2017, an additional derivative liability of approximately $2.5 million was recorded at fair value and was included as debt discount in Notes Payable and as a Derivative Liability on the Consolidated Balance Sheets subsequent to year-end.

On February 1, 2017 the VPC Facility was amended to provide for the following:

•	A $100 million increase in the maximum borrowing on the US Term Note, from $250 million to $350 million.

•	The interest rate on the entire $350 million on the US Term Note, including existing amounts outstanding, was reduced to a base rate (defined as the greater of the 3-month LIBOR rate, or 1%) plus 11%.

•	The maturity date for the US Term Note has been extended to February 1, 2021, excluding $75 million currently outstanding under the note which is subject to an August 13, 2018 maturity date.

•	The book value of equity covenant was permanently reduced from $10 million to $5 million.

Subsequent to the year ended December 31, 2016, 92,966 stock options were exercised of which 44,471 shares issued were withheld to cover the required exercise price and withholding tax and the remaining 48,495 shares were issued as shares of the Company’s common stock. Additionally, the Company granted 44,471 stock options and 8,333 RSUs subsequent to the year ended December 31, 2016.

The New Middle Class Deserves Some Credit 22 Nonprime consumers check their bank accounts 22 times a month. 37% of nonprime consumers say their lack of credit keeps them from making financial progress. 45% 45% of the nonprime market is denied credit in a given year. 14% hold more than one job 70% say that it is “extremely important” for a loan to help them build credit. Source: A 2016 study executed by Elevate’s Center for the New Middle Class. Elevate formed the Center to educate the public about behaviors, challenges, and attitudes of the growing population of Americans who are credit constrained.

Better borrowing leads to brighter futures.

Elevate

Better borrowing leads to brighter futures. Elevate